As confidentially submitted to the Securities and Exchange Commission on September 6, 2023

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 2 TO

FORM F-1

REGISTRATION STATEMENT

UNDER THE SECURITIES ACT OF 1933

Mobile-health Network Solutions

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Cayman Islands	7372	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

2 Venture Drive, #07-06/07 Vision Exchange

Singapore 608526

+65 6222 5223

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

(Name, address, including zip code, and telephone number, including area code, of agent for service)

copies to:

Meng Ding, Esq. Sidley Austin c/o 39/F, Two Int’l Finance Centre 8 Finance St, Central, Hong Kong +852 2509-7888	Mitchell S. Nussbaum, Esq. David J. Levine, Esq. Loeb & Loeb LLP 345 Park Avenue New York, BY 10154 +1 212 407-4000

Approximate date of commencement of proposed sale to the public: as soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933. Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to such Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. The securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell nor does it seek an offer to buy the securities in any jurisdiction where such offer or sale is not permitted.

Preliminary Prospectus (Subject to Completion)

Dated             , 2023

Class A Ordinary Shares

Mobile-health Network Solutions

This is the initial public offering of Class A Ordinary Shares, by Mobile-health Network Solutions. We are offering Class A Ordinary Shares, par value US$          per share.

Prior to this offering, there has been no public market for our Class A Ordinary Shares. We anticipate the initial public offering price of our Class A Ordinary Shares will be between US$             and US$            . We intend to apply to list our Class A Ordinary Shares on the Nasdaq Capital Market under the symbol “            .”

We are both an “emerging growth company” and a “foreign private issuer” as defined under the applicable U.S. federal securities laws and, as such, may elect to comply with certain reduced public company reporting requirements for this and future filings. See “Prospectus Summary—Implications of Being an Emerging Growth Company” and “Prospectus Summary—Implications of Being a Foreign Private Issuer.”

We are a “controlled company” within the meaning of Nasdaq corporate governance rules because Dr. Siaw Tung Yeng, our founder, director and co-chief executive officer, holds a majority of the aggregate voting power of our Company. See “Principal Shareholders.” For more detailed description of risks related to being a “controlled company,” see “Risk Factors — Risks Related to Our Class A Ordinary Shares and This Offering — We are a ‘controlled company’ as defined under the Nasdaq listing rules and, as a result, can rely on exemptions from certain corporate governance requirements that provide protection to shareholders.”

Immediately prior to the completion of this offering, our issued and outstanding share capital will consist of Class A Ordinary Shares and Class B Ordinary Shares. Siaw Tun Mine, Denis Christopher Nyam Ngian Kwong, Siaw Tung Yeng, and Teoh Pui Pui beneficially own all of our then issued and outstanding Class B Ordinary Shares. These Class B Ordinary Shares will constitute approximately             % of our total issued and outstanding share capital immediately after the completion of this offering and approximately             % of the aggregate voting power of our total issued and outstanding share capital immediately after the completion of this offering, assuming that the underwriter does not exercise their option to purchase additional Class A Ordinary Shares. Holders of Class A Ordinary Shares and Class B Ordinary Shares have the same rights except for voting and conversion rights. Each holder of our Class A Ordinary Share is entitled to one vote per share. Each holder of our Class B Ordinary Share is entitled to 10 votes per share. Our Class A Ordinary Shares and Class B Ordinary Shares vote together as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law. Our Class B Ordinary Shares are convertible at any time into Class A Ordinary Shares on a one-for-one basis by the holder thereof. Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances. Upon any transfer of Class B Ordinary Shares by a holder thereof or a change of ultimate beneficial ownership of any Class B Ordinary Shares to any person other than an affiliate of such person or a beneficial owner of Class B Ordinary Shares, such Class B Ordinary Shares are automatically and immediately converted into the same number of Class A Ordinary Shares.

Investing in the Class A Ordinary Shares involves a high degree of risk. See “Risk Factors” beginning on page 11.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

PRICE US$             PER CLASS A ORDINARY SHARE

	Price to Public	Underwriting Discounts and Commissions(1)	Proceeds, before Expenses
Per Share	US$	US$	US$
Total	US$	US$	US$

(1)	For a description of compensation payable to the underwriter, see “Underwriting.”

The underwriter has an option to purchase up to              additional Class A Ordinary Shares from us at the initial public offering price, less the underwriting discounts and commissions, within 45 days from the date of closing of this offering, to cover any over-allotments.

The underwriter expects to deliver the Class A Ordinary Shares against payment in U.S. dollars in New York, NY to purchasers on or about             , 2023.

EF Hutton

division of Benchmark Investments, LLC

The date of this prospectus is        , 2023

[Page intentionally left blank for graphics]

This prospectus contains certain estimates and information concerning our industry, including market position, market size, and growth rates of the markets in which we participate. This information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to these estimates. We have not independently verified the accuracy or completeness of the data contained in these industry publications and reports. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the “Risk Factors” section. These and other factors could cause results to differ materially from those expressed in these publications and reports.

You should rely only on the information contained in this prospectus or in any related free-writing prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus or in any related free-writing prospectus. We are offering to sell, and seeking offers to buy, the Class A Ordinary Shares offered hereby, but only under circumstances and in jurisdictions where offers and sales are permitted and lawful to do so. The information contained in this prospectus is current only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the Class A Ordinary Shares.

Neither we nor the underwriter have taken any action that would permit a public offering of the Class A Ordinary Shares outside the United States or permit the possession or distribution of this prospectus or any related free-writing prospectus outside the United States. Persons outside the United States who come into possession of this prospectus or any related free-writing prospectus must inform themselves about and observe any restrictions relating to the offering of the Class A Ordinary Shares and the distribution of the prospectus outside the United States.

Until             , 2023 (the 25th day after the date of this prospectus), all dealers that buy, sell or trade Class A Ordinary Shares, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriter and with respect to their unsold allotments or subscriptions.

i

Prospectus Summary

The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements and notes appearing elsewhere in this prospectus. In addition to this summary, we urge you to read the entire prospectus carefully, especially the risks of investing in the Class A Ordinary Shares discussed under “Risk Factors,” before deciding whether to buy the Class A Ordinary Shares. This prospectus contains information from a report that was commissioned by us and prepared by Frost & Sullivan, an independent market research firm, to provide information regarding our industry and our market position.

Our Mission

To be our users’ trusted companion on their lifelong healthcare journey by providing a seamless healthcare experience from start to finish, with the highest level of affordable healthcare and support to both users and healthcare providers.

Our Business

We have set up one of the smartest integrated all-in-one patient care-centric platforms in the region to deliver affordable care to users. We are a leading telehealth solutions provider in Singapore in terms of the number of countries covered by our MaNaDr platform, including countries in the APAC region.

We are a leading telehealth solutions provider in Singapore in terms of various matrices, such as the number of patient consultations per day and the ranking of our mobile application, according to Frost & Sullivan. According to Frost & Sullivan, we have the largest number of teleconsultations per day in the six months ending May 2023, and are amongst the fastest-growing telehealth solutions providers in Singapore. Our MaNaDr mobile application has received a 4.8 and 4.9 star rating on the Apple App Store and Google Play Store in Singapore respectively as of June 14, 2023. According to Frost & Sullivan, on a combined basis, MaNaDr was the most reviewed and highest rated mobile application in Singapore as of June 14, 2023 and has the largest number of teleconsultations per day in the six months ending May 2023.

We provide our services on our MaNaDr platform, which is accessible via our mobile application and website. We serve both the community of users, by offering personalized and reliable medical attention to users worldwide, as well as the community of healthcare providers, by allowing them to have a broader reach to users through virtual clinics without any start-up costs and the ability to connect to a global network of peer-to-peer support groups and partners. Through our mobile application, we offer users with a range of seamless and hassle-free telehealth solutions, which encompasses teleconsultation services, including the issuance of electronic medical certificates and delivery of medications to users’ homes, as well as other personalized services such as weight management programs. Furthermore, we have set up one of the smartest 24/7 virtual care ecosystems and support groups to help users navigate the complexities faced in receiving correct and timely care, according to Frost & Sullivan. With MaNaChat, the 24/7 customer support service, we operate Singapore’s only in-app live group chat service and have one of the fastest response times in Singapore and globally to support users.

We have developed our business with the aim of addressing each of these global healthcare concerns and issues, and this problem-solving approach is one of our Group’s key unique features and competitive strengths:

●	Inequalities in healthcare: We have set up one of the smartest integrated all-in-one patient care-centric platforms in the region to deliver affordable care to users. According to Frost & Sullivan, as at May 31, 2023, we offered the most affordable care to nearly 100,000 teleconsultation activities per month through our MaNaDr platform and strived to deliver quality, timely and seamless care.

●	Inaccessibility in healthcare: To alleviate inaccessibility in healthcare encountered, we have capitalized on the ubiquity of mobile technology and the rise in social platforms to set up MaNaForum, which is a social forum with multimedia capabilities within our MaNaDr mobile application, to empower our users and providers from all around the world to share and transmit information on medical conditions, interact with one another freely and ask questions at no charge. The MaNaForum is supported by doctors, healthcare professionals and other key players in the healthcare sector such as dieticians and gym instructors.

●	Complexities in obtaining correct healthcare in a timely manner: To break down and simplify the complexities in healthcare faced by users, we seek to provide simplified care. This is achieved by breaking down barriers in time, place, and space with the setting up one of the smartest 24/7 virtual care ecosystems and support groups to help users navigate the complexities faced in receiving correct and timely care.

1

●	Confusion due to the wide range of healthcare products and services available: With the volume of healthcare products and services available on the market, users often face difficulties in finding the products and services they need, which could result in confusion and adverse outcomes. To address this, we have set up a web store, MaNaShop/MaNaStore, containing curated products and services from reliable suppliers and service providers worldwide, so as to deliver quality trusted products to users at affordable prices. We offer targeted products which meet our quality standards for our users across different genders and age brackets to address their specific healthcare and wellness needs.

●	Global healthcare burden of obesity and chronic diseases: To alleviate chronic healthcare conditions, we have identified the needs of users and developed a 360-degree healthcare ecosystem offering holistic, comprehensive, continuing and long-term preventive and pre-emptive care centered around such needs. The ecosystem is supported by a community of healthcare providers, patient support groups, healthcare coordinators, pharmaceutical companies and paramedical service providers whom we partner with.

Our Main Business Activities

Our MaNaDr platform is a 360-degree healthcare ecosystem which connects users and service providers through the range of healthcare services and product offerings that can be accessed through our mobile application and website:

The platform primarily encompasses the following components:

●	MaNaDr Mobile Application: Our MaNaDr mobile application is an avenue for us to provide timely and personalized care to our users. It primarily involves the provision of teleconsultation services via online video consultation, which allows users to chat in real-time with, and send photos or videos to, doctors online, as well as hospital and/or clinic referral and appointment and inpatient arrangement by our in-house medical team and doctors from our network of clinic service providers.

●	MaNaDr Clinic – Primary healthcare services via our brick-and-mortar clinic: We have one GP clinic in Singapore with a panel of over three medical services providers offering a comprehensive range of primary healthcare services. We also derive revenue from collecting transaction fees for appointments, issuing electronic medical certificates, laboratory review fees and memorandum fees. The clinic also serves as our Innovative Hub where we pioneer various models of care such as gender-affirming service and aesthetic care.

2

●	MaNaPharma – B2B sales to clinics and other healthcare service providers: We procure pharmaceutical products and medical devices, as well as engage in the wholesale distribution of pharmaceutical products to clinics in Singapore.

●	MaNaShop/MaNaStore – B2C sales of products and services to users: We offer a diversified and evolving range of products to users on the MaNaShop/MaNaStore online e-commerce platform (via both the website and mobile application), including healthcare products (such as medicines, health supplements, skincare, nutrition products and medical devices) and wellness products (such as personal care products and health screening packages).

●	MaNaCare – Corporate healthcare and wellness services, which is focused on corporate customers: We provide comprehensive corporate healthcare and wellness services, ranging from GP, specialist and allied healthcare panel services to tele-consultation, in-person clinics, on-site health screening, online marketplace and wellness programs.

Collectively, we believe that our holistic ecosystem enhances the utilization efficiency of medical and healthcare resources, while providing a positive user experience.

Our Market Opportunities

Emerging as an evolved model of telehealth, the integrated smart health-tech service market overcomes the limitations of traditional telehealth approaches. This market encompasses a wide range of offerings, including convenient online consultations, walk-in clinics, chronic disease management, online retail pharmacies, health knowledge forums, enterprise telehealth services, as well as wholesale services for pharmaceutical and healthcare products. It represents a more advanced and holistic approach as compared to traditional telehealth methods.

Smart health-tech service market players in Singapore can be divided into three types. The first type of players are tech-first doctor-led healthcare delivery innovators. The second type of players are brick & mortar hospitals/clinic chain operators. The third type of players are generally entities or individuals outside the medical industry. The growth drivers of the smart health-tech service market include the following:

●	online and offline integrated fulfillment in one network;
●	increasing prevalence of chronic disease;
●	growing population and service needs of aging population;
●	growing health awareness;
●	technology updates and service improvement; and
●	wide coverage of the internet and high popularity of smartphones.

We expect that the future trends of the smart health-tech service market will focus on: (1) integration of online retail pharmacy and healthcare services: (2) building a user-centered ecosystem; (3) customized and intelligent telehealth solutions; (4) specialized chronic disease management; and (5) better user experience empowered by advanced technology.

Our Strengths

We are well-positioned to achieve our strategic goals through several key business strengths, including the following:

Leading position in Singapore’s rapidly growing telehealth solutions industry

We are a leading telehealth solutions provider in Singapore, in terms of various matrices, according to Frost & Sullivan. According to Frost & Sullivan, we had the largest number of teleconsultations per day in the six months ending May 2023, and are amongst the fastest-growing telehealth solutions providers in Singapore. Our MaNaDr mobile application has received a 4.8 and 4.9 star rating on the Apple App Store and Google Play Store in Singapore respectively as of June 14, 2023. According to Frost & Sullivan, on a combined basis, MaNaDr was the most reviewed and highest rated mobile application in Singapore as of June 14, 2023 and had the largest number of teleconsultations per day in the six months ending May 2023.

We had recorded more than 420,000 registered users on our mobile application and more than 13,000 registered users on our website as of December 31, 2022.

Multi-faceted business model that offers a one-stop portal connecting our users with both online and offline healthcare resources

Our multi-faceted business model positions us as a one-stop portal to the healthcare ecosystem, connecting users to online and offline healthcare resources. We offer a comprehensive suite of medical-related and other services including teleconsultations and health check-up services, vaccinations, skin and aesthetics services and other services on our MaNaDr platform and at the MaNaDr Clinic.

Innovative technological solutions empowered by an experienced in-house medical team

We have digitalized all of our core operations, building a full suite of digital operations systems solutions to ensure end-to-end quality control. In addition, we offer 24/7 quality teleconsultation services with minimal waiting time through our self-developed mobile application, which also allows optimizing of delivery routes by matching the closest clinic from our network of service providers to the user, such that the prescription submitted by the doctor following the teleconsultation will be quickly fulfilled by the dispatch and home delivery of the medications.

See the section entitled “Business” for more details on our strengths.

3

Our Strategies

We will adopt and implement the following strategies to build upon our strengths and expand the outreach of our business:

Expand our user base and systematically enhance our user engagement, including through technological tools, to strengthen our market position

We plan to continue to expand our user base through natural traffic, external marketing and promotional activities. Expansion through external marketing will be achieved by the acquisition of new users through mobile application stores, as well as online and offline marketing activities.

Expand our service and product offerings to cover the healthcare value chain

We intend to further improve user stickiness through expanding service offerings to serve differentiated user needs on our platform and improving the quality of the products and services offered on our MaNaDr platform, and offer a broader range of healthcare services and products along the healthcare value chain.

Selectively pursue strategic partnerships, investments and acquisitions to expand and scale up our affordable and high-quality platform beyond Singapore to other countries in the APAC region

We intend to continue to grow our user base, expand our service offerings, enhance our technological leadership, and optimize our ecosystem through selected partnerships, investments, and acquisitions covering our comprehensive medical and wellness service offerings. Additionally, we plan to expand our reach to other countries in the APAC region, through strategic partnerships, investments, mergers and acquisitions.

See the section entitled “Business” for more details on these strategies.

Risk Factors

Investing in our Class A Ordinary Shares involves risks. The risks summarized below are qualified by reference to the section entitled “Risk Factors”, which you should carefully consider before deciding to purchase our Class A Ordinary Shares. If any of these risks actually occurs, our business, financial condition, or results of operations would likely be materially and adversely affected. In such cases, the trading price of our Class A Ordinary Shares would likely decline, and you may lose all or part of your investment.

We believe some of the major risks and uncertainties that may materially and adversely affect us include the following:

Risks Related to Our Business and Industry

●	Maintaining users’ trust in our ecosystem is critical to our success, and any failure to do so could severely damage our reputation and brand;
●	We may not be able to manage the growth of our business and operations or implement our business strategies on schedule or within our budget, or at all;
●	If we fail to effectively estimate, price and manage our costs, or if our fees and charges are regulated, prescribed or otherwise required to be reduced, the profitability of our Group could decline;
●	If our healthcare solutions do not drive users’ engagement or if we fail to provide superior customer experience, our business and reputation may be materially and adversely affected;
●	We may not be able to develop our existing technology infrastructure or recoup the investments we have made for such development, and failure to continue to innovate or adapt to industry changes may materially and adversely affect our business, financial condition, results of operations and prospects;
●	Our self-developed technologies are complex and may contain undetected errors or may not operate properly, which could adversely affect our business, financial condition, results of operations and prospects;

4

●	Our failure to properly manage participants and stakeholders in our MaNaDr ecosystem may materially and adversely affect our business;
●	We have limited or no control over our suppliers and the quality of products supplied to us and if such products are not manufactured in accordance with the applicable quality standards, our business and reputation could be materially and adversely affected;
●	Product liability claims in respect of defective products sold to our customers in our pharmaceutical business could adversely affect our reputation and our financial prospects;
●	Any lack of requisite approvals, licenses or permits applicable to our business may have a material and adverse effect on our business, financial condition, results of operations and prospects;
●	Our failure to properly manage the registration of our in-house doctors may materially and adversely affect our business;
●	Failure to maintain optimal inventory levels and the risk of inventory obsolescence could increase our operating costs or lead to unfulfilled customer orders, either of which could have a material and adverse effect on our business, financial condition, results of operations and prospects;
●	We may be adversely affected by negative publicity, litigation and regulatory investigations and proceedings, and may not always be successful in defending ourselves against such claims or proceedings;
●	Security breaches and attacks against our systems and network, and any potential resultant breach or failure to otherwise protect confidential and proprietary information, and network disruptions in general could damage our reputation and adversely affect our business, financial condition, results of operations and prospects;
●	Our business generates and processes a large amount of data, and the improper use or disclosure of such data could harm our reputation as well as have a material adverse effect on our business and prospects;
●	We may not have sufficient insurance coverage to cover our business risks and face the risk of becoming subject to medical liability claims, which could cause us to incur significant expenses and be liable for significant damages if not covered by insurance;
●	We may not be able to prevent others from unauthorized use of our intellectual property, which could harm our business and competitive position;
●	We may be subject to intellectual property infringement claims, which may be expensive to defend and may disrupt our business and operations;
●	User growth and activity on mobile devices depends upon effective use of mobile operating systems, networks and standards that we do not control;
●	A limited number of customers have accounted for, and are expected to continue to account for, a significant portion of our revenues. The failure to maintain or to increase revenues from these customers could adversely affect our prospects;
●	We may not be able to conduct our marketing activities cost-effectively and we are subject to limitations in promoting our business;
●	We are subject to limitations in promoting healthcare-related services and products;
●	If we fail to maintain adequate internal controls, we may not be able to effectively manage our business and may experience errors or information lapses affecting our business;
●	Our performance depends on key management as well as skilled and qualified medical professional and support staff generally, and any failure to attract, motivate and retain such medical professionals and our support staff could hinder our ability to maintain and grow our business;
●	We may not be able to detect or prevent fraud or other misconduct committed by our employees or third parties;
●	We rely on assumptions and estimates to calculate certain key operating metrics, and inaccuracies in such metrics may harm our reputation and adversely affect our business;
●	We may need additional capital but may not be able to obtain such on favorable terms or at all;
●	Our strategic alliances, investments or acquisitions may have a material adverse effect on our business, financial condition, results of operations and prospects;
●	We are subject to credit risk with respect to trade receivables;
●	We face risks relating to the political, economic, regulatory, social and legal environments in the jurisdictions in which we currently or may in the future operate;
●	COVID-19 or any other infectious and communicable diseases, as well as the occurrence of any acts of God, war, terrorist attacks and other catastrophic events may have a material adverse effect on our business, financial condition, results of operations and prospects; and
●	Fluctuations in exchange rates could have a material and adverse effect on our results of operations.

5

Risks Related to Doing Business in Vietnam

●	Geopolitical risks may have an adverse impact on our business, financial condition and results of operations;
●	The economy in Vietnam may be subject to periods of high inflation which could materially and adversely affect our business, financial operation and results of operations as well as our growth prospects;
●	Changes in the economic, political and legal environment of Vietnam, and Vietnam’s less developed legal system, may adversely affect our business, financial condition and results of operations;
●	Asset realization in bankruptcy proceedings may be time-consuming and expensive;
●	Vietnamese foreign exchange control may limit our ability to utilize our revenue effectively and affect our ability to receive dividends and other payments from our Vietnamese subsidiary; and
●	The VND may be subject to foreign exchange controls imposed by the Vietnamese government.

Risks related to Regulations and Litigations

●	We are subject to extensive and evolving regulatory requirements, non-compliance with which, or changes in which, may materially and adversely affect our business and prospects;
●	As we expand our international operations, we will increasingly face political, legal and compliance, operational, regulatory, economic and other risks that we do not face or are more significant than in our domestic operations. Our exposure to these risks is expected to increase;
●	We are subject to evolving laws, regulations, standards and policies, and any actual or perceived failure to comply could harm our brand and reputation, subject us to significant fines and liability, or otherwise adversely affect our business; and
●	We may be involved in certain legal proceedings from time to time. Any adverse decision in such proceedings may render us liable to liabilities and may adversely affect our business, financial condition, results of operations and prospects.

Risks Related to Our Class A Ordinary Shares and This Offering

●	There has been no public market for our Class A Ordinary Shares prior to the completion of this offering, and you may not be able to resell our Class A Ordinary Shares at or above the price you pay for them, or at all;
●	The initial public offering price for our Class A Ordinary Shares may not be indicative of prices that will prevail in the trading market and such market prices may be volatile;
●	You will experience immediate and substantial dilution in the net tangible book value of Class A Ordinary Shares purchased;
●	If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately or timely report our results of operations or prevent fraud, and investor confidence and the market price of our Class A Ordinary Shares may be materially and adversely affected;
●	We are an “emerging growth company” within the meaning of the Securities Act, and may take advantage of certain reduced reporting requirements;
●	We will incur substantial increased costs as a result of being a public company;
●	Substantial future sales of our Class A Ordinary Shares or the anticipation of future sales of our Class A Ordinary Shares in the public market could cause the price of our Class A Ordinary Shares to decline;
●	We do not intend to pay dividends for the foreseeable future;
●	If securities or industry analysts do not publish research or reports about our business, or if the publish a negative report regarding our Class A Ordinary Shares, the price of our Class A Ordinary Shares and trading volume could decline;
●	The trading price of our Class A Ordinary Shares may be volatile or may decline regardless of our operating performance, which could result in substantial losses to investors;
●	Our dual-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A Ordinary Shares may view as beneficial;
●	Our management has broad discretion to determine how to use the funds raised in the offering and may use them in ways that may not enhance our results of operations or the price of our Class A Ordinary Shares;
●	If we cease to qualify as a foreign private issuer, we would be required to comply fully with the reporting requirements of the Exchange Act applicable to U.S. domestic issuers, and we would incur significant additional legal, accounting and other expenses that we would not incur as a foreign private issuer;
●	As we are a foreign private issuer and are exempt from certain Nasdaq corporate governance standards applicable to U.S. issuers, you will have less protection than you would have if we were a domestic issuer;
●	We are a “controlled company” as defined under the Nasdaq listing rules and, as a result, can rely on exemptions from certain corporate governance requirements that provide protection to shareholders;
●	Although as a foreign private issuer we are exempt from certain corporate governance standards applicable to U.S. issuers, if we cannot satisfy, or continue to satisfy, the initial listing requirements and other rules of the Nasdaq Capital Market, our securities may not be listed or may be delisted, which could negatively impact the price of our securities and your ability to sell them;
●	Our Board may decline to register transfers of Class A Ordinary Shares in certain circumstances;

6

●	You may be unable to present proposals before annual general meetings or extraordinary general meetings not called by shareholders;
●	If we are classified as a passive foreign investment company, United States taxpayers who own our Class A Ordinary Shares may have adverse United States federal income tax consequences;
●	Our shareholders may be held liable for claims by third parties against us to the extent of distributions received by them upon redemption of their shares; and
●	You may face difficulties in protecting your interests as a shareholder, as Cayman Islands law provides substantially less protection when compared to the laws of the United States and it may be difficult for a shareholder of ours to effect service of process or to enforce judgements obtained in the U.S. courts.

In addition, we face risks and uncertainties related to our compliance with applicable regulations and policies in our principal markets and operations. See “Risk Factors” and other information included in this prospectus for a detailed discussion of the above and other challenges and risks.

Corporate History and Structure

Our Group’s history began in 2016 when we were founded by Dr. Siaw Tung Yeng and Dr. Teoh Pui Pui along with a group of doctors in Singapore with considerable experience in healthcare, government policy and IT. We launched our MaNaDr mobile application in October 2016 and our website in January 2019. We have achieved a global reach on our mobile application and website and as at May 2023, we had active users from more than 14 various jurisdictions across the world, including Singapore, Vietnam, Malaysia, Australia, India and the Philippines. As at December 31, 2022, we had onboarded more than 500 Singapore clinics and more than 1000 medical professionals comprising GPs, specialized and allied health providers. We have also recorded more than 100,000 teleconsultation requests in May 2023. As at December 31, 2022, we had more than 430,000 registered users on our MaNaDr platform, having grown from a handful of registered users since our inception in 2016.

Our Company was incorporated in the Cayman Islands on July 28, 2016, under the Companies Act as an exempted company with limited liability. Our authorized share capital is US$50,000 divided into 25,000,000 Class A Ordinary Shares and 25,000,000 Class B Ordinary Shares, with par value of US$0.001 each. Our Company is the holding company of our Group.

Corporate Information

Our principal executive offices are located at 2 Venture Drive, #07-06/07 Vision Exchange, Singapore 608526. Our telephone number at this address is +65 6222 5223. Our registered office in the Cayman Islands is located at Conyers Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, PO Box 2681, Grand Cayman, KY1-1111, Cayman Islands. Our agent for service of process in the United States is           , located at           .

Investors should contact us for any inquiries through the address and telephone number of our principal executive offices. Our corporate website is https://manadr.com/. The information contained on our website is not a part of this prospectus.

7

Corporate Structure

The following diagram illustrates our corporate structure, including our principal subsidiaries:

Implications of Being an Emerging Growth Company

As a company with less than US$1.235 billion in revenue for our last fiscal year, we qualify as an “emerging growth company” pursuant to the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements compared to those that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting. The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards.

We will remain an emerging growth company until the earliest of  (a) the last day of the fiscal year during which we have total annual gross revenue of at least US$1.235 billion; (b) the last day of our fiscal year following the fifth anniversary of the completion of this offering; (c) the date on which we have, during the preceding three-year period, issued more than US$1.0 billion in non-convertible debt; or (d) the date on which we are deemed to be a “large accelerated filer” under the Exchange Act, which would occur if the market value of the Class A Ordinary Shares that are held by non-affiliates exceeds US$700 million as of the last business day of our most recently completed second fiscal quarter. Once we cease to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act discussed above.

Implications of Being a “Controlled Company”

Upon completion of this offering, our founder, director and co-chief executive officer, Dr. Siaw Tung Yeng, will be the beneficial owner of an aggregate of              Class A Ordinary Shares and              Class B Ordinary Shares, which will represent approximately             % of our aggregate voting power. As a result, we will remain a “controlled company” within the meaning of the Nasdaq Stock Market Rules and therefore we are eligible for certain exemptions from the corporate governance listing requirements of the Nasdaq. As a result, we will remain a “controlled company” within the meaning of the Nasdaq Stock Market Rules. For so long as we remain a “controlled company,” we are permitted to elect not to comply with certain corporate governance requirements, including:

●	the requirement that our director nominees be selected or recommended solely by independent directors; and

●	the requirement that we have a nomination committee and a compensation committee that are composed entirely of independent directors with a written charter addressing the purposes and responsibilities of the committees.

If we rely on these exemptions, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements. Although we currently do not intend to rely on the “controlled company” exemptions under the Nasdaq listing rules even if we are deemed a controlled company, we could elect to rely on these exemptions in the future, and if so, you would not have the same protection afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq.

8

Implications of Being a Foreign Private Issuer

Upon completion of this offering, we will report under the Exchange Act as a non-U.S. company with foreign private issuer status. Even after we no longer qualify as an emerging growth company, as long as we qualify as a foreign private issuer under the Exchange Act, we will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:

●	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;

●	the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

●	the rules under the Exchange Act requiring the filing with the Securities and Exchange Commission of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events.

Both foreign private issuers and emerging growth companies are also exempt from certain more stringent executive compensation disclosure rules. Thus, even if we no longer qualify as an emerging growth company but remain a foreign private issuer, we will continue to be exempt from the more stringent compensation disclosures required of companies that are neither emerging growth companies nor foreign private issuers.

In addition, as a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the corporate governance requirements of the Nasdaq. For example, if we elect to adopt home country practice, a majority of the Directors is not required to be independent directors, and neither our compensation committee nor our nomination committee is required to be comprised entirely of independent directors. These practices may afford less protection to shareholders than they would enjoy if we complied fully with corporate governance requirements of the Nasdaq.

Conventions Which Apply to This Prospectus

Unless we indicate otherwise, all information in this prospectus reflects no exercise by the underwriter of its option to purchase up to              additional Class A Ordinary Shares from us.

Except where the context otherwise requires:

●	“AI” means artificial intelligence;

●	“APAC” means Asia-Pacific;

●	“ART” means antigen rapid test;

●	“AWS” means Amazon Web Services;

●	“B2B” means business-to-business;

●	“B2C” means business-to-consumer;

●	“CAGR” means compound annual growth rate;

●	“CEO” means chief executive officer;

●	“Class A Ordinary Shares” refer to our Class A ordinary shares in the capital of the Company of a nominal or par value of US$0.001 each designated as Class A Ordinary Shares, and having the rights provided for in our amended and restated memorandum and articles of association;

●	“Class B Ordinary Shares” refer to our Class B ordinary shares in the capital of the Company of a nominal or par value of US$0.001 each designated as Class B Ordinary Shares, and having the rights provided for in our amended and restated memorandum and articles of association;

●	“COVID-19” means Coronavirus disease 2019, a contagious respiratory disease caused by the virus SARS-CoV-2;

●	“Directors” means the directors of our Company as at the date of this prospectus;

●	“Exchange Act” means the Securities Exchange Act of 1934, as amended;

●	“GP” means general practitioner;

●	“H5N1” means Influenza A virus subtype H5N1, a subtype of the influenza A virus;

●	“IT” means information technology;

●	“MAU” means monthly active users;

●	“Mobile-health Network Solutions”, “we”, “us”, “our company” and “our” refer to Mobile-health Network Solutions, a Cayman Islands company, its consolidated subsidiaries, and its consolidated affiliated entities;

●	“MPU” means monthly paying users;

●	“Ordinary Shares” refers to our Class A Ordinary Shares and Class B Ordinary Shares collectively;

●	“OTC” means over-the-counter;

●	“PCR” means polymerase chain reaction;

●	“SEC” or “Securities and Exchange Commission” means the United States Securities and Exchange Commission;

●	“Singapore” refers to the Republic of Singapore;

●	“S$” or “SGD” refer to Singapore dollar(s), the legal currency of Singapore;

●	“US$,” “U.S. dollars,” “$” and “dollars” refer to United States dollar(s), the legal currency of the United States; and

●	“VND” means Vietnamese dong, the legal currency of Vietnam.

9

The Offering

The following assumes that the underwriter will not exercise its option to purchase additional Class A Ordinary Shares in the offering, unless otherwise indicated.

Offering Price	We expect that the initial public offering price will be between US$ and US$ per Class A Ordinary Share.

Class A Ordinary Shares Offered by Us	Class A Ordinary Shares (or Class A Ordinary Shares if the underwriter exercises its option to purchase additional Class A Ordinary Shares in full).

Class A Ordinary Shares Outstanding Immediately After This Offering	Class A Ordinary Shares (or Class A Ordinary Shares if the underwriter exercises its option to purchase additional Class A Ordinary Shares in full).

Ordinary Shares Issued and Outstanding Prior to This Offering	54,550 Class A Ordinary Shares[1] and 48,313 Class B Ordinary Shares.

Ordinary Shares Outstanding Immediately After This Offering	Ordinary Shares (or Ordinary Shares if the underwriter exercises its option to purchase additional Class A Ordinary Shares in full).

Voting Rights	Each holder of Class A Ordinary Shares is entitled to one vote per share. Each holder of Class B Ordinary Shares is entitled to 10 votes per share. Each Class B Ordinary Share is convertible into one Class A Ordinary Share at any time by the holder thereof. Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances.

Listing	We intend to apply to have our Class A Ordinary Shares listed on the Nasdaq Capital Market. The closing of this offering is conditioned upon Nasdaq’s final approval of our listing application, and there is no guarantee or assurance that our Ordinary Shares will be approved for listing on Nasdaq.

Proposed Nasdaq Capital Market symbol

Option to Purchase Additional Class A Ordinary Shares	We have granted to the underwriter an option, exercisable within 45 days from the date of closing of this offering, to purchase up to additional Class A Ordinary Shares.

Use of Proceeds	We estimate that we will receive net proceeds from this offering of approximately US$ million (or US$ million if the underwriter exercises its option to purchase additional Class A Ordinary Shares in full), after deducting the underwriting discounts, commissions and estimated offering expenses payable by us and assuming an initial public offering price of US$ per Class A Ordinary Share, being the mid-point of the estimated range of the initial public offering price shown on the front cover of this prospectus. See “Use of Proceeds” for additional information.

Lock-up	We, each of our directors, executive officers, shareholders, and all option holders have agreed with the underwriter, subject to certain exceptions, not to sell, transfer or otherwise dispose of any Class A Ordinary Shares or similar securities or any securities convertible into or exchangeable or exercisable for our Class A Ordinary Shares for a period of 180 days from the closing of this offering. See “Underwriting” for more information.

Risk Factors	Investing in the Class A Ordinary Shares is highly speculative and involves a high degree of risk. As an investor you should be able to bear a complete loss of your investment. See “Risk Factors” and other information included in this prospectus for a discussion of risks you should carefully consider before investing in the Class A Ordinary Shares.

Transfer Agent

Payment and settlement	The underwriter expects to deliver the Class A Ordinary Shares against payment therefor through the facilities of on or about , 2023.

1. The registered office provider of the Company is in the process of updating the register of members of the Company to reflect the 935 Class A Ordinary Shares issued to the three investors in July and August 2023.

10

Risk Factors

Investing in our Class A Ordinary Shares entails a significant level of risk. Before investing in the Class A Ordinary Shares, you should carefully consider all of the risks and uncertainties mentioned in this section, in addition to all of the other information in this prospectus, including the financial statements and related notes. We may face additional risks and uncertainties aside from the ones mentioned below. There may be risks and uncertainties that we are unaware of, or that we currently do not consider material, that may become important factors that could adversely affect our business in the future. Any of the following risks and uncertainties could have a material adverse effect on our business, financial condition, results of operations and prospects. In such case, the market prices of the Class A Ordinary Shares could decline, and you may lose part or all of your investment.

Risks Related to Our Business and Industry

Maintaining users’ trust is critical to our success, and any failure to do so could damage our reputation and brand.

We have developed a comprehensive ecosystem that connects users with our healthcare solutions. We have been building our brand name and reputation for our ecosystem as we believe that our ability to maintain users’ trust in our MaNaDr ecosystem is critical to our success in the rapidly expanding telehealth solutions market in Singapore. Our ability to maintain users’ trust in the services and product offerings on our MaNaDr platform is primarily affected by the following factors:

●	our ability to maintain superior user experience and the quality of services and products provided through our ecosystem;

●	the breadth of offerings of our services and products and their efficacy in addressing our users’ needs and meeting their expectations;

●	the reliability, security and functionality of our ecosystem;

●	our ability to adopt new technologies or adapt our technology infrastructure to changing user requirements or emerging industry standards;

●	the strength of our consumer protection measures; and

●	our ability to increase brand awareness among existing and potential users through various marketing and promotional activities.

Any loss of trust could harm the value of our brand and reputation, and result in users ceasing to utilize our ecosystem or reducing the demand for the services and product offerings available on our platforms, which could materially and adversely affect our business, financial condition, results of operations and prospects. Furthermore, there can be no assurance that our brand promotion and marketing efforts would be effective. Such efforts may be expensive, which may, in turn, materially and adversely affect our business, financial condition, results of operations and prospects, without any corresponding increase in user demand and/or sales for the services and products offered over our ecosystem.

Any negative review, comment or allegation about us, our in-house medical team, external doctors, clinic network and/or service providers, among others, or services and products offered over our ecosystem by the media, on social media or other public online forums may harm our brand, reputation and public image. We may also face challenges from others seeking to profit from, or defame, our reputation and brand. Any of the foregoing may result in the loss of potential and existing users or other stakeholders and, in turn, have a material adverse effect on our business, financial condition, results of operations and prospects.

11

We may not be able to manage the growth of our business and operations or implement our business strategies on schedule or within our budget, or at all.

Our business has become increasingly complex in terms of both the type and scale of business we operate. Any expansion may increase the complexity of our operations and place a significant strain on our managerial, operational, financial and human resources. Our current and planned personnel, systems, procedures and controls may not be adequate to support our future operations. There can be no assurance that we will be able to effectively manage our growth or implement all these systems, procedures and control measures successfully. If we are not able to manage our growth effectively, our business, financial condition, results of operations and prospects may be materially and adversely affected.

As part of our business strategies, we expect to further expand our business to new jurisdictions, which may expose us to additional risks, including, among other things:

●	difficulties with managing operations into new geographical regions, including complying with the various regulatory and legal requirements of different jurisdictions;

●	different approval or licensing requirements;

●	recruiting sufficient personnel in these new markets;

●	challenges in providing services and products as well as support in these new markets;

●	challenges in attracting business partners and users and remaining competitive;

●	potential adverse tax consequences;

●	foreign exchange losses;

●	limited protection for intellectual property rights;

●	inability to effectively enforce contractual or legal rights; and

●	local political, regulatory and economic instability or civil unrest.

If we are unable to effectively avoid or mitigate these risks, our ability to expand our business to these new jurisdictions will be affected, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

The anticipated benefits from these efforts are based on assumptions that may prove to be inaccurate. Moreover, we may not be able to successfully complete these growth initiatives, strategies and operating plans and realize all of the benefits that we expect to achieve or it may be more costly to do so than we anticipate. If, for any reason, the benefits we realize are less than our estimates or the implementation of these growth initiatives, strategies and operating plans adversely affect our operations or cost more or take longer to effectuate than we expect, or if our assumptions prove inaccurate, our business, financial condition, results of operations and prospects may be materially and adversely affected.

If we fail to effectively estimate, price and manage our costs, or if our fees and charges are regulated, prescribed or otherwise required to be reduced, the profitability of our Group could decline.

We are subject to the risks of rising business costs. While we seek to impute these costs in our fee pricing, we may not always be able to do so due to our contractual arrangements, or if unanticipated costs arise that we have not priced into our contracts, or for any number of reasons beyond our control. These costs include payments to our staff, overheads and various other costs incurred for the provision of our services and product offerings under our ecosystem. Many other factors may cause a rise in actual operating expenses, including, but not limited to increased employee compensation (including economic arrangements and share-based compensation), catastrophes, including acts of terrorism, public health epidemics or severe weather, general inflation and government-mandated benefits or other regulatory changes.

12

Furthermore, we may face higher costs associated with inflationary pressure in the economic environment in which we operate and changes in laws and regulations may also adversely affect our cost basis. Any such increases in operating expenses may affect our profits adversely if we are unable to raise our fees commensurately due to regulatory restrictions or the competitive nature of our business. Any changes in the amount and manner in which we are able to charge for our services, including the amount and manner in which we are able to charge our service providers, may have a material adverse impact on our business, financial condition, results of operations and prospects.

If our healthcare solutions do not drive users’ engagement or if we fail to provide superior user experience, our business and reputation may be materially and adversely affected.

Our business is highly dependent on the receptiveness of our users to our services and products as well as their willingness to use, and to increase the frequency and extent of their utilization of our solutions. Their degree of receptiveness to our services and products depends on a number of factors, including the demonstrated accuracy and efficacy of our services and product offerings compared to that offered by our competitors, turnaround time, cost-effectiveness, convenience and marketing support. Additionally, negative publicity concerning our healthcare solutions, our brand or our MaNaDr ecosystem in general, or the telehealth solutions market as a whole, could limit market acceptance and demand for our healthcare solutions. Furthermore, there can be no assurance that our efforts and ability to demonstrate the value of our solutions and the relative benefits of our services and products over those of our competitors to our users would be successful. We may fail to achieve an adequate level of acceptance by our users of our services and products, and we may not be able to effectively expand the registered user base, promote user engagement or convert existing registered users to active users. Consequently, our business may not develop as expected, or at all, and our business, financial condition, results of operations and prospects may be materially and adversely affected.

The success of our business also hinges on our ability to provide superior user experience, which depends on our ability to continue to deliver quality care to our users, to maintain the quality of our services and products, to source for and provide services and products that are responsive to user demands, and to provide timely and reliable delivery, flexible payment options and superior after-sales services. Such ability, in turn, depends on a variety of factors beyond our control. In particular, we rely on a number of third parties, and in particular doctors in our network of clinical service providers who are independent contractors and logistics partners who despatch the medication to our patients, in the provision of our services and products. Their failure to provide high-quality customer experience to our users may adversely affect our users’ receptiveness of, and willingness to utilize, our solutions, which may damage our reputation and cause us to lose users.

Additionally, we operate a user service center to provide real-time assistance to our customers via WhatsApp. If our customer service representatives fail to provide satisfactory service, or if waiting times are too long due to the high volume of inquiries from users at peak times, our brand and customer loyalty may be adversely affected. Furthermore, any negative publicity or poor feedback on our customer service may harm our brand and reputation and, in turn, cause us to lose users and market share, all of which may materially and adversely affect our business, financial condition, results of operations and prospects.

We may not be able to develop our existing technology infrastructure or recoup the investments we have made for such development, and failure to continue to innovate or adapt to industry changes may materially and adversely affect our business, financial condition, results of operations and prospects.

The telehealth solutions industry is characterized by rapidly changing technology, evolving industry standards and regulatory requirements, introduction of new services and products as well as changing user demands. We are also subject to other changes and developments in the telehealth solutions, Internet and healthcare industries and other industries in which we operate. These changes and developments may require us to continue to innovate, and failure to do so would have a material adverse effect on our business, financial condition, results of operations and prospects.

13

We may need to constantly upgrade our technology infrastructure to provide increased scale, improved performance and additional built-in functionality of our mobile application and website, and to keep pace with our business development, which may require significant investments in time and resources, including adding new hardware, updating software and recruiting and training new engineering personnel. Failure to improve our technology infrastructure accordingly may materially affect our ability to adopt new services and products, and could result in unanticipated system disruptions, slower response times and impaired quality of our users’ and other participants’ experiences, which may, in turn, materially and adversely affect our business, financial condition, results of operations and prospects.

While we have been enhancing our technological capabilities and developing a number of technologies to support our ecosystem, if we experience problems with the functionality and effectiveness of our technologies in the course of development, or if we are unable to continually improve our technologies to handle our business needs as expected, our business, financial condition, results of operations and prospects could be materially and adversely affected.

Furthermore, we have invested, and are expected to continually invest, significant amounts in upgrading our technological infrastructure and developing our technologies. We are likely to recognize costs associated with these investments earlier than some of the anticipated benefits and the return on these investments may be lower, or may develop more slowly, than we expected. We may not be able to recover our capital expenditures or investments, in part or in full, or the recovery of these capital expenditures or investments may take longer than expected. As a result, the carrying value of the related assets may be subject to an impairment charge, which may materially and adversely affect our business, financial condition, results of operations and prospects.

Our self-developed technologies are complex and may contain undetected errors or may not operate properly, which could adversely affect our business, financial condition, results of operations and prospects.

Our self-developed technology platform, and in particular, our MaNaDr mobile application, provides our users and other participants in our ecosystem with the ability to conduct a variety of actions essential to the operations of our business and the delivery of our healthcare solutions. Self-developed technology development is time-consuming, expensive and complex, and may involve unforeseen difficulties. We may encounter technical obstacles, and it is possible that we may discover additional problems that prevent our technologies from operating properly and consequently adversely affect our technology infrastructure and other aspects of our business where our technologies are applied. If our solutions do not function reliably or fail to achieve users’ and business partners’ expectations in terms of performance, we may lose existing, or fail to attract new users or business partners, which may damage our reputation and adversely affect our business, financial condition, results of operations and prospects.

Furthermore, data services are complex and those we offer may develop or contain undetected defects or errors. Material performance problems, defects or errors in our existing or new software and applications and services may arise in the future and may result from interface between our healthcare solutions and systems and data that we did not develop and the function of which is beyond our control or undetected in our testing. These defects and errors, and any failure by us to identify and address them, could result in a loss of revenue or market share, diversion of development resources, harm to our reputation and increased service and maintenance costs. Defects or errors may discourage existing or potential users from utilizing our solutions. Correction of defects or errors could prove to be impossible or impracticable. The costs incurred in correcting any defects or errors may be substantial and could have a material adverse effect on our business, financial condition, results of operations and prospects.

Our failure to properly manage participants and stakeholders in our MaNaDr ecosystem may materially and adversely affect our business.

We rely on various participants and stakeholders, including, but not limited to, medical professionals, service providers and product suppliers and vendors, in the provision of services and products on our platform, and the success of our business depends on our ability to properly manage them. We consider a variety of factors before entering into contractual arrangements with them. Nevertheless, we have limited control over the quality of work and performance of these participants and stakeholders in their provision of services and products over our MaNaDr mobile application and website, and they may breach such contractual arrangements and subject us to claims and liabilities that may affect our business operations.

14

We have also implemented quality control standards and procedures to manage their work and performance on our MaNaDr platform. However, there can be no assurance that our monitoring of their work and performance would be sufficient to control the quality of their work. In the event that a third party fails to meet our quality and operating standards contracted in our agreements or as required by relevant Singapore laws and regulations, our operations may suffer and our business, financial condition, results of operations and prospects may be materially and adversely affected. Furthermore, because of the contractual relationships, we could be perceived as being responsible for the actions of such participants and, as a result, suffer reputational damage. This may adversely affect our ability to attract new business partners and to engage them as providers of the healthcare solutions that we offer.

In particular, our in-house medical team, external doctors, clinics and other medical institutions, as well as healthcare institutions, may provide sub-standard services, mishandle sensitive information, engage in other misconduct or commit medical malpractice, which could subject us to medical liability or other legal claims. Our business, financial condition, results of operations and prospects may be materially and adversely affected if any claims are made against us and are not fully covered by insurance. With respect to external doctors, as they are not working physically with us, we have limited control over them as well as the quality of their online consultation services. Despite our background checks relating to their qualification and their contractual obligations to strictly adhere to the specified work scope and quality requirements and comply with applicable laws, there can be no assurance that our risk management procedures would be sufficient to monitor their performance and control the quality of their work. In the event that the external doctors fail to comply with the contractual obligations and applicable laws in relation to the provision of our teleconsultation services, our user experience could deteriorate, and we may suffer as a result of any actual or alleged misconduct by them, which could materially and adversely affect our business, financial condition, results of operations and prospects.

Under MaNaShop and MaNaPharma, we manage inventories of certain medicines and health supplements, and we do not have as much control over the storage and delivery of the other products sold. Many of our suppliers and vendors use their own facilities to store their products and utilize their own or third-party delivery systems to deliver their products to our users, which makes it difficult for us to ensure that our users get uniformly high-quality service for all products sold through ManaShop and MaNaPharma. If any supplier or vendor does not deliver the products or delivers them late or delivers products that are materially different from their description or of poor quality, or if it sells counterfeit or unlicensed products despite our background check, the reputation of our MaNaShop and MaNaPharma businesses and our brand may be materially and adversely affected and we could face claims and may be held liable for any losses.

Furthermore, for those products of which we actively manage inventories, we rely primarily on contracted third-party couriers to deliver our products. Interruptions or failures in our delivery services could prevent the timely and successful delivery of our products. These interruptions may be due to unforeseen events that are beyond our control or the control of our third-party couriers, such as inclement weather, natural disasters, transportation disruptions, inadequate manpower or labor unrest. If our products are not delivered on time or are delivered in a damaged state, users may refuse to accept our products and have less confidence in our services. Any failure to provide high-quality delivery services to our users may adversely affect the user experience for MaNaShop and MaNaPharma, and adversely affect our business, financial condition, results of operations and prospects.

We have limited or no control over our suppliers and the quality of products supplied to us and if such products are not manufactured in accordance with the applicable quality standards, our business and reputation could be materially and adversely affected

The manufacturing processes for pharmaceutical products are required to meet good manufacturing practice and/or other applicable quality standards. We source all of our products from third party suppliers, including brand principals and wholesalers. We have limited or no control over the operations of such third-party suppliers and the quality of the products which they supply to us, and there cannot be any assurance that such products will be free of defects and meet the applicable quality standards. From time to time, the pharmaceutical products that we market have been subject to recalls by the manufacturers. While such recalls did not have a material adverse impact on our business, financial condition, results of operations and prospects for the six months ended December 31, 2022 and during the years ended June 30, 2022 and 2021, there cannot be any assurance that future recalls, if any, will not have such an impact.

15

Failure to detect quality defects in our products or to prevent defective products from being delivered to our customers could result in injuries or even deaths, product recalls or withdrawals, license revocations or fines, or lead to other problems that could adversely affect our business and reputation, and materially and adversely affect our business, financial condition, results of operations and prospects.

Product liability claims in respect of defective products sold to our customers in our pharmaceutical business could adversely affect our reputation and our financial prospects

We do not maintain any insurance policy which covers us for product liability. Our business involves an inherent risk of product liability, product recalls and exposure to public liability claims. Although our suppliers may, on a case-by-case basis, provide us with a written indemnity covering the full extent of any third party liability we may incur as a result of the sale of their products, we cannot assure you that we will be successful in obtaining such indemnity payment (if any) or that any such indemnity payment will fully cover all of our losses associated with the original liability. If we were found responsible for damage caused by defective products, our reputation may be adversely affected, which could result in the erosion of customer confidence in the brands that we sell and a consequent reduction in sales. In such circumstances, our business, financial condition, results of operations and prospects may be materially and adversely affected.

As at December 31, 2022, we had not encountered any incidents in relation to the foregoing that have materially and adversely affected our business, financial condition, results of operations and prospects, but this is no assurance that any such incidents will not occur in the future.

Any lack of requisite approvals, licenses or permits applicable to our business may have a material and adverse effect on our business, financial condition, results of operations and prospects.

Our business is subject to governmental supervision and regulation by various governmental and regulatory authorities in Singapore, including but not limited to, the Ministry of Health, the Health Sciences Authority and the Singapore Medical Council, and in other jurisdictions where we conduct our business operations. Such government authorities, statutory board, agencies and bodies promulgate and enforce laws and regulations that cover a variety of business activities that our operations relate to, such as the provision of medical services online, retail, sales and online operation of pharmaceutical products and medical devices, and software development, among other things. These regulations in general regulate the entry into, the permitted scope of, as well as approvals, licenses and permits for, the relevant business activities. Due to uncertainties in the regulatory environment of the industries and/or jurisdictions in which we operate, there can be no assurance that we have obtained or applied for all the approvals, permits and licenses required for conducting our business in Singapore or elsewhere, or would be able to maintain our existing approvals, permits and licenses or obtain any new approvals, permits and licenses if required by any future laws or regulations. If we fail to obtain and maintain the necessary approvals, licenses or permits required for our business, we could be subject to liabilities, penalties and operational disruption and our business, financial condition, results of operations and prospects could be materially and adversely affected.

Our failure to properly manage the registration of our in-house doctors may materially and adversely affect our business.

The practice of doctors is strictly regulated under Singapore laws, rules and regulations. Under applicable Singapore regulations, a person must not practice medicine or do any act as a medical practitioner without a valid practicing certificate in place. If a person is found to be practicing medicine without a valid practicing certificate, he or she shall be guilty of an offense and shall be liable on conviction to a fine not exceeding S$100,000 or to imprisonment for a term not exceeding 12 months or to both and, in the case of a second or subsequent conviction, to a fine not exceeding S$200,000 or to imprisonment for a term not exceeding two years or to both.

16

There can be no assurance that our future in-house doctors will obtain and/or maintain the relevant certification in a timely manner, or at all, or that our in-house doctors will not practice outside the permitted scope of their respective licenses. Our failure to properly manage the registration of our in-house doctors may materially and adversely affect our business. Furthermore, if any of our in-house doctors are found to have deficient registration or found to be practicing beyond the scope permitted by relevant authorities, they may be disciplined and lose their practicing licenses. As a result, we may no longer be able to employ them in offering our teleconsultation and other services. In addition, there can be no assurance that we can timely find qualified replacements on commercially reasonable terms, or at all.

As of December 31, 2022, all of our practicing in-house doctors in our team had obtained and maintained valid practicing certificates under the relevant Singapore laws, rules and regulations. Nevertheless, there can be no assurance that the relevant healthcare administrative authorities would not retrospectively find deficiency in the registration of these in-house doctors and subject the relevant medical professionals to penalties, all of which could materially and adversely affect our business, financial condition, results of operations and prospects.

Failure to maintain optimal inventory levels and the risk of inventory obsolescence could increase our operating costs or lead to unfulfilled customer orders, either of which could have a material and adverse effect on our business, financial condition, results of operations and prospects.

We need to ensure optimal inventory levels for both our MaNaShop and MaNaPharma businesses. We manage inventories of certain medicines and health supplements, while direct sales suppliers and vendors manage inventories of some of our other products.

For the medicines and health supplements of which we manage inventories, we are exposed to inventory risk as a result of rapid changes in product life cycles, changing consumer preferences, uncertainty of product developments and launches, manufacturer back orders and other related problems as well as the general volatile economic environment globally. There can be no assurance that we can accurately predict these trends and events and avoid over-stocking or under-stocking of products. Furthermore, demand for products could change significantly between the time when the products are ordered and the time when they are ready for delivery. When we begin to sell a new product, it is particularly difficult to forecast product demand accurately. We may be unable to sell such inventory in sufficient quantities or during the relevant sales seasons. Inventory levels in excess of customer demand may result in inventory write-downs, expiration of products or an increase in inventory holding costs and a potential negative effect on our liquidity. Conversely, if we underestimate customer demand or if our suppliers fail to provide products to us or deliver products to our customers in a timely manner, we may experience inventory shortages, which may, in turn, result in unfulfilled customer orders, leading to an adverse effect on our customer relationships. Our customers, such as clinics, do not have an obligation to drawdown on the inventory that we stock for them and as such, we bear the risk of inventory obsolescence in the event that the demand from our customers fall short of the inventory that we stockpile to cater to their needs. In addition, we may have to reduce the sale price of our products in order to reduce our inventory level, which may lead to lower gross margins. In such circumstances, our business, results of operations, financial condition and prospects may be materially and adversely affected.

Additionally, we closely monitor the inventory levels of other products of which our direct sales suppliers and vendors manage inventories. However, there can be no assurance that our monitoring and related measures would be effective in ensuring fulfillment of our customers’ orders. Our failure to maintain proper inventory levels for our businesses under MaNaShop and/or MaNaPharma may have a material and adverse effect on our business, financial condition, results of operations and prospects.

17

We may be adversely affected by negative publicity, litigation and regulatory investigations and proceedings, and may not always be successful in defending ourselves against such claims or proceedings.

Our business operations entail substantial litigation and regulatory risks, including the risk of lawsuits and other legal actions relating to medical disputes, fraud and misconduct, sales and customer services and control procedures deficiencies, as well as the protection of personal and confidential information of our users and business partners, among others. We may be subject to claims and lawsuits in the ordinary course of our business. We may also be subject to inquiries, inspections, investigations and proceedings by relevant regulatory and other governmental agencies. Actions brought against us may result in settlements, injunctions, fines, penalties or other results adverse to us that could harm our business, financial condition, results of operations and prospects and reputation. Even if we are successful in defending ourselves against these actions, the costs of such defense may be significant to us. A significant judgement or regulatory action against us or a material disruption in our business arising from adverse adjudications in proceedings against our Directors, officers or employees would have a material adverse effect on our business, financial condition, results of operations and prospects.

Security breaches and attacks against our systems and network, and any potential resultant breach or failure to otherwise protect confidential and proprietary information, and network disruptions in general could damage our reputation and adversely affect our business, financial condition, results of operations and prospects.

We rely heavily on technology, particularly the Internet, to provide high-quality online services. However, our technology operations are vulnerable to disruptions arising from human error, natural disasters, power failure, computer viruses, spam attacks, unauthorized access, network disruptions and other similar events. Disruptions to, or instability of, our technology or external technology that allows our customers to use our online services and products could materially harm our business and reputation.

Although we have employed significant resources to develop security measures against breaches, our cybersecurity measures may not detect or prevent all attempts to compromise our systems, including distributed denial-of-service attacks, viruses, malicious software, break-ins, phishing attacks, social engineering, security breaches or other attacks and similar disruptions that may jeopardize the security of information stored in and transmitted by our systems or that we otherwise maintain. Breaches of our cybersecurity measures could result in unauthorized access to our systems, misappropriation of information or data, deletion or modification of user information, or a denial-of-service or other interruption to our business operations. As techniques used to obtain unauthorized access to or sabotage systems change frequently and may not be known until launched against us, we may be unable to anticipate, or implement adequate measures to protect against, these attacks. While we had not been subject to these types of attacks that had materially and adversely affected our business operations since the inception of our business operations, there can be no assurance that we would not in the future be subject to such attacks that may result in material damages or remediation costs. If we are unable to avert these attacks and security breaches, we could be subject to significant legal and financial liability, our reputation would be harmed and we could sustain substantial revenue loss from lost sales and customer dissatisfaction.

In addition, we may not have the resources or technical sophistication to anticipate or prevent rapidly evolving types of cyber-attacks. Cyber-attacks may target us, our users or other participants of our ecosystem, or the information infrastructure on which we depend. Actual or anticipated attacks and risks may cause us to incur significantly higher costs, including costs to deploy additional personnel and network protection technologies, train employees, and engage third-party experts and consultants. Cybersecurity breaches may harm our reputation, and materially and adversely affect our business, financial condition, results of operations and prospects. Furthermore, despite any precautions we may take, the occurrence of a flood or fire, or other unanticipated incidents at our information infrastructure facilities in Singapore, including power outages, telecommunications delays or failures, break-ins to our systems or computer viruses, could result in delays or interruptions to our platform and operations as well as loss of our users’ and other participants’ data. Any of these events could damage our reputation, materially disrupt our ecosystem and subject us to liability and claims, which may materially and adversely affect our business, financial condition, results of operations and prospects.

Our business generates and processes a large amount of data, and the improper use or disclosure of such data could harm our reputation as well as have a material adverse effect on our business and prospects.

Our platform generates and processes a large amount of personal, transaction, demographic and behavioral data. Sensitive user information in our business operations is stored in third party datacenters. Such information includes, but is not limited to, personal information (such as users’ name, cell phone number, delivery address, age and gender, consultation record, order record and activity log). We have kept all sensitive user information in our database such as order records and consultation records since inception. We face risks inherent in handling large volumes of data and in securing and protecting such data. In particular, we face a number of data-related challenges from consultations, transactions and other activities on our platform, including:

●	protecting the data in and hosted on our system, including against attacks on our system by external parties or improper behavior by our employees;

●	addressing concerns related to privacy and sharing, safety, security and other factors; and

●	complying with applicable laws, rules and regulations relating to the collection, use, disclosure or security of personal information, including any requests from regulatory and government authorities relating to such data.

18

Any systems failure or security breach or lapse that results in the unauthorized release of our user data could harm our reputation and brand and, consequently, our business, in addition to exposing us to potential legal liability.

Our terms of service concerning the collection, use and disclosure of user data are posted on our MaNaDr mobile application and website. Any failure, or perceived failure, by us to comply with our privacy policies or any applicable regulatory requirements or privacy protection-related laws, rules and regulations could result in proceedings or actions against us by governmental or regulatory authorities or others. These proceedings or actions may subject us to significant penalties and negative publicity, require us to change our business model or practices, increase our costs and disrupt our business. As we expand our operations, we may be subject to additional laws in other jurisdictions where our users and business partners of our ecosystem are located. The laws, rules and regulations of other jurisdictions may impose on us more stringent or conflicting requirements with financial penalties for non-compliance higher than those in Singapore, and the compliance with such requirements could require significant resources and result in substantial costs, which may materially and adversely affect our business, financial condition, results of operations and prospects.

We may not have sufficient insurance coverage to cover our business risks and face the risk of becoming subject to medical liability claims, which could cause us to incur significant expenses and be liable for significant damages if not covered by insurance.

We face risks of medical liability claims against our in-house medical team, external doctors and ourselves. Our panel of doctors and vendors has obtained insurance to cover certain potential risks and liabilities, such as professional liability insurance for our in-house medical team and external doctors in connection with their provision of GP services over our platform and product liability insurance for us and our suppliers with respect to products sold under MaNaShop and MaNaPharma.

However, we may not be able to acquire any insurance for certain types of risks such as business liability or service disruption insurance for all of our operations in Singapore, and our coverage may not be adequate to compensate for all losses that may occur, particularly with respect to loss of business or operations. For example, we do not maintain business interruption insurance, nor do we maintain key-man life insurance. Any business disruption, litigation, regulatory action, outbreak of epidemic disease or natural disaster may also expose us to substantial costs and diversion of resources. Any claims made against us that are not fully covered by insurance could be costly to defend against, result in substantial damage awards against us and divert the attention of our management and our in-house medical team and external doctors from our operations, which could have a material adverse effect on our business, financial condition, results of operations, and prospects. There can be no assurance that our insurance coverage is sufficient to prevent us from any loss or that we will be able to successfully claim our losses under our current insurance policies on a timely basis, or at all. If we incur any loss that is not covered by our insurance policies, or if the compensated amount is significantly less than our actual loss, our business, financial condition, results of operations and prospects could be materially and adversely affected. In addition, professional liability insurance premiums may increase significantly in the future, particularly as we expand our services. As a result, adequate professional liability insurance may not be available to our in-house medical team, external doctors or ourselves in the future on commercially acceptable terms, or at all.

We may not be able to prevent others from unauthorized use of our intellectual property, which could harm our business and competitive position.

We regard our trademarks, patents and similar intellectual property as critical to our success, and we rely on a combination of intellectual property laws and contractual arrangements, including confidentiality agreements with our employees and third parties, to protect our proprietary rights. Despite these measures, any of our intellectual property rights could be challenged, invalidated, circumvented or misappropriated, or such intellectual property may not be sufficient to provide us with competitive advantages. In addition, although we are not aware of any imitation websites or mobile applications that attempt to cause confusion or traffic diversion from us at the moment, we may become an attractive target to such attacks in the future because of our brand recognition in the Singapore telehealth solutions industry.

In addition, there can be no assurance that our patent applications would be approved, that any issued patents would adequately protect our intellectual property, or that such patents would not be challenged by third parties or found by a judicial authority to be invalid or unenforceable.

Confidentiality agreements may be breached by counterparties, and there may not be adequate remedies available to us for any such breach. Accordingly, we may not be able to effectively protect our intellectual property rights or to enforce our contractual rights in Singapore. Policing any unauthorized use of our intellectual property is difficult and costly and the steps that we take may be inadequate to prevent the infringement or misappropriation of our intellectual property. In the event that we resort to litigation to enforce our intellectual property rights, such litigation could result in substantial costs and a diversion of our managerial and financial resources, and could put our intellectual property at risk of being invalidated or narrowed in scope. There can be no assurance that we would prevail in such litigation, and even if we manage to prevail, we may not obtain a meaningful recovery. In addition, our trade secrets may be leaked or otherwise become available to, or be independently discovered by, our competitors. Any failure in maintaining, protecting or enforcing our intellectual property rights could have a material adverse effect on our business, financial condition, results of operations and prospects.

19

We may be subject to intellectual property infringement claims, which may be expensive to defend and may disrupt our business and operations.

We cannot be certain that our operations or any aspects of our business do not or would not infringe upon or otherwise violate patents, copyrights or other intellectual property rights held by third parties. We have been, and from time to time in the future may be, subject to legal proceedings and claims relating to the intellectual property rights of others. In addition, there may be other third-party intellectual property that is infringed by our products, services or other aspects of our business. There could also be existing patents of which we are not aware that our products may inadvertently infringe. There can be no assurance that holders of patents purportedly relating to some aspect of our technology infrastructure or business, if any such holders exist, would not seek to enforce such patents against us in Singapore, or any other jurisdictions as applicable. Furthermore, the application and interpretation of Singapore patent laws and the procedures and standards for granting patents in Singapore are still evolving, and there can be no assurance that Singapore courts or regulatory authorities would agree with our analysis. If we are found to have violated the intellectual property rights of others, we may be subject to liability for our infringement activities or may be prohibited from using such intellectual property, and we may incur licensing fees or be forced to develop alternatives of our own. In addition, we may incur significant expenses, and may be forced to divert management’s time and other resources from our business and operations to defend against these third-party infringement claims, regardless of their merits. Successful infringement or licensing claims made against us may result in significant monetary liabilities and may materially disrupt our business and operations by restricting or prohibiting our use of the intellectual property in question, which may materially and adversely affect our business, financial condition, results of operations and prospects.

User growth and activity on mobile devices depend upon effective use of mobile operating systems, networks and standards that we do not control.

Users access our MaNaDr platform through the mobile application and the website on their mobile devices. To optimize the user mobile experience, we are, to some extent, dependent on our users downloading our MaNaDr mobile application for their particular devices. As new mobile devices and platforms are released, it is difficult to predict the problems we may encounter in developing the software required to operate our MaNaDr mobile application for these alternative devices and platforms, and we may need to devote significant resources to the development, support and maintenance of the mobile application and/or the website. In addition, our future growth and results of operations could suffer if we experience difficulties in the future in integrating our MaNaDr mobile application into mobile devices or if problems arise with our relationships with providers of mobile operating systems or mobile application stores, if our MaNaDr mobile application receive unfavorable reviews compared to competing applications by other telehealth solutions service providers, or if we face increased costs to distribute or have users use our MaNaDr mobile application and/or website.

In the event that it becomes more difficult for our users to access and use our MaNaDr platform and healthcare solution on their mobile devices, or if our users choose not to access or use our MaNaDr platform and healthcare solutions on their mobile devices or to use mobile devices that do not offer access to our MaNaDr platform and healthcare solutions, the growth of our user base could be harmed and our business, financial condition, results of operations and prospects may be adversely affected.

A limited number of customers have accounted for, and are expected to continue to account for, a significant portion of our revenues. The failure to maintain or to increase revenues from these customers could adversely affect our prospects.

For the six months ended December 31, 2022 and during the years ended June 30, 2022 and 2021, revenue from a customer in the public sector, Customer A, accounted for 3.98%, 66.04% and 43.05% of our total revenues respectively.

Due to our revenue concentration attributable to a limited number of customers, should any of the following events, among others, occur, our business, financial condition, results of operations and prospects may be adversely affected:

●	contract reduction, delay or cancellation by any significant customer and our failure to identify and acquire additional or replacement customers;

●	a substantial reduction by any significant customer in the price they are willing to pay for our services and/or products; and

●	financial difficulty of any significant customer who become unable to make timely payment for the services and/or products that such customer purchases from us.

We have entered into an agreement with Customer A pursuant to which Customer A would fund the provision of certain medical services, including telemedicine, mobile medicine and home medical and nursing services provided by us (the “Medical Services Agreement”). Such agreement has been extended and the current term of the agreement is for the period commencing on 1 April 2023 and ending on 31 March 2024, unless we are otherwise notified. Pursuant to the Medical Service Agreement, we will be directed to provide certain medical services to certain patients. The cost of our services is based on an agreed set of rates, and following the provision of our services we would then be reimbursed by Customer A within 30 days from the date of approval of the claim.

The above is a brief summary of the material provisions of the Medical Services Agreement and does not purport to be a complete statement of its terms and conditions.

We may not be able to conduct our marketing activities cost-effectively and we are subject to limitations in promoting our business.

We have incurred expenses on a variety of different marketing and brand promotion efforts designed to enhance our brand recognition and increase sales of our services and products. However, our brand promotion and marketing activities may not be well received by users and may not result in the levels of sales that we anticipate. Additionally, marketing approaches and tools in the Singapore telehealth solutions market are evolving, which may further require us to enhance our marketing approaches and experiment with new marketing methods to keep pace with industry developments and user preferences. Failure to refine our existing marketing approaches or to introduce new marketing approaches in a cost-effective manner could reduce our market share and materially and adversely affect our business, financial condition, results of operations and prospects.

We are subject to limitations in promoting healthcare-related services and products.

We are subject to certain limitations in promoting healthcare-related services and products. Our in-house medical team and other relevant parties in the provision of our medical and wellness services have to comply with rules and regulations that restrict the promotion or dissemination of information about the professional healthcare services and practice provided by licensed doctors, and the publication or marketing efforts for the predominant purpose of promoting the products or services of doctors to users or potential users. Such restrictions may affect our ability to further enhance our brand recognition or secure new business opportunities in the future.

20

Additionally, there can be no assurance that our existing practices of monitoring our information dissemination process and publication would continue to be effective. Should there be any change in the relevant rules and regulations, or change of interpretation thereof, we, our in-house medical team and other relevant third parties may be regarded as breaching the relevant rules and regulations and may be subject to regulatory penalties or disciplinary actions, which may materially and adversely affect our reputation, business, financial condition, results of operations and prospects.

If we fail to maintain adequate internal controls, we may not be able to effectively manage our business and may experience errors or information lapses affecting our business.

Our success depends on our ability to effectively utilize our standardized management system, information systems, resources and internal controls. As we continue to expand, we will need to modify and improve our financial and managerial controls, reporting systems and procedures and other internal controls and compliance procedures to meet our evolving business needs. If we are unable to improve or maintain our internal controls, systems and procedures, they may become ineffective and adversely affect our ability to manage our business and cause errors or information lapses that affect our business. Our efforts in improving our internal control system may not result in the elimination of all risks. If we are not successful in discovering and eliminating weaknesses in our internal controls, our ability to effectively manage our business may be affected, which may materially and adversely affect our business, financial condition, results of operations and prospects.

Our performance depends on key management as well as skilled and qualified medical professional and support staff generally, and any failure to attract, motivate and retain such medical professionals and our support staff could hinder our ability to maintain and grow our business.

Our future success is significantly dependent upon the continued service of our management and key personnel, including skilled and qualified medical professionals such as doctors, support staff such as nurses and assistants, as well as other healthcare professionals. We rely on the services of these medical professionals and support staff to provide the comprehensive range of services we offer through our self-owned GP clinics and specialist clinics, and we face intense competition from other medical services providers to recruit skilled and qualified medical professionals and support staff. If we lose the services of any member of management or key personnel, we may not be able to locate suitable or qualified replacements, and may incur additional expenses to recruit and train new staff, which could disrupt our business and growth, thereby materially and adversely affecting our business, financial condition, results of operations and prospects.

Additionally, the size and scope of our ecosystem and our expansion plans may require us to hire and retain a wide range of effective and experienced personnel who can adapt to a dynamic, competitive and challenging business environment. We will need to continue to attract and retain experienced and capable personnel at all levels, including qualified healthcare professionals for our in-house medical team, as we expand our business and operations. Competition for talent in the Singapore telehealth solutions industry is intense, and the availability of suitable and qualified candidates in Singapore is limited. Competition for these individuals could cause us to offer higher compensation and other benefits to attract and retain them. In addition, even if we were to offer higher compensation and other benefits, there can be no assurance that these individuals would choose to join or continue working for us.

Moreover, if any of our senior management or other key personnel joins or establishes a competing business, we may lose some of our users, which may have a material adverse effect on our business, financial condition, results of operations and prospects.

21

We may not be able to detect or prevent fraud or other misconduct committed by our employees or third parties.

Fraud or other misconduct by our employees, such as unauthorized business transactions, bribery and breach of our internal policies and procedures, or by third parties, such as breach of law, may be difficult to detect or prevent. It could subject us to financial loss and sanctions imposed by governmental authorities while seriously damaging our reputation. This may also impair our ability to effectively attract prospective users, develop user loyalty, obtain financing on favorable terms and conduct other business activities.

While we had not encountered any incidents in relation to the foregoing that had materially and adversely affected our business, financial condition, results of operations and prospects for the six months ended December 31, 2022 and during the years ended June 30, 2022 and 2021, and our risk management systems, IT systems and internal control procedures are designed to monitor our operations and overall compliance, we may be unable to identify non-compliance or suspicious transactions promptly, or at all. Furthermore, it is not always possible to detect and prevent fraud or other misconduct committed by our employees or third parties, and the precautions we take to prevent and detect such activities may not be effective. Therefore, we are subject to the risk that fraud or other misconduct may have previously occurred but was undetected, or may occur in the future. This may materially and adversely affect our business, financial condition, results of operations and prospects.

We rely on assumptions and estimates to calculate certain key operating metrics, and inaccuracies in such metrics may harm our reputation and adversely affect our business.

Certain key operating metrics, such as the MAU by age group and MPU by age group in this prospectus are calculated using our internal data that has not been independently verified by third parties. While these numbers are based on what we believe to be reasonable calculations for the applicable periods of measurement, there are inherent challenges in measuring usage and user engagement across our user base. In addition, our key operating metrics are derived and calculated based on different assumptions and estimates, and you should be cautious of such assumptions and estimates when assessing our operating performance.

Our measures of user growth and user engagement may differ from estimates published by third parties or from similarly titled metrics used by our competitors due to differences in data availability, sources and methodology. If third parties do not perceive our user metrics to be accurate representations of our user base or user engagement, or if we discover material inaccuracies in our user metrics, our reputation may be harmed and third parties may be less willing to allocate their resources or spending to us, which could adversely affect our business, financial condition, results of operations and prospects.

We may need additional capital but may not be able to obtain such on favorable terms or at all.

We may require additional cash resources due to operating losses or future growth and development of our business, including any investments or acquisitions we may decide to pursue. If our cash resources are insufficient to satisfy our cash requirements, we may seek to issue additional equity or debt securities or obtain new or expanded credit facilities. Our ability to obtain external financing in the future is subject to a variety of uncertainties, including our future financial condition, results of operations, cash flows, share price performance and the liquidity of international capital and lending markets. In addition, incurring indebtedness would subject us to increased debt service obligations and could result in operating and financing covenants that would restrict our operations. There can be no assurance that financing would be available in a timely manner or in amounts or on terms favorable to us, or at all. Any failure to raise needed funds on terms favorable to us, or at all, could restrict our liquidity as well as have a material adverse effect on our business, financial condition, results of operations and prospects. Furthermore, any issuance of equity or equity-linked securities could result in significant dilution to our existing shareholders.

Our strategic alliances, investments or acquisitions may have a material adverse effect on our business, financial condition, results of operations and prospects.

We may evaluate and consider strategic investments and acquisitions or enter into strategic alliances to develop new services or solutions and enhance our competitive position. Investments or acquisitions involve numerous risks, including the potential failure to achieve the expected benefits of the combination or acquisition; difficulties in, and the cost of, integrating operations, technologies, services and personnel; potential write-offs of acquired assets or investments; and downward effect on our operating results. These transactions will also divert the management’s time and resources from our normal operations, and we may have to incur unexpected liabilities or expenses. We may also in the future enter into strategic alliances with various third parties. Strategic alliances with third parties could subject us to a number of risks, including risks associated with potential leakage of proprietary information, non-performance by the counterparty and an increase in expenses incurred in establishing new strategic alliances, any of which may materially and adversely affect our business, financial condition, results of operations and prospects.

22

We are subject to credit risk with respect to trade receivables.

We generally allow a credit period of 30 days to our customers, in particular other clinics that purchase medicine from us. As of June 30, 2022 and 2021, our trade receivables turnover days were 6 days and 50 days, respectively. As of the same dates, trade receivables of approximately US$34,000 and US$92,000, respectively, were past due but not impaired. These mainly relate to a number of customers whom there is no significant financial difficulty for and, based on our past experience, the overdue amounts can be recovered from. Nevertheless, there can be no assurance that all such amounts due to us would be settled on time, or that such amounts will not continue to increase in the future. Accordingly, we face credit risk in collecting trade receivables due from customers. Our performance, liquidity and profitability would be adversely affected if significant amounts due to us are not settled on time or substantial impairment is incurred. The bankruptcy or deterioration of the credit condition of any of these customers could also materially and adversely affect our business, financial condition, results of operations and prospects.

We face risks relating to the political, economic, regulatory, social and legal environments in the jurisdictions in which we currently or may in the future operate.

We have operations and a presence in Singapore and may expand into other jurisdictions in the future. We are subject to certain risks inherent in conducting business, such as political, economic, regulatory, social and legal developments in each jurisdiction in which we currently or may in the future operate, many of which are beyond our control. These risks include but are not limited to:

●	laws and policies affecting trade, investment, foreign ownership restrictions and taxes, including laws and policies relating to the repatriation of funds and withholding taxes, and changes in these laws;

●	differing degrees of protection for intellectual property;

●	inflation, interest rates and general conditions;

●	changes in laws, regulations, local regulatory requirements and accounting standards and the interpretation, application and/or enforcement thereof, including any unexpected changes thereto. In particular, changes in social and/or health insurance requirements and standards as well as healthcare subsidies and support by local governments;

●	the political and/or regulatory climate in such jurisdictions, including any instability of foreign economies and governments and any social unrest or political instability;

●	fluctuating foreign exchange rates;

●	expropriation or nullification of contracts;

●	the spread of communicable diseases in such jurisdictions, which may impact local business operations; and

●	climate change, natural disasters, demonstrations, riots, coups, wars and acts of terrorism.

The jurisdictions in which we currently or may in the future operate may be in a state of rapid political, economic and social changes, and may also be subject to unforeseeable circumstances such as natural disasters and other uncontrollable events, which will entail risks to our business and operations. There can also be no assurance that we will be able to adapt to the local conditions, regulations and business practices and customs. Any changes implemented by the government of these jurisdictions resulting in, among other things, currency and interest rate fluctuations, capital restrictions and changes in duties and taxes detrimental to our business could materially and adversely affect our business, financial condition, results of operations and prospects.

23

The political and/or economic conditions of the jurisdictions in which we operate may also be affected by geopolitical risks, including lingering trade tensions and other political disputes which have resulted in and may continue to lead to, among other things, the imposition of sanctions on or blacklisting of politically connected persons and corporations, or persons and corporations perceived to be politically connected. As at December 31, 2022, we did not, to our knowledge, have business dealings with any person or corporation which is currently the subject of political sanctions. However, the geopolitical environment is constantly evolving and there can be no assurance that we will not in the future be found to be in contravention of political sanctions, for example, should it transpire that any of our business partners or other persons or corporations with whom we have business dealings are or become the subject of political sanctions.

Our business may also be affected by macroeconomic factors, such as general economic conditions, market sentiment and consumer confidence in the jurisdictions we operate in, social and political unrest, regulatory, fiscal and other governmental policies, all of which are beyond our control. Any adverse developments related to any of the abovementioned factors or other associated risks may have a material adverse effect on our business, financial condition, results of operations and prospects.

COVID-19 or any other infectious and communicable diseases, as well as the occurrence of any acts of God, war, terrorist attacks and other catastrophic events may have a material adverse effect on our business, financial condition, results of operations and prospects.

Our Group faces risks from the outbreak of communicable or virulent diseases and pandemics or epidemics such as severe acute respiratory syndrome, H5N1 avian flu, Middle East respiratory syndrome, Ebola and more recently, the outbreak of COVID-19 in countries which we operate, which may materially and adversely affect our operations. While our Group has put in place measures and protocols to contain the spread of contagious and virulent diseases, our medical doctors, healthcare practitioners and other employees nonetheless remain susceptible to infection as frontline workers in the event of disease outbreaks. Despite our strict infection control protocols, there can be no assurance that our patients, employees, medical doctors and other healthcare professionals will not be infected with such diseases. We may, as a result, be required to temporarily shut down our clinics and offices for an uncertain period of time to contain the spread of such diseases. Such disruptions to our business and operations may have a negative impact on our business, financial condition, results of operations and prospects.

Acts of God, such as natural disasters which are beyond our control, may materially and adversely affect the economy, infrastructure and livelihood of the local population. Similarly, man-made catastrophes, such as terrorist attacks and wars may disrupt the economies of the countries we operate in. A catastrophic event or multiple catastrophic events may cause unexpected large losses and may have a material adverse effect on our business, financial condition, results of operations and prospects. There can be no assurance that our efforts to protect ourselves against catastrophic losses would be adequate. In addition, other events that are outside the control of our Group, such as fire, deliberate acts of sabotage, vendor failure or negligence, blackouts, terrorist attacks or criminal acts, could damage, cause operational interruptions to, or otherwise adversely affect our operating facilities and activities, as well as potentially cause injury or death to our employees, patients and/or customers. We cannot give any assurance that the occurrence of any catastrophic events, wars, terrorist attacks or other hostilities in any part of the world, potential, threatened or otherwise, will not, directly or indirectly, have a material and adverse effect on our business, financial condition, results of operations and prospects.

Fluctuations in exchange rates could have a material and adverse effect on our results of operations

We currently purchase a proportion of our pharmaceutical products and medical equipment from our suppliers in foreign currency (namely, U.S. dollars and SGD). Our Group is also exposed to fluctuations in VND as our representative office is located in Vietnam. Accordingly, our Group is exposed to fluctuations in the U.S. dollar and VND, against the SGD. An appreciation of any such foreign currency may result in an increase in the costs of our supplies. It is difficult to predict how market forces or government / international policy may impact fluctuations of the U.S. dollar, VND and/or SGD in the future, and there can be no assurance that the U.S. dollar, VND and/or SGD will not appreciate significantly in value in the future.

In the event that such fluctuations in the relevant foreign currency are substantial, and we are unable to pass on our costs to users, our earnings, financial position and results of operations may be materially and adversely affected.

At present, we do not have a formal policy for hedging against our foreign exchange exposure to the U.S. dollar, VND and/or SGD and have not used any hedging instruments due to the high associated costs. However, we will continue to monitor our foreign exchange exposure to the U.S. dollar, VND and/or SGD and we may employ hedging instruments to manage our foreign exchange exposure should the need arise.

24

Risks Related to Doing Business in Vietnam

Geopolitical risks may have an adverse impact on our business, financial condition and results of operations.

Certain aspects of our business operations are conducted in Vietnam, including the software development for our mobile application. The social conditions and political stability of Vietnam will also have a direct impact on the feasibility in conducting such business operations in Vietnam. Our future business operations in Vietnam where the economy and legal systems remain susceptible to risks associated with an emerging economy may be subject to higher geopolitical risks than developed countries. Unexpected social and political events such as the social unrests in Vietnam targeting Chinese-related businesses, and territorial and other disputes among neighboring countries in Asia may adversely affect our operations in Vietnam. Any social and political unrest, which are beyond our control, may give rise to various risks, such as loss of employment and safety and security risks to persons and properties and in turn adversely affect the Vietnam economy. Any such event may in turn have an adverse impact on our business, financial condition and results of operations.

The economy in Vietnam may be subject to periods of high inflation which could materially and adversely affect our business, financial operation and results of operations as well as our growth prospects.

Government anti-inflation policies and a decline in commodity and petroleum prices have led to a decrease in Vietnam’s inflation rate. While these inflation rates are lower than rates of earlier years, there can be no assurance that the Vietnamese economy will not be subject to future periods of high inflation. Should inflation in Vietnam increase significantly, our costs, including labor costs and transportation costs, are expected to increase. Furthermore, high inflation rates could have an adverse effect on Vietnam’s economic growth, business climate and dampen consumer purchasing power. As a result, a high inflation rate in Vietnam could materially and adversely affect our business, financial condition and results of operations as well as our growth prospects.

Changes in the economic, political and legal environment of Vietnam, and Vietnam’s less developed legal system, may adversely affect our business, financial condition and results of operations.

Our future business operations in Vietnam are subject to the economic, political and legal environment in Vietnam. Vietnam’s economy differs from the economies of many countries in such respects as governmental involvement, level of development, growth rate, allocation of resources and inflation rate. Prior to the 1990s, Vietnam’s economy was largely a planned economy. Since about 1987, increasing emphasis has been placed on the utilization of market forces in the development of the economy. Although state-owned enterprises still account for a substantial portion of Vietnam’s industrial output, the Vietnamese government in general is reducing the level of direct control that it exercises over the economy through state plans and other measures. It is our understanding that there is an increasing level of freedom and autonomy in areas such as resource allocation, production and management and a gradual shift in emphasis to a market economy and enterprise reform.

The legal system of Vietnam also differs from most common law jurisdictions, in that it is a system in which decided legal cases have little precedential value. The laws and regulations are subject to broad and varying interpretations by government officials and courts. For vague regulations, the courts of Vietnam have the power to read implied terms into contracts, adding a further layer of uncertainty. As a result, government officials and courts often express different views from lawyers’ on the legality, validity and effect of a particular legal document. In addition, the views of governmental authority received on a particular issue have no binding effect or finality, so there can be no assurance that similar issues will be dealt with in a similar way by other governmental authorities. Furthermore, recognition and enforcement of legal rights through Vietnam courts, arbitration centers and administrative agencies in the event of a dispute is uncertain. As part of its transition from a planned economy to a more market-oriented one, the Vietnamese government has implemented a series of economic reforms. In preparation for Vietnam’s accession to the World Trade Organization in 2007, the Vietnamese government had also promulgated a series of laws and regulations on local and foreign investment, including the law on investment, which regulates investments in Vietnam, and the law on enterprises, which sets out the types of corporate vehicle investors may establish to carry out their investment projects. However, conflicting interpretations between local regulators in different provinces and between different ministries may create confusion over key issues. In the context of pursuing and maintaining economic reforms, the Vietnamese government has promulgated other laws and regulations in recent years designed to attract foreign investment and business development in Vietnam, which may intensify the competition in our industry.

25

Although the Vietnamese government has made progress in economic reform and the development of laws and regulations, there remain inherent uncertainties and inconsistencies in the interpretation, implementation and enforcement of laws and government policies. Many of the reforms are unprecedented or experimental and may be subject to revision, change or abolition, depending upon the outcome of these experiments. Furthermore, there can be no assurance that the Vietnamese government will continue to pursue policies of economic reform or that any reforms will be successful or the impetus to reform will continue. If any of the changes adversely affect us or our business, or we are unable to capitalize on the economic reform measures of the Vietnamese government, our business, financial condition and results of operations could be adversely affected.

Asset realization in bankruptcy proceedings may be time-consuming and expensive.

Despite the improved Vietnamese law on bankruptcy that came into effect on January 1, 2015, there is significant uncertainty on its implementation and interpretation due to the lack of regulatory guidance and political sensitivities. Accordingly, the bankruptcy process in Vietnam may be complex, uncertain and time-consuming. After bankruptcy is declared, the general meeting of creditors may, subject to certain provisions of law, decide to apply either business rehabilitation or asset liquidation on the enterprise. However, in the event that any creditor or any participant in the general meeting of creditors has any objection to the resolution passed by the general meeting of creditors, it can request for a judicial review of the resolution. Upon review, the judge may convene another general meeting of the creditors if he finds reasonable grounds to do so. The decision to apply either business rehabilitation or asset liquidation on the enterprise must be confirmed by the judge before being implemented by the parties. Due to these complexities, a significant amount of time may pass before a creditor is able to recover from a Vietnamese debtor.

Vietnamese foreign exchange control may limit our ability to utilize our revenue effectively and affect our ability to receive dividends and other payments from our Vietnamese subsidiary.

Our operations are also based in Vietnam and therefore faces the risk of foreign exchange controls limiting our ability to receive dividends from our Vietnamese subsidiary in the future. At present, foreign invested enterprises in Vietnam are, subject to conditions, generally permitted to exchange VND into foreign currency at credit institutions licensed to provide foreign exchange services in Vietnam to repatriate profits and make outward remittances of foreign currency for the purchase of supplies and services, among others, provided that such foreign invested enterprise declares the intended use of the money and provides appropriate supporting documents. Such remittances are restricted to being made through registered accounts at authorized banks which are licensed to operate in Vietnam, and profits must first be converted into foreign currency prior to remittance. While under the Vietnamese government’s current foreign exchange policy, there is a low risk of foreign exchange controls restricting our ability to freely utilize our revenue and to receive dividends from our Vietnamese subsidiary, there can be no assurance that the Vietnamese government will not, in future, extend its foreign exchange controls to restrict or prevent profits from being repatriated by foreign invested entities. Such a change would limit our ability to receive dividends from our Vietnamese subsidiary, through which all of our revenue is generated, and would cause a material and adverse effect on our business, financial condition and results of operations.

The VND may be subject to foreign exchange controls imposed by the Vietnamese government.

In Vietnam, the currency is VND, which is not generally freely convertible into other currencies. Under certain conditions, such as fulfilment of Vietnam’s financial obligations, the Vietnamese government allows foreign invested enterprises to convert VND into other currencies for repatriation of profits from their Vietnam operations abroad. However, there can be no assurance that such rules and regulations will not be subject to change in the future and any tightening of foreign control laws in Vietnam may impair our ability to repatriate profits from our Vietnamese operations to our Company. If any of the above occurs, our business, results of operations and financial condition may be materially and adversely affected.

26

Risks Related to Regulations and Litigations

We are subject to extensive and evolving regulatory requirements, non-compliance with which, or changes in which, may materially and adversely affect our business and prospects.

Many of our business operations are highly regulated. See “Regulation.” Our business is subject to laws, regulations, licensing and accreditation requirements in Singapore and other countries where we may operate. Such laws, regulations, licensing and accreditation requirements cover many aspects of our business, including, but not limited to:

●	the conduct of our operations;
●	the provision of services;
●	the quality of medical facilities, equipment and services;
●	the purchase and sale of medications and pharmaceutical drugs;
●	the handling and disposal of regulated items and associated environmental regulations for medical facilities;
●	the qualifications of medical and other clinical personnel; and
●	the confidentiality and maintenance of, and security issues associated with, health-related information and medical records.

The qualifications and practicing activities of our medical professionals, nurses and assistants are strictly regulated under the laws and regulations of the jurisdictions in which we may operate, as well as by other applicable codes of professional conduct or ethics. If our medical professionals and nurses fail to comply with their professional licensing requirements, we may be subject to administrative penalties including fines, loss of licenses or restrictions on our medical facility operations, which could materially and adversely affect our business and reputation.

In addition, there are various licensing requirements governing different aspects of our business with which we must comply and which may impose conditions that may restrict our operations. Regulatory authorities may exercise broad discretion in assessing our compliance with licensing requirements, varying licensing requirements or introducing new licensing requirements, and we may incur significant costs and suffer operational restrictions that could be harmful to our business.

Our pharmaceutical services business is also regulated by various healthcare laws and regulations and we are subject to, among others, licensing and certification requirements, product registration requirements, quality and safety standards and periodic renewal and reassessment procedures. For example, we are required to possess various permits, licenses or certifications to provide our services and products, and the third parties on whom we rely to sell and distribute our products are subject to similar requirements. If we or these third parties are unable to obtain or renew such permits, licenses or certifications in a timely manner, or at all, we and/or such third parties may not be able to provide the relevant services and/or sell or distribute the relevant products in the relevant jurisdiction and our business operations in such jurisdiction may be materially disrupted. As a licensed wholesaler of pharmaceutical products, we are required by the relevant laws and regulations to only supply such products to certain specified persons, such as licensed retail pharmacies, licensed healthcare institutions and qualified healthcare professionals. While we have implemented measures to prevent unauthorized persons from purchasing pharmaceutical products from us (for example, we require persons who wish to open a purchasing account with us to provide us with copies of the relevant licenses to establish that they are registered healthcare professionals and we only deliver to the address of the account holder), there is a risk that unauthorized persons may nevertheless, fraudulently or otherwise, manage to create a purchasing account with us and/or acquire pharmaceutical products from us. In such an event, we may be exposed to civil and criminal liability under the relevant laws and regulations.

Furthermore, the introduction of new services and products may require us to comply with additional, yet undetermined, laws and regulations. Compliance may require obtaining appropriate permits, licenses or certificates as well as expending additional resources to monitor developments in the relevant regulatory environment. The failure to adequately comply with these future laws and regulations may delay, or possibly prevent, some of our products or services from being offered to users, which may have a material adverse effect on our business, financial condition, results of operations and prospects.

Changes to existing laws, regulations and guidelines, or the introduction of new laws, regulations and guidelines could also have a negative impact on our operations, even if such laws and regulations are not directly applicable to us. Should there be any subsequent modifications, additions or new restrictions to the current compliance standards, we may incur additional costs or administrative burdens in complying with the new or modified standards which may materially and adversely affect our profitability and, consequently, our business, financial condition, results of operations and prospects.

27

As we expand our international operations, we will increasingly face political, legal and compliance, operational, regulatory, economic and other risks that we do not face or are more significant than in our domestic operations. Our exposure to these risks is expected to increase.

As we expand our international operations, we will increasingly face political, legal and compliance, operational, regulatory, economic and other risks that we do not face or that are more significant than in our domestic operations. These risks vary widely by country and include varying regional and geopolitical business conditions and demands, government intervention and censorship, discriminatory regulation, nationalization or expropriation of assets and pricing constraints. Our international products and services need to meet country-specific user preferences as well as country-specific legal requirements, including those related to licensing, digital health, privacy, data storage, location, protection and security. Our ability to conduct digital health services internationally is subject to the applicable laws governing remote healthcare and the practice of medicine in such location, and the interpretation of these laws is evolving and vary significantly from country to county and are enforced by governmental, judicial and regulatory authorities with broad discretion. Nonetheless, we cannot be certain that our interpretation of such laws and regulations is correct in how we structure our operations, our arrangements with physicians, services agreements and customer arrangements.

Our international operations increase our exposure to, and require us to devote significant management resources to implement controls and systems to comply with the privacy and data protection laws of non-U.S. jurisdictions and the anti-bribery, anti-corruption and anti-money laundering laws of the United States (including the FCPA) and the United Kingdom (including the Bribery Act) and similar laws in other jurisdictions. Implementing our compliance policies, internal controls and other systems upon our expansion into new countries and geographies may require the investment of considerable management time and financial and other resources over a number of years before any significant revenues or profits are generated. Violations of these laws and regulations could result in fines, criminal sanctions against us, our officers or employees, restrictions or outright prohibitions on the conduct of our business and significant brand and reputational harm. We must regularly reassess the size, capability and location of our global infrastructure and make appropriate changes, and must have effective change management processes and internal controls in place to address changes in our business and operations.

Our success depends, in part, on our ability to anticipate these risks and manage these difficulties, and the failure to do so could have a material adverse effect on our business, operating results, financial position, brand, reputation and/or long-term growth. Our international operations require us to overcome logistical and other challenges based on differing languages, cultures, legal and regulatory schemes and time zones. Our international operations encounter labor laws, customs and employee relationships that can be difficult, less flexible than in our domestic operations and expensive to modify or terminate. In some countries where we are required to, or choose to, operate with local business partners in the future, this may require us to manage our partner relationships and may reduce our operational flexibility and ability to quickly respond to business challenges.

We are subject to evolving laws, regulations, standards and policies, and any actual or perceived failure to comply could harm our brand and reputation, subject us to significant fines and liability, or otherwise adversely affect our business.

The laws, regulations, standards and policies governing the telehealth solutions business vary from jurisdiction to jurisdiction. The application of these types of laws to our operations continues to be difficult to predict but could pose operational challenges for us in the future. As laws vary from jurisdiction to jurisdiction, our services must be continually monitored for compliance with the various rules and requirements, which may change from time to time. Furthermore, the costs of compliance, including remediation of any discovered issues and any changes to our operations mandated by new or amended laws, may be significant, and any failures to comply could result in additional expenses, delays or fines. The applicable laws, regulations, standards and policies in the different jurisdictions in which our users are located in continue to rapidly change, which increases the likelihood of a patchwork of complex or conflicting regulations, or which could adversely increase our compliance costs or otherwise materially and adversely affect our business, financial condition, results of operations and prospects.

We may be involved in certain legal proceedings from time to time. Any adverse decision in such proceedings may render us liable to liabilities and may adversely affect our business, financial condition, results of operations and prospects.

We may be involved in legal proceedings from time to time. In addition to the related costs, managing and defending in legal proceedings can divert our management’s attention from our business. We may also need to pay damages to settle claims with a substantial amount of cash. Any of these could have a material adverse effect on our business, financial condition, results of operations and prospects.

28

Risks Related to Our Class A Ordinary Shares and This Offering

There has been no public market for our Class A Ordinary Shares prior to the completion of this offering, and you may not be able to resell our Class A Ordinary Shares at or above the price you pay for them, or at all.

Prior to the completion of this offering, there has not been a public market for our Class A Ordinary Shares. We plan to apply for the listing of our Class A Ordinary Shares on the Nasdaq Capital Market. An active public market for our Class A Ordinary Shares, however, may not develop or be sustained after the offering, in which case the market price and liquidity of our Class A Ordinary Shares will be materially and adversely affected.

The initial public offering price for our Class A Ordinary Shares may not be indicative of prices that will prevail in the trading market and such market prices may be volatile.

The initial public offering price for our Class A Ordinary Shares will be determined by negotiations between us and the Underwriters, and may not bear a direct relationship to our earnings, book value, or any other indicia of value. We cannot assure you that the market price of our Class A Ordinary Shares will not decline significantly below the initial public offering price. The financial markets in the United States and other countries have experienced significant price and volume fluctuations in the last few years. Volatility in the price of our Class A Ordinary Shares may be caused by factors outside of our control and may be unrelated or disproportionate to changes in our results of operations.

You will experience immediate and substantial dilution in the net tangible book value of Class A Ordinary Shares purchased.

The initial public offering price of our Class A Ordinary Shares is substantially higher than the (pro forma) net tangible book value per share of our Class A Ordinary Shares. Consequently, when you purchase our Class A Ordinary Shares in the offering, upon completion of the offering, you will incur immediate dilution of $             per share, assuming an initial public offering price of $            . See “Dilution”. In addition, you may experience further dilution to the extent that additional Class A Ordinary Shares are issued upon exercise of outstanding options we may grant from time to time.

If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately or timely report our results of operations or prevent fraud, and investor confidence and the market price of our Class A Ordinary Shares may be materially and adversely affected.

Prior to the completion of this offering, we have been a private company with limited accounting personnel. Furthermore, prior to the completion of this offering, our management has not performed an assessment of the effectiveness of our internal control over financial reporting, and our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. Effective internal control over financial reporting is necessary for us to provide reliable financial reports and, together with adequate disclosure controls and procedures, is designed to prevent fraud.

Our failure to implement and maintain effective internal controls over financial reporting could result in errors in our financial statements that could result in a restatement of our financial statements, cause us to fail to meet our reporting obligations and cause investors to lose confidence in our reported financial information, which may result in volatility in and a decline in the market price of our Class A Ordinary Shares.

Upon the completion of this offering, we will become a public company in the United States subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, will require that we include a report of management on our internal control over financial reporting in our annual report on Form 20-F. In addition, if we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting on an annual basis. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, after we become a public company, our reporting obligations may place a burden on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

29

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404, we may identify material weaknesses and deficiencies in our internal control over financial reporting. The Public Company Accounting Oversight Board, or PCAOB, has defined a material weakness as “a deficiency, or a combination of deficiencies in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim statements will not be prevented or detected on a timely basis”.

In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. Generally speaking, if we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations and lead to a decline in the trading price of our Class A Ordinary Shares. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud, misuse of corporate assets and legal actions under the United States securities laws and subject us to potential delisting from Nasdaq, to regulatory investigations and to civil or criminal sanctions.

We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.

We are an “emerging growth company”, as defined in the JOBS Act, and we may take advantage of certain exemptions from various requirements applicable to other public companies that are not emerging growth companies including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act for so long as we are an emerging growth company. As a result, if we elect not to comply with such auditor attestation requirements, our investors may not have access to certain information they may deem important.

The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of the extended transition period, although we have already adopted certain new and revised accounting standards based on transition guidance permitted under such standards. As a result of this election, our future financial statements may not be comparable to other public companies that comply with the public company effective dates for these new or revised accounting standards.

30

We will incur substantial increased costs as a result of being a public company.

Upon consummation of this offering, we will incur significant legal, accounting, and other expenses as a public company that we did not incur as a private company. The Sarbanes-Oxley Act, as well as rules subsequently implemented by the SEC and Nasdaq, impose various requirements on the corporate governance practices of public companies.

Compliance with these rules and regulations increases our legal and financial compliance costs and makes some corporate activities more time-consuming and costlier. In addition, we incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our Board or as executive officers.

We are an “emerging growth company,” as defined in the JOBS Act and will remain an emerging growth company until the earlier of (a) the last day of the fiscal year in which the fifth anniversary of the completion of this offering occurs; (b) the last day of the fiscal year in which we have total annual gross revenue of at least US$1.235 billion; (c) the date on which we are deemed to be a “large accelerated filer” under the Exchange Act, which means the market value of our Class A Ordinary Shares that are held by non-affiliates is US$700.00 million or more as of the last business day of our most recently completed second fiscal quarter; and (d) the date on which we have issued more than US$1.0 billion in non-convertible debt during the prior three-year period. We may choose to take advantage of some, but not all, of the available exemptions. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 in the assessment of the emerging growth company’s internal control over financial reporting and permission to delay adopting new or revised accounting standards until such time as those standards apply to private companies.

After we are no longer an “emerging growth company”, or until five years following the completion of our initial public offering, whichever is earlier, we expect to incur significant additional expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 and the other rules and regulations of the SEC. For example, as a public company, we have been required to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures.

We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

Substantial future sales of our Class A Ordinary Shares or the anticipation of future sales of our Class A Ordinary Shares in the public market could cause the price of our Class A Ordinary Shares to decline.

Sales of substantial amounts of our Class A Ordinary Shares in the public market after this offering, or the perception that these sales could occur, could cause the market price of our Class A Ordinary Shares to decline. An aggregate of              Class A Ordinary Shares are issued and outstanding before the consummation of this offering and              Class A Ordinary Shares will be issued and outstanding immediately after the consummation of this offering. Sales of these shares into the market could cause the market price of our Class A Ordinary Shares to decline.

We do not intend to pay dividends for the foreseeable future.

We currently intend to retain any future earnings to finance the operation and expansion of our business, and we do not expect to declare or pay any dividends in the foreseeable future. As a result, you may only receive a return on your investment in our Class A Ordinary Shares if the market price of our Class A Ordinary Shares increases.

If securities or industry analysts do not publish research or reports about our business, or if the publish a negative report regarding our Class A Ordinary Shares, the price of our Class A Ordinary Shares and trading volume could decline.

Any trading market for our Class A Ordinary Shares may depend in part on the research and reports that industry or securities analysts publish about us or our business. We do not have any control over these analysts. If one or more of the analysts who cover us downgrade us, the price of our Class A Ordinary Shares would likely decline. If one or more of these analysts cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause the price of our Class A Ordinary Shares and the trading volume to decline.

31

The trading price of our Class A Ordinary Shares may be volatile or may decline regardless of our operating performance, which could result in substantial losses to investors.

There have been instances of extreme stock price run-ups followed by rapid price declines and strong stock price volatility with a number of recent initial public offerings, especially among companies with relatively smaller public floats. As a relatively small-capitalized company with relatively small public float after this offering, we may experience greater stock price volatility, lower trading volume and less liquidity than large-capitalized companies. In particular, our Class A Ordinary Shares may be subject to rapid and substantial price volatility, low volumes of trades and large spreads in bid and ask prices due to factors beyond our control. Such volatility, including any stock-run up, may be unrelated to our actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Class A Ordinary Shares. In addition to market and industry factors, the price and trading volume for our shares may be highly volatile for factors specific to our own operations, including the following:

(a)	actual or anticipated fluctuations in our revenue and other operating results;

(b)	the financial projections we may provide to the public, any changes in these projections or our failure to meet these projections;

(c)	actions of securities analysts who initiate or maintain coverage of us, changes in financial estimates by any securities analysts who follow our company, or our failure to meet these estimates or the expectations of investors;

(d)	announcements by us or our competitors of significant products or features, technical innovations, acquisitions, strategic partnerships, joint ventures, or capital commitments;

(e)	additions or departures of key personnel;

(f)	release of lock-up or other transfer restrictions on our issued and outstanding equity securities or sales of additional equity securities; and

(g)	potential litigation or regulatory investigations.

In addition, the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. Stock prices of many companies have fluctuated in a manner unrelated or disproportionate to the operating performance of those companies. In the past, stockholders have filed securities class action litigation following periods of market volatility. If we were to become involved in securities litigation, it could subject us to substantial costs, divert resources and the attention of management from our business, and adversely affect our business, financial condition, results of operations and prospects.

Our dual-class voting structure will limit your ability to influence corporate matters requiring shareholder approval, and could discourage others from pursuing any change of control transactions that holders of our Class A Ordinary Shares may view as beneficial.

Our authorized share capital is divided into Class A Ordinary Shares and Class B Ordinary Shares. Holders of Class A Ordinary Shares will be entitled to one vote per share, while holders of Class B Ordinary Shares will be entitled to 10 votes per share. Each Class B Ordinary Share is convertible into one Class A Ordinary Share at any time by the holder thereof, while Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances. We will issue Class A Ordinary Shares in this offering.

Upon the completion of this offering, Siaw Tung Yeng, Teoh Pui Pui, Siaw Tun Mine and Denis Christopher Nyam Ngian Kwong will beneficially own all of our then issued and outstanding Class B Ordinary Shares. These Class B Ordinary Shares will constitute approximately             % of our total issued and outstanding share capital immediately after the completion of this offering and approximately             % of the aggregate voting power of our total issued and outstanding share capital immediately after the completion of this offering, assuming the underwriter does not exercise the over-allotment option. As a result of the dual-class share structure and the concentration of ownership, holders of Class B Ordinary Shares will have considerable influence over corporate matters requiring shareholder approval, such as election of directors, amendment of constitutional documents including our memorandum and articles of association, and significant corporate transactions. Such holders may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may also discourage, delay or prevent a change in control of our Company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our Company and may reduce the price of our Class A Ordinary Shares. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A Ordinary Shares may view as beneficial.

Our management has broad discretion to determine how to use the funds raised in the offering and may use them in ways that may not enhance our results of operations or the price of our Class A Ordinary Shares.

We anticipate that we will use the net proceeds from this offering for working capital and other corporate purposes. See “Use of Proceeds.” However, our management will have significant discretion as to the use of the net proceeds to us from this offering and could spend the net proceeds in ways that do not improve our results of operations or enhance the trading price of our Class A Ordinary Shares. The net proceeds from this offering may be placed in investments that do not produce income or that lose value. You will not have the opportunity, as part of your investment decision, to assess whether proceeds are being used appropriately.

32

If we cease to qualify as a foreign private issuer, we would be required to comply fully with the reporting requirements of the Exchange Act applicable to U.S. domestic issuers, and we would incur significant additional legal, accounting and other expenses that we would not incur as a foreign private issuer.

We expect to qualify as a foreign private issuer upon the completion of this offering. As a foreign private issuer, we will be exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States domestic issuers, and we will not be required to disclose in our periodic reports all of the information that United States domestic issuers are required to disclose. While we currently expect to qualify as a foreign private issuer immediately following the completion of this offering, we may cease to qualify as a foreign private issuer in the future, in which case we would incur significant additional expenses that could have a material adverse effect on our results of operations.

As we are a foreign private issuer and are exempt from certain Nasdaq corporate governance standards applicable to U.S. issuers, you will have less protection than you would have if we were a domestic issuer.

Nasdaq listing rules require listed companies to have, among other things, a majority of its board members be independent. As a foreign private issuer, however, we are permitted to, and we may follow home country practice in lieu of the above requirements, or we may choose to comply with the above requirement within one year of listing. The corporate governance practice in our home country, the Cayman Islands, does not require a majority of our Board to consist of independent directors. Thus, although a director must act in the best interests of the Company, it is possible that fewer Board members will be exercising independent judgment and the level of Board oversight on the management of our company may decrease as a result. In addition, Nasdaq listing rules also require U.S. domestic issuers to have a compensation committee, a nominating/corporate governance committee composed entirely of independent directors, and an audit committee with a minimum of three members. We, as a foreign private issuer, are not subject to these requirements. Nasdaq listing rules may require shareholder approval for certain corporate matters, such as requiring that shareholders be given the opportunity to vote on all equity compensation plans and material revisions to those plans, certain ordinary share issuances. We intend to comply with the requirements of Nasdaq listing rules in determining whether shareholder approval is required on such matters and to appoint a nominating and corporate governance committee. We may, however, consider following home country practice in lieu of the requirements under Nasdaq listing rules with respect to certain corporate governance standards which may afford less protection to investors.

We are a “controlled company” as defined under the Nasdaq listing rules and, as a result, can rely on exemptions from certain corporate governance requirements that provide protection to shareholders.

We are a “controlled company” as defined under the Nasdaq listing rules because our founder, director and co-chief executive officer, Dr. Siaw Tung Yeng, will be the beneficial owner of an aggregate of              Class A Ordinary Shares and              Class B Ordinary Shares, which will represent approximately             % of our aggregate voting power upon the completion of this offering. As a result, we will remain a “controlled company” within the meaning of the Nasdaq Stock Market Rules and therefore we are eligible for certain exemptions from the corporate governance listing requirements of the Nasdaq. For so long as we remain a controlled company under this definition, we are permitted to elect to rely on certain exemptions from the Nasdaq corporate governance requirements, including the requirement that our director nominees be selected or recommended solely by independent directors, and that we have a nomination committee and a compensation committee that are composed entirely of independent directors with a written charter addressing the purposes and responsibilities of the committees. Although we currently do not intend to rely on the “controlled company” exemptions under the Nasdaq listing rules, we could elect to rely on these exemptions in the future, and as a result, you may not have the same protection afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq.

Although as a foreign private issuer we are exempt from certain corporate governance standards applicable to US issuers, if we cannot satisfy, or continue to satisfy, the initial listing requirements and other rules of the Nasdaq Capital Market, our securities may not be listed or may be delisted, which could negatively impact the price of our securities and your ability to sell them.

We will seek to have our securities approved for listing on the Nasdaq Capital Market upon consummation of this offering. We cannot assure you that we will be able to meet those initial listing requirements at that time. Even if our securities are listed on the Nasdaq Capital Market, we cannot assure you that our securities will continue to be listed on the Nasdaq Capital Market.

In addition, following this offering, in order to maintain our listing on the Nasdaq Capital Market, we will be required to comply with certain rules of the Nasdaq Capital Market, including those regarding minimum stockholders’ equity, minimum share price, minimum market value of publicly held shares, and various additional requirements. Even if we initially meet the listing requirements and other applicable rules of the Nasdaq Capital Market, we may not be able to continue to satisfy these requirements and applicable rules. If we are unable to satisfy the Nasdaq Capital Market criteria for maintaining our listing, our securities could be subject to delisting.

If the Nasdaq Capital Market does not list our securities, or subsequently delists our securities from trading, we could face significant consequences, including:

(a)	a limited availability for market quotations for our Class A Ordinary Shares;

(b)	reduced liquidity with respect to our Class A Ordinary Shares;

(c)	a determination that our Class A Ordinary Shares are “penny stock”, which will require brokers trading in our Class A Ordinary Shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our Class A Ordinary Shares;

(d)	a limited amount of news and analyst coverage; and

(e)	a decreased ability to issue additional securities or obtain additional financing in the future.

33

Our Board may decline to register transfers of Class A Ordinary Shares in certain circumstances.

Except in connection with the settlement of trades, transactions or transfers of Class A Ordinary Shares entered into through the facilities of a stock exchange or automated quotation system on which our Class A Ordinary Shares are listed or traded from time to time, our Board may, in its sole discretion, decline to register any transfer of any Ordinary Share which is not fully paid up or on which we have a lien. Our directors may also decline to register any transfer of any Ordinary Share unless (i) the instrument of transfer is lodged with us, accompanied by the certificate for the shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer; (ii) the instrument of transfer is in respect of only one class of shares; (iii) the instrument of transfer is properly stamped, if required; (iv) in the case of a transfer to joint holders, the number of joint holders to whom the share is to be transferred does not exceed four; (v) the shares transferred are free of any lien in favor of us; and (vi) a fee of such maximum sum as the Nasdaq Capital Market may determine to be payable, or such lesser sum as our Board may from time to time require, is paid to us in respect thereof.

If our directors refuse to register a transfer they shall, within two months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal. The registration of transfers may, after compliance with any notice required in accordance with the rules of the relevant stock exchange, be suspended and our register of members closed at such times and for such periods as our Board may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register of members closed for more than 30 days in any year.

This, however, is unlikely to affect market transactions of the Class A Ordinary Shares purchased by investors in the public offering. Once the Class A Ordinary Shares have been listed on the Nasdaq Capital Market, the legal title to such Class A Ordinary Shares and the registration details of those Class A Ordinary Shares in the Company’s register of members will remain with Depository Trust Company (“DTC”)/Cede & Co. All market transactions with respect to those Class A Ordinary Shares will then be carried out without the need for any kind of registration by the directors, as the market transactions will all be conducted through the “DTC” systems.

You may be unable to present proposals before annual general meetings or extraordinary general meetings not called by shareholders.

Cayman Islands law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. These rights, however, may be provided in a company’s articles of association. Our Articles of Association allow our shareholders holding shares which carry in aggregate not less than one-third of all votes attaching to the issued and outstanding shares of the Company entitled to vote at general meetings to requisition an extraordinary general meeting of our shareholders, in which case our board is obliged to convene an extraordinary general meeting and to put the resolutions so requisitioned to a vote at such meeting. Advance notice of not less than seven days is required for the convening of our annual general shareholders’ meeting (if any) and any other general meeting of our shareholders. A quorum required for a general meeting of shareholders consists of, at the time when the meeting proceeds to business, at least one shareholder present or by proxy, representing not less than one-third of all votes attaching to the issued and outstanding shares in the Company entitled to vote at such general meeting of the Company.

34

If we are classified as a passive foreign investment company, United States taxpayers who own our Class A Ordinary Shares may have adverse United States federal income tax consequences.

A non-U.S. corporation such as ourselves will be classified as a passive foreign investment company, which is known as a PFIC, for any taxable year if, for such year, either:

(a)	At least 75% of our gross income for the year is passive income; or

(b)	The average percentage of our assets (determined at the end of each quarter) during the taxable year which produce passive income or which are held for the production of passive income is at least 50%.

Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business), and gains from the disposition of passive assets.

Based on the current and projected composition of our income and assets (including the amount of cash we raise in this offering), and the expected value of our assets, including goodwill, which is based in part on the expected price of our Class A Ordinary Shares in the offering, we do not expect to be a PFIC for the current taxable year. However, because PFIC status is determined on an annual basis, and therefore our PFIC status for the current taxable year and any future taxable year will depend upon the future composition of our income and assets, there can be no assurance that we will not be a PFIC for any taxable year

If we are a PFIC for any taxable year (or portion thereof) during which a U.S. taxpayer holds Class A Ordinary Shares, we generally would continue to be treated as a PFIC with respect to that U.S. taxpayer for all succeeding years during which the U.S. taxpayer holds such Class A Ordinary Shares, even if we ceased to meet the threshold requirements for PFIC status. In such case, such a U.S. taxpayer generally will be subject to adverse U.S. federal income tax consequences, including (i) the treatment of all or a portion of any gain on disposition as ordinary income, (ii) the application of a deferred interest charge on such gain and the receipt of certain dividends and (iii) compliance with certain reporting requirements. We do not intend to provide the information that would enable investors to make a qualified electing fund election that could mitigate the adverse U.S. federal income tax consequences should we be a PFIC. You are urged to consult your tax advisor concerning the U.S. federal income tax consequences of owning and disposing of Class A Ordinary Shares if we are to become classified as a PFIC.

For a more detailed discussion of the application of the PFIC rules to us and the consequences to U.S. taxpayers if we were determined to be a PFIC, see “Taxation— United States Federal Income Tax Considerations.”

Our shareholders may be held liable for claims by third parties against us to the extent of distributions received by them upon redemption of their shares.

If we make a liquidating distribution, any distributions received by shareholders could be viewed as an unlawful payment if it was proved that immediately following the date on which the distribution was made, we were unable to pay our debts as they fall due in the ordinary course of business. As a result, a liquidator could seek to recover some or all amounts received by our shareholders. Furthermore, our directors may be viewed as having breached their fiduciary duties to us or our creditors and/or may have acted in bad faith, thereby exposing themselves and our company to claims, by paying public shareholders prior to addressing the claims of creditors.

We cannot assure you that claims will not be brought against us for these reasons. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or its share premium account, provided that in no circumstances may a dividend be paid out of the share premium account if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Our Company and any director or manager of the Company who knowingly and willfully authorizes or permits any distribution or dividend to be paid out of our share premium account while we were unable to pay our debts as they fall due in the ordinary course of business would commit an offense and may be liable to a fine of Cayman Islands dollars 15,000 and to imprisonment for five years in the Cayman Islands.

35

You may face difficulties in protecting your interests as a shareholder, as Cayman Islands law provides substantially less protection when compared to the laws of the United States and it may be difficult for a shareholder of ours to effect service of process or to enforce judgements obtained in the U.S. courts.

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our Memorandum and Articles of Association, as amended and by the Companies Act (As Revised) and common law of the Cayman Islands. The rights of shareholders to take legal action against our directors, officers and us, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law. Decisions of the English courts are generally of persuasive authority but are not binding on the courts of the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands has a different body of securities laws as compared to the United States, and provides significantly less protection to investors. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action before the U.S. federal courts. There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will generally recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits.

The courts of the Cayman Islands are unlikely (i) to recognize or enforce judgments of courts of the United States predicated upon the civil liability provisions of the federal securities laws of the United States or any state securities laws; and (ii) in original actions brought in the Cayman Islands, to impose liabilities predicated upon the civil liability provisions of the federal securities laws of the United States or any state securities laws, so far as the liabilities imposed by those provisions are penal in nature. In those circumstances, although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, the courts of the Cayman Islands will recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without retrial on the merits based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the sum for which judgment has been given provided certain conditions are met. For a foreign judgment to be enforced in the Cayman Islands, such judgment must be final and conclusive and for a liquidated sum, and must not be in respect of taxes or a fine or penalty, inconsistent with a Cayman Islands judgment in respect of the same matter, impeachable on the grounds of fraud or obtained in a manner, or be of a kind the enforcement of which is, contrary to natural justice or the public policy of the Cayman Islands (awards of punitive or multiple damages may well be held to be contrary to public policy). A Cayman Islands Court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

Currently, all of our operations are conducted outside the United States, and substantially all of our assets are located outside the United States. All of our directors and officers are nationals or residents of jurisdictions other than the United States and all or a substantial portion of their assets are located outside the United States. As a result, it may be difficult or impossible for a shareholder to bring an action against us or against these individuals outside of the United States, or to enforce against us or them judgments obtained in U.S. courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (other than the memorandum and articles of association, a list of the current directors of the company, the register of mortgages and charges and any special resolutions passed by our shareholders) or to obtain copies of lists of shareholders of these companies. Our directors are not required under our memorandum and articles of association to make our corporate records available for inspection by our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder resolution or to solicit proxies from other shareholders in connection with a proxy contest.

Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as the United States. To the extent we choose to follow home country practice with respect to corporate governance matters, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.

As a result of all of the above, our shareholders may have more difficulty in protecting their interests through actions against us or our officers, directors or major shareholders than would shareholders of a corporation incorporated in the United States. For a discussion of significant differences between the provisions of the Companies Act and the laws applicable to companies incorporated in a U.S. state and their shareholders, see “Description of Share Capital — Differences in Corporate Law.”

36

Special Note regarding Forward-Looking Statements

This prospectus contains forward-looking statements that reflect our current expectations and views of future events. The forward-looking statements are contained principally in the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” Known and unknown risks, uncertainties and other factors, including those listed under “Risk Factors,” may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

You can identify some of these forward-looking statements by words or phrases such as “aim,” “anticipate,” “believe,” “continue,” “estimate,” “expect,” “hope,” “intend,” “is/are likely to,” “may,” “plan,” “potential,” “predict,” “target,” “will,” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements relating to:

●	our ability to execute our strategies, manage growth and maintain our corporate culture;

●	our future business development, financial conditions and results of operations;

●	our expectations regarding demand for and market acceptance of our products and services;

●	our ability to successfully compete in the highly competitive markets;

●	our expectations regarding our relationships with service partners;

●	the safety, affordability, and convenience of our platform and our offerings;

●	our anticipated investments in new products and offerings, and the effect of these investments on our results of operations;

●	our ability to successfully enter into new geographies, expand our presence in countries in which we are limited by regulatory restrictions, and manage our international expansion;

●	our expected growth in the number of platform users, and our ability to promote our brand and attract and retain platform users;

●	anticipated technology trends and developments and our ability to address those trends and developments with our products and offerings;

●	our ability to identify, recruit, and retain skilled personnel, including key members of senior management;

●	our ability to maintain, protect, and enhance our intellectual property rights;

●	our ability to successfully acquire and integrate companies and assets;

●	changes in the need for capital and the availability of financing and capital to fund these needs;

●	our ability to prevent disturbance to our IT systems;

●	our ability to successfully defend litigation brought against us;

●	relevant government policies and regulations relating to our industry;

37

●	man-made or natural disasters, including war, acts of international or domestic terrorism, civil disturbances, occurrences of catastrophic events and acts of God such as floods, earthquakes, wildfires, typhoons and other adverse weather and natural conditions that affect our business or assets;

●	our ability to implement, maintain, and improve effective internal controls;

●	our anticipated uses of net proceeds from this offering; and

●	other matters beyond our control.

These forward-looking statements involve various risks and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, our expectations may later be found to be incorrect. Our actual results could be materially different from our expectations. Important risks and factors that could cause our actual results to be materially different from our expectations are generally set forth in “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business,” “Regulation” and other sections in this prospectus. You should read thoroughly this prospectus and the documents that we refer to with the understanding that our actual future results may be materially different from and worse than what we expect. We qualify all of our forward-looking statements by these cautionary statements.

This prospectus contains certain data and information that we obtained from various government and private publications. Statistical data in these publications also include projections based on a number of assumptions. The industries in which we operate may not grow at the rate projected by market data, or at all. Failure of those industries to grow at the projected rate may have a material and adverse effect on our business and the market price of the Class A Ordinary Shares. In addition, the rapidly evolving nature of this industry results in significant uncertainties for any projections or estimates relating to the growth prospects or future condition of our market. Furthermore, if any one or more of the assumptions underlying the market data are later found to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

The forward-looking statements made in this prospectus relate only to events or information as of the date on which the statements are made in this prospectus. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this prospectus and the documents that we refer to in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect.

38

Use of Proceeds

We estimate that we will receive net proceeds from this offering of approximately US$             million, or approximately US$             million if the underwriter exercises its option to purchase additional Class A Ordinary Shares in full, after deducting underwriting discounts and commissions and the estimated offering expenses payable by us. These estimates are based upon an assumed initial offering price of US$             per Class A Ordinary Share, the mid-point of the estimated range of the initial public offering price shown on the front cover page of this prospectus. Each US$1.00 increase (decrease) in the assumed initial public offering price of US$             per Class A Ordinary Share would increase (decrease) the net proceeds of this offering by US$             million, or approximately US$             million if the underwriter exercises its option to purchase additional Class A Ordinary Shares in full.

We plan to use the net proceeds of this offering as follows:

○	US$ million for product development to expand the functionality and value of our core technology platform;

○	US$ million for development and expansion of business and operations;

○	US$ million for potential merger and acquisitions although we have no commitments with respect to any such acquisitions at this time; and

○	US$ million for general corporate purposes, including working capital, operating expenses and capital expenditures.

The precise amounts and percentage of the net proceeds we would devote to particular categories of activity will depend on prevailing market and business conditions as well as particular opportunities that may arise from time to time. This foregoing expected use of the net proceeds from this offering represents our intentions based upon our current plans and business conditions, which could change in the future as our plans and business conditions evolve. The amounts and timing of our actual expenditures may vary significantly depending on numerous factors, including any unforeseen cash needs. Similarly, the priority of our prospective uses of the net proceeds will depend on business and market conditions as they develop. Accordingly, our management will have significant flexibility and broad discretion in applying the net proceeds of the offering. If an unforeseen event occurs or business conditions change, we may use the net proceeds of this offering differently than as described in this prospectus. See “Risk Factors — Risks Related to Our Class A Ordinary Shares and This Offering — Our Management Has Broad Discretion to Determine How to Use the Funds Raised in the Offering and May Use Them in Ways that May not Enhance our Results of Operations or the Price of Our Class A Ordinary Shares.”

Pending any use of proceeds described above, we plan to invest the net proceeds from this offering in short-term, interest-bearing, debt instruments or demand deposits.

Although we may use a portion of the net proceeds for the acquisition of, or investment in, companies, technologies, products or assets that complement our business, we have no present understandings, commitments or agreements to enter into any acquisitions or make any investments. We cannot assure you that we will make any acquisitions or investments in the future.

39

Dividend Policy

Our board of directors (“Board”) has discretion on whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by the Board. In either case, all dividends are subject to certain restrictions under Cayman Islands law, namely that our Company may only pay dividends out of profits or share premium, and provided always that, in no circumstances may a dividend be paid if this would result in our Company being unable to pay its debts as they fall due in the ordinary course of business. Even if we decide to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the Board may deem relevant.

We have not previously declared or paid any cash dividends and we do not have any present plan to pay any cash dividends on our Class A Ordinary Shares in the foreseeable future after this offering. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

40

Capitalization

The following table sets forth our capitalization as of June 30, 2022:

●	on an actual basis;

●	on a pro forma basis to give effect to the issuance and sale of Class A Ordinary Shares by us in this offering at an assumed initial public offering price of US$ per Class A Ordinary Share, the mid-point of the estimated range of the initial public offering price shown on the front cover of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

You should read this table together with our consolidated financial statements and the related notes included elsewhere in this prospectus and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of June 30, 2022
	Actual	Pro Forma
		(unaudited)
	(US$ thousands, except for share and per share data)
Cash and cash equivalents	10,243,088

Long-term borrowings:
Interest bearing loans	-
Total long-term borrowings	-
Shareholders’ equity/(deficit):
Class A Ordinary Shares (of nominal or par value of US$0.001 per share; 25,000,000 Class A Ordinary Shares authorized and 67,494 Class A Ordinary Shares issued and outstanding, actual; [●] Class A Ordinary Shares issued and outstanding, pro forma as of June 30, 2022, respectively)	67
Class B Ordinary Shares (of nominal or par value of US$0.001 per share; 25,000,000 Class B Ordinary Shares authorized and 48,313 Class B Ordinary Shares issued and outstanding, actual and pro forma as of June 30, 2022, respectively)	49
Additional paid-in capital(1)	14,482,926
Accumulated deficit	(5,939,641)
Accumulated other comprehensive loss	(107,272)
Total shareholders’ equity (1)	8,436,129
Total capitalization(1)	8,436,129

(1)	Each US$1.00 increase (decrease) in the assumed initial public offering price of US$ per Class A Ordinary Share, the mid-point of the estimated range of the initial public offering price shown on the front cover of this prospectus, would increase (decrease) each of additional paid-in capital, total shareholders’ equity and total capitalization by US$ million, assuming the number of Class A Ordinary Shares offered by us, as set forth on the front cover of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

The discussion and table above exclude exercise of any outstanding options pursuant to our share incentive plan after June 30, 2022. See “Management—2023 Employee Incentive Plan” for details of these awards.

41

Dilution

If you invest in our Class A Ordinary Shares, your interest will be diluted to the extent of the difference between the initial public offering price per Class A Ordinary Share and our net tangible book value per Class A Ordinary Share after this offering. Dilution results from the fact that the initial public offering price per Class A Ordinary Share is substantially in excess of the book value per Class A Ordinary Share attributable to the existing shareholders for our presently outstanding Class A Ordinary Share.

Our net tangible book value as of June 30, 2022 was US$             million, or US$             per Class A Ordinary Share as of that date. Net tangible book value represents the amount of our total consolidated tangible assets, less the amount of our total consolidated liabilities. Dilution is determined by subtracting net tangible book value per Class A Ordinary Share, after giving effect to the additional proceeds we will receive from this offering, from the assumed initial public offering price of US$             per Class A Ordinary Share, which is the mid-point of the estimated initial public offering price range set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

Without taking into account any other changes in net tangible book value after June 30, 2022, other than to give effect to our sale of the Class A Ordinary Shares offered in this offering at the assumed initial public offering price of US$             per Class A Ordinary Share, the mid-point of the estimated range of the initial public offering price, after deduction of the underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of June 30, 2022 would have been US$             million, or US$             per Class A Ordinary Share. This represents an immediate increase in net tangible book value of US$             per Class A Ordinary Share to the existing shareholders and an immediate dilution in net tangible book value of US$             per Class A Ordinary Share to investors purchasing Class A Ordinary Shares in this offering. The following table illustrates such dilution:

Per Class A Ordinary Share
Assumed initial public offering price	US$
Net tangible book value as of June 30, 2022	US$
Pro forma net tangible book value after giving effect to
Amount of dilution in net tangible book value to new investors in this offering	US$

Each US$1.00 increase (decrease) in the assumed public offering price of US$             per Class A Ordinary Share would increase (decrease) our pro forma as adjusted net tangible book value after giving effect to this offering by US$             million, the pro forma as adjusted net tangible book value per Class A Ordinary Share after giving effect to this offering by US$             per Class A Ordinary Share and the dilution in pro forma as adjusted net tangible book value per Class A Ordinary Share to new investors in this offering by US$             per Class A Ordinary Share, assuming no change to the number of Class A Ordinary Shares offered by us as set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and other offering expenses.

The following table summarizes, on a pro forma as adjusted basis as of June 30, 2022, the differences between existing shareholders and the new investors with respect to the number of Class A Ordinary Shares purchased from us, the total consideration paid and the average price per Class A Ordinary Share paid before deducting the underwriting discounts and commissions and estimated offering expenses. The total number of Class A Ordinary Shares does not include Class A Ordinary Shares issuable upon the exercise of the over-allotment option granted to the underwriter.

	Class A Ordinary Shares Purchased			Total Consideration			Average Price Per Class A Ordinary
	Number	Percent		Amount	Percent		Share
Existing shareholders			%	US$		%	US$
New investors			%	US$		%	US$
Total		100%		US$	100%

The pro forma as adjusted information discussed above is illustrative only. Our net tangible book value following the completion of this offering is subject to adjustment based on the actual initial public offering price of our Class A Ordinary Shares and other terms of this offering determined at pricing.

The discussion and tables above assume no exercise of any outstanding share options outstanding as of the date of this prospectus. As of the date of this prospectus, there are              Class A Ordinary Shares issuable upon exercise of outstanding share options at a nominal exercise price. To the extent that any of these options are exercised, there will be further dilution to new investors.

42

Enforceability of Civil Liabilities

We are incorporated under the laws of the Cayman Islands as an exempted company with limited liability. We are incorporated in the Cayman Islands to take advantage of certain benefits associated with being a Cayman Islands exempted company, such as:

●	political and economic stability;

●	an effective judicial system;

●	a favorable tax system;

●	the absence of exchange control or currency restrictions; and

●	the availability of professional and support services.

However, certain disadvantages accompany incorporation in the Cayman Islands. These disadvantages include, but are not limited to:

●	the Cayman Islands has a less developed body of securities laws as compared to the United States and these securities laws provide significantly less protection to investors as compared to the United States; and

●	Cayman Islands companies may not have standing to sue before the federal courts of the United States.

Our constituent documents do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, between us, our officers, directors and shareholders, be arbitrated.

Substantially all of our operations are conducted in Singapore, and substantially all of our assets are located in Singapore. A majority of our directors and officers are nationals or residents of jurisdictions other than the United States and most of their assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these individuals, or to bring an action against us or these individuals in the United States, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States. See “Risk Factors – Risks Related to Our Class A Ordinary Shares and This Offering – You may face difficulties in protecting your interests as a shareholder, as Cayman Islands law provides substantially less protection when compared to the laws of the United States and it may be difficult for a shareholder of ours to effect service of process or to enforce judgements obtained in the U.S. courts.”

We have appointed             , located at             , as our agent upon whom process may be served in any action brought against us under the securities laws of the United States.

Cayman Islands

Harney Westwood & Riegels Singapore LLP, our counsel as to Cayman Islands law, has advised us that there is uncertainty as to whether the courts of the Cayman Islands will allow shareholders of our company to originate actions in the Cayman Islands based upon securities laws of the United States. In addition, there is uncertainty regarding Cayman Islands law related to whether a judgment obtained from the U.S. courts under civil liability provisions of U.S. securities laws will be determined by the courts of the Cayman Islands as penal or punitive in nature. If such a determination is made, the courts of the Cayman Islands will not recognize or enforce the judgment against a Cayman Islands company, such as our company. As the courts of the Cayman Islands have yet to rule on making such a determination in relation to judgments obtained from U.S. courts under civil liability provisions of U.S. securities laws, it is uncertain whether such judgments would be enforceable in the Cayman Islands. We have been further advised that although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, a final and conclusive monetary judgment for a definite sum obtained in such jurisdiction will be recognized and enforced in the courts of the Cayman Islands at common law, without any re-examination of the merits of the underlying dispute, by an action commenced on the foreign judgment debt in the Grand Court of the Cayman Islands, provided that:

(a) the foreign court had jurisdiction in the matter and the Company either submitted to such jurisdiction or was resident or carrying on business within such jurisdiction and was duly served with process;

43

(b) the judgment given by the foreign court was not in respect of penalties, fines, taxes or similar fiscal or revenue obligations;

(c) in obtaining judgment there was no fraud on the part of the person in whose favor judgment was given or on the part of the foreign court;

(d) recognition or enforcement in the Cayman Islands would not be contrary to public policy; and

(e) the proceedings pursuant to which judgment was obtained were not contrary to the principles of natural justice.

Singapore

There is uncertainty as to whether the courts of Singapore would (i) recognize or enforce judgments of United States courts obtained against us or our Directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States or (ii) entertain original actions brought in Singapore against us or our directors or officers predicated upon the securities laws of the United States.

In making a determination as to enforceability of a judgment of the courts of the United States, and subject to the Singapore courts having jurisdiction over the judgment debtor, the Singapore courts would have regard to whether the judgment was final and conclusive and on the merits of the case, given by a court of law of competent jurisdiction, and was expressed to be for a fixed sum of money. In general, an in personam foreign judgment that is final and conclusive (that is, in general, a judgment that makes a final determination of rights between the parties and cannot be re-opened or altered by the court that delivered it, or be overridden by another body not being an appellate or supervisory body, although it may be subject to an appeal), given by a competent court of law having jurisdiction over the parties subject to such judgment, and for a fixed and ascertainable sum of money, may be enforceable as a debt in the Singapore courts under common law unless procured by fraud, or the proceedings in which such judgments were obtained were not conducted in accordance with principles of natural justice, or the enforcement thereof would be contrary to fundamental public policy, or if the judgment would conflict with earlier judgment(s) from Singapore or earlier foreign judgment(s) recognized in Singapore, or if the judgment would amount to the direct or indirect enforcement of foreign penal, revenue or other public laws (save where any such component of the judgment can be duly severed from the rest of the judgment sought to be enforced). Civil liability provisions of the federal and state securities law of the United States permit the award of punitive damages against us, our Directors and officers. Singapore courts would not recognize or enforce judgments against us, our Directors and officers to the extent that doing so would amount to the direct or indirect enforcement of foreign penal, revenue or other public laws. It is uncertain as to whether a judgment of the courts of the United States under civil liability provisions of the federal securities law of the United States would be regarded by the Singapore courts as being pursuant to foreign penal, revenue or other public laws. Such a determination has yet to be made by a Singapore court in a reported decision.

44

Corporate History and Structure

Corporate History

Our Group’s history began in 2016 when we were founded by Dr. Siaw Tung Yeng and Dr. Teoh Pui Pui along with a group of doctors in Singapore with considerable experience in healthcare, government policy and IT. We launched our MaNaDr mobile application in October 2016 and our website in January 2019. As at May 2023, our MaNaDr mobile application and website have a global reach and we had active users from more than 14 various jurisdictions across the world, including Singapore, Vietnam, Malaysia, Australia, India and the Philippines. As at December 31, 2022, we had onboarded more than 500 Singapore clinics and more than 1000 medical professionals comprising GPs, specialized and allied health providers. We had also recorded more than 100,000 teleconsultation requests in May 2023. As at December 31, 2022, we had more than 430,000 registered users on our MaNaDr platform, having grown from a handful of registered users since our inception in 2016.

Our Company was incorporated in the Cayman Islands on July 28, 2016, under the Companies Act as an exempted company with limited liability. Our authorized share capital is US$50,000 divided into 25,000,000 Class A Ordinary Shares and 25,000,000 Class B Ordinary Shares, with par value of US$0.001 each.

Corporate Structure

The following diagram illustrates our corporate structure, including our principal subsidiaries:

45

Key Milestones

The table below sets forth the key development milestones in our Group’s history.

Year	Milestones

2009	Our Group was founded

2016	Launched our MaNaDr mobile application

2018 to 2019	Our Group first expanded our operations overseas, in Australia followed by Cambodia in year 2019

2019	●	Launched our MaNaDr website
	●	Our Group was awarded the Data Protection Trustmark (DPTM) by the Infocomm Media Development Authority of Singapore (IMDA)

2020	●	Launched our MaNaShop online e-commerce platform to sell a diversified range of curated healthcare and wellness products

	●	Awarded government contracts by the Ministry of Manpower in 2020 for the provision of telehealth solutions to foreign migrant workers and patients under the COVID-19 home recovery program

2021	We launched MaNaCare, to provide comprehensive corporate healthcare and wellness services to our corporate customers

2022	We successfully raised S$13.2 million through our Series A funding, led by ICHAM Master Fund VCC – ICH Gemini Global Fund

2022	We received a Certificate of Appreciation by the Singapore Ministry of Manpower for our services rendered during the COVID-19 pandemic.

2023	●	We were awarded The President’s Certificate of Commendation (COVID-19) for our services rendered during the COVID-19 pandemic.
	●	We received a Certificate of Conformance demonstrating our conformance to the requirements of the Cyber Security Agency of Singapore (CSA) Cyber Security Certification Cyber Essentials mark
	●	Our subsidiary in Vietnam was established.

46

Selected Consolidated Financial And Other Data

The following selected consolidated financial data for the years ended June 30, 2022 and 2021 have been derived from our audited consolidated financial statements, and the financial data for the six months ended December 31, 2022 and 2021 have been derived from our unaudited interim financial statements included elsewhere in this prospectus. The selected financial data set forth below should be read in conjunction with, and are qualified by reference to “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and notes thereto included elsewhere in this prospectus. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. Our historical results do not necessarily indicate results expected for any future period.

UNAUDITED CONDENSED INTERIM CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE LOSS

	For the Six Months Ended December 31,2022	For the Six Months Ended December 31,2021
	USD (Unaudited)	USD (Unaudited)

Total revenue	2,988,188	2,777,817
Gross profit	379,623	773,134
Total operating expenses	(1,700,540)	(691,825)
(Loss) Income from operations	(1,320,917)	81,309
Total other income, net	30,852	49,280
Income tax expense	-	(549)
NET (LOSS) INCOME	(1,290,065)	130,040
Foreign currency translation adjustment, net of income tax	250,487	81,419
Comprehensive (loss) income	(1,039,578)	211,459
Weighted average number of ordinary shares - Basic and diluted	115,807	80,521
NET (LOSS) INCOME PER SHARE – BASIC AND DILUTED	(11.14)	1.61

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE LOSS

	For the year ended June 30, 2022	For the year ended June 30, 2021
	USD	USD

Total revenue	6,988,849	2,583,189
Gross profit	1,935,106	549,138
Total operating expenses	(1,741,444)	(1,188,626)
Income (Loss) from operations	193,662	(639,488)
Total other income, net	64,810	19,736
Income tax (expense) benefit	(165,775)	67
NET INCOME (LOSS)	92,697	(619,685)
Foreign currency translation adjustment, net of income tax	(114,433)	1,346
Comprehensive loss	(21,736)	(618,339)
Weighted average number of ordinary shares - Basic and diluted	86,402	80,521
NET INCOME (LOSS) PER SHARE – BASIC AND DILUTED	1.07	(7.70)

SUMMARY CONSOLIDATED BALANCE SHEETS

	December 31, 2022	June 30, 2022	June 30, 2021
	USD	USD	USD
	Unaudited
Cash and cash equivalents	9,788,652	10,243,088	163,180
Total current assets	10,286,076	10,541,603	617,231
Property and equipment, net	136,640	34,350	53,843
Total non-current assets	414,953	214,021	315,542
Total assets	10,701,029	10,775,624	932,773
Total current liabilities	2,071,046	1,269,252	653,417
Total non-current liabilities	1,233,432	1,050,243	6,304,452
Total liabilities	3,304,478	2,319,495	6,957,869
Total shareholders’ equity	7,396,551	8,436,129	(6,025,096)

47

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the information presented in “Selected Consolidated Financial and Other Data” and our historical consolidated financial statements and the related notes included elsewhere in this prospectus. In addition to historical information, the following discussion contains forward-looking statements, such as statements regarding our expectation for future performance, liquidity and capital resources, that involve risks, uncertainties and assumptions that could cause actual results to differ materially from our expectations. Our actual results may differ materially from those contained in or implied by any forward-looking statements. Factors that could cause such differences include those identified below and those described in “Special Note Regarding Forward-Looking Statements,” “Risk Factors” and elsewhere in this prospectus. We assume no obligation to update any of these forward-looking statements.

Overview

We are a leading telehealth solutions provider in Singapore in terms of various matrices, such as the number of patient consultations per day and the ranking of our mobile application. We focus on delivering superior in-app experiences to both our healthcare providers and patients. We have the largest number of teleconsultations per day in the six months ended May 2023, and are amongst the fastest-growing telehealth solutions providers in Singapore, according to the industry market research by Frost & Sullivan.

We enable and empower healthcare professionals to focus on the delivery of care to their patients through our unified, hybrid and AI-enabled care platform, developed by our founders who collectively have over 30 years of healthcare and medical informatics experiences. We are passionate about solving global healthcare challenges, and concentrate our efforts to provide simple, easy-to-understand, affordable and accessible healthcare solutions regionally.

Key Factors that Affect Operating Results

We believe the key factors affecting our financial condition and results of operations include the following:

Our ability to maintain users’ trust.

Our ability to maintain users’ trust in the services and product offerings on our MaNaDr platform is primarily affected by the following factors:

●	our ability to maintain superior user experience and the quality of services and products provided through our ecosystem;
●	the breadth of offerings of our services and products and their efficacy in addressing our users’ needs and meeting their expectations;
●	the reliability, security and functionality of our ecosystem;
●	our ability to adopt new technologies or adapt our technology infrastructure to changing user requirements or emerging industry standards;
●	the strength of our consumer protection measures; and
●	our ability to increase brand awareness among existing and potential users through various marketing and promotional activities.

Our ability to manage the growth of our business and operations or implement our business strategies on schedule or within our budget.

Our business has become increasingly complex in terms of both the type and scale of business we operate. Our ability to successfully execute our plans, including product development roll-out, marketing and branding, obtaining and continued compliance with relevant regulatory laws, regulations and requirements in Singapore and other jurisdictions where we may operate will significantly impact our financial results and conditions.

48

Our ability to price our products and services or manage our cost effectively.

We are subject to risks of rising business costs due to, amongst others, tight labor market conditions for talents. Depending on our ability to price and manage our costs of operations, our margins may be subject to changes going forward.

Fluctuations in exchange rates.

We operate mainly in multiple markets, which exposes us to the effects of fluctuations in currency exchange rates as we report our financials and key operational metrics in USD. In the event that such fluctuations in the relevant foreign currency are substantial, and we are unable to pass on our costs to users, our earnings, financial position and results of operations may be materially and adversely affected.

Number of MAU and MPU.

MAU by age group and MPU by age group are the key metrics used by us. MAU by age group refers to the count of users with specific age segments who have engaged with a product and service within a given month. This metric is used by us to understand the distribution of user engagement across different age categories and to customize the strategies accordingly. It provides insights into the popularity of a product among different age segments, aiding in the assessment of user engagement trends and potential growth opportunities. By understanding which age groups are most active, we can customize the marketing campaigns, user experiences, and product features to better cater to the preferences and needs of specific age cohorts. The formula for calculating MAU by age group involves identifying users within each age category who have interacted with the product or service in a given month. The steps involved are as follow:

(1) Divide the users into different age groups.

(2) For each age group, count the number of users who have engaged with the product and service within the past month.

(3) Sum up the user counts from each age group to get the total MAU by age group.

MPU by age group provides valuable insights into the spending behavior and preferences of different age segments. We use this information to optimize the pricing strategies, tailor marketing efforts, and develop products or features that resonate with specific age groups. Understanding which age categories contribute the most to revenue allows us to allocate resources effectively and prioritize customer retention strategies. The formula for calculating MPU by age group involves identifying users within each age category who have made payments or transactions within a given month. The steps involved are similar to those for MAU:

(1) Divide the users into different age groups.

(2) For each age group, count the number of users who have made payments or transactions within the past month. (3) Sum up the user counts from each age group to get the total MPU by age group.

Discussion of Consolidated Results of Operations for Six months ended December 31, 2022 and 2021

The following table sets forth our summarized consolidated statement of operations data for the six months ended December 31, 2022 and 2021, and the dollar amount and percentage of change between the respective periods:

	Six Months Ended December 31,
	2022	2021
	USD (Unaudited)	USD (Unaudited)	Variance	% Change
Revenue	$2,988,188	$2,777,817	$210,371	7.6
Costs of revenue	(2,608,565)	(2,004,683)	(603,882)	30.1
Gross Profit	379,623	773,134	(393,511)	(50.9)

Operating expenses:
Salaries and benefits	1,048,824	430,943	617,881	143.4
Depreciation and amortisation	44,793	38,487	6,306	16.4
Selling, general and administrative expenses	606,923	222,395	384,528	172.9
Total operating expenses	1,700,540	691,825	1,008,715	145.8
Other income:
Other income, net	30,852	49,280	(18,428)	(37.4)
Total other income, net	30,852	49,280	(18,428)	(37.4)

(Loss) Income before income tax expense	(1,290,065)	130,589	(1,420,654)	(1,087.9)
Income tax expense	-	(549)	549	(100.0)
Net (loss) income	(1,290,065)	130,040	(1,420,105)	(1,092.1)

Foreign currency translation adjustment, net of income tax	250,487	81,419	169,068	207.7
Comprehensive (loss) income	(1,039,578)	211,459	(1,251,037)	(591.6)

49

Revenue

Our revenues are derived mainly from the provision of telemedicine services, sale of medicine and medical devices. Our revenue increased by $0.2 million, from $2.8 million during the six months ended December 31, 2021 to $3.0 million for the six months ended December 31, 2022. The increase in revenue was driven mainly by the increase in revenue derived from our telemedicine services, which rose by $0.2 million from $2.3 million during the six months ended December 31, 2021, to $2.5 million during the six months ended December 31, 2022.

The following table summarized our revenue breakdowns in terms of categories for the six months ended December 31, 2022 and 2021:

	Six Months Ended December 31,
	2022		2021
	USD (Unaudited)	Percentage	USD (Unaudited)	Percentage	% Change
Telemedicine - Private sector	2,363,589	79.1%	465,350	16.7%	407.9
Telemedicine - Public sector	119,017	4.0	1,882,282	67.8	-93.7
Telemedicine - sub-total	2,482,606	83.1	2,347,632	84.5	5.7
Sale of medicine and medical devices	505,582	16.9	430,185	15.5	17.5

Total revenue	2,988,188	100.0	2,777,817	100.0	7.6

Telemedicine

Our telemedicine revenues were derived from both private sector and public sector.

	Six Months Ended December 31, 2022	Six Months Ended December 31, 2021	% Change
Number of registered users	91,000	25,000	264.0
Number of private telemedicine transactions	358,000	59,000	506.8
Number of public telemedicine transactions	5,000	51,000	-90.2
Total telemedicine transactions	363,000	110,000	230.0

50

Telemedicine revenue derived from public sector represents revenue generated from contracts with the relevant authorities and departments of the Singapore government. The decrease in revenue from the public sector was primarily driven by the lower patient volumes infected with COVID-19 who were using our telemedicine services through the relevant authorities and departments. As the COVID-19 infection numbers fell over the periods, the demand for COVID-19 related telemedicine services had fallen from about 51,000 cases for the six months ended December 31, 2021 to about 5,000 cases for the six months ended December 31, 2022.

Despite the drop in the telemedicine revenue derived from public sector, we manage to convert patients who have used our services through the relevant Singapore authorities and departments to continue using our services through our MaNaDr platform.

As a result, telemedicine revenue derived from private sector increased to $2.4 million for the six months ended December 31, 2022, as compared to $0.5 million for the six months ended December 31, 2021. This more than offsets the decrease in telemedicine revenue derived from public sector, resulting in an overall increase in revenue from our telemedicine segment. The number of private telemedicine transactions on our MaNaDr platform increased by about 506.8% when compared with the six months ended December 31, 2021. The increase was primarily attributable to the increase in the number of users as well as the higher usage rate per user in our MaNaDr platform.

With the stable global and local COVID-19 situation, Singapore’s multi-ministry taskforce had announced that from February 13, 2023, Singapore will lower its Disease Outbreak Response System Condition level from Yellow to Green. As a result, we expect telemedicine revenue from the public sector to continue to decline and will not report the split between telemedicine revenue from the public sector and the private sector going forward.

Sale of medicine and medical devices

The revenue increased to $0.5 million for the six months ended December 31, 2022 due mainly to an increase in sale of medicine product and contributions from the clinic.

Cost of revenue

Cost of revenue increased by $0.6 million for the six months ended December 31, 2022. The increase was mainly due to an increase in healthcare provider and medicine costs, resulting in a lower gross margin when compared to the six months ended December 31, 2021.

Salaries and benefits

Salaries and benefits were approximately $1.0 million for the six months ended December 31, 2022, as compared to approximately $0.4 million for the six months ended December 31, 2021, representing an increase of approximately $0.6 million, or 143.4%. The increase was mainly due to the increase in staffing from 46 for as at December 31, 2021 to 73 as at December 31, 2022 to support our increased needs in staffing for our operations, software development, and business development departments.

Depreciation and amortization

Depreciation and amortization expenses remained stable at approximately $45,000 and $38,000 for the six months ended December 31, 2022 and 2021 respectively.

Selling, general and administrative expenses

Selling, general and administrative expenses increased by $0.4 million, which was mainly due to the increase in IPO-related professional fees and software subscriptions and maintenance costs.

51

Other income, net

Other income, net remained stable at approximately $31,000 and $49,000 for the six months ended December 31, 2022 and 2021 respectively.

Income tax expense

We did not incur any income tax expense for the six months ended December 31, 2022 as we incurred a loss before income tax of $1.3 million.

Net (loss) income

As a result of the foregoing, we incurred a net loss of $1.3 million for the six months ended December 31, 2022 as compared to a net income of $0.1 million for the six months ended December 31, 2021.

Discussion of Consolidated Results of Operations for Years ended June 30, 2022 and 2021

The following table sets forth our summarized consolidated statement of operations data for the years ended June 30, 2022 and 2021 and the dollar and percentage change between the respective periods:

	Year Ended June 30,
	2022	2021
	USD	USD	Variance	% Change
Revenue	$6,988,849	$2,583,189	$4,405,660	170.6
Costs of revenue	(5,053,743)	(2,034,051)	(3,019,692)	148.5
Gross Profit	1,935,106	549,138	1,385,968	252.4

Operating expenses:
Salaries and benefits	1,038,877	777,316	261,561	33.6
Depreciation and amortisation	87,094	41,761	45,333	108.6
Selling, general and administrative expenses	615,473	369,549	245,924	66.5
Total operating expenses	1,741,444	1,188,626	552,818	46.5
Other income (loss):
Government incentives	2,357	51,972	(49,615)	(95.5)
Other income (loss), net	62,453	(32,222)	94,675	293.8
Interest expenses	-	(14)	14	100.0
Total other income, net	64,810	19,736	45,074	228.4

Income (Loss) before income tax expense	258,472	(619,752)	878,224	141.7
Income tax (expense) benefit	(165,775)	67	(165,842)	247,525.4
Net income (loss)	92,697	(619,685)	712,382	115.0

Foreign currency translation adjustment, net of income tax	(114,433)	1,346	(115,779)	(8,601.7)
Comprehensive loss	(21,736)	(618,339)	596,603	(96.5)

52

Revenue

Our revenue increased by 171% to $7.0 million for financial year ended June 30, 2022, as compared to $2.6 million for financial year ended June 30, 2021.

The $4.4 million increase in our revenue between financial year ended June 30, 2022 and 2021 was mainly due to the increased revenue contribution of $4.5 million from our telemedicine segment, offset by reduction in sale of medicine and medical devices revenue of $0.1 million.

The following table summarized our revenue breakdowns for the financial year ended June 30, 2022 and 2021:

	Year Ended June 30,
	2022		2021
	USD	Percentage	USD	Percentage	% Change
Telemedicine - Private sector	$1,509,843	21.6%	$543,501	21.0%	177.8
Telemedicine - Public sector	4,615,595	66.0	1,112,106	43.1	315.0
Telemedicine - sub-total	6,125,438	87.6	1,655,607	64.1	270.0
Sale of medicine and medical devices	863,411	12.4	927,582	35.9	(6.9)

Total revenue	6,988,849	100.0	2,583,189	100.0	170.6

Telemedicine

The increase in telemedicine revenue was driven by revenue contribution from both the private sector and the public sector.

	Financial Year Ended June 30, 2022	Financial Year Ended June 30, 2021	% Change
Number of registered users	69,000	30,000	130.0
Number of private telemedicine transactions	176,000	57,000	208.8
Number of public telemedicine transactions	113,000	37,000	205.4
Total telemedicine transactions	289,000	94,000	207.4

53

The increase in telemedicine revenue from public sector increased by $3.5 million to $4.6 million for the financial year ended June 30, 2022, driven mainly by higher patient volumes served through our contracts with the relevant Singapore health agencies. The emergence of Omicron variant at the end of 2021 caused a surge in infections in Singapore, resulting in higher patient volumes. With the infection numbers had continued to increase over the periods, the demand for COVID-19 telemedicine services had increased from about 37,000 cases for the financial year ended June 30, 2021 to about 113,000 cases for the financial year ended June 30, 2022.

Telemedicine revenue from private sector increased by $1.0 million to $1.5 million for the financial year ended June 30, 2022.

The increase was mainly due to an increase in the number of telemedicine transactions from about 57,000 cases for the financial year ended June 30, 2021 to about 176,000 cases for the financial year ended June 30, 2022. Such increase was primarily attributable to the increase in number of users from about 278,000 for the financial year ended June 30, 2021 to about 346,000 for the financial year ended June 30, 2022 as well as the higher usage rate per user in our MaNaDr platform.

Sale of medicine and medical devices

Revenues derived from sale of medicine and medical devices decreased by about $0.1 million due mainly to lower medicine product sales, offset by an increase in revenue contribution from in-app medicine sales.

Cost of revenue

Cost of revenue increased by $3.1 million driven mainly by increases in healthcare provider and medicine costs in line with the increases in number of telemedicine services provided through our MaNaDr platform and our government contracts. We managed to deliver higher number of telemedicine services through our MaNaDr platform whilst controlling our healthcare provider costs, resulting in higher gross profit and gross profit margins.

Salaries and benefits

Salaries and benefits were about $1.0 million for the financial year ended June 30, 2022, as compared to about $0.8 million for the financial year ended June 30, 2021. The increase was mainly due to the increase in staffing from 36 as at June 30, 2021 to 57 as at June 30, 2022 to support our increased needs in staffing for our operations, software development, business development departments.

Depreciation and amortization expenses

Depreciation and amortization expenses increased to about $0.1 million for the financial year ended June 30, 2022. The increase was due mainly to the increase in the amortization of software intangible assets arising from the capitalisation of some features costs incurred in enhancing MaNaDr mobile application.

Selling, general and administrative expenses

Selling, general and administrative expenses increased by $0.2 million to $0.6 million for the financial year ended June 30, 2022. The increase was mainly due to the increase in professional fees incurred.

54

Other income, net

Other income, net increased by approximately $45,000 to $65,000 for the financial year ended June 30, 2022. The increase was mainly due to the write-back of expenses incurred previously.

Income tax (expense) benefit

Income tax expense was higher at about $0.2 million for the financial year ended June 30, 2022 as we were not able to offset losses by certain of our subsidiaries with profits earned by the other subsidiary.

Net income (loss)

As a result of the foregoing, we reversed our net loss of $0.6 million and registered a net income of about $0.1 million for the financial year ended June 30, 2022.

Liquidity and Capital Resources

Since inception, we have financed our operations primarily through proceeds received from shareholder loan (see the section headed “Index to Consolidated Financial Statements” in the prospectus for further details), sales of equity securities and payments received from our customers. As of December 31, 2022, our principal sources of liquidity were cash and cash equivalents of approximately $9.8 million.

We believe that our existing sources of liquidity, along with cash expected to be generated from sales and services, will be sufficient to fund our operations, anticipated capital expenditures, working capital and other financing requirements for at least the next twelve months from the issuance of the financial statements included elsewhere in this prospectus. In the event we are unable to achieve profitable operations in the near term, we may require additional equity and/or debt financing; however, we cannot provide assurance that such financing will be available to us on favorable terms, or at all. See the section headed “Risk Factors – Risks Related to Our Business and Industry – We May Need Additional Capital but May Not Be Able to Obtain Such on Favorable Terms or at All” in the prospectus for further details.

Our primary uses of cash have been used in the furtherance of growing our business, development of operations, establishing our staffing and investment in our technology platform. The following trends are reasonably likely to result in a material decrease in our liquidity over the near to long term:

●	A substantial increase in working capital requirements to finance our operations;
●	Addition of administrative and professional personnel as our business continues to grow;
●	The cost of being a public company; and
●	Payments for seeking and securing quality staffing personnel.

55

The following table presents a summary of our cash flow activity for the periods set forth below:

	Year Ended June 30,		Six Months Ended December 31,
	2022	2021	2022	2021
	USD	USD	USD (Unaudited)	USD (Unaudited)
Consolidated Statements of Cash Flows Data:
Net cash provided by (used in) operating activities	$975,656	$(639,750)	$(703,087)	$(461,591)
Net cash used in investing activities	(15,211)	(5,096)	(125,264)	(25,304)
Net cash provided by financing activities	9,233,896	521,961	123,428	318,532
Total	10,194,341	(122,885)	(704,923)	(168,363)

Cash Flow Activities for the Six Months Ended December 31, 2022 and 2021

Net Cash Provided by Operating Activities

For the six months ended December 31, 2022, cash used in operating activities was approximately $0.7 million. This consisted of net loss of approximately $1.3 million, adjusted for non-cash items of approximately $0.1 million and net changes in operating assets and liabilities of approximately $0.5 million. Non-cash items primarily consisted of depreciation and amortization expense of approximately $0.1 million. The net changes in operating assets and liabilities were primarily driven by an increase of approximately $0.8 million in accounts payable, partially offset by the increase of approximately $0.1 million in other current assets, an increase of approximately $0.1 million in inventories and the decrease in income taxes payable of approximately $0.1 million.

For the six months ended December 31, 2021, cash used in operating activities was approximately $0.4 million. This consisted of net income of approximately $0.1 million, adjusted for non-cash items of approximately $42,000 and net changes in operating assets and liabilities of approximately $0.6 million. Non-cash items primarily consisted of depreciation and amortization expense of approximately $42,000. The net changes in operating assets and liabilities were primarily driven by a decrease of approximately $0.8 million in accruals and other current liabilities in support of our operational expansion, partially offset by an increase of approximately $0.2 million in accounts payable.

Net Cash Used in Investing Activities

Cash used in investing activities was approximately $0.1 million for the six months ended December 31, 2022, which primarily consisted of purchase of plant and equipment.

Cash used in investing activities was approximately $25,000 for the six months ended December 31, 2021, which primarily consisted of additions in intangible assets.

Net Cash Provided by Financing Activities

Cash provided by financing activities for the six months ended December 31, 2022 was approximately $0.1 million, which consisted of advances from our director amounting to approximately $0.1 million.

Cash provided by financing activities for the six months ended December 31, 2021 was approximately $0.3 million, which primarily consisted of advances from our director amounting to approximately $0.3 million.

56

Cash Flow Activities for the Years Ended June 30, 2022 and 2021

Net Cash Provided by (used in) Operating Activities

For the year ended June 30, 2022, cash provided by operating activities was approximately $1.0 million. This consisted of net income of approximately $0.1 million, adjusted for non-cash items of approximately $0.1 million and net changes in operating assets and liabilities of approximately $0.8 million. Non-cash items primarily consisted of depreciation and amortization expense of approximately $0.1 million. The net changes in operating assets and liabilities were primarily driven by a decrease of approximately $0.1 million in accounts receivable due to timing of collections, an increase of approximately $0.3 million in accounts payable, an increase of $0.3 million in accruals and other current liabilities and an increase of approximately $0.1 million in income taxes payable.

For the year ended June 30, 2021, cash used in operating activities was approximately $0.6 million. This consisted of net loss of approximately $0.6 million, adjusted for non-cash items of approximately $0.1 million and net changes in operating assets and liabilities of approximately $0.1 million. Non-cash items primarily consisted of depreciation and amortization expense of approximately $0.1 million. The net changes in operating assets and liabilities were primarily driven by an increase of approximately $0.1 million in accounts receivable due to timing of collections.

Net Cash Used in Investing Activities

Cash used in investing activities was approximately $15,000 for the year ended June 30, 2022, which primarily consisted of purchase of property and equipment.

Cash used in investing activities was approximately $5,000 for the year ended June 30, 2021, which primarily consisted of approximately $5,000 in the purchases of property and equipment.

Net Cash Provided by Financing Activities

Cash provided by financing activities for the year ended June 30, 2022 was approximately $9.2 million, which primarily consisted of approximately $9.7 million of proceeds from the sale of our Class A Ordinary Shares, and partially offset by repayments on advances due to our director of approximately $0.5 million.

Cash provided by financing activities for the year ended June 30, 2021 was approximately $0.5 million, which primarily consisted of advances from our director amounting to approximately $0.7 million, and partially offset by repayment to directors of approximately $0.1 million.

Commitments and Contingencies

The following table summarizes our contractual obligations and commitments as of December 31, 2022:

	Payment Due by Period
	Total	Less than 1 Year	1 to 3 Years
	USD	USD	USD
Operating lease commitments	$179,899	$84,764	$95,135
Total	$179,899	$84,764	$95,135

57

Off-Balance Sheet Arrangements

During the periods presented, we did not have, nor do we currently have, significant off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to our shareholders.

Critical Accounting Policies and Estimates

Our management’s discussion and analysis of our financial condition and results of operations is based on our financial statements, which have been prepared in accordance with GAAP. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. The Company bases its estimates on historical experience, current business factors, and various other assumptions that the Company believes are necessary to consider to form a basis for making judgments about the carrying values of assets and liabilities, the recorded amounts of revenue and expenses, and the disclosure of contingent assets and liabilities. The Company is subject to uncertainties such as the impact of future events, economic and political factors, and changes in the Company’s business environment; therefore, actual results could differ from these estimates. Accordingly, the accounting estimates used in the preparation of the Company’s consolidated financial statements will change as new events occur, as more experience is acquired, as additional information is obtained, and as the Company’s operating environment evolves.

We believe that the accounting policies discussed below are critical to understanding our historical and future performance, as these policies relate to the more significant areas involving management’s judgments and estimates. See Note 2 to our consolidated financial statements appearing at the end of this prospectus for a description of our other significant accounting policies.

Revenue Recognition

The Company follows the revenue requirements of Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers (Topic 606) (“Accounting Standards Codification (“ASC”) 606”). The core principle underlying the revenue recognition of this ASC allows the Company to recognize revenue that represents the transfer of goods and services to customers in an amount that reflects the consideration to which the Company expect to be entitled in such exchange. This will require the Company to identify contractual performance obligations and determine whether revenue should be recognized at a point in time or over time, based on when control of goods and services transfers to a customer.

To achieve that core principle, the Company applies five-step model to recognize revenue from customer contracts. The five-step model requires that the Company (i) identify the contract with the customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, including variable consideration to the extent that it is probable that a significant future reversal will not occur, (iv) allocate the transaction price to the respective performance obligations in the contract, and (v) recognize revenue when (or as) the Company satisfies the performance obligation.

The Company derives revenue from two main segments: (1) telemedicine services; and (2) sale of medicine and medical devices.

Telemedicine services

Telemedicine services are provided to both private sector and public sector. The Company earns telemedicine services revenue from private sector by providing teleconsultation services to patients who have subscribed to MaNadr APP by contractual service providers and sale of prescribed medicine. Telemedicine revenue derived from public sector represents revenue generated from contracts with the relevant authorities and departments of the Singapore government by providing teleconsultation services to patients identified by the authorities and departments of the Singapore government. Telemedicine services with prescribed medicine are two distinct performance obligations with standalone prices that are fixed and paid post rendering of teleconsultation service with patients. Prescribed medicine will be delivered to the customer on the same day. The amount paid by the patient is then allocated to each performance obligation in a contract based on its relative standalone selling price (“SSP”). The SSP is the observable price at which we sell the product or service separately.

Revenue from teleconsultation services and sale of prescribed medicine are recognized at a point in time when the services are rendered and the products are delivered to the customers respectively.

The Company considers the following indicators amongst others when determining whether it is acting as a principal in the contract where revenue would be recorded on a gross basis:

(i)	the Company is primarily responsible for fulfilling the promise to provide the specified products or services;
(ii)	the Company has control over services provided in which the prescription issued by our service providers is under the clinic name of the Company; and
(iii)	the Company has discretion in establishing the price for the specified products or services.

The services are rendered by the Company’s in-house doctors and external providers who are registered and credentialed to deliver care on MaNaDr platform. The Company contracts with the external service providers who are paid based on the consultation fee set by the Company. Patient contracts with the Company and make payment on the MaNadr platform. In these arrangements, as the Company assumes a principal role in the transaction, revenue is recognized gross. The Company has the right to determine the service price to patients and is responsible for the holding and fulfilment of prescribed medicine to the patients, the Company assumes the credit risk and rewards of ownership of the inventory. Accordingly, the Company accounts for the telemedicine service contracts on a gross basis.

Sale of medicine and medical devices

The Company sells prescription drugs, non-prescription drugs and healthcare products to clinics and end customers offline and online. The online transactions are performed through MaNaShop/MaNaStore. These products are purchased by the Company as inventory for onward sale to customers. Revenue from sale of these products under direct sales model is recognized on a gross basis upon delivery of the medicines or products to the customers. For products that are not purchased by the Company as inventory for onward sale to customers through online market model , the Company facilitates setting product prices with vendors. The Company is not responsible for fulfilling the contracts being provided to the customers nor does the Company have inventory risk related to the contracts. Revenue from sale of these products is recognized on a net basis upon delivery of the medicines or products to the customers.

Intangible Assets, net

Intangible assets represent the MaNadr platform, patents and trademarks. These intangible assets arise primarily from the determination of their respective fair market values at the date of acquisition. The useful life of the intangible assets is assessed to be finite and amortization is computed using the straight-line method over the estimated useful lives or 3 to 10 years based upon the future cash flows attributable to the asset.

58

Impairment of Long-Lived Assets

The Company evaluates the recoverability of its long-lived assets (asset groups), including property and equipment, definite-lived intangible assets and operating lease right-of-use assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of its asset (asset group) may not be fully recoverable. When these events occur, the Company measures impairment by comparing the carrying amount of the assets to the estimated undiscounted future cash flows expected to result from the use of the asset (asset group) and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the asset (asset group), the Company recognizes an impairment loss based on the excess of the carrying amount of the asset (asset group) over their fair value. Fair value is generally determined by discounting the cash flows expected to be generated by the asset (asset group), when the market prices are not readily available. The adjusted carrying amount of the asset is the new cost basis and is depreciated over the asset’s remaining useful life. Long-lived assets are grouped with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. For the years ended June 30, 2022 and 2021 and six months ended December 31, 2022 and 2021, no impairment of long-lived assets was recognized.

Leases

The Company is a lessee of non-cancellable operating leases for its corporate office premise. The Company determines if an arrangement is a lease at inception. Lease assets and liabilities are recognized at the present value of the future lease payments at the lease commencement date. The interest rate used to determine the present value of the future lease payments is the Company’s incremental borrowing rate based on the information available at the lease commencement date. The Company generally uses the base, non-cancellable lease term in calculating the right-of-use assets and liabilities.

The Company has elected not to recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less. The Company recognizes the lease payments associated with its short-term leases as an expense on a straight-line basis over the lease term.

The Company evaluates the impairment of its right-of-use assets consistent with the approach applied for its other long-lived assets. The assessment of possible impairment is based on its ability to recover the carrying value of the asset from the expected undiscounted future pre-tax cash flows of the related operations. The Company has elected to include the carrying amount of finance and operating lease liabilities in any tested asset group and include the associated lease payments in the undiscounted future pre-tax cash flows. For the years ended June 30, 2022 and 2021 and six months ended December 31, 2022 and 2021, the Company did not have any impairment loss against its operating lease right-of-use assets.

59

Concentration and Credit Risks

The Company maintains cash with banks in Singapore (“SGN”). Should any bank holding cash become insolvent, or if the Company is otherwise unable to withdraw funds, the Company would lose the cash with that bank; however, the Company has not experienced any losses in such accounts and believes it is not exposed to any significant risks on its cash in bank accounts. In Singapore, a depositor has up to S$75,000 insured by Singapore Deposit Insurance Corporation (“SDIC”).

Financial instruments that potentially expose the Company to concentration of credit risk consist primarily of cash and cash equivalent and accounts receivable. The Company has designed its credit policies with an objective to minimize their exposure to credit risk. The Company’s accounts receivable are short term in nature and the associated risk is minimal. The Company conducts credit evaluations on its clients and generally does not require collateral or other security. The Company periodically evaluates the creditworthiness of the existing clients in determining the allowance for doubtful accounts primarily based upon the age of the receivables and factors surrounding the credit risk of specific clients.

For the years ended June 30, 2021 and 2022

Concentration of customers

None of the customers consisted of more than 10% of account receivables as of June 30, 2022. As of June 30, 2021, customer A accounted 94.97% of the account receivables.

For the year ended June 30, 2022, customer A accounted for 66.04% of the Company’s total sales. For the year ended June 30, 2021, customer A accounted for 43.05% of the Company’s total sales.

Concentration of vendors

As of June 30, 2022, supplier A and B, accounted for 14.21% and 15.77% of the account payable respectively. As of June 30, 2021, supplier C and D accounted for 13.81% and 14.05% of the account payables respectively.

For the year ended June 30, 2022, supplier F, accounted for 19.33% of the Company’s total purchases. For the year ended June 30, 2021, supplier C accounted for 18.71% of the Company’s total purchases.

For the six months ended December 31, 2022 and 2021

Concentration of customers

As of December 31, 2022, customer B, accounted for 17.10% of the account receivables. For the six-month ended December 31, 2022, none of the customers contributed more than 10% of the Company’s total revenue.

As of December 31, 20221 customer A and customer B, accounted for 14.16% and 24.96% of the account receivables respectively. For the six-month ended December 31, 2021, customer A, contributed 67.76% of revenue.

Concentration of vendors

As of December 31, 2022, supplier A and supplier F, accounted for 12.15% and 12.34% of the account payable respectively. As of December 31, 2021, supplier F accounted for 11.70% of the account payables.

For the six months ended December 31, 2022, supplier E, accounted for 10.01% of the Company’s total purchases. For the six months ended December 31, 2021, none of any supplier contributed more than 10% of the Company’s total purchases.

60

Recent Accounting Pronouncement

The Company is an “emerging growth company” (“EGC”) as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Under the JOBS Act, EGC can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. The Company made the election to delay the adoption of new or revised accounting standards.

In October 2020, the FASB issued ASU 2020-10, “Codification Improvements to Subtopic 205-10, presentation of financial statements”. The amendments in this Update improve the codification by ensuring that all guidance that requires or provides an option for an entity to provide information in the notes to financial statements is codified in the disclosure section of the codification that reduce the likelihood that the disclosure requirements would be missed. The amendments also clarify guidance so that an entity can apply the guidance more consistently. Early application of the amendments is permitted for any annual or interim period which financial statements are available to be issued. The amendments in this Update should be applied retrospectively. An entity should apply the amendments at the beginning of the period that includes the adoption date. The adoption of this standard is not expected to have a significant impact on the Company.

Except as mentioned above, the Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s consolidated balance sheets, statements of operations and cash flows.

61

Industry Overview

All the information and data presented in this section have been derived from a report that was commissioned by us and prepared by Frost & Sullivan unless otherwise noted. Frost & Sullivan has advised us that the statistical and graphical information contained herein is drawn from its database and other sources. The following discussion contains projections for future growth, which may not occur at the rates that are projected or at all.

Overview of Integrated Smart Health-Tech Service Market

Definition and Limitation of Telehealth

Telehealth refers to the utilization of electronic information and telecommunications technologies to provide remote clinical healthcare, health-related education, public health services, and other healthcare functions. It encompasses various methods such as video conferencing, store-and-forward (which allows users to submit clinical information for evaluation without an in-person visit), and remote user monitoring. However, while telehealth offers valuable support, it is not a comprehensive solution for managing user care coordination, addressing healthcare costs, or alleviating the burden of diseases. It should not be considered a complete substitute for in-person visits, as it may not be suitable for all types of illnesses or clinical situations. Additionally, telehealth does not seamlessly integrate with offline health services. Compared to in-person interactions, remote communication lacks the natural physical presence, which can lead to potential misunderstandings and misinformation, especially in the making of critical medical decisions. As healthcare technology becomes more ingrained in standard care, the terms “telehealth” and “telemedicine” may gradually be replaced by the overarching concept of integrated smart health-tech services.

Overview of the Smart Health-Tech Service Market

Emerging as an evolved model of telehealth, the integrated smart health-tech service market overcomes the limitations of traditional telehealth approaches. It provides users with comprehensive direct-to-consumer healthcare solutions for managing their complete health journey. This market encompasses a wide range of offerings, including convenient online consultations, walk-in clinics, chronic disease management, online retail pharmacies, health knowledge forums, enterprise telehealth services, as well as wholesale services for pharmaceutical and healthcare products. It represents a more advanced and holistic approach as compared to traditional telehealth methods.

Source: Frost & Sullivan analysis

The Coverage of Smart Health-Tech Service Market

The integrated smart health-tech service market encompasses a broad spectrum of health-related services and products delivered through digital platforms and in-person settings. This includes telemedicine video conferencing software, remote user assessment tools, wearable monitoring devices and software, on-demand virtual healthcare portals, walk-in clinics, and various other offerings.

The Advantages of Smart Health-Tech Service Market

With its unique hybrid model, the integrated smart health-tech service market offers an intelligent and integrated solution that combines app-based telehealth with physical clinics. It caters to both B2B and B2C sectors through well-established commercial networks, which involve intricate interactions and transactions between users, providers, payors, and other stakeholders. Leveraging on digital technology, this market provides a more accessible means of delivering precise medicine and managing healthcare. By increasing access to physicians and specialists, these services ensure that users receive appropriate care at the right location and time. Moreover, the integrated smart health-tech service market fosters an ecosystem where users and healthcare professionals can engage in dialogue and share views on various healthcare issues and concerns. Effective communication, discussion, and consultation play a vital role in developing optimal treatment plans in the medical field. Consequently, integrated smart health-tech services promote more effective communication, precise diagnosis, and well-informed decision-making among experts, clinicians, and users alike.

62

Pain Points of Current Southeast Asia/General Overview of Singapore’s Healthcare Industry

Southeast Asia (“SEA”) consists of 11 independent nations situated along Asia’s continental curves and island archipelagos, including Brunei Darussalam, Timor-Leste, Singapore, Malaysia, Thailand, the Philippines, Indonesia, Vietnam, Laos, Cambodia, and Myanmar. Ten nations in SEA form the Association of Southeast Asian Nations (“ASEAN”). This region is home to over half a billion people living in countries with significant diversity, ranging from affluent nations like Singapore (GDP per capita: USD72.8 thousand) to less developed economies such as Laos (GDP per capita: USD2.5 thousand), Cambodia (GDP per capita: USD1.6 thousand), and Myanmar (GDP per capita: USD1.2 thousand), according to the World Bank. According to a report about the time spent using the internet in SEA, in 2021 shows that people in SEA tend to spend more time online each day than the global average. For instance, Filipinos indicate that they spend an average of almost 11 hours online each day, which is almost 60 percent more than the global average. The wide range of geographical and historical factors has led to significant disparities in health status and healthcare systems both across and within these nations. As compared to other global regions, the SEA region is undergoing a more rapid epidemiological shift, with the burden of disease transitioning from infectious to chronic illnesses. While there is an upward trend towards universal healthcare coverage in the SEA region, much more needs to be accomplished to ensure access to healthcare services for disadvantaged populations. The lack of experts and specialists in rural areas is a significant concern in certain countries, especially when it comes to diagnosing rare diseases and challenging symptoms.

In addition, there exists five principal challenges for SEA, including user inequalities in healthcare, inaccessibility in healthcare, complexities in obtaining correct healthcare in a timely manner, confusion due to the wide range of healthcare products and services available as well as the global healthcare burden of obesity and chronic diseases. Although Singapore stands out in the SEA region, ranking 10th in the 2022 World Index of Healthcare Innovation, and has notable performance in terms of its outstanding research universities and superior digital healthcare system, the following problems still exist in Singapore:

●	Inequalities in healthcare

There exist significant health inequalities in Singapore, particularly in relation to educational attainment, with men and women of lower education levels being more likely to develop certain chronic diseases, as compared to those with post-secondary education. According to the Ministry of Health of Singapore, males with primary education or lower are 1.3 times more likely to have diabetes compared to their counterparts with post-secondary education. Similarly, females with primary education or below are 3.4 times, 1.9 times, and 1.4 times more likely to develop diabetes, hypertension, and high cholesterol, respectively, as compared to women with post-secondary education.

●	Inaccessibility in healthcare

Universal healthcare access requires two conditions to be fulfilled: mandatory payment from those who can afford it and subsidies for those who are unable to afford it, ensuring responsible use of public funds. In Singapore’s public hospitals, at least 65% of the beds are heavily subsidized. Means testing, which started in 2009, ensures that all Singaporeans have access to high-quality healthcare without compromising on healthcare standards.

●	Complexities of getting the right timely healthcare

Long queues and waiting hours in hospitals, especially in the Accident and Emergency Department, pose a challenge. The complex nature of medical information can also make it difficult for users to comprehend their healthcare situation. On average, acute care hospital stays last 4.7 days, while the wait period for elective surgeries is typically one week.

●	Confusions in healthcare products and services

Users often struggle to find the products and services required for their healthcare, leading to confusion and inefficient outcomes. For instance, a lack of clear and precise oral and written information from both the doctors and/or pharmacists on the management of prescribed medication has led to therapeutic failure as a result of users not comprehending instructions.

●	Healthcare burden of obesity and chronic diseases

According to the 2019/2020 National Population Health Survey, after a minor drop in 2013 (8.6%) and 2017 (8.6%), the crude prevalence of obesity among people aged 18 to 74 years in 2019-2020 had reverted to the level reported in 2010 (10.5%). Alarmingly, the proportion of students who were overweight in schools has also risen. The prevalence of chronic diseases (i.e., diabetes mellitus, hypertension, and hyperlipidemia) continued to show an increasing trend over the years, with prevalence rates of 9.5%, 35.5%, and 39.1%, respectively.

63

Analysis of Integrated Smart Health-Tech Service Market Players in Singapore

Smart health-tech service market players in Singapore can be divided into three types. The first type of players are tech-first doctor-led healthcare delivery innovators. Generally speaking, the founders or co-founders of the health providers (healthcare companies) are medical professionals or have medical backgrounds, and technology is at the forefront of their healthcare delivery strategy. The second type of players are brick & mortar hospitals/clinic chain operators. Most of these players started developing telehealth as an ancillary service out of necessity due to the COVID-19 pandemic. The third type of players are generally entities or individuals outside the medical industry. Their founders or co-founders of the healthcare providers (healthcare companies) are typically from other industries who identified telehealth as a promising trend and started telehealth companies.

Strengths and Weaknesses of Each Player

a)	Tech-first doctor-led healthcare delivery innovators

These innovators frequently have more specialized resources available to them, such as the assistance of numerous independent clinics and licensed physicians. These platforms also have more stringent platform management and medical quality standards. These platforms’ doctors are also more devoted, which fosters substantial trust among users and the local medical community in Singapore. However, their IT security may be weak and susceptible to hacking. Additionally, these platforms will be impacted by government interference or negative changes in regulation and legislation.

As for the user interface (“UI”) and user experience (“UX”) of tech-first doctor-led healthcare platforms, they usually have a straightforward user interface as well as a fast, seamless, and convenient process. With knowledge from both doctors and industry, these apps are easy to use and navigate through and can directly solve problems. Furthermore, the apps for healthcare providers are also comprehensive, professional, and straightforward.

b)	Hospital/clinic chains operators

With the support of offline services and a parent company that has several hospitals and clinics, these platforms usually have professional resources and can attract users from their offline hospitals and clinics. However, as part of their suite of ancillary services, they focus on appointments and pre-clinical calls and are not comprehensive in their range of service through mobile applications. Furthermore, because they do not have a large ecosystem, their services are limited to their own doctors; for instance, their internal chatrooms cannot be extended to all doctors. Last but not least, these kinds of platforms usually have barriers to insurance players and innovative payments and have technology difficulties such as inconsistent online and offline systems; for instance, on occasions they may not fulfil users request for an online appointment.

In terms of the UI and UX aspects, such platforms target users of certain hospitals and increase accessibility to healthcare. Their teleconsultation and virtual care services enable users to make appointments for COVID-19 tests, purchase health screening services, and book sessions with a GP doctor or a specialist of their choice. However, their tilted resources toward hospitals lead to a reduced focus on software management. Therefore, they usually have many potential problems / vulnerabilities, which cause frequent updates and unnecessary patch packages. Additionally, some follow-up service is also poor; for instance, delivery and fulfillment information is always missed on their apps. Last but not least, they are hard to navigate and only offer basic functions.

c)	Non-medical industry operators

These platforms are usually experienced in marketing, and they can understand and meet users’ needs in a timely manner. However, they tend to be unprofessional and have limited expertise. Besides, compared to doctor-led and hospital-led platforms, users and doctors trust non-medical industry operators’ platforms less.

As for the UI and UX of non-medical industry operators’ platforms, they are usually professionals in UI and UX design. Offering a comprehensive range of services, they are straightforward, user-friendly, and easy to navigate through. Their response time to users is also quick. However, their drug accessibility is not as good as doctor-led and hospital-led platforms, and their online and offline fulfillment capabilities are relatively weak. For instance, orders on these platforms are easy to cancel, resulting in complaints from users. In addition, they also have weaker physician management, and doctors may take a longer time to respond to users.

Business Analysis of Integrated Smart Health-Tech Service Market Players

Source: Frost & Sullivan analysis

64

Market Size of SEA Smart Health-Tech Service Market

Total Healthcare Expenditure in Singapore (USD Billion), 2020-2027E

Singapore is an affluent Asian economy with a nominal GDP of USD644 billion in 2022 and a multiethnic population of 5.6 million people. It has one of the most rapidly aging populations in Asia, resulting in an increasing burden of chronic diseases. In 2020, Singapore’s total healthcare expenditure amounted to USD20.9 billion. With the integration of online and offline medical service models, such as the digitalization of medical records enabling real-time flow and sharing of user information, the efficiency of medical services is improving. This integration is driving the expansion of the integrated smart health-tech service market from the digital market to the offline market. Singapore’s healthcare expenditure is forecasted to reach USD26.5 billion by 2022, representing a CAGR of 12.6% from 2020 to 2022. It is further projected to reach USD43.8 billion by 2027.

Total Healthcare Expenditure in Singapore, 2020-2027E

Source: WHO- The Global Health Expenditure Database (GHED), Frost & Sullivan analysis

Total Healthcare Expenditure in Singapore (Divided by General Government Health Expenditure / Private Health Expenditure, USD Billion), 2020-2027E

The aging population and a trend toward earlier identification of chronic diseases, closer monitoring and follow-up, increased government healthcare spending and local population’s use of healthcare services have contributed to the increase in total healthcare expenditure in Singapore. The multi-tiered healthcare financing approach in Singapore through Medisave, MediShield Life & Integrated Shield Plans, ElderShield, and Medifund is likely to drive the growth in general government healthcare spending. Increased household income and health awareness are likely to drive the growth in private healthcare expenditure. Singapore recorded general government healthcare expenditure and private healthcare expenditure of USD11.0 billion and USD 9.9 billion respectively in 2020. They are forecasted to reach USD14.8 billion and USD11.7 billion by 2022, respectively, representing a CAGR of 16.2% and 8.6% from 2020 to 2022. General government healthcare expenditure and private healthcare expenditure are anticipated to reach USD26.9 billion, and USD 16.9 billion respectively, by 2027. To help control rising healthcare expenses and lessen the strain on users’ families, some nationwide programs emphasizing preventive healthcare will be introduced. It is expected that there will be changes in the way that healthcare is provided, in order to provide healthcare treatment that is more user-centric. The digitalization of medical records allows for the real-time flow and sharing of user information, improving the efficiency of medical services and the integration of online and offline medicine.

Breakdown of Healthcare Expenditure by Government and Private in Singapore, 2020-2027E

Source: WHO- The Global Health Expenditure Database (GHED), Frost & Sullivan analysis

The Population of Aging People in Singapore (Million), 2020-2027E

Driven by a rapidly declining total fertility rate and an increasing life expectancy, Singapore has entered an aging society. From 2020 to 2022, the population was aging rapidly in Singapore with people aged above 65 growing at a CAGR of 4.1%. There were 0.9 million individuals aged above 65 years old in 2020 and accounted for 15.2% of the resident population. The number of individuals above 65 years old is growing at a fast pace and is expected to continue its growth momentum into the future. This number of people within this age bracket is expected to reach 1.2 million by 2027, representing a CAGR of 4.2% from 2022 to 2027 and will account for 19.5% of the resident population. The aging population in Singapore presents significant challenges for the primary healthcare system. As the population ages, there is a need to adapt the healthcare system to cater to the specific needs of older individuals. Singapore has recognized the importance of addressing these challenges proactively. The government has implemented measures to strengthen the healthcare system, focusing on preventive care and providing high-quality yet affordable care for all, especially seniors. For example, the recently introduced healthcare reform plan, Healthier SG, aims to shift the healthcare strategy towards preventive care. This initiative recognizes the importance of the primary healthcare system in addressing the needs of an aging population. By providing accessible and personalized healthcare services, integrated smart health-tech service market players can play a crucial role in enhancing primary healthcare services for the aging population. According to “White Paper on Healthier SG”, the government intends to upgrade IT systems to facilitate seamless data sharing and support the implementation of Healthier SG. Telehealth technologies enable remote consultations, monitoring, and health education, allowing seniors to receive care and advice without the need for frequent hospital visits. These digital solutions can bridge the gap between healthcare providers and users, especially those with limited mobility or living in remote areas.

By leveraging on telehealth, Singapore can extend the reach of primary healthcare services to a larger population, including seniors. It can facilitate early detection and intervention, enhance chronic disease management, and provide continuous monitoring and support. Telehealth also enables healthcare professionals to access real-time data, improving diagnostics and treatment decision-making.

The Population of Aging People in Singapore, 2020-2027E

Source: Prime Minister’s Office Singapore, Singapore Department of Statistics, Frost & Sullivan analysis

65

Total primary care consultations number in Singapore (Million Time), 2020-2027E

The rising demand for medical resources from an aging population and increasing chronic disease burden are putting a strain on the healthcare system and exerting pressure on finite healthcare resources in Singapore. Total primary care consultations number in Singapore was 25.5 million times in 2020, growing by an average of 7.5% annually to reach 29.5 million in 2022. The number is expected to grow at a higher annual rate of 9.0% to reach 45.3 million times by 2027. The total number of primary care consultations in Singapore consists of both walk-in primary care consultations and teleconsultations. The COVID-19 pandemic has increased the awareness and importance of health in the minds of the Singapore population. Services and products related to staying healthy are starting to gain popularity among consumers. Therefore, telehealth, as an effective method and integrated platform of health services and products, is expected to increase in popularity in the coming years as well.

Total primary care consultations number in Singapore, 2020-2027E

Source: “Admissions and Outpatient Attendances” from the Ministry of Health in Singapore, Frost & Sullivan analysis

The Number of Teleconsultation in Singapore (Million Time), 2020-2027E

In recent years, teleconsultation has gained significant popularity in Singapore, and its usage has been further accelerated by the COVID-19 pandemic. The convenience and safety offered by teleconsultation services have attracted a considerable number of users, and this trend is expected to continue in the coming years. The use of telemedicine by doctors and patients alike is gradually gaining acceptance in the healthcare landscape. The number of teleconsultations in Singapore was 2.9 million times in 2020 and accounted for 11.4% as share of the total consultation numbers. It increased to 4.0 million times in 2022, representing a CAGR of 16.6% from 2020 to 2022, and accounted for 13.5% as share of total consultation numbers. It will further reach 10.7 million times by 2027 with a CAGR of 21.3% and accounted for 23.5% of the total consultation numbers. One notable factor contributing to the growth of teleconsultation is the existence of inherent users within the market. Many individuals who experienced teleconsultation during the pandemic have found it to be a convenient alternative to traditional in-person consultations. These users have become accustomed to the benefits of teleconsultation and have expressed their preference for this mode of healthcare delivery. As a result, they are less inclined to return to physical clinics for routine healthcare needs. Moreover, as users continue to utilize teleconsultation services, they begin to realize the advantages and cost-effectiveness it offers. This increased awareness and familiarity with teleconsultation prompt users to recommend it to their family members and friends. The positive word-of-mouth recommendations act as a catalyst for the expansion of the teleconsultation market, attracting potential users who have yet to try the service. As depicted in the data, the growing number of users and the influence of inherent and potential users are expected to drive a steady increase in teleconsultation utilization in Singapore.

The Number of Teleconsultations in Singapore, 2020-2027E

Source: “Admissions and Outpatient Attendances” from the Ministry of Health in Singapore, Frost & Sullivan analysis

Market Size of Teleconsultation Market in Singapore (USD Million), 2020-2027E

Singapore is one of the countries with the highest penetration rate of mobile Internet in the world. This has established a good ecosystem for the integrated smart health-tech service market. The wide coverage of the internet and the high popularity of smartphones in Singapore has contributed to the growth and adoption of telehealth services. The teleconsultation market in Singapore has witnessed significant growth in recent years, and this trend is expected to continue in the coming years. Within Singapore, those telemedicine players operate in accordance with the Ministry of Health’s clinical and data governance, which ensures that all the practices done in applications are in accordance with professional and ethical standards. The market size of the teleconsultation market in Singapore was USD96 million in 2020, and it reached USD147 million by 2022, representing a CAGR of 23.9% from 2020 to 2022, and it is expected to reach USD498 million by 2027 with a CAGR of 26.7%. One key factor contributing to this expansion is the widening scope of online consultation services. Previously, teleconsultation primarily served as a platform for basic medical inquiries. However, it has now evolved to include additional services such as prescription fulfillment and doctor-patient follow-ups, thereby enhancing its value proposition. With the introduction of these expanded services, the average expenditure per teleconsultation session has increased. Users can now conveniently obtain prescriptions for their medical needs through teleconsultation, eliminating the need for a separate visit to a physical pharmacy. Additionally, the inclusion of doctor-patient follow-ups allows for ongoing monitoring of the user’s condition, further enhancing the quality of care provided through teleconsultation. This expanded scope of services has attracted more users to engage in teleconsultation, resulting in a substantial market size for the teleconsultation market in Singapore. As depicted in the data, the increasing range of services offered through teleconsultation is expected to drive the market’s growth and contribute to the overall revenue generated in the sector.

66

Market Size of the Teleconsultation Market in Singapore, 2020-2027E

Source: “Admissions and Outpatient Attendances” from Ministry of Health in Singapore, Frost & Sullivan analysis

Competitive Landscape in Singapore

The product & service portfolio of platform

Compared with integrated smart health-tech services market players who regard telemedicine as their main business in Singapore, MaNaDr has set up one of the smartest integrated all-in-one user care-centric platforms in the region to deliver affordable care to users. Through the mobile application, MaNaDr offers users a seamless and hassle-free range of telehealth solutions, which encompasses teleconsultation services, including the issuance of electronic medical certificates and delivery of medications to users’ homes, as well as other personalized services such as weight management programs.

Furthermore, MaNaDr set up one of the smartest 24/7 virtual care ecosystems and support groups to help users navigate the complexities of receiving correct and timely care. With MaNaChat. the 24/7 user support service, MaNaDr operates Singapore’s only in-app live group chat service and has one of the fastest response time in Singapore and globally to support users.

For users with chronic conditions on the platform, MaNaDr is a pioneer in the APAC region, spearheading the building of a comprehensive weight management ecosystem to target over 60% of users who are overweight. For healthcare providers on the platform, MaNaDr hosts the region’s only in-app drug support and discussion group, where users can organize bulk purchases of drugs, discuss matters relating to the purchase of drugs, as well as the uses, side effects, and latest news on drugs.

Source: Company Website, Frost & Sullivan analysis

Notes:

(1)	Self-operated Walk-in Clinics: the platform has its own offline clinics operated directly by the company;
(2)	Online Retail Pharmacy: the platform operates an online retail pharmacy with a curated selection of pharmaceutical products, medical device, and wellness products;
(3)	Chronic Disease Management Program: the platform offers comprehensive management services including chronic condition consultation, regular checkups, risk assessment, integrated intervention and management provided by professional medical staff;
(4)	Health Knowledge Forum: the platform offers a health knowledge forum where users and healthcare professionals may discuss various themes, offer their thoughts on various concerns, and share evidence-based information in order to proactively manage lifecare;
(5)	Enterprise Telehealth Service: the platform creates effective employee benefits programs for enterprise and provides customizable telehealth solutions for employees;
(6)	Pharmaceutical & Healthcare Products Wholesale Service: the platform offers pharmaceutical & healthcare product circulation services to pharmacies and primary healthcare institutions;
(7)	Company A is a Singapore-based telehealth company that provides on on-demand healthcare solutions to help users lead happier and healthier lives;
(8)	Company B is led by a qualified team of staff doctors and offers a seamless patient-centric experience by providing quality on-demand healthcare for individuals and businesses alike;
(9)	Company C is a digital healthcare platform that provides medical consultation, patient-centric care, and healthcare screening services;
(10)	Company D is a patient-centric digital healthcare platform that is simplifying the business of getting well and staying well.

67

The average number of teleconsultations per day

MaNaDr is the largest telehealth solutions mobile application in Singapore in terms of the number of user consultations per day. It has the largest number of teleconsultations per day in the six months ending May 2023, and is amongst the fastest-growing telehealth solutions providers in Singapore.

Source: DATA.AI. Database. (formerly App Annie), Company websites, Frost & Sullivan analysis

User feedback and rating (As of 14 June 2023)

MaNaDr’s mobile application has received a 4.8 and 4.9 star rating on the Apple App Store and Google Play Store in Singapore as of 14 June 2023. On a combined basis, MaNaDr was the most reviewed and highest rated app in Singapore as of 14 June 2023.

Source: play.google.com, apps.apple.com, Frost & Sullivan analysis

Price Perception based on Cost of Standard Consultation

As of May 31, 2023, MaNaDr offered the most affordable care to nearly 100,000 teleconsultation activities per month through the MaNaDr platform and strived to deliver quality, timely, and seamless care.

Note:

Company D is not included because it does not have a fixed rate service and charges are dependent on user’s health status & requirements.

Source: Company websites, Frost & Sullivan analysis

Downloads

MaNaDr is a leading telehealth solutions provider in Singapore in terms of downloads in mobile application stores (e.g., Apple App Store and Google Play Store) in the latest 6 months ended May 31, 2023.

Source: DATA.AI. Database. (formerly App Annie), Frost & Sullivan analysis

68

The number of countries covered by platform

MaNaDr is a leading telehealth solutions provider in Singapore in terms of the number of countries covered by its platform. Furthermore, the reach of the MaNaDr platform extends to countries in the APAC region, and it is the only telehealth solutions company based in Singapore that provides integrated smart health-tech services in the APAC region.

Source: Company Website, Frost & Sullivan analysis

Growth Drivers of Smart Health-Tech Service Market

Online and Offline Integrated Fulfillment in One Network

The integration of online and offline medical service models accelerates the development of the telehealth market. The smart health-tech service platforms start to integrate medical services across online and offline channels, enabling providers to conduct online consultations, plan users’ in-person appointments, synchronize pertinent medical records, and then respond to online inquiries about follow-up and recovery whenever and wherever they arise. For example, the digitalization of medical records allows for the real-time flow and sharing of user information, thus improving the efficiency of medical services. This will help the integrated smart health-tech service market expand from the digital market to the offline market.

Increasing Prevalence of Chronic Disease

Chronic disease management requires long-term and integrated healthcare services. SEA is facing an epidemic of chronic non-communicable diseases that is likely to worsen further in the future because of the aging problem. With the help of digital technology as applied in the integrated smart health-tech service market, physicians can easily monitor and keep track of the electronic records of users.

Growing Population and Service Needs of Aging Population

An aging population normally has a greater demand for healthcare management due to their health conditions and pursuit of a higher quality of life. It might be inconvenient for the elderly to physically visit clinics and hospitals. The integrated smart health-tech service market provides a one-stop comprehensive service portfolio that covers various services, including health monitoring, remote health consultations, nutrition recommendations and chronic disease management.

Growing Health Awareness

The COVID-19 pandemic has increased the awareness and importance of health in the minds of the SEA population. Services and products to allow consumers to maintain their health are starting to gain popularity among consumers. Therefore, telehealth, as an effective method and integrated platform of health services and products, is expected to increase in popularity in the coming years as well.

Technology Updates and Service Improvement

A better service model will emerge and rise rapidly, which can promote the transformation of medical care to a personalized model and precisely meet different needs. Besides, the use of advanced technology can eliminate the information barrier between users and doctors. Last but not least, the portability of user data is experiencing significant developments. Travelling for medical treatment and receiving medical care abroad are becoming more common due to the increase in studies and business exchanges between people in different regions. User data may be easily transferred from one country to another or from one doctor to another thanks to telehealth platforms. The telehealth market is expanding as a result of technological advancements and better services.

Wide Coverage of the Internet and High Popularity of Smartphones

Singapore is one of the countries with the highest penetration rate of mobile Internet in the world. There were 5.81 million internet users in Singapore in early 2023, when internet penetration stood at 96.9% and 9.22 million cellular mobile connections were active, which were more than the total population, according to report on Singapore about digital devices and services. This established a good ecosystem for the integrated smart health-tech service market.

Future Trends of the Smart Health-Tech Service Market

Integration of online retail pharmacy and healthcare services

The integration of online retail pharmacy and online consulting services will boost the growth of the integrated smart health-tech service market, especially in the sales of pharmaceutical products. The purchase of pharmaceutical products and healthcare services are complementary, and platforms that embody both elements and possess a comprehensive product portfolio are firmly positioned to capture greater demand as compared to platforms with a more singular business focus.

Building a User-Centered Ecosystem

The integrated smart health-tech service market has effectively built a user-centered ecological system that coordinates more complex interactions and transactions between users, providers, payors, and other healthcare stakeholders in an integrated and seamless manner. Firstly, online medical services led by doctors will eliminate the information gap between users and doctors. Lack of understanding of medical information by users can lead to adverse health outcomes and decreased satisfaction with the doctor. The information offered through this ecosystem will be current, precise, thorough, trustworthy, understandable, and useful. Secondly, benefiting from advanced technology, the treatment of users is well-customized based on users’ preferences and intentions. Finally, a stable offline supply chain can guarantee effective delivery and provide a convenient experience.

69

Customized and Intelligent Telehealth solutions

Digital services will help establish a more intelligent and comprehensive health file for users in order for healthcare practitioners and providers to provide a tailored treatment plan. For instance, when users need to be referred for reasons such as job changes or travel, their medical records can be quickly, systematically, and comprehensively migrated. This, complemented by an offline delivery and fulfillment system, will aid telehealth providers in offering a more precise and convenient disease and health management system. Physicians could potentially expand their user base to include healthy people.

Specialized Chronic Disease Management

The integration of the internet, technological tools, and high-quality medical resources and the implementation of chronic disease management in specialized diseases will be major trends. For example, current market competitors have begun to focus on different types of chronic diseases, and internet hospitals can deeply cultivate a specialty in chronic disease medical treatment. Chronic disease management requires long-term and integrated healthcare services. With the help of digital technology applied in the integrated smart health-tech service market, physicians can easily monitor and keep track of the electronic records of users. This aids in the management of the increasing prevalence of chronic non-communicable diseases, which is expected to worsen due to the aging population.

Better user experience empowered by advanced technology

There are some problems, such as perceptions of technology security, that remain to be addressed in order to ensure that the user base is sustainable. With the upgrading of technology to optimize the content in all aspects of design, production, dissemination, and feedback, telehealth solutions platforms can attract more users and achieve higher user stickiness, including but not limited to online consulting services, online drug prescriptions, and online drug purchases.

Key Success Factors of Smart Health-Tech Service Market

Technology-driven platform

Safety and effectiveness of the services and products are key concerns in the integrated smart health-tech service market. Companies that provide more advanced technology, such as wearable medical devices, AI scans, and telesurgery, would be able to effectively improve user compliance. Caregivers can examine these aspects separately from hardware and software perspectives.

All services are direct-to-consumer

Companies should provide access to quality user-centered healthcare services and products at affordable prices and offer those users an omnichannel healthcare service combining online services and offline access for healthcare facilities to offer various healthcare services directly to them. This means that higher cost-effectiveness is a key success factor. Healthcare services that are more suitable for the individual users are introduced, thereby fulfilling consumers’ varying needs and promoting an efficient utilization of medical resources. In addition, making healthcare services more affordable can help reduce the financial burden on consumers.

Healthcare ecosystem in an integrated and seamless manner

COVID-19 has acted as a catalyst for telemedicine and telehealth in the past three years. In the post-COVID-19 era, providers with established telehealth platforms should consider how to pivot and promote their service. It has been observed that most users enjoy direct interaction with clinicians. Therefore, providers could capture the telehealth traffic through media such as health knowledge forums to grow their businesses. Enhanced communications between users and doctors facilitate proactive and ongoing lifecare management. Ultimately, providers can form an integrated healthcare management ecosystem by connecting multiple stakeholders. In addition, companies could provide care by going beyond the traditional channels and partnering with other partners and stakeholders in the healthcare industry.

Special mobile applications for users with obesity and chronic diseases

Such special applications which are targeted at users with obesity and chronic diseases are one of the strategic differentiators. Obesity is linked to chronic diseases such as high blood pressure, diabetes, cancer, and orthopedic disorders. Thus, the increasing rate of obesity fuels the increasing incidence of chronic diseases. As a result, there is a growing need for effective obesity treatment solutions to reduce the risk of chronic diseases. Companies that identify this huge market space and keep those users highly sticky will do well in the future.

User-friendly and optimized UI interaction system

Since information or technology in the medical field is sometimes difficult for users to understand, the tendency of users is to opt for platforms with a user-friendly user interaction system. Companies which provide streamlining medical procedures will enhance the quality of care by making routine medical processes more efficient.

Replicable Health-tech’s business model to the rest of world

Some mobile applications have been seen to successfully apply in Singapore. Although the types and sizes of medical institutions vary from country to country, outstanding business models can be imitated. As long as attention is paid to both the purpose and the process of copying, it is possible to replicate a successful business model in other nations. The player can extend the business internationally if the technology and business model are highly adaptable and repeatable.

70

Business

Overview

We are a leading telehealth solutions provider in Singapore in terms of various matrices, such as the number of patient consultations per day and the ranking of our mobile application, according to Frost & Sullivan. According to Frost & Sullivan, we have the largest number of teleconsultations per day in the six months ending May 2023, and are amongst the fastest-growing telehealth solutions providers in Singapore. Our MaNaDr mobile application has received a 4.8 and 4.9 star rating on the Apple App Store and Google Play Store in Singapore respectively as of June 14, 2023. According to Frost & Sullivan, on a combined basis, MaNaDr was the most reviewed and highest rated mobile application in Singapore as of June 14, 2023 and has the largest number of teleconsultations per day in the six months ending May 2023.

We provide our services on our MaNaDr platform, which is accessible via our mobile application and website. We seek to build a 360-degree holistic healthcare ecosystem supported by a global community of healthcare providers, with the mission to make healthcare simple and seamless, instantaneous, affordable and available to the masses. We serve both the community of users, by offering personalized and reliable medical attention to users worldwide, as well as the community of healthcare providers, by allowing them to have a broader reach to users through virtual clinics without any start-up costs and the ability to connect to a global network of peer-to-peer support groups and partners.

Our MaNaDr platform is a platform designed and created by doctors, for doctors and users. We were founded by a team of doctors with the aim of harnessing the power of IT and with a problem-solving centric approach to address global healthcare concerns and issues such as inequalities and inaccessibility in healthcare, complexities in obtaining correct healthcare in a timely manner, confusion due to the wide range of healthcare products and services available, and the global healthcare burden of obesity and chronic diseases.

The diagram below illustrates how we have developed our business with the aim of addressing each of these global healthcare concerns and issues, and this problem-solving approach is one of our Group’s key unique features and competitive strengths:

● Inequalities in healthcare: We have set up one of the smartest integrated all-in-one patient care-centric platforms in the region to deliver affordable care to users. According to Frost & Sullivan, as at May 31, 2023, MaNaDr offered the most affordable care to nearly 100,000 teleconsultation activities per month through our MaNaDr platform and strived to deliver quality, timely and seamless care. We have managed to offer affordable healthcare through the use of technological tools, as we have incorporated AI, smart logic and algorithms to simplify the entire consultation process, at a price point that does not compromise the quality of care afforded. The simplification of the teleconsultation process has allowed us to offer instantaneous care to our users round-the-clock. We also have an Al-driven platform that routes the patients to the relevant pool of healthcare providers and have one of the fastest response times in Singapore and globally, according to Frost & Sullivan. The quality of care is further bolstered by the fact that our MaNaDr platform is supported by a trusted network of healthcare professionals both in Singapore and the region, many of whom are part of the personal network and contacts of our doctor-founders, Dr. Siaw Tung Yeng and Dr. Teoh Pui Pui.

● Inaccessibility in healthcare: To alleviate inaccessibility in healthcare encountered, we have capitalized on the ubiquity of mobile technology and the rise in social platforms to set up MaNaForum, which is a social forum with multimedia capabilities within our MaNaDr mobile application, to empower our users and providers from all around the world to share and transmit information on medical conditions, interact with one another freely and ask questions at no charge. MaNaForum is supported by doctors, healthcare professionals and other key players in the healthcare sector such as dieticians and gym instructors. Furthermore, the reach on our MaNaDr platform extends to countries in the APAC region and according to Frost & Sullivan, we are the only telehealth solutions company based in Singapore that provides integrated smart health-tech service in the APAC region. It has also broadened access to healthcare to many in Singapore and the region, with many users in our ecosystem being able to post questions freely on various topics ranging from the pandemic, health and medical conditions and symptoms, fitness and to preventive care such as weight management.

71

● Complexities in obtaining correct healthcare in a timely manner: To break down and simplify the complexities in healthcare faced by users, we seek to provide simplified care. This is achieved by breaking down barriers in time, place, and space with the setting up one of the smartest 24/7 virtual care ecosystems and support groups, according to Frost & Sullivan, to help users navigate the complexities faced in receiving correct and timely care. The platform is centered on providing trusted care to users, with users being automatically routed to the same doctor to ensure continuity of care and comprehensive healthcare, thereby bridging the gap between a teleconsultation and physical consultation process. Users also have ready access to a panel of healthcare professionals across various healthcare disciplines on the platform, which greatly simplifies the delivery of healthcare as users are able to find the right care timely and with ease. As opposed to waiting weeks or months for a physical appointment or a referral to a specialist doctor, we can provide our users with the right care within hours whenever or wherever they are in the world, without them having to leave their homes. The platform enables users to be provided with comprehensive and continuous care from their primary care doctors who act as their gatekeepers and can help them navigate the increasingly complex healthcare system, and yet have access to a pool of specialist doctors in the event they require specialist medical attention.

● Confusion due to the wide range of healthcare products and services available: With the volume of healthcare products and services available on the market, users often face difficulties in finding the products and services they need, which could result in confusion and adverse outcomes. To address this, we have set up a web store, MaNaShop/MaNaStore, containing curated products and services from reliable suppliers and service providers worldwide, so as to deliver quality trusted products to users at affordable prices. We offer targeted products which meet our quality standards for our users across different genders and age brackets to address their specific healthcare and wellness needs. MaNaShop/MaNaStore utilizes smart logic and algorithms to allow users to navigate through the online store and locate what they require with ease. We have also incorporated a QR code into some of our key products, to allow users to access further information on any associated health or medical conditions that the product seeks to address, as well as access to doctors via consultation with just a scan. There is also a 24/7 customer support service to ensure timely delivery of orders placed and to address any questions that users may pose.

● Global healthcare burden of obesity and chronic diseases: To alleviate chronic healthcare conditions, we have identified the needs of users and developed a 360-degree healthcare ecosystem offering holistic, comprehensive, continuing and long-term preventive and pre-emptive care centered around such needs. The ecosystem is supported by a community of healthcare providers, patient support groups, healthcare coordinators, pharmaceutical companies and paramedical service providers whom we partner with. We have also incorporated technological tools like AI, smart diaries for patients to monitor their healthcare journey, smart devices, AI Facescan function in our MaNaDr mobile application and care pathway, or clinical care pathway, a set of guidelines that outline recommended steps and timeframes for managing and treating a specific medical condition or procedure to establish a standardized and efficient approach to the delivery of care, as part of the treatment and care regime. According to Frost & Sullivan, we are a pioneer in the APAC region, spearheading the building of a comprehensive weight management ecosystem that aims to target over 60% of users on our MaNaDr platform who access the “Consult Weight Management” function on our MaNaDr platform and who are overweight. Since the launch of the comprehensive weight management system in December 2022, most of our users in the system achieved their desired weight loss target and none of the users have dropped out of the program as at April 30, 2023.

72

As our founding team and management comprise doctors and other healthcare providers, we believe that we have an in-depth understanding on the needs of healthcare providers seeking to venture into providing healthcare solutions virtually and are able to readily tap on our network of doctors in Singapore, Malaysia and the region, to onboard them onto our platform. Since the inception of our MaNaDr platform, the number of healthcare providers had grown steadily from 22 as at December 31, 2016 to 1,230 as at December 31, 2022. Our MaNaDr platform facilitates access to a global network of peer-to-peer support groups and partners, which we believe has contributed greatly to the steady growth in the number of healthcare providers that have been onboarded.

Our platform and services have also been widely adopted in Singapore and was expanded during the COVID-19 pandemic in partnership with Singapore’s Ministry of Health and Ministry of Manpower, and with the support and endorsement from doctors, corporate partners and the public sector in both Singapore and Malaysia. We worked closely with the Singapore health authorities in the fight against COVID-19. In recognition of our efforts, our Company was awarded the President’s Certificate of Commendation (COVID-19) and our founders, Dr. Siaw Tung Yeng and Dr. Teoh Pui Pui were awarded the Public Service Medal (Pingat Bakti Masyaraka) (COVID-19) by the President of Singapore in 2023.

We launched our mobile application in October 2016 and the website in January 2019. Our MaNaDr mobile application is streamlined to provide users with ready access to healthcare and medical providers, and was designed and created by a team of doctors who have an extensive understanding of users’ healthcare needs and preferences. Through our mobile application, we offer our users with a range of seamless and hassle-free telehealth solutions, which encompasses teleconsultation services, including the issuance of electronic medical certificates and delivery of medications to users’ homes, as well as other personalized services such as weight management programs which, according to Frost & Sullivan, are offered at the most affordable price points in Singapore based on the cost of standard consultation.

We believe that we have established a comprehensive ecosystem which connects healthcare needs and services in a single platform. We have achieved a global reach on our mobile application and website and as at May 2023, we had active users from more than 14 various jurisdictions across the world, including Singapore, Vietnam, Malaysia, Australia, India and the Philippines. As at December 31, 2022, we had onboarded more than 500 Singapore clinics and more than 1000 medical professionals comprising GPs, specialized and allied health providers. We had also recorded more than 100,000 teleconsultation requests in May 2023. As at December 31, 2022, we had more than 420,000 registered users on our mobile application and more than 13,000 registered users on our website, having grown from a handful of registered users since our inception in 2016, and have more than 1,500 smart virtual clinics and specialist centers that are mainly based in Singapore that cover most major medical and surgical disciplines. We had also seen a rapid growth in the number of users, with more than a 200% increase in the number of users from December 31, 2021 to December 31, 2022.

In the month of May 2023, we provided more than 100,000 teleconsultations through our MaNaDr mobile application. Users can connect with doctors from either our in-house team or one of the clinics in our network of service providers through the mobile application to chat in real-time via the in-application video call and text messaging function, as well as to send photos or videos to the doctors as part of the teleconsultation process. During the COVID-19 pandemic, we also provided services for supervised tele-ART tests with a certified ART supervisor over video calls on our MaNaDr mobile application, as well as for COVID-19 PCR home swab tests by our team of certified medical professionals comprising doctors and nurses.

Our MaNaDr platform also provides users with easy access to a variety of products and services through MaNaShop/MaNaStore, our online e-commerce platform for B2C sales of medical, pharmaceutical and other health products, such as OTC medications, vitamins and supplements. Services such as medical screenings and procedures including vaccinations, serology tests and swab tests are also offered. We also generate revenue by selling healthcare and wellness products under a direct sales model and also from earning commissions from third-party vendors under an online marketplace model. In addition, we have also set up MaNaPharma in January 2017 to engage in offline B2B sales of pharmaceutical products and medical devices to other clinics and healthcare providers in Singapore.

73

Our Group also operates the MaNaDr Clinic, which is a brick-and-mortar GP clinic located in Singapore with an in-house medical team comprising three doctors and five other medical professionals as of December 31, 2022. It provides consultations and family doctor services, as well as geriatric care, health check-ups and other services for users who prefer in-person consultations and services, and also specializes in gender-affirming care.

In January 2023, we launched MaNaCare, a one-stop employee flexi-benefits platform offering affordable and accessible healthcare and wellness solutions for employees of our corporate customers, who will be able to access the full suite of products and services offered on our MaNaDr platform, ranging from general practitioners, specialist and allied healthcare panel services to teleconsultations, in-person clinics, on-site health screening, online marketplace and wellness programs.

We also collaborate with other consumer healthcare service providers such as physiotherapy and fitness centers, dieticians, eyecare professionals, mental health professionals, fertility specialists and aesthetic care. Through the comprehensive suite of products and services, we believe that we have developed a one-stop platform that connects users with an accessible and affordance range of healthcare and wellness solutions, and these have enabled us to establish a 360-degree healthcare ecosystem through which users are able to enjoy online and offline healthcare resources.

Our Strengths

We believe that we are well-positioned to achieve our strategic goals through several key business strengths, including the following:

Leading position in Singapore’s rapidly growing telehealth solutions industry

We are a leading telehealth solutions provider in Singapore in terms of various matrices, such as the number of patient consultations per day and the ranking of our mobile application, according to Frost & Sullivan. According to Frost & Sullivan, we have the largest number of teleconsultations per day in the six months ending May 2023, and are amongst the fastest-growing telehealth solutions providers in Singapore. Our MaNaDr mobile application has received a 4.8 and 4.9 star rating on the Apple App Store and Google Play Store in Singapore respectively as of June 14, 2023. According to Frost & Sullivan, on a combined basis, MaNaDr was the most reviewed and highest rated mobile application in Singapore as of June 14, 2023 and has the largest number of teleconsultations per day in the six months ending May 2023.

As a result of developments in mobile Internet technology and AI, and greater access to such technology in the telehealth solutions industry, Internet healthcare is expected to further disrupt the traditional healthcare services industry and trigger a shift in how users seek and receive healthcare services in Singapore and globally. Since the launch of our mobile application and website in 2016 and 2019, respectively, we had recorded more than 420,000 registered users on our mobile application and more than 13,000 registered users on our website as of December 31, 2022.

On the back of the rapidly growing telehealth solutions industry, increasing disposable income, rising healthcare awareness and improving Internet technologies, the Singapore telehealth solutions market is poised for significant growth to meet the demand for efficient and quality healthcare services. As a leader in Singapore’s telehealth solutions industry, we believe that we are well-positioned to benefit from the rapid growth of this industry by accelerating user acquisition and business expansion. We believe that the comprehensive ecosystem that we have established, as well as the range and ease of access of the healthcare and wellness solutions that we offer, present unique value propositions for our users (both individuals and corporate customers) as well as our service providers, and are crucial to the continual growth of our business, for the following reasons:

● General Users: Our platform offers a one-stop portal for users to access extensive online and offline healthcare resources in a cost-effective and convenient manner, and user experience that is remarkably different from the traditional medical experience. Users can easily access our mobile application for teleconsultation and other telehealth solutions. Additionally, we integrate offline services and products and offer a variety of services to address the different needs of our users. Our online e-commerce platform, MaNaShop/MaNaStore, offers a wide range of selected healthcare products with timely delivery of products purchased. A growing community of users has also developed on MaNaForum, whereby users can also post their questions on various health topics and issues, which will be answered by our panel of doctors and other healthcare providers at no charge. We also create and maintain a personalized e-health profile for each user, which allows us to track and manage their health to improve and maintain their health status.

74

● Service Providers: Taking advantage of our growing user base and understanding of our users, we channel our users to hospitals, clinics and other healthcare institutions in our network based on their needs and create monetization opportunities for pharmacies, retailers and distributors via our MaNaShop/MaNaStore as they benefit from the user traffic and an additional revenue source through sales on our platform. We lower the user acquisition costs for such service providers, and also help to increase awareness and generate publicity for the various services provided at healthcare institutions.

● Corporate Customers: We offer health membership plans and consumer healthcare service packages for employers to reduce their healthcare spending while at the same time offering convenient, affordable and quality healthcare to their employees under MaNaCare. MaNaCare offers a comprehensive range of corporate healthcare and wellness services, including GP, specialist and allied healthcare panel services, tele-consultation, in-person clinics, on-site health screening, online marketplace and wellness programs. We also collaborate with insurance companies to provide policyholders with value-added healthcare services complementary to the insurance products, so as to reduce costs.

Multi-faceted business model that offers a one-stop portal connecting our users with both online and offline healthcare resources

Our multi-faceted business model positions us as a one-stop portal to the healthcare ecosystem, connecting users to online and offline healthcare resources. We offer a comprehensive suite of medical-related and other services including teleconsultations and health check-up services, vaccinations, skin and aesthetics services and other services on our MaNaDr platform and at the MaNaDr Clinic. In addition, we engage in B2C sales of medical and other health products on the MaNaShop/MaNaStore online e-commerce platform to our users, B2C sales of pharmaceutical products and medical devices to other clinics and healthcare providers through MaNaPharma, as well as provide corporate healthcare and wellness services via MaNaCare to corporate customers.

We recognize the varying needs of our users – both when they are in need of medical care and when they want to stay healthy. In response to users’ needs, we offer family doctor services, including online consultation services provided primarily by our in-house team, with a primary focus on common and chronic illnesses, as well as hospital referral and appointment services. Such services can be accessed both online through the mobile application and website, and offline at the physical brick-and-mortar MaNaDr Clinic. Our MaNaShop/MaNaStore online e-commerce platform collaborates with third-party delivery couriers via our own platform to provide timely deliveries to our users in Singapore.

We believe that the range of online and offline services and product offerings enables us to better serve our users and to bridge the gap between them and quality healthcare service providers. Our analysis of user behavior and demand also allows us to optimize and expand service offerings and enhance user engagement on our platform. Users are able to create a personalized e-health profile that will be continuously updated and improved with new user functions throughout their lifetime, which is intended to form an integral part of their active health management on our MaNaDr platform. Through in-depth user understanding and a comprehensive network of healthcare providers across most medical disciplines, our MaNaDr platform is able to optimize the use of medical resources by matching users with doctors and physicians with the relevant expertise. To enhance user engagement, we have also created an online social platform, MaNaForum, for our base of global users to post questions anonymously on various health topics and issues, which will be answered by our panel of doctors and physicians. It also provides a platform for users having similar healthcare needs or problems to exchange opinions and ideas. According to Frost & Sullivan, we have set up one of the smartest 24/7 virtual care ecosystems and support groups to help users navigate the complexities faced in receiving correct and timely care. According to Frost & Sullivan, we operate Singapore’s only in-app live group chat service via MaNaChat, the 24/7 customer support service, and have one of the fastest response times in Singapore and globally to support users, and hosts the region’s only in-app drug support and discussion group via MaNaForum, where users can organize bulk purchases of drugs, discuss matters relating to the purchase of drugs, as well as the uses, side effects, and latest news on drugs. We believe that our healthcare ecosystem creates value for both healthcare service providers and users alike, in addition to providing convenient online and offline access to a wide range of medical services and cost-effective solutions.

75

Innovative technological solutions empowered by an experienced in-house medical team

We have digitalized all of our core operations, building a full suite of digital operations systems solutions to ensure end-to-end quality control from procurement to fulfilment and delivery for the MaNaShop/MaNaStore online e-commerce platform and offline sales, teleconsultation services, issuance of electronic medical certificates, home delivery of medications, new product reviews to user feedback. For example, we employ technology for accurate demand forecasting to help us ensure the stability and quality of our product supply while increasing inventory turnover rates, and the data insights that we can gain also help us with upstream supplier selection and product selection.

We offer 24/7 quality teleconsultation services with minimal waiting time through our self-developed mobile application, which also allows optimizing of delivery routes by matching the closest clinic from our network of service providers to the user, such that the prescription submitted by the doctor following the teleconsultation will be quickly fulfilled by the dispatch and home delivery of the medications. We are also able to improve user engagement, repurchase rates, order size and user lifetime value by creating precise user preference profiles, optimizing product offerings and categories, and consistently enhancing personalized search functions and recommendations. One key feature that we have introduced to increase user engagement is the AI Facescan function on the mobile application, which allows users to know what their estimated vitals are, simply with a basic scan of their face by their phones. This is useful for one to monitor one’s own health condition, as well as for users to describe their condition to their physicians. We work with a Toronto-based technology firm that holds an award-winning and patented contactless smartphone-based blood pressure measurement technology known as transdermal optical imaging, which allows for changes in blood flow to be captured using light and the translucency of human skin, using simply the conventional camera in users’ mobile devices, to provide the AI Facescan function to our users.

In addition, as part of the MaNaCare program offered to corporate customers, we provide digital solutions such as automated and real-time administrative processing and claims management, and cashless payment services which eliminates the need for employees to first make payment before submitting claims for reimbursement. The digitization of our business enables us to optimize and provide positive user experience for both our users as well as our suppliers and service providers, which we believe has contributed to the continuous expansion of our user base and supply chain. As a result, we deeply value and will continue to invest in innovative technological solutions.

Our technology infrastructure is supported primarily by our in-house tech and medical team, and supplemented by our network of clinic service providers. We have adopted stringent hiring and screening procedures, and provide ongoing professional training for our medical staff. We believe that our dedicated in-house medical team and standardized consultation protocols also enable us to effectively deliver reliable and high-quality services, which further enhances the user experience. As of December 31, 2022, the medical team comprised more than 200 doctors and allied healthcare professionals.

Comprehensive service offerings that maximize user interactions and engagement

We believe that our success depends on the ability to serve users both when they are in need of medical care and when they are healthy, through a comprehensive range of medical-related and other service offerings. By addressing our users’ full range of healthcare needs, we maximize our user interaction frequency, which in turn increases user engagement and stickiness throughout our users’ lifetimes. We believe that consistently high-quality user experience is critical to increasing traffic on our website and mobile application.

76

We offer our users a comprehensive range of family doctor services, which includes consultation, treatment, as well as healthcare and wellness programs. Additionally, we offer a wide spectrum of other types of services such as the sale of products like OTC medications, vitamins and supplements. We also provide services such as medical screenings, and procedures such as vaccinations, serology tests and swab tests to users via MaNaShop/MaNaStore, our online e-commerce platform. MaNaShop/MaNaStore offers a wide variety of healthcare and wellness products and services, and we recommend products of potential interest based on the user’s profile, history of interactions, and other users’ data. Furthermore, we offer relevant health and wellness information via MaNaForum. We have also implemented interactive reward plans and customer referral plans that are intended to stimulate constant user engagement with our MaNaDr platform for purposes of maintaining user loyalty and increase our user base. In the year ended June 30, 2022, an average of 10% of the users who utilized our family doctor services during a month also used our other services. Through frequent interactions that are of consistent quality, we believe we can build trust and user loyalty in order to facilitate the adoption and consistent participation in our ecosystem which, in turn, broaden our user base and strengthen user engagement.

Rapidly growing and diversified monetization channels

We have demonstrated our ability to monetize our large and increasingly diversified user base, and sustain our growth from diverse medical and wellness segments, through the (i) MaNaDr website and mobile application and the provision of consumer teleconsultations, medicine, appointments and e-medical certificate services, (ii) MaNaShop/MaNaStore, the e-commerce platform for B2C sales of products and services to users, (iii) MaNaDr Clinic, which offers a comprehensive list of medical services for users who prefer in-person consultations and services, (iv) offline B2B sales of pharmaceutical products to other clinics and healthcare providers and provide health check-up services to our users and (v) MaNaCare, a one-stop employee flexi-benefits platform offering affordable and accessible healthcare and wellness solutions for employees of corporate customers. With the expansion of the suite of products and services offered on our MaNaDr platform, our total revenue had also correspondingly increased by approximately 169%, from US$2.6 million in the year ended June 30, 2021 to US$7.0 million in the year ended June 30, 2022.

We maintain a balanced mix of medical and wellness offerings that are highly sought after, and those that are designed to meet both the general and specific healthcare and wellness needs of the public. As user traffic on the website and mobile application increases and our user base grows, more partners and third-party service providers will be attracted to join our network and create monetization opportunities, which further enhances our capabilities to serve our users and our competitiveness in the telehealth solutions industry.

Strong management team with both technology and medical experiences

We benefit from the leadership of our management team that combines in-depth understanding of the technology industry in Singapore and the APAC region with expertise in Singapore’s medical and healthcare industry. This integration has enabled us to become a leading telehealth solutions provider in the Singapore telehealth solutions market with innovative AI-driven mobile solutions.

Our executive officers have an average of over 25 years of relevant industry experience. Dr. Siaw Tung Yeng, our Co-Founder and CEO, has a wealth of experience in healthcare and medical informatics. He laid the foundation for the conceptualization, development and commercialization of MaNaDr. He has been complementing his work as a Senior Consultant Family Physician with knowledge and experience in IT and healthcare and medical informatics for more than 30 years and had previously worked with the Ministry of Health of Singapore to implement IT systems and solutions. He also sits on various task forces and advisory committees of the Ministry of Health of Singapore and is actively involved in the strategic planning of medical informatics programs. He is also a member of the National Telemedicine Advisory Committee (NTAC) and sits in the Singapore Medical Council (SMC) Disciplinary Tribunal currently. Prior to founding MaNaDr, he was also the Chief Information Officer of Healthway Medical Group.

77

Dr. Teoh Pui Pui, our Co-Founder and Executive Director, is a pioneer in the telehealth solutions industry in Singapore. In 2020, she led a group of doctors, working closely with the Ministry of Health of Singapore and Migrant Workers’ Centre, to form the frontline forward triage medical care for foreign migrant workers during the peak of the COVID-19 outbreak in the dormitories in Singapore and spearheaded an island-wide roll out of tele-monitoring devices to the dormitories as part of the chronic care management and disease surveillance.

Both of our founders, Dr. Siaw Tung Yeng and Dr. Teoh Pui Pui, have been awarded with the Public Service Medal (Pingat Bakti Masyaraka) (COVID-19) by the President of Singapore in 2023, in recognition of their contributions to the public service during the COVID-19 pandemic.

Our Strategies

Expand our user base and systematically enhance our user engagement, including through technological tools, to strengthen our market position

We plan to continue to expand our user base through natural traffic, external marketing and promotional activities. Expansion through natural traffic will be achieved by word-of-mouth resulting from more comprehensive service offerings and high service quality, changes in user behavior and improved brand awareness. Expansion through external marketing will be achieved by the acquisition of new users through mobile application stores, as well as online and offline marketing activities.

We intend to further enhance our user engagement through further developing data-driven and predictive healthcare services to actively engage our users in their daily lives and further simplify their healthcare journey, such as by incorporating smart predicative AI into the mobile application and website to deliver the correct healthcare to our users on a round-the-clock basis, as well as build-in predictive and pre-emptive care automated by AI to prompt and alert the users round the clock with daily healthcare reminders and alerts. We also maintain a focus on delivering personalized and customized care to our users by allowing users to adjust and personalize their health goals.

We also intend to invest in the development of Internet of Medical Things (IoMT), which refers to a network of medical devices and applications that can connect to health care IT systems using networking technologies. Users can wear such medical devices, which contain heart rate monitoring and blood pressure sensors, with the information gathered transmitted to a cloud that can generate health reports to be reviewed by doctors. Such technology has the effect of enhancing patient care and heightening user engagement.

We will also scale up MaNaForum into a global social forum beyond APAC to serve the healthcare needs of users across the world. To deepen user engagement, we intend to leverage on innovative algorithms and incorporate short clips and smart videos based on users’ interests and state of health. We also intend to employ AI tools to provide a bridge between individual users and the global community of patients and providers with similar health issues and health interests as themselves.

In addition, with the anticipated growth in our user base, we also plan to implement blockchain technology in the next phase for decentralized storage of user data, thereby allowing users greater control over their personal information.

Expand our service and product offerings to cover the healthcare value chain

In addition to increased user engagement, we intend to further improve user stickiness through expanding service offerings to serve differentiated user needs on our platform and improving the quality of the products and services offered on our MaNaDr platform.

We plan to offer a broader range of healthcare services and products along the healthcare value chain, help our corporate clients organize targeted campaigns promoting both products and services, as well as organize workshops and seminars that target medical professionals so as to increase the brand awareness and stickiness of MaNaDr within the medical community. We will also continue our curation for quality healthcare products and services across the globe for our users so as to further improve our product offerings available on MaNaShop/MaNaStore.

78

Building on the personalized care program that we have established for users who are keen to embark on a weight management journey, we intend to roll out a similar program to manage other chronic diseases such as diabetes as well as mental health conditions.

In addition to improving user stickiness, we believe that by offering a broader range of service and product offerings across the healthcare value chain will enable us to deepen the connection with healthcare industry stakeholders and integrate them into our ecosystem. The development of long-term strong business relationships with these industry stakeholders, including healthcare and other service providers, will correspondingly enable us to attract new users who will utilize our MaNaDr platform to gain access to these stakeholders on a global level.

Selectively pursue strategic partnerships, investments and acquisitions to expand and scale up our affordable and high-quality platform beyond Singapore to other countries in the APAC region

We intend to continue to grow our user base, expand our service offerings, enhance our technological leadership, and optimize our ecosystem through selected partnerships, investments, and acquisitions covering our comprehensive medical and wellness service offerings. We plan to recruit experienced IT professionals and acquire domestic and overseas companies with advanced technology and service solutions.

Additionally, we plan to expand our reach to other countries in the APAC region, through strategic partnerships, investments, mergers and acquisitions. We believe that we can replicate our business model in these countries to address their healthcare services industry issues and unmet healthcare demands effectively and efficiently. We plan to collaborate with local partners to tailor our business model to complement the demographics and healthcare demands of these countries, and in particular, to increase the reach of our unique healthcare ecosystem including our weight management program and the management of major chronic diseases to countries beyond Singapore.

Our Main Business Activities

The diagram below illustrates how our MaNaDr platform is a 360-degree healthcare ecosystem which connects users and service providers through the range of healthcare services and product offerings that can be accessed through the mobile application and website:

79

Our MaNaDr platform is a one-stop healthcare ecosystem that delivers an integrated and comprehensive suite of products and services as we recognize the needs of our users, both when they are in need of medical care and when they want to stay healthy. Building upon an integrated technology platform, professional in-house medical team, network of quality clinic service providers, diversified and evolving range of product and service offerings, sophisticated consumer engagement strategies and well-established distribution channels, the healthcare solutions offered on our MaNaDr platform primarily encompass the following:

● MaNaDr Mobile Application: Our MaNaDr mobile application is an avenue for us to provide timely and personalized care to our users. It primarily involves the provision of teleconsultation services via online video consultation, which allows users to chat in real-time with, and send photos or videos to, doctors online, as well as hospital and/or clinic referral and appointment and inpatient arrangement by our in-house medical team and doctors from our network of clinic service providers. It thereby offers users a greater measure of convenience and satisfaction. We have also been awarded government contracts for the provision of telehealth solutions to foreign migrant workers and users under the COVID-19 home recovery program. The following screenshot shows the mobile application interface of our MaNaDr mobile application:

Our MaNaDr mobile application contains the following salient features:

▪	Consult a Doctor Online: Doctors from our in-house team and from our network of clinical service providers provide teleconsultation services to our users.

▪	Consult a Doctor Without Medicine: This is similar to the feature above, but is used in instances where the user is unwell but only requires a medical certificate and does not require medication. This forward triage sets us apart from our competitors.

▪	Consult Weight Management: We have introduced a weight management program in view of the rising obesity rates in Singapore and the world, for users to embark on their weight management journey supported by an ecosystem of healthcare and weight management solutions, well-trained weight management providers and a community of users. Under this program, the user will be placed under a doctor who will be his adviser in his weight loss journey. The weight management tools adopted include the use of appetite-control medication and requiring the user to upload a picture of their meals every day for the doctor’s review and supervision. Notifications and personal reminders will be sent to keep users engaged and motivated throughout their healthcare journey. Apart from weight management, there are also comprehensive and tailored care solutions for users with pre-diabetes and chronic diseases to ensure that they receive the treatment and support required. According to Frost & Sullivan, we are the pioneer health and med tech player in the APAC region spearheading the building of a comprehensive weight management ecosystem that aims to target over 60% of users on our MaNaDr platform who access the “Consult Weight Management” function on our MaNaDr platform who are overweight, supported by a community comprising health care providers, patients support groups and pharmaceutical companies.

▪	Pediatric Consult: This allows users to access a network of qualified and experienced doctors who are able to provide medical guidelines and answer users’ specific questions about their child’s health concerns.

▪	Request Referral Memo: This allows users to consult a GP who will issue a letter to refer users to specialists if their health condition requires specialist medical attention.

80

▪	Tele-ART: This involves the provision of real-time remote supervised self-swab ART.

▪	MaNaCare: This directs users to our MaNaCare website, a one-stop employee flexi-benefits platform offering affordable and accessible healthcare and wellness solutions for employees of our corporate customers.

▪

AI Facescan: This is a unique feature of our mobile application which demonstrates our commitment to technological innovation and automation to enhance the user experience. With a basic face scan that users can conduct via their mobile phones, this feature allows users to know what their estimated vitals (e.g. heart rate, breathing rate, systolic blood pressure, diastolic blood pressure, cardiac workload and vascular capacity etc.) are, which are useful for users to monitor one’s own general health and wellness.

▪	MaNaForum: Clicking on the icon in the mobile application will direct users to our MaNaForum, the online forum platform, which can be accessed globally and allows members of the public to post their questions anonymously on various health topics and issues, which will be answered by our panel of doctors and physicians without any fees charged, thereby bridging the inequitable access to healthcare globally. In addition, it also allows for communities of users with similar health concerns or interests to interact and share their experience and ideas in real time.

▪	MaNaChat: Our MaNaDr mobile application is also supported by a dedicated user care support center comprising a team of multilingual care coordinators to aid in the resolution of any issues that our users may have and allows users to enquire about the services that we offer on a real time basis.

▪	Home Service: This allows users to arrange for a medical professional to visit their residence to provide medical services.

▪	Clinic Visit: This allows users to schedule an appointment with a hospital or clinic on our network of service providers via the mobile application.

According to Frost & Sullivan, our MaNaDr mobile application has received a 4.8 and 4.9 star rating on the Apple App Store and Google Play Store in Singapore respectively as of June 14, 2023, and on a combined basis, MaNaDr was the most reviewed and highest rated mobile application in Singapore as of June 14, 2023 and has the largest number of teleconsultations per day in the six months ending May 2023.

●	MaNaDr Clinic – Primary healthcare services via our brick-and-mortar clinic: We have one GP clinic in Singapore with a panel of over three medical services providers offering a comprehensive range of primary healthcare services, including general medical consultations, treatment and management of acute and chronic conditions in both adults and children, vaccinations, and health screenings for work permit applications, as well as pre-employment health screening, children’s health services, geriatric care and minor surgical procedures. We also derive revenue from collecting transaction fees for appointments, issuing electronic medical certificates, laboratory review fees and memorandum fees. The clinic also serves as our Innovative Hub where we pioneer various models of care such as gender-affirming service and aesthetic care.

●	MaNaPharma – B2B sales to clinics and other healthcare service providers: We procure pharmaceutical products and medical devices, as well as engage in the wholesale distribution of pharmaceutical products to clinics in Singapore.

81

●	MaNaShop/MaNaStore – B2C sales of products and services to users: We offer a diversified and evolving range of products to users on the MaNaShop/MaNaStore online e-commerce platform (via both the website and mobile application), including healthcare products (such as medicines, health supplements, skincare, nutrition products and medical devices) and wellness products (such as personal care products and health screening packages). The products offered for sale are curated by our team of medical experts (including doctors) to ensure that the products meet the relevant quality and safety standards.

●	MaNaCare – Corporate healthcare and wellness services, which is focused on corporate customers: We provide comprehensive corporate healthcare and wellness services, ranging from GP, specialist and allied healthcare panel services to tele-consultation, in-person clinics, on-site health screening, online marketplace and wellness programs. In particular, as part of our services, there are consultants who work with our corporate customers to design a tailored health program to keep their employees healthy and engaged. We also collaborate with insurers in providing value-added services to policyholders that enable the synergistic integration of insurance and healthcare.

Collectively, we believe that our holistic ecosystem enhances the utilization efficiency of medical and healthcare resources, while providing a positive user experience.

MaNaDr Mobile Application

We offer teleconsultation services over our MaNaDr mobile application, through online consultations provided by our in-house medical team and external doctors from our network of clinic service providers. In the year ended June 30, 2022, over one million teleconsultations had been conducted on our MaNaDr mobile application.

We commenced online consultation services to address users’ needs for cost-effective and convenient evaluation of their health and other medical conditions. The teleconsultation services comprise medical consultations and wellness consultations. Medical consultations encompass consultations for a wide range of conditions and cases, with a primary focus on common and chronic illnesses, such as hypertension, diabetes, allergies and gastroenteritis. For conditions and cases that require further examination, we generally refer the user to hospitals or specialized clinics.

We also have an Al-driven platform that routes the patients to the relevant pool of healthcare providers and have one of the fastest response times in Singapore and globally, according to Frost & Sullivan.

82

The screenshots below show the user interfaces on our MaNaDr mobile application during a typical online consultation session:

Each teleconsultation session can last up to 30 to 45 minutes depending on the medical issues faced by the patients. Based on the customer’s response to enquiries on their condition, the doctor provides medical recommendations, issue prescriptions, medical certificates/memos or advises the customer to schedule examinations or appointments at hospitals or clinics and upload the results to the MaNaDr system for follow-up consultations. To enhance the efficiency and accuracy of delivery of care and increase the service capacity of the doctors, we have developed tools and algorithms that simplify the consultation process. We have also adopted a user review system for users to provide ratings and feedback on his or her teleconsultation experience in order to incentivize the doctors from our in-house team and from our network of clinic service providers to improve their quality of care. Our mobile platform also allows users to access past consultation history and communicate with doctors for follow-up consultations or new consultations.

In general, teleconsultations on our MaNaDr mobile application are provided at fees ranging from US$6 to US$15 per session, depending on the type of services, and length of consultation, and the day on which the consultation is requested. Some of our online consultation services are currently covered by government medical aid schemes, or commercially by employers.

In-house Medical Team

We have more than 1000 members, most of whom are telemedicine locums in our medical team that provide 24/7 teleconsultation support to our users. They are supported by our 24/7 customer support officers who help to coordinate care and deliveries of medicine to our users.

We adopt stringent onboarding procedures for the doctors and medical assistants, which involve multiple rounds of interviews and in-role trial evaluations. The locum doctors and medical assistants are recruited through internal referrals and external recruiting. We generally select doctor candidates with strong professional and teamwork capabilities as well as experience as attending doctors in private clinics. We require our doctors to maintain relevant professional certifications. For medical assistants, we generally select candidates who possess medical-related degrees or above, adequate computer skills, strong communication skills, as well as prior working experience in private clinics.

We provide ongoing training and professional development programs for our doctors and medical assistants. These programs encompass general and specialized medical knowledge, case studies, corporate culture, and IT skills, which are designed to enhance their professional knowledge and management skills and improve their performance. For each medical specialty, we designate a leading medical expert to take charge of the professional development of our medical team. We also encourage our doctors to attend external symposiums for professional development purposes and conduct bi-monthly town hall meetings with all our doctors and healthcare providers on any recent mobile application updates, regulatory compliance as well as sharing of experience and tips in the remote delivery of healthcare.

83

We conduct daily evaluations of our in-house doctors and medical assistants in respect of their quality of service, user feedback, and efficiency. We also practice quality control with standardized internal protocols for our teleconsulting services performed by our in-house medical team. Reminders, alerts, or even warnings are being sent out on a daily basis for any lapses in services or complaints received from users.

External Network of Service Providers

Our MaNaDr platform features a function which allows external doctors to register with us so as to access our user base. As of December 31, 2022, over 1,000 doctors had registered with us through this function. Users can leave messages for these external doctors in our network who may respond at their option when they are free. External doctors registered with us are required to agree to our terms of use, pursuant to which they need to comply with both our specified work scope and quality requirements and applicable rules and regulations. In particular, external doctors are required to provide evidence of their professional qualifications for verification. We also reserve the right to modify the relevant terms regarding external doctors’ scope of service, pricing, and how services are performed in light of market trends and commercial considerations. Additionally, under our terms of use, these external doctors are obligated to indemnify us for any losses resulting from violations of their obligations under the contracts with us.

MaNaDr Clinic

As of December 31, 2022, we had one GP clinic in Singapore with a panel of over three medical services providers. Our GP clinic provides a comprehensive range of primary healthcare services, including general medical consultations, treatment and management of acute and chronic conditions in both adults and children, vaccinations, and health screenings for work permit applications as well as pre-employment health screening, children’s health services, geriatric care and minor surgical procedures. Its main function is to serve as our Innovative Hub where we pioneer various models of care such as gender-affirming service and aesthetic care.

MaNaPharma

We procure pharmaceutical products (including medicines and health supplements) as well as medical devices. We have a retail pharmaceutical license issued by the Health Sciences Authority of Singapore, which allows us to undertake the wholesale distribution of pharmaceutical products to clinics in Singapore. We source such pharmaceutical products and medical devices from reputable partners in Singapore and other regions in the world such as China. Our partners are selected based on our stringent standards for quality, integrity and compliance with applicable laws, regulations and practices.

We add value to the clinics and other healthcare service providers which are our users by evaluating the pricing, specifications and the latest requirements in the healthcare and medical industry to assist them in procuring pharmaceutical products and medical devices in an efficient, timely and cost-effective manner (by conducting bulk purchases on behalf of the clinics).

MaNaShop/MaNaStore

We offer a wide spectrum of healthcare and wellness-related products to fulfill the needs of our users through our online e-commerce platform, MaNaShop/MaNaStore, which can be accessed via our website and mobile application.

MaNaShop/MaNaStore offers curated (i) healthcare products such as medicines, health supplements, skincare, nutrition products and medical devices, (ii) wellness products such as personal care products and health screening packages and (iii) online services such as medical screenings and procedures such as vaccinations, serology tests and swab tests to our users. We continuously seek to add more products and services that we believe will appeal to our users and which also meet the stringent standards of quality, while focusing on establishing a balanced offering of differentiated pharmaceutical and health-related products that are able to generate high volumes of traffic.

84

The catalogue of products and services available on MaNaShop/MaNaStore is regularly updated in light of market trends as well as changes in consumer needs and preferences, based on the demand from the market and inputs from healthcare practitioners. Product and service offerings are carefully chosen across different categories and identify direct sales suppliers and third-party online marketplace vendors for fulfillment to supply these products and services.

The screenshot below shows the user interface of MaNaShop/MaNaStore on our mobile application and the website, respectively:

85

There are easy site navigation, basic and advanced search functions, comprehensive product information and user reviews and ratings on MaNaShop/MaNaStore. Such functionalities address our users’ desire to view, understand and compare products before purchasing. Revenue is also generated under this segment through omni-channel advertisements placed and published on the website and the mobile application. Users are generally allowed to modify or cancel an order at any time through the online system or customer service center before the invoice is processed for the packing of the order. We accept return or exchange requests where the wrong goods are delivered, where the dosage delivered is incorrect or where the products are defective or damaged. However, once the goods are opened and/or used by the users, they cannot be returned or exchanged.

We operate MaNaShop/MaNaStore under two business models, namely, the direct sales model (whereby we procure the products from suppliers and services from service providers, which are then sold directly to users through MaNaShop/MaNaStore) and the online marketplace model (whereby we facilitate transactions between third party vendors and our users). As of December 31, 2022, there were a total of 13 direct sales suppliers and four marketplace vendors who supply products and/or services on MaNaShop/MaNaStore.

We require our direct sales suppliers and marketplace vendors to supply authentic products in a timely manner and provide quality delivery and customer services to our users. Direct sales suppliers and marketplace vendors are selected based on qualification, brand, past experience with e-commerce, reliability and volume. Background checks are also performed on the suppliers and vendors before we enter into any agreement, including on the products, the relevant licenses and certifications, compliance with applicable Singapore laws and regulations and brand recognition. We may also make inquiries about the market acceptance of their products among players in the same industry.

We have also put in place stringent rules to ensure that the sales of healthcare and wellness products within MaNaShop/MaNaStore complies with applicable Singapore laws and regulations. Direct sales suppliers and marketplace vendors may be subject to penalties or termination of their operations on MaNaShop/MaNaStore if they sell counterfeit products, delay shipment or mishandle user complaints. We have established a team dedicated to the management of direct sales suppliers and marketplace vendors on MaNaShop/MaNaStore with respect to, among others, product quality, logistics and after-sales customer services. We perform checks on the products before they are listed on MaNaShop/MaNaStore, and examine samples of those products with records of complaints or low ratings. Data relating to logistics and customer services on MaNaShop/MaNaStore is monitored on a daily basis, and regular communication with the sales suppliers and marketplace vendors is maintained in order to quickly address any issues when they arise. Regular reviews are also conducted on the performance of marketplace vendors, and we have the right to terminate their operations if they remain for an extended period or have unsatisfactory user reviews.

86

We offer competitive pricing to attract and retain users. We seek to optimize our cost structure and create incentives for direct sales suppliers to provide us with competitive prices. Under the direct sales model, prices are set by us with reference to those on other major online retailers in Singapore and general market trends and industry dynamics. The direct sales suppliers can suggest pricing changes, but such pricing changes are subject to our consent. Under the online marketplace model, marketplace vendors have the discretion to set their own product prices, which they generally undertake to offer the best prices offered to any user. We may also offer special promotions of selected products on special occasions.

MaNaCare

MaNaCare is a one-stop employee flexi-benefits platform offered by us that aims to bring affordable, accessible and automated solutions to organisations. Under MaNaCare, we offer a comprehensive range of corporate healthcare and wellness services, including GP, specialist and allied healthcare panel services, tele-consultation, in-person clinics, on-site health screening, online marketplace and forum, as well as tailor-made wellness programs to our corporate customers.

Under our MaNaCare program, the employees of corporate customers are able to connect with our doctors 24/7 via the online platform. We also have consultants who will work with our corporate customers to design a tailored health program for their company, so as to keep their employees healthy and engaged.

We also collaborate with insurance companies to provide policyholders with value-added healthcare services complementary to the insurance products to reduce costs.

Technology

The sustainability of our MaNaDr platform depends on the competence and the stability of our technology infrastructure. We operate and maintain various platforms that connect the respective systems of our service providers, suppliers and marketplace vendors on MaNaShop/MaNaStore, as well as the network of health check-up centers, hospitals, clinics and other medical institutions, which enable our users to access the full range of our services and product offerings and our service providers to conduct their operations efficiently and effectively over our platform. Resulting from the scale and complexity of our businesses, our large-scale, multi-scenario environment has enabled us to obtain valuable data assets and constantly apply our technology across our business lines, therefore generating knowledge and innovations that drive further technological development. We have also developed OtterSG, an advanced clinic management system to centralize user data and streamline medical workflows for healthcare providers, and has the aim of enhancing user care and management, and ultimately, improving overall user outcomes.

As of December 31, 2022, our research and development team comprised 27 engineering and data analysis professionals, with an average of 8 years of research and development experience in mobile, web, data and AI sectors. They are primarily engaged in building our technology platform and developing our proprietary technologies.

As of June 30, 2022, our product development and technology expenditures were approximately US$6.0 million. Our product development and technology expenditures consist of employee benefit expenses of our product development and technology staff, IT-related equipment operation expenses, network service charges and cost of additions of IT-related equipment. We expect spending on product development and technology to increase over time as we add more experienced product development and technology staff, and continue to invest in our technology platform to enhance user experience and provide value-added services to our ecosystem participants.

Data Protection

Our network configuration is secured at multiple layers to protect our databases from unauthorized access. We use sophisticated security protocols for communications among our mobile app, website, and plug-ins. To prevent unauthorized access to our system, we utilize a system of firewalls and maintain a demilitarized zone to separate our external-facing services from our internal systems. For instance, we employ tools such as SSL certification, Microsoft Azure and AWS cloud services with end-to-end encryption.

87

We conduct frequent reviews of our back-up systems to ensure that they are well-maintained and functional. We have also implemented procedures such as regular system checks, password policy, user authorization reviews and approval and data back-up, as well as data recovery tests, to safeguard our information assets and ensure the proper management of our operational data. We have data disaster recovery procedures in place and are in the process of establishing our active/active data centers.

Our data protection systems and procedures have led us to become recognized for our data protection practices by the Singapore authorities. We were the only MedTech company, and one of the six pilot organizations to be awarded the Data Protection Trustmark (DPTM) by the Infocomm Media Development Authority of Singapore (IMDA), which certifies that we have put in place responsible data protection practices and that consumers are consequently less likely to experience a data breach. Additionally, we were one of the 11 organizations invited to join the regulatory sandbox for telemedicine and mobile medicine services under Singapore’s Ministry of Health to prepare for licensing under the Healthcare Services Act (HCSA) in 2020. We have also received a Certificate of Conformance in April 2023 following an independent assessment conducted where we were found to conform to the requirements of the Cyber Security Agency of Singapore (CSA) Cyber Security Certification Cyber Essentials mark for the production and development environment for content management system (CMS) vendor providing software as a service (SaaS) solutions.

Healthcare Quality and Safety

We value the quality and safety of the medical services we provide. We have established comprehensive risk management systems and internal control procedures to minimize medical risks arising from our operations. During the six months ended December 31, 2022 and the years ended June 30, 2022 and 2021, we had not received any written notice or penalty for material non-compliance or violation of healthcare quality and safety laws or regulations, nor had we received any recommendation for improvement with respect to healthcare quality and safety from any government authority.

The skills, competence and attitude of our medical team are essential for the quality of care that our users receive. We continuously monitor the risk in relation to services provided by our medical team to ensure the risk management policies and procedures have been strictly followed so as to achieve effective and efficient governance, risk, and control processes.

We have adopted stringent onboarding procedures for doctors and medical assistants, which involve multiple rounds of written tests, interviews, and in-role trial evaluations. Our in-house medical team receives regular training on relevant safety policies, standards, protocols, and procedures and is required to strictly comply with them in all aspects of our operations. We conduct monthly evaluations of our in-house doctors and medical assistants in respect of quality of service, user feedback and efficiency.

In particular, we have adopted a quality control system with standardized consultation protocols for our teleconsulting services performed by our in-house medical team. Such systems have three-tier quality controls:

● Tier One: All doctors on-duty conduct reviews of and grade consultation cases through the doctor’s dashboard.

● Tier Two: Our medical directors will conduct reviews of consultation cases of low grades or those with issues and provide comments on and select a number of samples for review.

● Tier Three: Our Quality Control Training Department and the expert committee make determinations on the consultation cases with issues and select a number of samples for review.

Should any issues arise from any tier as stated above, our quality control personnel will report to the Quality Control Training Department within 24 hours for it to render intervention or grading for relevant cases. We have set up an expert committee to oversee the three-tiered quality control system and supervise the quality control process. As of December 31, 2022, the expert committee comprised six licensed doctors who are highly regarded authorities in their respective fields. During the six months ended December 31, 2022 and the years ended June 30, 2022 and 2021, we did not receive any medical malpractice claim against our medical team or ourselves.

88

For external doctors, we generally require them to strictly adhere to the work scope and quality requirements specified in the agreements in compliance with applicable legal and regulatory requirements. Additionally, under our terms of use, these external doctors are obligated to indemnify us for any losses resulting from violations of their obligations under the contracts with us. After an external doctor has registered with us, we perform detailed checks on credentials and background before he or she is granted access to our user base, and the profile information of external doctors displayed on our mobile platform needs to be tailored accordingly and subject to internal review. We regularly analyze cases where a user requests a refund, and sample the consultation records of the external doctors to identify the reasons for such requests. We also monitor the volume of consultations conducted by external doctors and their response rates. Based on the foregoing factors, among other things, we have established an evaluation system that imposes penalties, such as reductions in fee and termination of services, on external doctors providing unsatisfactory service.

For healthcare service providers in our network, we consider a variety of factors such as reputation, scale of business, service quality and capability, as well as their facilities before commencing cooperation with them. We require such healthcare service providers to maintain appropriate licenses, comply with relevant laws and regulations, and follow our standardized service offering and pricing guidelines. We also carefully monitor feedback from our users on the services provided by these healthcare service providers, and take that into consideration when determining our continued cooperation with such healthcare service providers. The healthcare service providers are responsible for any losses to users resulting from disputes or breach of obligations in relation to the provision of the relevant services.

Competition

We have achieved a strong competitive position in the Singapore telehealth solutions industry. According to Frost & Sullivan, MaNaDr is a leading telehealth solutions provider in Singapore in terms of the number of countries covered by our platform. Furthermore, the reach of our MaNaDr platform extends to countries in the APAC region, and we are the only telehealth solutions company based in Singapore that provides integrated smart health-tech services in the APAC region. However, we face competition in certain of our business segments, including in terms of our provision of telehealth solutions and our MaNaShop/ MaNaStore e-commerce business.

We anticipate that the telehealth solutions market will continue to grow in response to rapid technological changes and innovation, evolving industry standards and shifting user preferences.

We believe that the primary competitive factors in our industry are user experience, brand recognition and reputation, service and product quality and selection, medical resources, technological capabilities and pricing. Additionally, new and enhanced technologies may increase the competition in the telehealth solutions industry. We believe that we are well positioned to effectively compete on the basis of the foregoing factors. However, some of our current or future competitors may have greater brand recognition, better supplier relationships, larger user bases or greater financial, technical or marketing resources than we do.

Sales and Marketing

We employ a variety of methods to attract potential users. Generally, we expand our user base through natural traffic, external marketing, and promotional programs:

● Natural traffic is achieved by word-of-mouth resulting from free and quality services and products offered on our platform, such as reward plans, and wellness content;

● We also organize frequent roadshows, events, seminars, webinars and health screenings for the promotion of our platform and services to healthcare professionals and users alike. These include talks that invite various healthcare professionals, including doctors, dieticians, counsellors, physiotherapists as keynote speakers. In 2023, we also organized a “MaNaDr Health Day” in conjunction with World Obesity Day, for participants to learn more about obesity from the perspective of various professional healthcare providers.

● Promotional activities include our reward programs which encourage users to share with their friends and family members, and facilitate the conversion of our active users to paying users.

89

Our principal marketing programs include advertising our company and our solutions through our mobile platform and other media. We also participate in industry events, trade shows and conferences. Additionally, we have created integrated marketing campaigns, such as innovative reward plans programs to attract new users. As of December 31, 2022, our business team comprised five key business professionals supported by sales representatives.

Health, Safety and Environment

We do not operate any production facilities. Additionally, for direct sales on MaNaShop/MaNaStore, we engage third parties to ship and deliver products to our users. Therefore, we are not subject to significant health, safety or environmental risks. During the six months ended December 31, 2022 and the years ended June 30, 2022 and 2021, we had not been subject to any fines or other penalties due to non-compliance with health, safety or environmental regulations.

Intellectual Property

We seek to protect our intellectual property rights through a combination of trademark, copyright and trade secret protection laws in Singapore and other jurisdictions, as well as through confidentiality agreements and procedures with our employees, partners and others.

As of December 31, 2022, we had registered our domain name, manadr.com. We have 22 trademarks and 2 patents registered in Singapore.

Employees

As of December 31, 2022, we had 58 employees globally, with 29 employees who are based in Singapore and 29 employees who are based in Vietnam. The following table sets forth a breakdown of employees categorized by function as of December 31, 2022:

	Number of Employees	Percentage
Product Development and Technology	27	46.56%
Operations	2	3.45%
Medical Team	6	10.34%
Sales and Marketing	2	3.45%
Management, Administration, Finance, Human Resource and Pharmacist	21	36.2%
Total	58	100%

As at December 31, 2022, we also had 19 part-time staff mainly for our operations division.

We have developed various methods to ensure that our employees are adequately and correctly trained for the functions they perform and are aware of the legislation affecting our business. Our success depends on our ability to attract, retain, and motivate qualified employees. We endeavor to offer our employees competitive compensation packages and a positive, dynamic, and creative work environment. We believe that we maintain a good working relationship with our employees, and we have not experienced any material employment disputes or work stoppages.

Save for the fact that the Vietnam representative office of our subsidiary, Mobile Health Pte. Ltd. has entered into a collective bargaining agreement with its employees, no collective bargaining agreement has been put in place.

90

We enter into standard employment contracts with our employees. We also enter into standard confidentiality agreements with all of our employees.

Insurance

We maintain public liability and fire insurance for our clinic and pharmacy, as well as work injury compensation for our staff.

During the six months ended December 31, 2022 and the years ended June 30, 2022 and 2021, we had not made any material insurance claims in relation to our business.

Facilities

Our headquarters are located in Singapore. In Singapore, we leased an aggregate of approximately 1,500 square feet of office space, a commercial unit used for storage and office purposes of approximately 430 square feet and a clinic of approximately 480 square feet, as well as 1,500 square feet of office space in Vietnam as of December 31, 2022.

Legal Proceedings

We are currently not a party to any material legal or administrative proceedings. We may from time to time be subject to various legal or administrative claims and proceedings arising from the ordinary course of business. Any litigation or other legal or administrative proceedings, regardless of the outcome, is likely to result in substantial costs and diversion of our resources, including our management’s time and attention.

Corporate Social Responsibility

We view corporate social responsibility as both a responsibility and a competitive advantage. We recognize that we have an obligation towards our employees, investors, users and the community as a whole. We believe our reputation, together with the trust and confidence of those with whom we deal with, is one of our most valuable assets. We seek to maintain our reputation and such trust and confidence, and we are committed to achieving long-term mutually sustainable relationships with our stakeholders.

During the COVID-19 pandemic in Singapore, we worked with the Singapore Ministry of Manpower and Ministry of Health to curb the rising infection rates in the community. We had deployed more than 100 customized tele-kiosks to migrant worker dormitories to facilitate the provision of medical teleconsultation and timely delivery of medication. We also gathered more than 200 medical doctors and specialists to work together in the provision of timely teleconsultation at the peak of the COVID-19 pandemic. This contributed to the reduction of the number of visits to hospitals, which freed up resources in hospitals’ Emergency Department for medical emergencies to be attended to. Through the customized mobile application, the foreign migrant workers were able to easily raise a teleconsultation with our team of medical practitioners with a few simple clicks. The teleconsultation was also tagged to their identification number such that delivery of medication to their dormitories could be arranged in a timely manner.

In addition, our panel of medical practitioners also supported the Singapore Ministry of Health’s Home Recovery Program for COVID-positive patients under home recovery and quarantine order by screening patients virtually to confirm that they are suitable for home recovery, providing teleconsultations, delivering medication and in-person swabbing services.

For our services rendered to Singapore during the COVID-19 pandemic, including our support towards the provision of medical services to migrant workers and our assistance in the Singapore Government’s Home Recovery Program for COVID-positive patients, we were awarded The President’s Certificate of Commendation (COVID-19) in 2023 as well as a Certificate of Appreciation by the Singapore Ministry of Manpower in 2022.

91

Regulation

Our Group is subject to the laws and regulations of Singapore, where some of our Group Companies carry on their business and operations. This section sets forth a summary of the most significant rules and regulations that affect our business activities in Singapore. They are not exhaustive and are only intended to provide some general information to prospective investors. They are neither designed nor intended to be a substitute for professional advice. We recommend that prospective investors should consult their own advisers regarding the implications of such laws and regulations on our Group.

Private Hospitals and Medical Clinics Act 1980 of Singapore (the “PHMC Act”) and Private Hospitals and Medical Clinics Regulations 2003 (the “PHMC Regulations”)

Private hospitals, medical clinics, clinical laboratories, and healthcare establishments in Singapore are currently regulated by the PHMC Act and relevant subsidiary legislation, which is primarily the PHMC Regulations. The Healthcare Services Act 2020 of Singapore (the “HCSA”) provides for the regulation of healthcare services and other connected or incidental matters and will repeal the PHMC Act. However, amendments to the HCSA have been and will be implemented in phases to assist professionals in the transition from the PHMC Act to the HCSA, with Phase 1 being implemented on 3 January 2022, Phase 2 in June 2023, and Phase 3 by December 2023. See also “Healthcare Services Act 2020” below.

The PHMC Act and PHMC Regulations provide for, inter alia, the factors that determine when a license may be issued or refused, persons who may manage medical clinics or clinical laboratories and their duties, the suspension or revocation of licenses, the establishment of quality assurance committees by the licensees of medical clinics or clinical laboratories and the powers of the Director-General of Health (the “DGH”).

In addition, under the PHMC Regulations, the licensee of a private hospital, medical clinic or healthcare establishment is required to keep and maintain proper medical records. Licensees are required under the PHMC Regulations to take all reasonable steps, including implementing such processes as are necessary, to ensure that the medical records are as accurate, complete and up-to-date as are necessary for the purposes for which they are to be used, and to implement adequate safeguards (whether administrative, technical or physical) to protect the medical records against accidental or unlawful loss, modification or destruction, or unauthorized access, disclosure, copying, use or modification.

Under the PHMC Regulations, licensees are also required to periodically monitor and evaluate the safeguards to ensure that they are effective and being complied with by the persons involved in handling the medical records, ensure that each person handling the medical records is aware of his role and responsibility in maintaining the confidentiality, integrity and availability of the medical records, as well as take reasonable care in the disposal or destruction of the medical records to prevent unauthorized access to the records.

Under the PHMC Regulations, any changes in the appointment of any person as the manager or deputy manager of a licensee of a private hospital, medical clinic or clinical laboratory or any intention by a licensee to cease operating or to let, sell or in any way dispose of a private hospital, medical clinic or healthcare establishment shall require notification to be made to the DGH.

If a private hospital, medical clinic, clinical laboratory, or healthcare establishment is not licensed or is used otherwise than in accordance with the terms and conditions of its license, every person having the management or control thereof shall be guilty of an offense and shall be liable on conviction to a fine not exceeding S$20,000 or to imprisonment for a term not exceeding two years or to both. The DGH may order the person having the management or control of any unlicensed private hospital, medical clinic, clinical laboratory or healthcare establishment to close that private hospital, medical clinic, clinical laboratory or healthcare establishment either forthwith or within the time that the DGH specifies.

92

Regulation 42 of the PHMC Regulations also requires that every medical clinic shall have medical and surgical equipment, instruments, appliances and materials which shall be functional, effective and comply with established or recommended procedures for their maintenance and use.

Any person who contravenes any of the provisions of the PHMC Regulations or who fails to comply with any direction issued by the DGH under the PHMC Regulations shall be guilty of an offense and shall be liable on conviction to a fine not exceeding S$2,000 or to imprisonment for a term not exceeding 12 months or to both.

Healthcare Services Act 2020

As part of Phase 1 of the implementation of the amendments to the HCSA, healthcare service providers that currently hold PHMC Act licenses are encouraged to port over their existing license to a HCSA license or obtain a new HCSA license. As part of Phase 2 of the implementation, healthcare service providers would have had to transit their license under the PHMC Act to the HCSA in order to continue offering their healthcare services. One of our Group companies, MaNaDr Clinic Pte. Ltd., operates a medical clinic in Singapore. Our medical clinic in Singapore under the name “MaNaDr Clinic” located at 371 Beach Road, #02-52 City Gate, Singapore holds a license issued by the Ministry of Health of Singapore (the “MOH”), which is subject to the HCSA, and any directions or guidelines as may be given or issued from time to time by the DGH.

Section 8 of the HCSA provides that a person must not provide a licensable healthcare service unless the person is authorized to do so by a license under the HCSA. Any person who contravenes this provision shall be guilty of an offense and shall be liable on conviction to a fine not exceeding S$100,000 or to imprisonment for a term not exceeding two years or to both but if the person has any previous qualifying conviction, to a fine not exceeding S$200,000 or to imprisonment for a term not exceeding two years or to both. Section 9 of the HCSA further provides inter alia that a licensee must not provide a licensable healthcare service at any permanent premises in Singapore that is not an approved permanent premises for the provision of the licensable healthcare service or using any conveyance that is not an approved conveyance for the provision of the licensable healthcare service or by any other service delivery mode that is not approved for the provision of the licensable healthcare service. A licensee that contravenes this shall be guilty of an offense and shall be liable on conviction in the case of a first offense, to a fine not exceeding S$50,000 or to imprisonment for a term not exceeding 12 months or to both and if the licensee has a previous qualifying conviction, to a fine not exceeding S$100,000 or to imprisonment for a term not exceeding 12 months or to both.

Pursuant to the amendments to the HCSA, the regulatory scope under the HCSA will be broadened to include healthcare services, nursing and allied health services (such as physiotherapy and radiation therapy), traditional medicine as well as complementary and alternative medicine. In recognition of new and emerging healthcare services that are not based out of physical locations, such as telemedicine and mobile medical services, the regulatory basis will be shifted from a “premises-based” licensing regime to a “services-based” licensing regime in which healthcare providers will be licensed based on the types of services they provide, instead of the physical premises on which the services are provided.

Governance and oversight over the provision of healthcare services will also be strengthened following the implementation of the amendments to the HCSA. In this regard, the HCSA will introduce: (a) enhanced roles for the principal officer (in respect of a licensed healthcare service) responsible for overseeing the day-to-day operations of the service and ensuring operational compliance with the HCSA; (b) the requirement for the appointment of a clinic governance officer for certain selected services responsible for clinical and technical oversight of more complex services that require specialized expertise; and (c) the requirement that the governing body of a licensed healthcare service to possess the competence and skills to carry out its role.

The amendments to the HCSA will also authorize the MOH to obtain and publish information on non-compliant licensees and unlicensed providers. Publicity restrictions will also be tightened to prohibit unlicensed persons from advertising healthcare service claims. Additionally, licensees will be required to contribute to the National Electronic Health Record (the “NEHR”). NEHR enables a patient’s health record to follow them regardless of where they seek treatment such that a patient’s records will not be lost should a provider cease operations.

Safeguards will be put in place to ensure that patients’ NEHR records are kept confidential. NEHR can be accessed only for purposes of patient care, and not for other purposes, including assessment for employment and insurance. Measures, including the provision of access logs to patients and regular audits on NEHR access, will be instituted to protect against illegitimate access. Penalties will be imposed for unauthorized access. All patients will by default have their specified health data contributed to NEHR. Patients who do not wish for their records to be accessed via NEHR may opt-out. Patients who have opted out will continue to have their information uploaded to NEHR, but with access blocked (that is, no healthcare providers can access their NEHR record) to allow past information to be unlocked should the patient choose to opt back in at a later point in time.

The amendments to the HCSA also aims to update the penalties for offenses to be aligned with comparable offenses under other recently enacted legislations.

93

Medical Registration Act 1997 of Singapore (the “Medical Registration Act”)

The practice of medicine by doctors in Singapore is subject to the Medical Registration Act, which provides for, inter alia, the establishment of the Singapore Medical Council (the “SMC”) and the registration of medical practitioners in Singapore. The functions of the SMC include, inter alia:

(a)       keeping and maintaining registers of registered medical practitioners;

(b)       approving or rejecting applications for registration under the Medical Registration Act or approving any such application subject to such restrictions as it may think fit;

(c)       issuing practising certificates to registered medical practitioners;

(d)       making recommendations to the appropriate authorities for the training and education of registered medical practitioners; and

(e)       determining and regulating the conduct and ethics of registered medical practitioners.

Under Section 13 of the Medical Registration Act, no person shall practice medicine or do any act as a medical practitioner unless he is registered under the Medical Registration Act and has a valid practising certificate. Under Section 17 of the Medical Registration Act, any person who is not qualified and, inter alia, (a) practises medicine; (b) willfully and falsely pretends to be a duly qualified medical practitioner; (c) practises medicine or any branch of medicine, under the style or title of physician, surgeon or doctor; or (d) advertises or holds himself out as a medical practitioner, shall be guilty of an offense and shall be liable on conviction to a fine not exceeding S$100,000 or to imprisonment for a term not exceeding 12 months or to both. In the case of a second or subsequent conviction, a fine not exceeding S$200,000 or imprisonment for a term not exceeding two years or to both.

Nurses and Midwives Act 1999 of Singapore (the “Nurses and Midwives Act”)

The practice of nursing by nurses is regulated by the Nurses and Midwives Act. Nurses require a valid practising certificate issued by the Singapore Nursing Board under Section 18 of the Nurses and Midwives Act.

According to Section 26 of the Nurses and Midwives Act, any person who is not qualified and inter alia, (a) takes or uses the name or title of nurse in any language, either alone or in combination with any other words or letters, or any name, title, addition, description, uniform or badge, implying that the person is a qualified nurse or that the person is qualified to carry out an act of nursing; (b) being a person whose name is included in any part of the Roll of Nurses (the “Roll”), takes or uses any name, title, addition or description or otherwise does any act which falsely implies that the person’s name is included in some other part of the Roll, as the case may be; (d) knowing that some other person is not a qualified nurse and with intent to deceive, makes any statement or does any act calculated to suggest that that other person is a nurse or qualified nurse, shall be guilty of an offense and shall be liable on conviction to a fine not exceeding S$10,000.

Under Section 30 of the Nurses and Midwives Act, any person who (a) procures or attempts to procure registration, enrolment, a certificate of registration, a certificate of enrolment or a practising certificate, by knowingly making or producing or causing to be made or produced any false or fraudulent declaration, certification, application or representation whether in writing or otherwise; (b) willfully makes or causes to be made any false entry in the Roll; (c) forges or alters a certificate of registration, a certificate of enrolment or a practising certificate; (d) fraudulently or dishonestly uses as genuine a certificate of registration, a certificate of enrolment or a practising certificate which the person knows or has reason to believe is forged or altered; or (e) buys, sells or fraudulently obtains a certificate of registration, a certificate of enrolment or a practising certificate, shall be guilty of an offense and shall be liable on conviction to a fine not exceeding S$10,000 and, in the case of a second or subsequent conviction, to a fine not exceeding S$20,000 or to imprisonment for a term not exceeding six months or to both.

Section 28 of the Nurses and Midwives Act provides that there must not be the employment or engagement of a person who is not a qualified nurse to carry out any act of nursing. An employer who contravenes this by hiring unqualified persons to carry out nursing acts shall be guilty of an offense and shall be liable on conviction to a fine not exceeding S$10,000 and, in the case of a second or subsequent conviction, to a fine not exceeding S$20,000 or to imprisonment for a term not exceeding six months or to both.

94

Pharmacists Registration Act 2007 of Singapore (the “Pharmacists Registration Act”)

If a person did not obtain the required certifications and requirements by the Singapore Pharmacy Council in accordance with Section 22 of the Pharmacists Registration Act, to act validly as a pharmacist, he or she would be deemed as unauthorized to act as a pharmacist.

Under Section 28 of the Pharmacists Registration Act, an unauthorized person shall be guilty of an offense if the person (a) practices pharmacy; (b) willfully and falsely pretends to be a duly qualified pharmacist; (c) practises pharmacy or any branch of pharmacy, under the style or title of a pharmacist or under any name, title, addition or description implying that the person holds any diploma or degree in pharmacy or in any branch of pharmacy; (d) takes or uses the name or title of pharmacist, pharmaceutical chemist, druggist, apothecary, or any other word in any language having the same meaning or with similar intent; (e) takes or uses any name, title, sign, uniform, badge, or any other addition or description implying, whether in itself or in the circumstances in which it is used, that the person is qualified to practise as a pharmacist; or (f) advertises or holds himself or herself out as a pharmacist. In addition, Section 29 of the Pharmacists Registration Act provides that where an offense is committed under Section 28 of the Pharmacists Registration Act by any unauthorized person acting as an employee, an agent or a partner of another person, that other person shall also be guilty of an offense

Our subsidiary, 1Healthservice Pte. Ltd., holds a pharmacy license issued by the Health Sciences Authority (the “HSA”).

Health Products Act 2007 of Singapore (the “Health Products Act”)

The Health Products Act and the regulations thereunder regulate, inter alia, the manufacture, import, supply, presentation and advertisement of health products, which include therapeutic products, medical devices and cosmetic products.

Under the Health Products Act, except in such cases as may be prescribed, a valid importer’s license is required to import therapeutic products and medical devices and a valid wholesaler’s license is required to engage in the wholesale supply of therapeutic products and medical devices. In addition, no person shall supply any therapeutic product or medical device to any other person unless such therapeutic product or medical device has been registered in accordance with the provisions of the Health Products Act. Any person who contravenes these provisions is guilty of an offense.

An application for an importer’s license or a wholesaler’s license for a therapeutic product must be made to the HSA in the prescribed form and manner. The Health Products (Therapeutic Products) Regulations stipulate certain requirements that must be satisfied before such license may be issued to an applicant. An applicant of an importer’s license or a wholesaler’s license must also be able to provide and maintain, or ensure the provision and maintenance of, such staff, premises, equipment and facilities for the handling and storage of the therapeutic product as are necessary to prevent the deterioration of the therapeutic product while it is in the applicant’s ownership, possession or control. In addition, an applicant for an importer’s license or a wholesaler’s license must be able to comply with the relevant Good Manufacturing Practice or Good Distribution Practice standards.

No license is required for the manufacture, importation or wholesale supply of cosmetic products in Singapore. However, the Health Products (Cosmetic Products – ASEAN Cosmetic Directive) Regulations 2007 provides that prior notification to the HSA in the prescribed form is required before a cosmetic product may be supplied in Singapore, unless the cosmetic product is supplied solely as a sample in connection with any advertising, sponsorship or promotional activity, is supplied solely for testing or trial use in connection with any research or development of that product or is manufactured by or in accordance with the specifications of a medical practitioner, and supplied solely by that medical practitioner for the use of patients under his care. Any person who contravenes this provision is guilty of an offense.

The Health Products Act imposes various duties on importers, suppliers and registrants of health products. In particular, the Health Products Act stipulates that where an importer, a supplier or a registrant of a health product becomes aware of any defect in the health product or any adverse effect that has arisen or can arise from the use of the health product, such person has a duty to inform the HSA of the defect or adverse effect within a prescribed time. Any person who fails to do so is guilty of an offense.

Regulation 4 of the Health Products (Licensing of Retail Pharmacies) Regulations stipulates that a person must not supply any specified health product through telepharmacy services unless the person has a valid pharmacy license and has obtained the prior approval of the HSA to provide telepharmacy services at or from the retail pharmacy specified in the pharmacy license and complies with the conditions imposed by the HSA.

95

Medicines Act 1975 of Singapore (the “Medicines Act”)

Our pharmacy in Singapore holds a pharmacy license issued by the HSA and is subject to the provisions of the Medicines Act and any directions or guidelines as may be given or issued from time to time by the HSA. The Medicines Act makes provisions with respect to medicinal products and medical advertisements and matters connected therewith. It applies generally to medicinal products, including Chinese proprietary medicines, but does not apply to therapeutic products, medical devices and cosmetic products, which are governed under the Health Products Act. The Medicines Act stipulates, inter alia, that no person shall sell any medicinal product by way of wholesale dealing except in accordance with a wholesale dealer’s license. Any person who contravenes these provisions is guilty of an offense.

Pursuant to the provisions of the Medicines Act, in determining whether to issue or refuse to issue a license, the HSA shall have regard to the safety of medicinal products to which the application relates, the efficacy of medicinal products for the purposes for which it is proposed to be administered, the quality of medicinal products and the provisions proposed for securing that the products as sold or supplied will be of that quality and whether the grant of a product license for the medicinal products will be in the public interest.

Pursuant to the Medicines Act, the person selling or supplying any medicinal product must adhere to regulations concerning labelling, marking and display of distinctive marks on containers and packages of medicinal products. Further, persons who publish any medical advertisement that refers to any skill or service relating to the treatment of any disease or condition, or directly or indirectly suggest that the article advertised will prevent, alleviate or cure any disease or condition, shall be guilty of an offense under the Medicines Act.

The relevant subsidiary legislation, primarily the Medicines (Registration of Pharmacies) Regulations (the “Registration of Pharmacies Regulations”), provides that a pharmacy must be registered with the HSA and be controlled and managed by a full-time qualified pharmacist registered with the Singapore Pharmacy Council. Prior to the issuance of a pharmacy’s certificate of registration, a pre-approval audit of the pharmacy will be conducted by the HSA.

The qualification requirements and application processes for registration of pharmacists and the regulation of the practice of pharmacy in Singapore are governed by the Pharmacists Registration Act.

Personal Data Protection Act 2012 (the “PDPA”)

The PDPA generally requires organizations to give notice and obtain consents prior to collection, use or disclosure of personal data (being data, whether true or not, about an individual who can be identified from that data or other accessible information), and to provide individuals with the right to access and correct their own personal data. Organizations have mandatory obligations to assess data breaches that they suffer, and to notify the Personal Data Protection Commission (the “PDPC”) and the relevant individuals where the data breach is of a certain severity. The PDPA also imposes various baseline obligations on organizations in connection with permitted uses of, accountability for, the protection of, the retention of, and overseas transfers of, personal data.

The PDPA creates various offenses in connection with the improper use of personal data, certain methods of collecting personal data and certain failures to comply with the requirements under the PDPA. These offenses may be applicable to organizations, their officers and/or their employees. Offenders are liable on conviction to fines and/or imprisonment. The PDPA empowers the PDPC with significant regulatory powers to ensure compliance with the PDPA, including powers to investigate, give directions and impose a financial penalty of (i) 10% of the annual turnover in Singapore of the organization, in the case of a contravention on or after the date of commencement of Section 24 of the Personal Data Protection (Amendment) Act 2020 by an organization whose annual turnover in Singapore exceeds S$10 million or (ii) S$1 million in any other case. In addition, the PDPA created a right of private action, pursuant to which the Singapore courts may grant damages, injunctions and relief by way of declaration, to persons who suffer loss or damages directly as a result of contraventions of certain requirements under the PDPA.

96

Management

Directors and Executive Officers

The following table provides information regarding our directors, executive officers and key personnel upon the SEC’s declaration of effectiveness of our registration statement on Form F-1, of which this prospectus forms a part.

Directors and Executive Officers	Age	Position/Title
Siaw Tung Yeng	58	Co-Chief Executive Officer/Director
Teoh Pui Pui	46	Co-Chief Executive Officer/Chief Operating Officer/Chairwoman of the Board/Director
Lai Kuan Loong Victor	45	Independent Director
Lun Kwok Chan	76	Independent Director
Gabe Rijpma	48	Independent Director
Peng Chee Yong	38	Chief Financial Officer
Rex Chin Chien Howh	35	Financial Controller
Law Pei Bei	34	Chief Business Officer
Nathan Siaw Seng Taat	29	Chief Medical Officer
Felicia Chan Siew Siew	39	Chief Technology Officer

Siaw Tung Yeng, our co-founder and director, has served as the Co-Chief Executive Officer since our inception in 2016. Dr. Siaw has more than 30 years of professional experience in healthcare and medical informatics, and has been a senior consultant in family medicine since 2004. Dr. Siaw has also been complementing his work as a physician with IT knowledge for over 20 years. Prior to founding the Company, Dr. Siaw served as chief information officer, chairman of medical audit subcommittee and regional medical director of Healthway Medical Group from 2000 to 2004. Healthway Medical Group has one of the largest networks of clinics and medical centers in Singapore, operating more than 100 clinics and medical centers. From 2004 to 2020, Dr. Siaw served as a director overseeing the operation of United Vision Holdings Pte Ltd, which owns several family medicine clinics across Singapore. During the same period, Dr. Siaw also served as a senior consultant family physician of Healthmark Family Medicine Clinic managed by United Vision Holdings Pte Ltd, where he was in charge of delivering comprehensive, continuing and holistic care of all patients in the context of family practice. From 2006 to 2021, Dr. Siaw had been a medical director at Gloco Pte Limited Singapore, which provides health IT services since 2006. Since 2013, Dr. Siaw has been an examiner for Graduate Diploma in Family Medicine. He was also a clinical lecturer (Family Medicine) for Yong Loo Lin School of Medicine, National University of Singapore from 2013 to 2020. Dr. Siaw graduated from the National University of Singapore with a Bachelor of Medicine, Bachelor of Surgery degree in 1991 and a Master of Medicine degree in 1995. He was also awarded fellowship at the College of Family Physician in 2000.

Currently, Dr. Siaw also serves as a member of Singapore Medical Council’s Complaints Panel, a member of Singapore Medical Council’s Disciplinary Committee, a senior consultant family physician of HealthLight Family Medicine Clinic, an examiner in Graduate Diploma in Family Medicine examination, and an advisor of Singapore Family Medicine Continuing Medical Education.

Teoh Pui Pui, our co-founder, director and Chairwoman of the Board, has been our Co-Chief Executive Officer and Chief Operating Officer since 2019 and is primarily responsible for developing and implementing business strategies, managing relationships with key stakeholders and overseeing the day-to-day operations of the organization. Dr. Teoh is also our medical doctor in charge of medical diagnosis and treatment. Dr. Teoh also serves as the director of EC Family Clinic and the director of Punggol Ripples Family Clinic in Singapore. In these roles, Dr. Teoh is primarily responsible for the management of the clinics, overseeing the clinics’ strategic objectives, policies and overall directions. From 2004 to 2007, Dr. Teoh served as an instructor in Advance Trauma Life Support. From 2003 to 2007, Dr. Teoh served as the surgical resident (general surgery and hand surgery) of National Healthcare Group, which is a leader in public healthcare in Singapore and recognized for the quality of its medical expertise and facilities. Dr. Teoh was a member of the American Academy of Family Physicians from 2013 to 2017 and an academy member of International Master Course on Aging Science Asia from 2016 to 2017. She currently serves as an associate of American Aesthetic Association, a member of American Society for Laser Medicine and Surgery, Inc, and a member of American Academy of Aesthetic Medicine. Dr. Teoh graduated with a Bachelor of Medicine, Bachelor of Surgery degree from National University of Singapore in 2002, a Post Graduate Diploma in Practical Dermatology from Cardiff University, UK in 2010, a Post Graduate Diploma in Family Medicine from National University of Singapore in 2011, and a Post Graduate Diploma in Aesthetic Medicine from American Academy of Aesthetic Medicine in 2016. She also holds various certificates, including the Certificate of Accreditation Family Physician awarded by the Ministry of Health of Singapore, the Certificate of Registration Family Physician awarded by the Singapore Medical Council, as well as Certificate in Aesthetic Medicine and Certificate in Mesotherapy awarded by the American Academy of Aesthetic Medicine.

97

Lai Kuan Loong Victor will begin serving as our independent director immediately upon the SEC’s declaration of effectiveness of our registration statement on Form F-1, of which this prospectus forms a part. Mr. Lai will serve as the chairman of the audit committee and as a member of the compensation and nominations committees. Mr. Lai has over 20 years of professional and management experience with a focus on corporate advisory in the capital markets sector. He is currently the principal consultant at CitadelCorp Pte Ltd since 2020, where he advises clients on corporate transactions and governance matters. Mr. Lai started his career at PricewaterhouseCoopers in 2002, and his last position there was Director in 2014. During his tenure, he covered both audit and advisory engagements. From 2015 to 2019, he was the Regional Managing Director at Boardroom Limited, where he advised clients on corporate governance, compliance with listing rules, and various listing and de-listing transactions. At present, he also serves as an independent director and chairman of the board at Astaka Holdings Limited, a SGX-listed property development and management company, since 2019, and as an independent director at Universal Terminal(s) Pte Ltd, a company providing fuel storage services, since 2020. Since 2021, he has been an external adviser at Bain & Company, where he is engaged by Bain’s clients to advise on commercial and regulatory due diligence matters, and a member of the Audit Committee of the Research Entities of Agency for Science, Technology and Research (A*STAR), a statutory board under the Ministry of Trade and Industry of Singapore.

Mr. Lai obtained his bachelor of accountancy with honors from Nanyang Technological University and was qualified as a Chartered Accountant (Practising) by the Institute of Singapore Chartered Accountants in 2002. He obtained his Public Accountant qualification in 2014 from the Accounting & Corporate Regulatory Authority.

Lun Kwok Chan will begin serving as our independent director immediately upon the SEC’s declaration of effectiveness of our registration statement on Form F-1, of which this prospectus forms a part. Dr. Lun will serve as the chairman of the nominations committee and as a member of the audit and compensation committees. Dr. Lun has more than 40 years of professional experience in medical science and informatics. He founded and is currently the chief executive officer of Gateway Consulting Pte Ltd, since 2006 a company specializing in professional training in the areas of biostatistics and health informatics. He began his career as a lecturer at the Faculty of Science, National University of Singapore (“NUS”) in 1974, and left NUS as an associate professor in 2001. From 2007 to 2008, he briefly taught at Duke-NUS Graduate Medical School. From 2001 to 2010, Dr. Lun held various positions at Nanyang Technology University, including serving as the adjunct professor and vice dean of the School of Biological Science. He was the professorial fellow at the Department of Information Systems, NUS when he retired in 2014.

Dr. Lun obtained his bachelor of science degree from the University of Singapore in 2017, his Ph.D. degree from the University of Birmingham in 1971, and his master of science degree from the University of London in 1980. He has been appointed as the course director of 10x10 International Course on Health Informatics, in collaboration with Oregon Health and Science University, USA since 2022, and has been serving on the editorial board of the Journal of Experimental and Clinical Medicine since 2009.

Gabe Rijpma will begin serving as our independent director immediately upon the SEC’s declaration of effectiveness of our registration statement on Form F-1, of which this prospectus forms a part. Mr. Rijpma will serve as the chairman of the compensation committee and as a member of the audit and nominations committees. Mr. Rijpma is currently the chief executive officer and director of Aceso Health, a company delivering platform solutions for the healthcare industry aimed at enhancing the experience of care for both patients and healthcare providers. From 2006 to 2019, he held various positions at Microsoft across multiple geographies including Australia, the United States, and Singapore. His most recent role there was the senior director of Health & Social Services for Asia, where he led his team to scale up an emerging health business rapidly. Mr. Rijpma received his education in Business Computing from the Christchurch Institute of Technology from 1992 to 1994. He is also a fellow of the Australasian Institute of Digital Health and a founding fellow of Health Informatics New Zealand.

98

Peng Chee Yong joined our Company in 2022 and is currently our Chief Financial Officer overseeing key financial aspects including management of a finance team to set up our financial reporting system, supporting senior management in developing plans for financial growth, financial reporting, forecasting and budgeting, compliance with applicable accounting and legal requirements, as well as tax matters. Mr. Peng was the assistant manager at KPMG from 2009 to 2013, and audit supervisor at Baker Tilly from 2013 to 2015. From 2015 to 2018, he served as the audit and investment manager at ISOTeam Ltd., a SGX-listed leading facilities maintenance specialist for the public sector company. From 2018 to 2021, he was the IPO consultant at Pinedex Pte. Ltd., a consultancy company, where his main duties concentrated on pre-IPO assessments and financial matters such as coordinating internal and external audits, and preparing profit and working capital forecasts. Immediately prior to joining our Company, Mr. Peng was the chief financial officer of IAG Holdings Limited, a HKEX-listed company specializing in medical devices manufacturing, where his duties primarily included overseeing and ensuring compliance with the regulatory requirements of HKEX in financial reporting, accounting, tax, and internal controls. Mr. Peng earned his Bachelor of Accountancy degree from Northern University of Malaysia and graduated with first class honors.

Rex Chin Chien Howh has served as our financial controller since 2022 and is primarily responsible for the management of cashflow and financial statements, including reviewing of all the subsidiaries’ daily, weekly and monthly financial statements close process controls to ensure all financial statements presented are in accordance with IFRS and US GAAP. He also supported the senior management in overseeing the monthly financial performance and setting KPIs for each business unit to ensure their business performance and future business planning. Prior to joining our Company, since 2021, Mr. Chin was a project cost controller in UEM Sunrise Bhd, a leading property developer in Malaysia, where he managed tax and financial operations, including the review and approval of payments, the preparation of revenue analysis and annual budget, as well as the assessment of the company’s tax position. From 2018 to 2019, Mr. Chin was a finance manager in the Johor division of another leading Malaysian property developer, IOI Properties Bhd, overseeing financial reporting, cash flow forecasts, annual budget as well as daily financial and tax operations. From 2013 to 2017, Mr. Chin worked in Ernst & Yong in Malaysia and held various positions including audit associate and audit assistant manager, where he engaged in the audits of listed companies and multinational corporations across various industries. He obtained his Diploma in Accounting from the Southern College University, Malaysia in 2009, his Bachelor’s Degree in Accounting and Finance from the University of Wales, UK in 2012, and became a fellow member at the Association of Chartered Certified Accountants in 2016.

Law Pei Bei has served as our Chief Business Officer since 2022. Ms. Law is primarily in charge of the coordination of departments, supporting senior management in developing plans for business growth, and business development activities. Prior to assuming her role as our Chief Business Officer, Ms. Law served as the marketing executive of DMG & Partners Securities Pte Ltd from 2012 to 2014 and the asset management & operations executive of IHC Medical Assets Pte Ltd from 2014 to 2016. From 2017 to 2022, she served as the head of business development & operations of Sano Pain Care Group, a pain care specialist offering drugless therapies in Malaysia since 2008, where her main duties included managing the healthcare business chain, expanding business scale, identifying areas of growth, and developing strategic partnerships with key stakeholders. From 2019 to 2022, she was the co-founder and head of business development & operations of Moss Motion, a design studio creating contents and experiences for brands to help them achieving business goals, primarily responsible for identifying new business opportunities, overseeing day-to-day operations, and maintaining relationships with clients and partners. She earned her Bachelor of Business Management & Law degree from Aomori Chuo Gakuin University in Japan in 2012, and earned her MBA degree from University of Cardiff Metropolitan in the UK in 2017.

Nathan Siaw Seng Taat has joined us since 2022 as Deputy Medical Officer and is now serving as our Chief Medical Officer, overseeing the recruitment and supervision of medical staff, the compliance of medical staff with Company policies and agenda, the development and approval of medical-related policies and procedures, as well as the training and promotion of subordinate staff under medical directors. Prior to assuming his role as Chief Medical Officer, he was an ophthalmology medical practitioner with Tan Tock Seng Hospital, Changi General Hospital, Singapore National Eye Centre and National University Hospital, and a medical officer with Singapore General Hospital and Changi General Hospital, where he was responsible for the care of patients from the emergency department to the general wards. From 2020 to 2022, Dr. Siaw was also a Singapore Armed Forces Medical Officer, where he was responsible for the daily operations of the medical center, the training and education of the medics in his camp, as well as patient care. He was also appointed as the medical officer in charge of the army care facility during the COVID-19 pandemic, and together with the task force, crafted policies and directives related to the medical care of local and overseas soldiers. He obtained his Bachelor of Medicine, Bachelor of Surgery degree from National University of Singapore in 2018, and was awarded Singapore Health Quality Service Award by the Singapore National Eye Center and Singapore Health Services group in 2021.

Felicia Chan Siew Siew has served as our Chief Technology Officer since 2017 and is primarily responsible for leading projects, developing and delivering computer programs, system software and network solutions to internal and external customers. Before joining Mobile-health, Ms. Chan worked as the assistant manager and analyst programmer in Gloco Malaysia Sdn Bhd, a leading healthcare IT system provider in Malaysia since 1997, from 2008 to 2014. From 2014 to 2017, she served as the co-technical lead and senior software developer in Manulife Technology and Services Sdn Bhd, a company providing software development services to members of Manulife group which is a leading financial services provider worldwide, where she provided advice and proposed solutions to resolve technical problems, as well as developed or enhanced new and existing technological features and infrastructures while working closely with business analysts’ team. Ms. Chan graduated with first class honor from University Tun Abdul Razak with a Bachelor’s Degree in Computer Science/Information Technology in 2007.

Board of Directors

Our Board will consist of 5 directors upon the SEC’s declaration of effectiveness of our registration statement on Form F-1, of which this prospectus forms a part. A director is not required to hold any shares in our Company to qualify to serve as a director. A director who is in any way, whether directly or indirectly, interested in a contract or transaction or proposed contract with our Company is required to declare the nature of his or her interest at a meeting of our directors. A general notice given to the directors by any director to the effect that he is a shareholder of any specified company or firm and is to be regarded as interested in any contract or transaction with that company or firm shall be deemed a sufficient declaration of interest in regard to any contract so made or transaction so consummated.

Subject to any separate requirement for audit committee approval under applicable law or the Listing Rules of the Nasdaq Stock Market and disqualification by the chairman of the relevant board meeting, a director may not vote in respect of any contract or transaction or proposed contract, that he or she may be interested therein, but he or she may be counted in the quorum at any meeting of the directors at which any such contract or transaction or proposed contract shall come before the meeting for consideration. Our Board may exercise all of the powers of our Company to raise or borrow money and to mortgage or charge its undertaking, property and assets (present and future) and uncalled capital, or any part thereof, and to issue debentures, debenture stock, bonds and other securities, whether outright or as collateral security for any debt, liability or obligation of our Company or of any third-party. None of our directors has a service contract with us that provides for benefits upon termination of service.

99

As a Cayman Islands company listed on the Nasdaq Capital Market, we are a foreign private issuer and are permitted to follow the home country practice with respect to certain corporate governance matters rather than complying with Nasdaq corporate governance standards. Cayman Islands law does not require a majority of a publicly traded company’s board of directors to be comprised of independent directors. However, to enhance our corporate governance, we elect to follow Nasdaq corporate governance standards in having a majority of our board comprised of independent directors.

Committees of the Board

Upon the effectiveness of this offering, we intend to establish an audit committee, a compensation committee and a nominations committee under the Board. We intend to adopt a charter for [each of the three committees] prior to the completion of this offering. Each committee’s members and functions are described below.

Audit Committee. Our audit committee will consist of Lai Kuan Loong Victor, Lun Kwok Chan and Gabe Rijpma, and will be chaired by Lai Kuan Loong Victor. Our Board has determined that each such member satisfies the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq Stock Market and meet the independence standards under Rule 10A-3 under the Exchange Act. Our audit committee will consist solely of independent directors that satisfy the Nasdaq Capital Market and SEC requirements within one year of the completion of this offering. Our Board has also determined that Lai Kuan Loong Victor qualifies as an “audit committee financial expert” within the meaning of the SEC rules and possesses financial sophistication within the meaning of the Listing Rules of the Nasdaq Stock Market. The audit committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our Company. The audit committee will be responsible for, among other things:

●	selecting our independent registered public accounting firm and pre-approving all auditing and non-auditing services permitted to be performed by our independent registered public accounting firm;

●	reviewing with our independent registered public accounting firm any audit problems or difficulties and management’s response and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K;

●	discussing the annual audited financial statements with management and our independent registered public accounting firm;

●	periodically reviewing and reassessing the adequacy of our audit committee charter;

●	meeting periodically with the management and our internal auditor and our independent registered public accounting firm;

●	reporting regularly to the full Board;

●	reviewing the adequacy and effectiveness of our accounting and integral control policies and procedures and any steps taken to monitor and control major financial risk exposure; and

●	such other matters that are specifically delegated to our audit committee by our Board from time to time.

100

Compensation Committee. Our compensation committee will consist of Gabe Rijpma, Lai Kuan Loong Victor and Lun Kwok Chan, and will be chaired by Gabe Rijpma. Our Board has determined that each such member satisfies the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq Stock Market. Our compensation committee will assist the Board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated upon. The compensation committee will be responsible for, among other things:

●	reviewing and approving to the Board with respect to the total compensation package for our chief executive officer;

●	reviewing the total compensation package for our employees and recommending any proposed changes to our management;

●	reviewing and recommending to the Board with respect to the compensation of our directors;

●	reviewing annually and administering all long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans; and

●	selecting and receiving advice from compensation consultants, legal counsel or other advisors after taking into consideration all factors relevant to that person’s independence from management

Nominations Committee. Our nominations committee will consist of Lun Kwok Chan, Lai Kuan Loong Victo and Gabe Rijpma, and will be chaired by Lun Kwok Chan. Our Board has determined that each such member satisfies the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq Stock Market. The nominations committee will assist the Board in selecting individuals qualified to become our directors and in determining the composition of the Board and its committees. The nominations committee will be responsible for, among other things:

●	identifying and recommending nominees for election or re-election to our Board or for appointment to fill any vacancy;

●	reviewing annually with our Board its current composition in light of the characteristics of independence, age, skills, experience and availability of service to us;

●	advising the Board periodically with respect to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to our Board on all matters of corporate governance and on any corrective action to be taken; and

●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Duties of Directors

Under Cayman Islands law, our directors owe fiduciary duties to our Company, including a duty of loyalty, a duty to act honestly, and a duty to act in what they consider in good faith to be in our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also owe to our Company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time. Our Company has the right to seek damages if a duty owed by our directors is breached. In limited exceptional circumstances, a shareholder may have the right to seek damages in our name if a duty owed by our directors is breached.

The functions and powers of our Board include, among others:

●	convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings;

●	declaring dividends and distributions;

101

●	appointing officers and determining the term of office of officers;

●	exercising the borrowing powers of our Company and mortgaging the property of our Company; and

●	approving the transfer of shares of our Company, including the registering of such shares in our share register.

Terms of Directors and Executive Officers

Each of our directors holds office until the expiration of his or her term, as may be provided in a written agreement with our Company, and his or her successor has been elected and qualified, until his or her resignation or until his or her office is otherwise vacated in accordance with our articles of association. At each annual general meeting, one-third of the Directors for the time being shall retire from office by rotation. However, if the number of Directors is not a multiple of three, then the number nearest to but not less than one-third shall be the number of retiring Directors. A retiring director shall be eligible for re-election. All of our executive officers are appointed by and serve at the discretion of our Board. Our directors may be appointed or removed from office by an ordinary resolution of shareholders. A director will be removed from office automatically if, among other things, the director (i) resigns; (ii) dies; (iii) is declared to be of unsound mind and the Board resolves that his office be vacated; (iv) becomes bankrupt or has a receiving order made against him or suspends payment or compounds with his creditors generally; (v) is prohibited from being or ceases to be a director by operation of law;(vi) without special leave, is absent from meetings of the Board for three consecutive meetings, and the Board resolves that his office is vacated; (vii) has been required by the Nasdaq Capital Market to cease to be a Director; (viii) or is removed from office by the requisite majority of the Directors or otherwise pursuant to our amended and restated memorandum and articles of association then in effect. The compensation of our directors is determined by the Board. There is no mandatory retirement age for directors.

Employment Agreements and Indemnification Agreements

We have entered into employment agreements through the Company and MaNaDr Pte. Ltd. with our directors and executive officers. Each of them is employed for a continuous term, or a specified time period which will be automatically extended, unless either we or the director and executive officer gives prior notice to terminate such employment. We may terminate the employment for cause, at any time, without notice or compensation, for certain acts of the director or executive officer, including but not limited to the commitments of any breach of the provisions of the employment agreements, refusal to perform duties assigned or disobedience of a lawful and reasonable order, unlawful misconduct such as commission of fraud or embezzlement or a crime involving moral turpitude, or consistent willful misconduct or negligence. A director or an executive officer may terminate his or her employment at any time with a one- or three-month prior written notice.

Each director and executive officer has agreed to hold, both during and after the employment agreement expires or is earlier terminated, in strict confidence and not to use or disclose to any other person or entity without our written consent, any confidential information, including not but not limited to, all oral, written or tangible information relating to the business, products, affairs, performance and finances of the Company such as information relating to the Company’s services, business plans, strategies, marketing ideas, financial data and customer information, which for the time being is confidential, proprietary or generally not available to the public. Each director and executive officer has also agreed not to make unauthorized use of or divulge to any other person or entity the Company’s intellectual property, which includes but is not limited to ideas, concepts, creations, discoveries, inventions, improvements, know how, trade or business secrets, trademarks, service marks, utility models, procedures, works of authorship, hooks, models, papers, proprietary techniques, research projects, databases, documents, records, programs and software. In addition, all directors and executive officers have agreed to be bound by non-competition and non-solicitation restrictions, according to which the directors and executive officers shall not, during the term of his or her employment and for a period of one year thereafter, (i) directly or indirectly engage in any business or activity which is substantially similar to those which he or she engaged in for the Company, if such activity is in competition with the Company; (ii) directly or indirectly, recruit or seek to hire any other employee of the Company who are still actively employed by or doing business with the Company; and (iii) directly or indirectly, solicit, attempt to solicit, or assist others to solicit any of the Company’s clients and customers with whom the director or executive officer had material contact during the term of employment. Each director and executive officer has agreed to devote a reasonable amount of his or her productive time, ability and attention to our business during the term of the employment.

102

We expect to enter into indemnification agreements with our directors and executive officers, pursuant to which we will agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director or executive officer.

Corporate Governance Practice

We are a “foreign private issuer” as defined under the applicable U.S. federal securities laws. The Nasdaq corporate governance requirements include certain accommodations that allow foreign private issuers to follow “home country” corporate governance practices in lieu of the Nasdaq requirements. The application of such exemptions requires that we disclose each Nasdaq corporate governance rules that we do not follow and describe the Cayman Islands corporate governance practices we do follow. We currently follow Cayman Islands corporate governance practices in lieu of the Nasdaq corporate governance requirements in respect of the following:

●	the requirement under Section 5605(b)(2) of the Nasdaq listing rules that the independent directors have regularly scheduled meetings with only the independent directors present.

We are also a “controlled company” as defined under the Nasdaq listing rules because our founder, director and co-chief executive officer, Dr. Siaw Tung Yeng, beneficially owns more than 50% of our total voting power. Therefore, we can elect to be exempted from certain Nasdaq corporate governance requirements, including the requirement that a majority of our board of directors consists of independent directors, and that our nomination and compensation committees are composed entirely of independent directors.

However, to enhance our corporate governance, we elect to follow Nasdaq corporate governance standards in having a majority of our board comprised of independent directors, and having our nominations and compensation committees to be composed entirely of independent directors.

Code of Conduct and Code of Ethics

We will adopt a written code of business conduct and ethics that applies to our directors, officers and employees, including our chief executive officer, chief financial officer, principal accounting officer or controller or persons performing similar functions. We intend to disclose any amendments to the code of ethics, and any waivers of the code of ethics or the code of conduct for our directors, executive officers and senior finance executives, on our website to the extent required by applicable U.S. federal securities laws and the corporate governance rules of the Nasdaq.

Compensation of Directors and Executive Officers

In the year ended June 30, 2022, we had paid an aggregate of S$30,000 thousand (US$22,500 thousand) in cash to our executive directors and S$2,500 thousand (US$1,900) in cash to our non-executive directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our Singapore subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

Other than as disclosed above, none of our directors has entered into a service agreement with our Company or any of our subsidiaries that provides for benefits upon termination of employment.

2023 Employee Incentive Plan

On March 27, 2023, we adopted the Employee Incentive Plan, or the Plan, to provide a wealth creation opportunity for the employees in line with value creation for the Company, drive retention of employees for their continued association with the Company, and motivate employees by rewarding high performance. Under the Plan, the maximum aggregate number of Shares which may be issued pursuant to all awards (including incentive share options) is 10% of the total issued Class A Ordinary Shares of our company from time to time.

The following paragraphs summarize the key terms of the Plan:

Administration of the Plan. The Plan will be administered by the Employee Incentive Plan Committee of the Company (the “Committee”) in its sole and absolute discretion with such powers and duties as are conferred on it by the Board from time to time. The Committee shall have the power, from time to time, to make and vary such regulations for the implementation and administration of this Plan as it in its absolute discretion deems fit. Any matter pertaining or pursuant to the Plan and any dispute as to the interpretation of the Plan or any rule, regulation, procedure thereunder or as to any rights under the Plan, shall be determined by the Committee and such decision shall be final and binding.

103

Duration of the Plan. The Plan may be terminated at any time by the Committee or, at the discretion of the Committee, by ordinary resolution of the Company, and if the Plan is so terminated, no further Options shall be offered hereunder.

Eligibility. The Committee shall in its sole and absolute discretion determine if a person is eligible to participate in the Plan, taking into consideration, among other things, role, seniority, length of service, performance history and potential contribution to the Company and/or any of its subsidiaries, and such person shall at least be a confirmed employee of the Company and/or any of its subsidiaries and who have attained the age of 21 years (the “Participant”).

Grant of Options. An Option may be granted at any time as may be determined by the Committee in its sole and absolute discretion and may be granted subject to such conditions as may be determined by the Committee in its absolute discretion.

Subscription Price. The subscription price payable for each Option Share in respect of which an Option is exercisable (the “Subscription Price”) shall be determined by the Committee from time to time, provided that in no event shall the subscription price per Option Share be less than its par value.

Option period and vesting schedule. Options shall be exercisable only after vesting. Subject to the occurrence of certain events, the lapsing or the expiry of options as detailed in the Plan, the Options shall be exercisable in whole or in part, before the expiry of 10 years from the date of grant of the Option, or such other date as may be determined by the Committee. In the event the following occurs: (i) an initial public offering and listing of shares of the Company or a direct listing of shares of the Company (a “Listing”); or (ii) a change of control in the shares of the Company, (in the case of a Listing, subject to the provisions of the Plan) the Options granted to such Participants shall immediately vest and the Committee will, as soon as practicable and prior to the completion of such event, procure the allotment or transfer to each Participant of the relevant number of Option Shares. In the event of a Listing, subject to applicable law, the Articles of Association of the Company and the rules of the relevant securities exchange: the Participant (a) shall not, prior to the Listing, transfer any Option Shares without the prior written consent of the Committee; (b) shall not, prior to the Listing, transfer any Option Shares without first offering such Option Shares to the Company at a price and on terms no less favorable than those offered to a third party purchaser whose identity shall be disclosed to the Committee; (c) shall agree to be bound by any applicable lock-up restrictions and/or moratorium requirements under applicable law and the rules of the relevant securities exchange, or as otherwise requested by the Committee, for the relevant lock-up period; and (d) may, following the Listing, transfer any Option Shares held by such Participant at any time, subject to compliance with the Company’s Articles of Association.

Exercise of Options. An Option may be exercised, in whole or in part, by a Participant giving notice in writing to the Company in or substantially in the form set out in the Plan, subject to modifications as the Committee may from time to time determine, accompanied by (i) a remittance for the full amount of the aggregate Subscription Price payable in respect of all the Option Shares to be subscribed for upon exercise of the Option to the bank account of the Company, and (ii) any other documentation which the Committee may require in connection with an exercise of the Option.

Transfer Restrictions. An Option shall be personal to whom it is granted and, prior to the allotment and/or transfer to the Participant of the Option Shares to which the Option relates, shall not be transferred (other than to a Participant’s personal representative on the death of that Participant), charged, assigned, pledged or otherwise disposed of, in whole or in part, except with the prior approval of the Committee. If a Participant shall do, suffer or permit any such act or thing as a result of which he would or might be deprived of any rights under an Option without the prior approval of the Committee, that Option shall immediately lapse.

Except as noted above, we did not, and will not, issue any other stock options or ordinary share grants prior to this offering.

104

Principal Shareholders

The following table sets forth information concerning the beneficial ownership of our Ordinary Shares as of the date of this prospectus by:

●	each of our directors and executive officers; and

●	each person known to us to beneficially own more than 5% of our Class A or Class B Ordinary Shares.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant, or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary Shares Beneficially Owned As of the Date of this Prospectus				% of Aggregate Voting Power As of the Date of this Prospectus †
	Class A Ordinary Shares		Class B Ordinary Shares
Directors and Executive Officers	Shares	%	Shares	%
Siaw Tung Yeng	3,288	6.0	28,184	58.3	53.0
Teoh Pui Pui[1]	12,705	23.3	6,440	13.3	14.3

All Directors and Executive Officers as a Group	15,993	29.3	34,624	71.7	67.3

Principal Shareholders
Siaw Tun Mine	-	-	12,078	25.0	22.5
Ng Jet Wei	8,050	14.8	-	-	1.5
1Healthnet Pte. Ltd.[2]	4,632	8.5	-	-	*
Wong Choo Wai	2,755	5.1	-	-	*

The calculations in the table below are based on              Ordinary Shares on an as-converted basis issued and outstanding as of the date of this prospectus, and              Class A Ordinary Shares and              Class B Ordinary Shares issued and outstanding immediately after the completion of this offering, assuming the underwriter does not exercise their over-allotment option.

The following table sets forth information concerning the beneficial ownership of our Ordinary Shares immediately after the offering by:

●	each of our directors and executive officers; and

●	each person known to us to beneficially own more than 5% of our Class A or Class B Ordinary Shares.

	Ordinary Shares Beneficially Owned Immediately After the Offering				% of Aggregate Voting Power Immediately After the Offering
	Class A Ordinary Shares		Class B Ordinary Shares
Directors and Executive Officers	Shares	%	Shares	%

All Directors and Executive Officers as a Group

Principal Shareholders

As of the date of this prospectus, we did not have any Class A Ordinary Shares outstanding that were held by record holders in the United States. None of our shareholders has informed us that it is affiliated with a registered broker-dealer or is in the business of underwriting securities. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our Company. See “Description of Share Capital—History of Securities Issuances” for a description of issuances of our securities that have resulted in significant changes in ownership held by our major shareholders.

*	Less than 1%.
†	For each person included in this column, percentage of aggregate voting power represents voting power based on Class A and Class B Ordinary Shares held by such person with respect to all outstanding shares of our Class A and Class B Ordinary Shares as a single class. Each holder of our Class A Ordinary Shares is entitled to one vote per share. Each holder of our Class B Ordinary Shares is entitled to 10 votes per share. Our Class B Ordinary Shares are convertible at any time by the holder into Class A Ordinary Shares on a one-for-one basis, while Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances.
1	Consisting of 12,560 Class A Ordinary Shares directly owned and approximately 145 Class A Ordinary Shares indirectly owned through 1HealthNet Pte. Ltd., which holds 4,632 Class A Ordinary Shares of the Company and is 3.1% held by Teoh Pui Pui.
2	1Healthnet Pte. Ltd. is a limited liability company incorporated in Singapore, with its registered address at 2 Venture Drive, #07-06/07 Vision Exchange, Singapore, 608526. It is held by 45 shareholders with the largest shareholding percentage being 12.5% and no controlling shareholder.

105

Related Party Transactions

Shareholders Agreement

See “Description of Share Capital — History of Securities Issuances.”

Employment Agreements and Indemnification Agreements

See “Management — Employment Agreements and Indemnification Agreements.”

2023 Employee Incentive Plan

See “Management — 2023 Employee Incentive Plan.”

Other Related Party Transactions

In June 2020, we entered into a partnership agreement with five clinics, of which two clinics are jointly owned by our co-founders and directors Siaw Tung Yeng and Teoh Pui Pui, and one clinic is 50% owned by Teoh Pui Pui (collectively, the “Related Party Clinics”). Pursuant to such agreement, we offer our MaNaDr platform, including related IT, administration and accounting services to the clinics, and the clinics provide teleconsultation, including related medication supply, delivery, and phlebotomists services to us. For the years ended June 30, 2022, 2021 and 2020, the purchase of goods and services by us from the Related Party Clinics amounted to US$0.9 million, US$0.2 million and nil, and the sales of goods and services by us to the Related Party Clinics amounted to US$0.5 million, US$0.4 million and US$42,000, respectively. See Note 10 to the consolidated financial statements for more details.

We obtain advances from our directors or shareholders for working capital purpose from time to time in the year ended June 30, 2022, 2021 and 2020. The advances are interest-free and repayable on demand. As of June 30, 2022, 2021 and 2020, we had amount due to: (i) Siaw Tung Yeng of US$1.0 million, US$6.2 million and US$5.3 million, respectively; and (ii) David Cheong of US$0.1 million, US$0.1 million and US$0.1 million, respectively. In April 2022, Siaw Tung Yeng converted S$6.5 million (US$4.8 million) of the amount due to him into 11,631 of our Class A Ordinary Shares. See Note 10 to the consolidated financial statements for more details.

Employment of Related Person

Nathan Siaw Seng Taat, our Chief Medical Officer, is the son of our co-founder and director Siaw Tung Yeng and has been employed by us since September, 2022. He received compensation of S$18,000 (approximately US$13,500) for the period ended December 31, 2022.

106

Description of Share Capital

We are a Cayman Islands exempted company incorporated with limited liability and our affairs are governed by our memorandum and articles of association, the Companies Act (2022 Revision) of the Cayman Islands, which we refer to as the Companies Act below, and the common law of the Cayman Islands.

As of the date of this prospectus, our authorized share capital is US$50,000 divided into 50,000,000 shares of nominal or par value of US$0.001 each, comprising of (i) 25,000,000 Class A Ordinary Shares of nominal or par value of US$0.001 each, (ii) 25,000,000 Class B Ordinary Shares of nominal or par value of US$0.001 each.

54,550 Class A Ordinary Shares2 of nominal or par value of US$0.001 each and 48,313 Class B Ordinary Shares of nominal or par value of US$0.001 each have been issued. All of our issued and outstanding shares are fully paid.

Our Post-Offering Memorandum and Articles of Association

Our shareholders have adopted an amended and restated memorandum and articles of association (adopted by special resolution dated 7 June 2023), which we refer to below as our post-offering memorandum and articles of association, and this memorandum and articles of association is effective currently and shall remain in effect after the date of the Company’s listing on the NASDAQ Capital Market. The following are summaries of material provisions of the post-offering memorandum and articles of association and of the Companies Act, insofar as they relate to the material terms of our Class A Ordinary Shares.

Objects of Our Company. Under our post-offering memorandum and articles of association, the objects of our company are unrestricted and we have the full power and authority to carry out any object not prohibited by the laws of the Cayman Islands.

Ordinary Shares. Our Ordinary Shares are divided into Class A Ordinary Shares and Class B Ordinary Shares. Holders of our Class A Ordinary Shares and Class B Ordinary Shares will have the same rights except for voting and conversion rights. Each Class A Ordinary Share shall entitle the holder thereof to one vote on all matters subject to vote at our general meetings and each Class B Ordinary Share shall entitle the holder thereof to 10 votes on all matters subject to vote at our general meetings. our Class A Ordinary Shares are issued in registered form and are issued when registered in our register of members. We may not issue shares to bearer. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their shares.

Conversion. Class B Ordinary Shares may be converted into the same number of Class A Ordinary Shares at the option of the holders thereof at any time, while Class A Ordinary Shares cannot be converted into Class B Ordinary Shares under any circumstances.

Dividends. The holders of our Class A Ordinary Shares are entitled to such dividends as may be declared by our Board or declared by our shareholders by ordinary resolution (provided that no dividend may be declared by our shareholders which exceeds the amount recommended by our directors). Our post-offering memorandum and articles of association provide that dividends may be declared and paid out of our profits, realized or unrealized, or from any reserve set aside from profits which our Board determine is no longer needed. Under the laws of the Cayman Islands, our company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business.

Voting Rights. Holders of Class A Ordinary Shares and Class B Ordinary Shares shall, at all times, vote together as one class on all matters submitted to a vote by the members at any general meeting of the Company. Each Class A Ordinary Share shall be entitled to one vote and each Class B Ordinary Share shall be entitled to 10 votes on all matters subject to the vote at general meetings of our Company. Voting at any meeting of shareholders is by show of hands unless a poll (before or on the declaration of the result of the show of hands) is demanded. A poll may be demanded by the chairperson of such meeting or any one shareholder present in person or by proxy.

An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the Ordinary Shares cast at a meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast attaching to the outstanding and issued Ordinary Shares cast at a meeting. A special resolution will be required for important matters such as a change of name or making changes to our post-offering memorandum and articles of association. Our shareholders may, among other things, divide or combine their shares by ordinary resolution.

2. The registered office provider of the Company is in the process of updating the register of members of the Company to reflect the 935 Class A Ordinary Shares issued to the three investors in July and August 2023.

107

General Meetings of Shareholders. As a Cayman Islands exempted company, we are not obliged by the Companies Act to call shareholders’ annual general meetings. Our post-offering memorandum and articles of association provide that we may (but are not obliged to) in each year hold a general meeting as our annual general meeting in which case we shall specify the meeting as such in the notices calling it, and the annual general meeting shall be held at such time and place as may be determined by our directors.

Shareholders’ general meetings may be convened by a majority of our Board. Advance notice of at least seven days is required for the convening of our annual general shareholders’ meeting (if any) and any other general meeting of our shareholders. A quorum required for any general meeting of shareholders consists of at least one shareholder present or by proxy, representing not less than one-third of all votes attaching to the issued and outstanding shares in our company entitled to vote at the general meeting.

The Companies Act provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our post-offering memorandum and articles of association provide that upon the requisition of any one or more of our shareholders who together hold shares which carry in aggregate not less than one-third of all votes attaching to the issued and outstanding shares of our company entitled to vote at general meetings, our Board will convene an extraordinary general meeting and put the resolutions so requisitioned to a vote at such meeting. However, our post-offering memorandum and articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.

Transfer of Ordinary Shares. Subject to the restrictions set out in our post-offering memorandum and articles of association as set out below, any of our shareholders may transfer all or any of his or her Ordinary Shares by an instrument of transfer in the usual or common form or any other form approved by our Board.

Our Board may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our Board may also decline to register any transfer of any ordinary share unless:

●	the instrument of transfer is lodged with us, accompanied by the certificate for the Ordinary Shares to which it relates and such other evidence as our Board may reasonably require to show the right of the transferor to make the transfer;

●	the instrument of transfer is in respect of only one class of Ordinary Shares;

●	the instrument of transfer is properly stamped, if required;

●	in the case of a transfer to joint holders, the number of joint holders to whom the Ordinary Share is to be transferred does not exceed four;

●	the ordinary shares transferred is free of any lien in favor of the Company; and

●	a fee of such maximum sum as the Nasdaq Capital Market may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

If our directors refuse to register a transfer they shall, within three months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, after compliance with any notice required of Nasdaq Capital Market, be suspended and the register closed at such times and for such periods as our Board may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year as our Board may determine.

108

Liquidation. On the winding up of our company, if the assets available for distribution amongst our shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst our shareholders in proportion to the par value of the shares held by them at the commencement of the winding up, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to our company for unpaid calls or otherwise. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders in proportion to the par value of the shares held by them.

Calls on Shares and Forfeiture of Shares. Our Board may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least 14 days prior to the specified time and place of payment. The shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption, Repurchase and Surrender of Shares. We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders of these shares, on such terms and in such manner as may be determined by our Board or by special resolution of our shareholders. Our company may also repurchase any of our shares on such terms and in such manner as have been approved by our Board or by an ordinary resolution of our shareholders. Under the Companies Act, the redemption or repurchase of any share may be paid out of our Company’s profits or out of the proceeds of a new issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if our company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares issued and outstanding or (c) if the Company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

Variations of Rights of Shares. If at any time, our share capital is divided into different classes of shares, the rights attached to any class may be materially adversely varied with the consent in writing of the holders of at least two-thirds (2/3) of the issued shares of that class or with the sanction of a resolution passed by not less than two-thirds of the votes cast at a separate meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class issued shall not, be deemed to be materially adversely varied by the creation, allotment or issue of further shares ranking pari passu with or subsequent to them or the redemption or purchase of any shares of any class by the Company. The rights of the holders of shares shall not be deemed to be materially adversely varied by the creation or issue of shares with preferred or other rights including, without limitation, the creation of shares with enhanced or weighted voting rights.

Issuance of Additional Shares. Our post-offering memorandum and articles of association authorize our Board to issue additional Ordinary Shares from time to time as our Board shall determine, to the extent out of available authorized but unissued Ordinary Shares.

Our post-offering memorandum and articles of association also authorize our Board to establish from time to time one or more series of preferred shares and to determine, with respect to any series of preferred shares, the terms and rights of that series, including:

●	the designation of the series;

●	the number of shares of the series;

●	the dividend rights, dividend rates, conversion rights, voting rights; and

●	the rights and terms of redemption and liquidation preferences.

Our Board may issue preferred shares without action by our shareholders to the extent out of authorized but unissued preferred shares. Issuance of these shares may dilute the voting power of holders of Ordinary Shares.

Inspection of Books and Records. Holders of our Class A Ordinary Shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited financial statements. See “Where You Can Find Additional Information.”

109

Anti-Takeover Provisions. Some provisions of our post-offering memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that:

●	authorize our Board to issue preferred shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preferred shares without any further vote or action by our shareholders; and

●	limit the ability of shareholders to requisition and convene general meetings of shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our post-offering memorandum and articles of association for a proper purpose and for what they believe in good faith to be in the best interests of our company.

Exempted Company. We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

●	does not have to file an annual return of its shareholders with the Registrar of Companies of the Cayman Islands;

●	is not required to open its register of members for inspection;

●	does not have to hold an annual general meeting;

●	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

●	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

●	may register as a limited duration company; and

●	may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

110

Differences in Corporate Law

The Companies Act is derived, to a large extent, from the older Companies Acts of England but does not follow recent English statutory enactments and accordingly there are significant differences between the Companies Act and the current Companies Act of England. In addition, the Companies Act differs from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of certain significant differences between the provisions of the Companies Act applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and Similar Arrangements. The Companies Act permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (i) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company, and (ii) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The written plan of merger or consolidation must be filed with the Registrar of Companies of the Cayman Islands together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders of that Cayman subsidiary if a copy of the plan of merger is given to every member of that Cayman subsidiary to be merged unless that member agrees otherwise. For this purpose a company is a “parent” of a subsidiary if it holds issued shares that together represent at least ninety percent (90%) of the votes at a general meeting of the subsidiary.

The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Save in certain limited circumstances, a shareholder of a Cayman constituent company who dissents from the merger or consolidation is entitled to payment of the fair value of his shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) upon dissenting to the merger or consolidation, provided that the dissenting shareholder complies strictly with the procedures set out in the Companies Act. The exercise of dissenter rights will preclude the exercise by the dissenting shareholder of any other rights to which he or she might otherwise be entitled by virtue of holding shares, save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

Separate from the statutory provisions relating to mergers and consolidations, the Companies Act also contains statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

●	the statutory provisions as to the required majority vote have been met;

●	the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

●	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

●	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act.

111

The Companies Act also contains a statutory power of compulsory acquisition which may facilitate the “squeeze out” of dissentient minority shareholders upon a tender offer. When a tender offer is made and accepted by holders of 90.0% of the shares affected within four months, the offeror may, within a two-month period commencing on the expiration of such four-month period, require the holders of the remaining shares to transfer such shares to the offeror on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction by way of scheme of arrangement is thus approved and sanctioned, or if a tender offer is made and accepted in accordance with the foregoing statutory procedures, a dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits. In principle, we will normally be the proper plaintiff to sue for a wrong done to us as a company, and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands court can be expected to follow and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) so that a non-controlling shareholder may be permitted to commence a class action against or derivative actions in the name of the company to challenge actions where:

●	a company acts or proposes to act illegally or ultra vires (and is therefore incapable of ratification by the shareholder);

●	the act complained of, although not ultra vires, could only be effected duly if authorized by more than a simple majority vote that has not been obtained;

●	an act purports to abridge or abolish the individual rights of a shareholder; and

●	those who control the company are perpetrating a “fraud on the minority.”

In the case of a company (not being a bank) having its share capital divided into shares, the Grand Court may, on the application of members holding not less than one fifth of the shares of the company in issue, appoint an inspector to examine the affairs of the company and to report thereon in such manner as the Grand Court shall direct.

Indemnification of Directors and Executive Officers and Limitation of Liability. Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our post-offering memorandum and articles of association provide that that we shall indemnify our officers and directors against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such directors or officer, other than by reason of such person’s dishonesty, willful default or fraud, in or about the conduct of our company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including, without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such director or officer in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

In addition, we will enter into indemnification agreements with our directors and executive officers that provide such persons with additional indemnification beyond that provided in our post-offering memorandum and articles of association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

112

Directors’ Fiduciary Duties. Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director acts in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company — a duty to act bona fide in the best interests of the company, a duty not to make a profit based on his position as director (unless the company permits him to do so), a duty not to put himself in a position where the interests of the company conflict with his personal interest or his duty to a third party, and a duty to exercise powers for the purpose for which such powers were intended. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Shareholder Action by Written Consent. Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Cayman Islands law and our post-offering memorandum and articles of association provide that our shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.

Shareholder Proposals. Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders; provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

The Companies Act provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our post-offering memorandum and articles of association allow any one or more of our shareholders holding shares which carry in aggregate not less than one-third of the total number of votes attaching to all issued and the outstanding shares of our company entitled to vote at general meetings to requisition an extraordinary general meeting of our shareholders, in which case our Board is obliged to convene an extraordinary general meeting and to put the resolutions so requisitioned to a vote at such meeting. Other than this right to requisition a shareholders’ meeting, our post-offering memorandum and articles of association do not provide our shareholders with any other right to put proposals before annual general meetings or extraordinary general meetings. As a Cayman Islands exempted company, we are not obliged by law to call shareholders’ annual general meetings.

Cumulative Voting. Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands but our post-offering memorandum and articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

113

Removal of Directors. Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the issued and outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our post-offering memorandum and articles of association, directors may be removed with or without cause, by an ordinary resolution of our shareholders. A director will also cease to be a director if he (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) dies or is found to be or becomes of unsound mind; (iii) resigns his office by notice in writing; (iv) without special leave of absence from our Board, is absent from meetings of our Board for three consecutive meetings and our Board resolves that his office be vacated; or (v) is removed from office pursuant to any other provision of our articles of association.

Transactions with Interested Shareholders. The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting share within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding up. Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by either an order of the courts of the Cayman Islands or by the board of directors.

Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.

Variation of Rights of Shares. Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under our post-offering memorandum and articles of association, if our share capital is divided into more than one class of shares, the rights attached to any such class may, subject to any rights or restrictions for the time being attached to any class, only be materially adversely varied with the consent in writing of the holders of at least two-thirds (2/3) of the issued shares of that class or with the sanction of a special resolution passed at a separate meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, subject to any rights or restrictions for the time being attached to the shares of that class, be deemed to be materially adversely varied by the creation, allotment or issue of further shares ranking pari passu with or subsequent to them or the redemption or purchase of any shares of any class by our company. The rights of the holders of shares shall not be deemed to be materially adversely varied by the creation or issue of shares with preferred or other rights including, without limitation, the creation of shares with enhanced or weighted voting rights.

Amendment of Governing Documents. Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under the Companies Act and our post-offering memorandum and articles of association, our memorandum and articles of association may only be amended by a special resolution of our shareholders.

Rights of Non-resident or Foreign Shareholders. There are no limitations imposed by our post-offering memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our post-offering memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

History of Securities Issuances

During the past three years, we have issued an aggregate of 38,446 Class A Ordinary Shares, comprising (i) a total of 935 Class A Ordinary Share issued to three investors in July and August 2023 for a total consideration of S$550,0003; (ii) 2,225 Class A Ordinary Shares issued to two investors on April 18, 2023 for a total consideration of S$1,250,000 pursuant to share subscription agreements, (ii) 11,631 Class A Ordinary Shares issued to three persons on May 8, 2022 pursuant to the capitalization of a shareholder loan of S$6,500,000, and (iii) 23,655 Class A Ordinary Shares issued to four investors on May 8, 2022 for a total consideration of S$13,220,000 pursuant to a share subscription agreement, among which 16,104 Class A Ordinary Shares held by one of the investors were subsequently repurchased by the Company in January 2023 for a consideration of S$9,000,000.

We believe that each of the issuances was exempt from registration pursuant to Section 4(2) of the Securities Act, regarding transactions not involving a public offering, or in reliance on Regulation S under the Securities Act regarding sales by an issuer in offshore transactions. None of the transactions involved an underwriter.

Agreements with Shareholders

In connection with our fund raising, we or some of our early shareholders entered into a series of agreements with our investors since 2016. These agreements provide for certain investors’ rights, including information rights, right of first refusal, preemptive rights, rights to appoint directors, co-sale rights, drag-along rights and contains provisions governing our board of directors and other corporate governance matters. These agreements, along with the special rights and the corporate governance provisions contained therein, will be terminated on the date of the Company’s listing on the NASDAQ Capital Market.

Grants of Options

We intend to grant options to purchase our Class A Ordinary Shares to certain of our employees of the Company and/or any of its subsidiaries, including all directors of the Company and its subsidiaries, with effect from July 2023. See “Management—2023 Employee Incentive Plan.”

3. The registered office provider of the Company is in the process of updating the register of members of the Company to reflect the 935 Class A Ordinary Shares issued to the three investors in July and August 2023.

114

Shares Eligible For Future Sale

Upon completion of this offering, we will have              Class A Ordinary Shares outstanding, representing approximately             % of our outstanding Ordinary Shares, assuming the underwriter does not exercise its over-allotment option. All of the Class A Ordinary Shares sold in this offering will be freely transferable by persons other than by our “affiliates” without restriction or further registration under the Securities Act. Sales of substantial amounts of the Class A Ordinary Shares in the public market could adversely affect prevailing market prices of the Class A Ordinary Shares. Prior to this offering, there has been no public market for our Class A Ordinary Shares. We intend to apply to list the Class A Ordinary Shares on the Nasdaq Capital Market, but we cannot assure you that a regular trading market will develop in the Class A Ordinary Shares. We do not expect that a trading market will develop for our Class A Ordinary Shares.

Lock-up Agreements

The Company, on behalf of itself and any successor entity, agrees that, without the prior written consent of the representative, it will not, for a period of 180 days after the closing of the offering, (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any notion or contract to sell, grant any option, right or warrant to purchase, lead, or otherwise transfer or dispose of directly or indirectly, any share of capital share of the Company or any securities convertible into or exercisable or exchangeable for shares of capital share of the Company; (ii) file or caused to be filed any registration statement with the SEC relating to the offering of any shares of capital share of the Company of any securities convertible into or exercisable or exchangeable for shares of capital shares of the company; (iii) complete any offering of debt securities of the Company, other than entering into a line of credit with a traditional bank or (iv) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of capital share of the Company, whether any such transaction described in clause (i), (ii), (iii) or (iv) above is to be settled by delivery of shares of capital share of the Company or such other securities, in such or otherwise.

Our directors, executive officers and shareholders have agreed, subject to limited exceptions, not to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of capital stock of the Company or any securities convertible into or exercisable or exchangeable for shares of capital stock of the Company, that transfers, in whole or in part, any of the economic consequences of ownership of our Class A Ordinary Shares or such other securities for a period of 180 days after the closing of this offering, without the prior written consent of the representative. See “Underwriting.”

Other than this offering, we are not aware of any plans by any significant shareholders to dispose of significant numbers of the Class A Ordinary Shares. However, one or more existing shareholders or owners of securities convertible or exchangeable into or exercisable for the Class A Ordinary Shares may dispose of significant numbers of the Class A Ordinary Shares in the future. We cannot predict what effect, if any, future sales of the Class A Ordinary Shares, or the availability of Class A Ordinary Shares for future sale, will have on the trading price of the Class A Ordinary Shares from time to time. Sales of substantial amounts of the Class A Ordinary Shares in the public market, or the perception that these sales could occur, could adversely affect the trading price of the Class A Ordinary Shares.

Rule 144

All of our Class A Ordinary Shares that will be issued and outstanding upon the completion of this offering, other than those Ordinary Shares sold in this offering, are “restricted securities” as that term is defined in Rule 144 under the Securities Act and may be sold publicly in the United States only if they are subject to an effective registration statement under the Securities Act or pursuant to an exemption from the registration requirement such as those provided by Rule 144 and Rule 701 promulgated under the Securities Act. In general, beginning 90 days after the date of this prospectus, a person (or persons whose shares are aggregated) who at the time of a sale is not, and has not been during the three months preceding the sale, an affiliate of ours and has beneficially owned our restricted securities for at least six months will be entitled to sell the restricted securities without registration under the Securities Act, subject only to the availability of current public information about us, and will be entitled to sell restricted securities beneficially owned for at least one year without restriction. Persons who are our affiliates and have beneficially owned our restricted securities for at least six months may sell a number of restricted securities within any three-month period that does not exceed the greater of the following:

●	1% of the then issued and outstanding Ordinary Shares of the same class which immediately after the completion of this offering will equal Class A Ordinary Shares, assuming the underwriter does not exercise its over-allotment option; or

●	the average weekly trading volume of our Class A Ordinary Shares of the same class during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

Sales by our affiliates under Rule 144 are also subject to certain requirements relating to manner of sale, notice and the availability of current public information about us.

Rule 701

In general, under Rule 701 of the Securities Act as currently in effect, each of our employees, consultants or advisors who purchases our Class A Ordinary Shares from us in connection with a compensatory stock plan or other written agreement executed prior to the completion of this offering is eligible to resell those Class A Ordinary Shares in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144. However, the Rule 701 shares would remain subject to lock-up arrangements and would only become eligible for sale when the lock-up period expires.

115

Taxation

The following summary of the material Cayman Islands, Singapore and U.S. federal income tax consequences of an investment in the Class A Ordinary Shares is based upon laws and relevant interpretations thereof in effect as of the date of this registration statement, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in the Class A Ordinary Shares, such as the tax consequences under U.S. state and local tax laws or under the tax laws of jurisdictions other than the Cayman Islands, Singapore and the United States. To the extent that the discussion relates to matters of Cayman Islands tax law, it represents the opinion of Harney Westwood & Riegels Singapore LLP, our Cayman Islands counsel.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands. The Cayman Islands is a party to a double tax treaty entered with the United Kingdom in 2010 but is otherwise not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands. Pursuant to Section 6 of the Tax Concessions Act (Revised) of the Cayman Islands, our Company has obtained an undertaking from the Financial Secretary: (a) that no law which is enacted in the Cayman Islands imposing any tax to be levied on profits, income, gains or appreciations shall apply to our Company or its operations; and (b) that the aforesaid tax or any tax in the nature of estate duty or inheritance tax shall not be payable on or in respect of the shares, debentures or other obligations of our Company or by way of withholding in whole or in part of any relevant payment as defined in section 6(3) of the Tax Concessions Act (Revised) of the Cayman Islands. The undertaking for our Company is for a period of 20 years from June 27, 2023.

Payments of dividends and capital in respect of our Class A Ordinary Shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our Class A Ordinary Shares, nor will gains derived from the disposal of our Class A Ordinary Shares be subject to Cayman Islands income or corporation tax.

No stamp duty is payable in the Cayman Islands in respect of the issue of our Class A Ordinary Shares or on an instrument of transfer in respect of our Class A Ordinary Shares so long as the instrument of transfer is not executed in, brought to, or produced before a court of the Cayman Islands.

Singapore Tax Considerations

Dividends Distributions

Under the one-tier corporate tax system which currently applies to all Singapore tax resident companies, tax on corporate profits is final, and dividends paid by a Singapore tax resident company will be income tax exempt in the hands of a shareholder, whether or not the shareholder is a company or an individual and whether or not the shareholder is a Singapore tax resident.

Foreign shareholders are advised to consult their own tax advisers to take into account the tax laws of their respective countries of residence and the existence of any agreement for the avoidance of double taxation which their country of residence may have with Singapore.

Gains upon Disposal of Shares

Singapore does not currently impose tax on capital gains. Gains arising from the disposal of the shares may be construed to be of an income nature and subject to Singapore income tax, especially if they arise from activities which may be regarded as the carrying on of a trade or business in Singapore. Such gains may also be considered income in nature, even if they do not arise from an activity in the ordinary course of trade or business or an ordinary incident of some other business activity, if the shares were purchased with the intention or purpose of making a profit by sale rather than holding for long-term investment purposes in Singapore. Conversely, gains from disposition of the shares in Singapore, if considered as capital gains rather than income by the Inland Revenue Authority of Singapore (“IRAS”), are not taxable in Singapore.

116

There are no specific laws or regulations which deal with the characterization of whether a gain is income or capital in nature. The characterization of gains arising from the sale of our shares will depend primarily on the facts and circumstances (commonly referred to as the “badges of trade”) of each shareholder.

Subject to specified exceptions, Section 13W of the Income Tax Act 1947 of Singapore, or “SITA”, provides for certainty on the non-taxability of gains derived by a corporate taxpayer from the disposal of ordinary shares during the period from June 1, 2012 to December 31, 2027 (both dates inclusive) where:

●	the divesting company had legally and beneficially held a minimum shareholding of 20% of the ordinary shares of the company whose shares are being disposed; and
●	the divesting company had maintained the minimum 20% shareholding for a continuous period of at least 24 months immediately prior to the disposal.

The above-mentioned “safe harbor rules” prescribed under Section 13W of SITA will not apply to a divesting company under certain scenarios. These include, but are not limited to, the divesting company that is in the business of trading or holding Singapore immovable properties (excluding property development), where the shares are not listed on a stock exchange in Singapore or elsewhere, the divesting company whose gains or profits from the disposal of ordinary shares are included as part of its income, disposal of shares by a partnership, limited partnership or limited liability partnership where one or more of the partners is a company or are companies, etc.

Shareholders who apply, or who are required to apply, the Singapore Financial Reporting Standard 39 –Financial Instruments: Recognition and Measurement, or FRS 39; the Singapore Financial Reporting Standard 109 – Financial Instruments, or FRS 109; or the Singapore Financial Reporting Standard (International) 9 – Financial Instruments, or SFRS(I) 9, may for the purposes of Singapore income tax be required to recognize gains or losses in respect of financial instruments (not being gains or losses in the nature of capital) in accordance with FRS 39, FRS 109 or SFRS(I) 9 (as the case may be) (as modified by the applicable provisions of Singapore income tax law) even where no sale or disposal of the shares is made.

Section 34A of the SITA provides for the tax treatment for financial instruments in accordance with FRS 39 (subject to certain exceptions and “opt-out” provisions) for taxpayers who are required to comply with FRS 39 for financial reporting purposes. The IRAS has also issued a circular entitled “Income Tax Implications Arising from the Adoption of FRS 39 — Financial Instruments: Recognition and Measurement”. FRS 109 or SFRS(I) 9 (as the case may be) is mandatorily effective for annual periods beginning on or after January 1, 2018, replacing FRS 39. Section 34AA of the SITA requires taxpayers who comply or who are required to comply with FRS 109 or SFRS(I) 9 (as the case may be) for financial reporting purposes to calculate their profit, loss or expense for Singapore income tax purposes in respect of financial instruments in accordance with FRS 109 or SFRS(I) 9 (as the case may be), subject to certain exceptions. The IRAS has also issued a circular entitled “Income Tax: Income Tax Treatment Arising from Adoption of FRS 109 — Financial Instruments”.

Shareholders who may be subject to the above-mentioned tax treatments, including under Sections 34A or 34AA of the SITA, should consult their accounting and tax advisers regarding the Singapore income tax consequences of their acquisition, holding and disposal of the shares.

Corporate Income Tax

Companies that carry on business in Singapore are subject to a flat rate of 17% of the companies’ chargeable income. Chargeable income refers to the companies’ taxable income (after deducting tax-allowable expenses).

Goods and Services Tax

The sale of the shares by a GST-registered investor belonging in Singapore for GST purposes to another person belonging in Singapore is an exempt supply not subject to GST. Any input GST (for example, GST on brokerage) incurred by the GST-registered investor in connection with the making of an exempt supply is generally not recoverable from the Singapore Comptroller of GST and will become an additional cost to the investor unless the investor satisfies certain conditions prescribed under the GST legislation or satisfies certain GST concessions.

117

Where the shares are sold by a GST-registered investor in the course of or furtherance of a business carried on by such investor contractually to and for the direct benefit of a person belonging outside Singapore, the sale should generally, subject to satisfaction of certain conditions, be considered a taxable supply subject to GST at 0%. Any input GST (for example, GST on brokerage) incurred by the GST-registered investor in making such a supply in the course of or furtherance of a business may be fully recoverable from the Singapore Comptroller of GST. Investors should seek their own tax advice on the recoverability of GST incurred on expenses in connection with the purchase and sale of the shares.

Services consisting of arranging, brokering, underwriting or advising on the issue, allotment or transfer of ownership of the shares rendered by a GST-registered person to an investor belonging in Singapore for GST purposes in connection with the investor’s purchase, sale or holding of the shares will be subject to GST at the standard rate of 8%, and will be raised from 8% to 9% with effect from January 1, 2024. Similar services rendered by a GST registered person contractually to an investor belonging outside Singapore and for the direct benefit of such an investor or a GST registered person belonging in Singapore should generally, subject to the satisfaction of certain conditions, be subject to GST at 0%.

United States Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to U.S. Holders (as defined below) of the ownership and disposition of Class A Ordinary Shares by U.S. Holders that acquire the Class A Ordinary Shares in this offering and hold the Class A Ordinary Shares as capital assets within the meaning of Section 1221 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”). This summary is based on U.S. federal income tax laws in effect as of the date of this offering circular, including the Code and U.S. Treasury regulations, as in effect or proposed as of the date of this offering circular, and judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which could apply retroactively and could affect the tax consequences described below. There can be no assurance that the Internal Revenue Service or a court will not take a contrary position to this summary.

This summary does not purport to be a comprehensive discussion of all the tax considerations that may be relevant to a particular investor’s decision to purchase, hold or dispose of Class A Ordinary Shares. Moreover, this summary does not address the Medicare tax on net investment income, alternative minimum tax, non-income tax (such as the gift and estate tax) or any state, local, and non-U.S. tax considerations, relating to the ownership and disposition of Class A Ordinary Shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

●	certain financial institutions;
●	insurance companies;
●	pension plans;
●	cooperatives;
●	a mutual fund;
●	regulated investment companies;
●	real estate investment trusts;
●	a broker;
●	dealers in securities or currencies;
●	an individual retirement or other tax-deferred account;
●	traders that elect to use a mark-to-market method of accounting;
●	certain former U.S. citizens or long-term residents;
●	tax-exempt entities;
●	holders who acquire their Class A Ordinary Shares pursuant to any employee share option or otherwise as compensation;
●	an accrual method taxpayer subject to special tax accounting rules as a result of its use of financial statements;
●	an investor who is a U.S. expatriate, former U.S. citizen or former long term resident of the United States;
●	persons holding Class A Ordinary Shares as part of a straddle, hedging, conversion or integrated transaction;
●	persons holding Class A Ordinary Shares in connection with a trade or business outside the United States;
●	persons subject to special tax accounting rules as a result of their use of financial statements;
●	a controlled foreign corporation;
●	a passive foreign investment company;
●	U.S. Holders (as defined below) that have a functional currency other than the U.S. dollar;
●	persons that actually or constructively own 10% or more of (i) the total combined voting power of all classes of our voting Shares or (ii) the total value of all classes of our Shares; or
●	partnerships or other pass-through entities for U.S. federal income tax purposes, or persons holding the Class A Ordinary Shares through such entities,

all of whom may be subject to tax rules that differ significantly from those discussed below.

118

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of the Class A Ordinary Shares that is, for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the United States;

●	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created in, or organized under the law of, the United States or any state thereof or the District of Columbia;

●	an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

●	a trust (A) the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise validly elected to be treated as a U.S. person under the Code.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of the Class A Ordinary Shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner as a U.S. Holder, as described above, and the activities of the partnership. Partnerships holding the Class A Ordinary Shares and partners in such partnerships are urged to consult their tax advisors as to the particular United States federal income tax consequences of an investment in the Class A Ordinary Shares.

119

Dividends

Any cash distributions paid on the Class A Ordinary Shares (including the amount of any Singapore tax withheld) out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder, in the case of Class A Ordinary Shares. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, any distribution we pay will generally be treated as a “dividend” for U.S. federal income tax purposes. Dividends received on the Class A Ordinary Shares will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from U.S. corporations.

Individuals and other non-corporate U.S. Holders will be subject to tax at the lower capital gain tax rate applicable to “qualified dividend income”; provided that certain conditions are satisfied, including that (1) the Class A Ordinary Shares on which the dividends are paid are readily tradable on an established securities market in the United States, (2) we are neither a PFIC nor treated as such with respect to a U.S. Holder (as discussed below) for the taxable year in which the dividend is paid and the preceding taxable year, and (3) certain holding period and other requirements are met.

For U.S. foreign tax credit purposes, dividends paid on the Class A Ordinary Shares generally will be treated as income from non-U.S. sources and generally will constitute passive category income. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction for U.S. federal income tax purposes, in respect of such withholding, but only for a year in which such holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex and U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Sale or Other Disposition

A U.S. Holder will generally recognize capital gain or loss upon a sale or other disposition of Class A Ordinary Shares, in an amount equal to the difference between the amount realized and the U.S. Holder’s adjusted tax basis, determined for federal income tax purposes, in such Class A Ordinary Shares, each amount determined in U.S. dollars. Any capital gain or loss will be long-term capital gain or loss if the Class A Ordinary Shares have been held for more than one year and will generally be United States source gain or loss for United States foreign tax credit purposes. The deductibility of a capital loss may be subject to limitations, particularly with regard to shareholders who are individuals. Each U.S. Holder is advised to consult its tax advisor regarding the tax consequences if a foreign tax is imposed on a disposition of our Class A Ordinary Shares, including the availability of the foreign tax credit under its particular circumstances.

A U.S. Holder that receives Singapore dollars or another currency other than U.S. dollars on the disposition of our Class A Ordinary Shares will realize an amount equal to the U.S. dollar value of the non-U.S. currency received at the spot rate on the date of sale (or, if the Class A Ordinary Shares are traded on a recognized exchange and in the case of cash basis and electing accrual basis U.S. Holders, the settlement date). An accrual basis U.S. Holder that does not elect to determine the amount realized using the spot rate on the settlement date will recognize foreign currency gain or loss equal to the difference between the U.S. dollar value of the amount received based on the spot market exchange rates in effect on the date of sale or other disposition and the settlement date. A U.S. Holder will have a tax basis in the currency received equal to the U.S. dollar value of the currency received on the settlement date. Any gain or loss on a subsequent disposition or conversion of the currency will be United States source ordinary income or loss.

120

Passive Foreign Investment Company Considerations

For United States federal income tax purposes, a non-United States corporation, such as our Company, will be treated as a “passive foreign investment company,” or “PFIC” if, in the case of any particular taxable year, either (a) 75% or more of our gross income for such year consists of certain types of “passive” income or (b) 50% or more of the value of our assets (generally determined on the basis of a quarterly average) during such year produce or are held for the production of passive income. Based upon our current and expected income and assets (including goodwill and taking into account the expected proceeds from this offering) and the expected market price of our Class A Ordinary Shares following this offering, we do not expect to be a PFIC for the current taxable year or the foreseeable future.

However, while we do not expect to be or become a PFIC, no assurance can be given in this regard because the determination of whether we are or will become a PFIC for any taxable year is a fact-intensive inquiry made annually that depends, in part, upon the composition and classification of our income and assets. Fluctuations in the market price of our Class A Ordinary Shares may cause us to be or become a PFIC for the current or subsequent taxable years because the value of our assets for the purpose of the asset test, including the value of our goodwill and other unbooked intangibles, may be determined by reference to the market price of our Class A Ordinary Shares (which may be volatile). The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and the cash raised in this offering. It is also possible that the Internal Revenue Service may challenge our classification of certain income or assets for purposes of the analysis set forth in subparagraphs (a) and (b), above or the valuation of our goodwill and other unbooked intangibles, which may result in our company being or becoming a PFIC for the current or future taxable years.

A U.S. Holder that holds stock in a non-U.S. corporation during any taxable year in which the corporation is treated as a PFIC is subject to special tax rules with respect to (a) any gain realized on the sale, exchange or other disposition of the stock and (b) any “excess distribution” by the corporation to the holder, unless the holder elects to treat the PFIC as a “qualified electing fund” (“QEF”) or makes a “mark-to-market” election, each as discussed below. An “excess distribution” is that portion of a distribution with respect to PFIC stock that exceeds 125% of the average of such distributions over the preceding three-year period or, if shorter, the U.S. Holder’s holding period for its shares. Excess distributions and gains on the sale, exchange or other disposition of stock of a corporation which was a PFIC at any time during the U.S. Holder’s holding period are allocated ratably to each day of the U.S. Holder’s holding period. Amounts allocated to the taxable year in which the disposition occurs and amounts allocated to any period in the shareholder’s holding period before the first day of the first taxable year that the corporation was a PFIC will be taxed as ordinary income (rather than capital gain) earned in the taxable year of the disposition. Amounts allocated to each of the other taxable years in the U.S. Holder’s holding period are not included in gross income for the year of the disposition, but are subject to a special tax (equal to the highest ordinary income tax rates in effect for those years, and increased by an interest charge at the rate applicable to income tax deficiencies) that is added to the tax otherwise due for the taxable year in which the disposition occurs. The tax liability for amounts allocated to years before the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the Class A Ordinary Shares cannot be treated as capital, even if a U.S. Holder held such Class A Ordinary Shares as capital assets. The preferential U.S. federal income tax rates for dividends and long-term capital gain of individual U.S. Holders (as well as certain trusts and estates) would not apply, and special rates would apply for calculating the amount of the foreign tax credit with respect to excess distributions.

If a corporation is a PFIC for any taxable year during which a U.S. Holder holds shares in the corporation, then the corporation generally will continue to be treated as a PFIC with respect to the holder’s shares, even if the corporation no longer satisfies either the passive income or passive asset tests described above, unless the U.S. Holder terminates this deemed PFIC status by electing to recognise gain, which will be taxed under the excess distribution rules as if such shares had been sold on the last day of the last taxable year for which the corporation was a PFIC.

If we are a PFIC for any taxable year during which a U.S. Holder holds our Class A Ordinary Shares and we own any equity in a non-United States entity that is also a PFIC, or a lower-tier PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. U.S. Holders are advised to consult their tax advisors regarding the application of the PFIC rules to any of the entities in which we may own equity.

The excess distribution rules may be avoided if a U.S. Holder makes a QEF election effective beginning with the first taxable year in the holder’s holding period in which the corporation is a PFIC. A U.S. Holder that makes a QEF election is required to include in income its pro rata share of the PFIC’s ordinary earnings and net capital gain as ordinary income and long-term capital gain, respectively, subject to a separate election to defer payment of taxes, which deferral is subject to an interest charge. A U.S. Holder whose QEF election is effective after the first taxable year during the holder’s holding period in which the corporation is a PFIC will continue to be subject to the excess distribution rules for years beginning with such first taxable year for which the QEF election is effective.

In general, a U.S. Holder makes a QEF election by attaching a completed IRS Form 8621 to a timely filed (taking into account any extensions) U.S. federal income tax return for the year beginning with which the QEF election is to be effective. In certain circumstances, a U.S. Holder may be able to make a retroactive QEF election. A QEF election can be revoked only with the consent of the IRS. In order for a U.S. Holder to make a valid QEF election, the corporation must annually provide or make available to the holder certain information. Our Company does not intend to provide to U.S. Holders the information required to make a valid QEF election and our Company currently makes no undertaking to provide such information. Accordingly, it is currently anticipated that a U.S. Holder will not be able to avoid the special tax rules described above by making the QEF election.

As an alternative to making a QEF election, a U.S. Holder may make a “mark-to-market” election with respect to its PFIC shares if the shares meet certain minimum trading requirements. If a U.S. Holder makes a valid mark-to-market election for the first tax year in which such holder holds (or is deemed to hold) stock in a corporation and for which such corporation is determined to be a PFIC, such holder generally will not be subject to the PFIC rules described above in respect of its stock. Instead, a U.S. Holder that makes a mark-to-market election will be required to include in income each year an amount equal to the excess, if any, of the fair market value of the shares that the holder owns as of the close of the taxable year over the holder’s adjusted tax basis in the shares. The U.S. Holder will be entitled to a deduction for the excess, if any, of the holder’s adjusted tax basis in the shares over the fair market value of the shares as of the close of the taxable year; provided, however, that the deduction will be limited to the extent of any net mark-to-market gains with respect to the shares included by the U.S. Holder under the election for prior taxable years. The U.S. Holder’s basis in the shares will be adjusted to reflect the amounts included or deducted pursuant to the election. Amounts included in income pursuant to a mark-to-market election, as well as gain on the sale, exchange or other taxable disposition of the shares, will be treated as ordinary income. The deductible portion of any mark-to-market loss, as well as loss on a sale, exchange or other disposition of shares to the extent that the amount of such loss does not exceed net mark-to-market gains previously included in income, will be treated as ordinary loss.

The mark-to-market election applies to the taxable year for which the election is made and all subsequent taxable years, unless the shares cease to meet applicable trading requirements (described below) or the IRS consents to its revocation. The excess distribution rules generally do not apply to a U.S. Holder for tax years for which a mark-to-market election is in effect. However, if a U.S. Holder makes a mark-to-market election for PFIC stock after the beginning of the holder’s holding period for the stock, a coordination rule applies to ensure that the holder does not avoid the tax and interest charge with respect to amounts attributable to periods before the election.

A mark-to-market election is available only if the shares are considered “marketable” for these purposes. Shares will be marketable if they are regularly traded on a national securities exchange that is registered with the Securities and Exchange Commission or on a non-U.S. exchange or market that the IRS determines has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. For these purposes, shares will be considered regularly traded during any calendar year during which they are traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. Any trades that have as their principal purpose meeting this requirement will be disregarded. Although we intend to apply for the listing of our Class A Ordinary Shares on the Nasdaq, we cannot guarantee that our listing will be approved. Furthermore, we cannot guarantee that, once listed, our Class A Ordinary Shares will continue to be listed and regularly traded on such exchange. Each U.S. Holder should ask its own tax advisor whether a mark-to-market election is available or desirable, including as to whether the Class A Ordinary Shares are considered marketable for these purposes.

Because a mark-to-market election generally cannot be made for any lower-tier PFICs that a PFIC may own, a U.S. Holder who makes a mark-to-market election with respect to our Class A Ordinary Shares may continue to be subject to the general PFIC rules with respect to such U.S. Holder’s indirect interest in any of our non-United States subsidiaries if any of them is a PFIC.

A U.S. Holder of PFIC stock must generally file an IRS Form 8621 annually. A U.S. Holder must also provide such other information as may be required by the U.S. Treasury Department if the U.S. Holder (i) receives certain direct or indirect distributions from a PFIC, (ii) recognises gain on a direct or indirect disposition of PFIC stock, or (iii) makes certain elections (including a QEF election or a mark-to-market election) reportable on IRS Form 8621.

U.S. Holders are urged to consult their tax advisors as to our Company’s status as a PFIC, and, if our Company is treated as a PFIC, as to the effect on them of, and the reporting requirements with respect to, the PFIC rules and the desirability of making, and the availability of, either a QEF election or a mark-to-market election with respect to our Class A Ordinary Shares. Our Company provides no advice on taxation matters.

Information with Respect to Foreign Financial Assets

In addition, certain U.S. Holders may be subject to certain reporting obligations with respect to Class A Ordinary Shares if the aggregate value of these and certain other “specified foreign financial assets” exceeds $50,000. If required, this disclosure is made by filing Form 8938 with the IRS. Significant penalties can apply if U.S. Holders are required to make this disclosure and fail to do so. In addition, a U.S. Holder should consider the possible obligation for online filing of a FinCEN Report 114—Foreign Bank and Financial Accounts Report as a result of holding Class A Ordinary Shares. U.S. Holders are thus encouraged to consult their U.S. tax advisors with respect to these and other reporting requirements that may apply to their acquisition of Class A Ordinary Shares.

Information Reporting and Backup Withholding

In general, information reporting requirements will apply to distributions made on our Class A Ordinary Shares within the U.S. to a non-corporate U.S. Holder and to the proceeds from the sale, exchange, redemption or other disposition of Class A Ordinary Shares by a non-corporate U.S. Holder to or through a U.S. office of a broker. Payments made (and sales or other dispositions effected at an office) outside the U.S. will be subject to information reporting in limited circumstances.

In addition, backup withholding of U.S. federal income tax may apply to such amounts if the U.S. Holder fails to provide an accurate taxpayer identification number (or otherwise establishes, in the manner provided by law, an exemption from backup withholding) or to report dividends required to be shown on the U.S. Holder’s U.S. federal income tax returns.

Backup withholding is not an additional income tax, and the amount of any backup withholding from a payment to a U.S. Holder will be allowed as credit against the U.S. Holder’s U.S. federal income tax liability provided that the appropriate returns are filed.

You should consult your own tax advisor as to the qualifications for exemption from backup withholding and the procedures for obtaining the exemption.

The foregoing does not purport to be a complete analysis of the potential tax considerations relating to the Placement, and is not tax advice. Prospective investors should consult their own tax advisors as to the particular tax considerations applicable to them relating to the purchase, ownership and disposition of the Class A Ordinary Shares, including the applicability of the U.S. federal, state and local tax laws or non-tax laws, non-U.S. tax laws, and any changes in applicable tax laws and any pending or proposed legislation or regulations.

121

Underwriting

In connection with this offering, we will enter into an underwriting agreement with EF Hutton, division of Benchmark Investments, LLC (“EF Hutton”), as representative of the underwriters, or the representative, in this offering. The representative may retain other brokers or dealers to act as sub-agents or selected dealers on their behalf in connection with this offering. The underwriters have agreed to purchase from us, on a firm commitment basis, the number of Class A Ordinary Shares set forth opposite its name below, at the offering price less the underwriting discounts set forth on the cover page of this prospectus:

Name of Underwriters	Number of Class A Ordinary Shares
EF Hutton, division of Benchmark Investments, LLC
Total

The underwriters are committed to purchase all the Class A Ordinary Shares offered by this prospectus if they purchase any Class A Ordinary Shares. The underwriters are not obligated to purchase the Class A Ordinary Shares covered by the underwriter’s over-allotment option to purchase Class A Ordinary Shares as described below. The underwriters are offering the Class A Ordinary Shares, subject to prior sale, when, as, and if issued to and accepted by them, subject to approval of legal matters by their counsel and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel, or modify offers to the public and to reject orders in whole or in part.

Pricing of this Offering

Prior to this offering, there has been no public market for our Class A Ordinary Shares. The offering price for our Class A Ordinary Shares will be determined through negotiations between us and the representative. Among the factors to be considered in these negotiations will be prevailing market conditions, our financial information, market valuations of other companies that we and the representative believe to be comparable to us, estimate of our business potential and earning prospects, the present state of our development, and other factors deemed relevant. The offering price of our Class A Ordinary Shares in this offering does not necessarily bear any direct relationship to the assets, operations, book value, or other established criteria of value of our company.

122

Over-Allotment Option

We have granted to the underwriters a 45-day option to purchase up to an aggregate of additional Class A Ordinary Shares (equal to 15% of the number of Class A Ordinary Shares sold in the offering) at the offering price per Class A Ordinary Share less underwriting discounts and commissions. The underwriters may exercise this option for 45 days from the date of closing of this offering solely to cover sales of Class A Ordinary Shares by the underwriters in excess of the total number of Class A Ordinary Shares set forth in the table above. If any of the additional Class A Ordinary Shares are purchased, the underwriters will offer the additional Class A Ordinary Shares at $ per Class A Ordinary Share, the offering price of each Class A Ordinary Share.

Discounts and Expenses

The underwriting discounts for the shares and the over-allotment shares are equal to 7.5% of the offering price.

The following table shows the price per share and total offering price, underwriting discounts, and proceeds before expenses to us. The total amounts are shown assuming both no exercise and full exercise of the over-allotment option.

Total
	Per Share	No Exercise of Over-allotment Option	Full Exercise of Over-allotment Option
IPO price	$	$	$
Underwriting discounts to be paid by us	$	$	$
Proceeds to us, before expenses	$	$	$

We have agreed to pay to the underwriters, by deduction from the gross proceeds of the offering contemplated herein, a non-accountable expense allowance equal to one percent (1%) of the gross proceeds received by us from the sale of the Class A Ordinary Shares in this offering.

We have also paid EF Hutton $50,000 as an advance against out-of-pocket accountable expenses actually anticipated to be incurred by the underwriters. We have agreed to pay or reimburse the underwriters certain of its out-of-pocket expenses related to the offering up to an aggregate of $150,000 (less amounts previously paid which will be returned to us to the extent the underwriters’ out-of-pocket accountable expenses are not actually incurred in accordance with FINRA Rule 5110(g)(4)(A)), including, but not limited to “road show” expenses, expenses of the underwriters’ legal counsel and diligence and background checks on our directors and executive officers.

We estimate that the total expenses of the offering payable by us, excluding the underwriting discounts and non-accountable expense allowance, will be approximately $            .

Underwriter Warrants

We have agreed to issue warrants to the representative or its designees (the “Underwriter Warrants”) to purchase a number of Class A Ordinary Shares equal to five percent (5%) of the total number of Class A Ordinary Shares sold in this offering, including Class A Ordinary Shares issued upon exercise of underwriters’ over-allotment option. Such Underwriter Warrants shall have an exercise price equal to 100% of the public offering price of the Class A Ordinary Shares sold in this offering. The Underwriter Warrants are exercisable commencing six (6) months following the date of commencement of sales of the offering and for a period of four and a half years thereafter, in whole or in part. The Class A Ordinary Shares underlying the Underwriter Warrants have resale registration rights including one demand and unlimited “piggy-back” rights for periods of five and seven years, respectively, from the commencement of sales of this offering. In compliance with FINRA Rule 5110(g)(8), such registration rights are limited to demand and “piggy back” rights for periods of five and seven years, respectively, from the effective date of the registration statement of which this prospectus forms a part, and such demand rights may be exercised on only one occasion.

123

The Underwriter Warrants and the underlying Class A Ordinary Shares are deemed compensation by FINRA and are therefore subject to a lock-up for a period of 180 days immediately following the commencement of sales of this offering. Pursuant to FINRA 5110(e)(1), these securities may not be sold, transferred, assigned, pledged or hypothecated, nor may they be the subject of any hedging, short sale, derivative, put or call transaction that would result in the economic disposition of the securities by any person for a period of 180 days immediately following the commencement of sales of this offering except to any underwriter and selected dealer participating in the offering and their officers or partners, registered persons of affiliates or as otherwise permitted under FINRA Rule 5110(e)(2).

Right of First Refusal

We have granted EF Hutton a right of first refusal, for a period of twelve (12) months from the closing of the offering, to act as sole investment banker, book-runner, and/or placement agent, at EF Hutton’s sole discretion, for each and every future public and private equity and debt offering, including all equity linked financings (each being referred to as a subject transaction), during such twelve (12) month period, of the Company, or any successor to or any current or future subsidiary of the Company, on terms and conditions customary to EF Hutton for such subject transactions. EF Hutton shall have the sole right to determine whether or not any other broker dealer shall have the right to participate in the subject transactions and the economic terms of such participation. In accordance with FINRA Rule 5110(g)(6)(A), such right of first refusal shall not have a duration of more than three years from the commencement of sales of this offering.

Lock-up Agreements

The Company, on behalf of itself and any successor entity, agrees that, without the prior written consent of the representative, it will not, for a period of 180 days after the closing of the offering, (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any notion or contract to sell, grant any option, right or warrant to purchase, lead, or otherwise transfer or dispose of directly or indirectly, any share of capital share of the Company or any securities convertible into or exercisable or exchangeable for shares of capital share of the Company; (ii) file or caused to be filed any registration statement with the SEC relating to the offering of any shares of capital share of the Company of any securities convertible into or exercisable or exchangeable for shares of capital shares of the company; (iii) complete any offering of debt securities of the Company, other than entering into a line of credit with a traditional bank or (iv) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of capital share of the Company, whether any such transaction described in clause (i), (ii), (iii) or (iv) above is to be settled by delivery of shares of capital share of the Company or such other securities, in such or otherwise.

Our directors, executive officers and shareholders have agreed, subject to limited exceptions set forth below, not to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of capital stock of the Company or any securities convertible into or exercisable or exchangeable for shares of capital stock of the Company (the “Lock-Up Securities”), that transfers, in whole or in part, any of the economic consequences of ownership of our Class A Ordinary Shares or such other securities for a period of 180 days after the closing of this offering, without the prior written consent of the representative.

Notwithstanding the foregoing to the contrary and subject to the conditions below, a holder may transfer Lock-Up Securities without the prior written consent of the representative in connection with (a) transactions relating to Lock-Up Securities acquired in open market transactions after the completion of the Public Offering; provided that no filing under Section 16(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), shall be required or shall be voluntarily made in connection with subsequent sales of Lock-Up Securities acquired in such open market transactions; (b) transfers of Lock-Up Securities (i) as a bona fide gift, by will or intestacy, (ii) by operation of law, such as pursuant to a qualified domestic order or as required by a divorce settlement, or (iii) to a family member or trust for the benefit of a family member (for purposes hereof, “family member” means any relationship by blood, marriage or adoption, not more remote than first cousin); (c) transfers of Lock-Up Securities to a charity or educational institution; or (d) if the holder, directly or indirectly, controls a corporation, partnership, limited liability company or other business entity, any transfers of Lock-Up Securities to any shareholder, partner or member of, or owner of similar equity interests in, the undersigned, as the case may be; provided that in the case of any transfer pursuant to the foregoing clauses (b), (c) or (d), (i) any such transfer shall not involve a disposition for value, (ii) each transferee shall sign and deliver to the representative a lock-up agreement substantially in the form of this lock-up agreement and (ii) no filing under Section 16(a) of the Exchange Act shall be required or shall be voluntarily made.

No Sales of Similar Securities

We have agreed not to offer; pledge; announce the intention to sell; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any Class A Ordinary Shares or any securities convertible into or exercisable or exchangeable for Class A Ordinary Shares or enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of our Class A Ordinary Shares, whether any such transaction is to be settled by delivery of Class A Ordinary Shares or such other securities, in cash or otherwise, without the prior written consent of the representative, for a period of 180 days from the closing of this offering.

124

Foreign Regulatory Restrictions on Purchase of our Class A Ordinary Shares

We have not taken any action to permit a public offering of our Class A Ordinary Shares outside the United States or to permit the possession or distribution of this prospectus outside the United States. People outside the United States who come into possession of this prospectus must inform themselves about and observe any restrictions relating to this offering of our Class A Ordinary Shares and the distribution of this prospectus outside the United States.

Indemnification

We have agreed to indemnify the underwriter and its affiliates against liabilities relating to the offering arising under the Securities Act and the Exchange Act and to contribute to payments that the underwriters may be required to make for these liabilities.

Application for Nasdaq Listing

We intend to apply to list our Class A Ordinary Shares on the Nasdaq Capital Market under the symbol “            .” We will not consummate this offering without a listing approval letter from the Nasdaq Capital Market.

Electronic Offer, Sale, and Distribution

A prospectus in electronic format may be made available on websites or through other online services maintained by the underwriters or selling group members, if any, or by their affiliates, and the underwriters may distribute prospectus electronically. The underwriters may agree to allocate a number of Class A Ordinary Shares to selling group members for sale to their online brokerage account holders. The Class A Ordinary Shares to be sold pursuant to Internet distributions will be allocated on the same basis as other allocations. Other than the prospectus in electronic format, the information on, or that can be accessed through, these websites and any information contained in any other website maintained by these entities is not part of, and is not incorporated by reference into, this prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or the underwriters, and it should not be relied upon by investors.

In connection with this offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail.

Passive Market Making

Any underwriter who is a qualified market maker on Nasdaq may engage in passive market making transactions on Nasdaq, in accordance with Rule 103 of Regulation M under the Exchange Act, during a period before the commencement of offers or sales of the shares and extending through the completion of the distribution. Passive market makers must comply with applicable volume and price limitations and must be identified as a passive market maker. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for such security. If all independent bids are lowered below the passive market maker’s bid, however, the passive market maker’s bid must then be lowered when certain purchase limits are exceeded.

Potential Conflicts of Interest

The underwriters and their affiliates may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business for which they may receive customary fees and reimbursement of expenses. In the ordinary course of their various business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own accounts and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of our Company. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect to such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

125

Price Stabilization, Short Positions, and Penalty Bids

Until the distribution of the Class A Ordinary Shares offered by this prospectus is completed, rules of the SEC may limit the ability of the underwriters to bid for and to purchase our Class A Ordinary Shares. As an exception to these rules, the underwriters may engage in transactions effected in accordance with Regulation M under the Exchange Act that are intended to stabilize, maintain, or otherwise affect the price of our Class A Ordinary Shares. The underwriters may engage in over-allotment sales, syndicate-covering transactions, stabilizing transactions, and penalty bids in accordance with Regulation M.

●	Stabilizing transactions consist of bids or purchases made by the managing underwriter for the purpose of preventing or slowing a decline in the market price of our securities while this offering is in progress.

●	Short sales and over-allotments occur when the managing underwriter, on behalf of the underwriting syndicate, sells more of our shares than they purchase from us in this offering. In order to cover the resulting short position, the managing underwriter may exercise the over-allotment option described above and/or may engage in syndicate-covering transactions. There is no contractual limit on the size of any syndicate-covering transaction. The underwriters will deliver a prospectus in connection with any such short sales. Purchasers of shares sold short by the underwriters are entitled to the same remedies under the federal securities laws as any other purchaser of units covered by the registration statement.

●	Syndicate-covering transactions are bids for or purchases of our securities on the open market by the managing underwriter on behalf of the underwriters in order to reduce a short position incurred by the managing underwriter on behalf of the underwriters. Short sales may be “covered short sales,” which are short positions in an amount not greater than the underwriters’ option to purchase additional shares referred to above, or may be “naked short sales,” which are short positions in excess of that amount. The underwriters may close out any covered short position by either exercising their option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. Naked short sales are short sales made in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our Class A Ordinary Shares in the open market that could adversely affect investors who purchased in this offering.

●	A penalty bid is an arrangement permitting the managing underwriter to reclaim the selling concession that would otherwise accrue to an underwriter if the Class A Ordinary Shares originally sold by the underwriter were later repurchased by the managing underwriter and therefore were not effectively sold to the public by such underwriter.

Stabilization, syndicate-covering transactions, and penalty bids may have the effect of raising or maintaining the market price of our Class A Ordinary Shares or preventing or delaying a decline in the market price of our Class A Ordinary Shares. As a result, the price of our Class A Ordinary Shares may be higher than the price that might otherwise exist in the open market.

Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the prices of our Class A Ordinary Shares. These transactions may occur on Nasdaq or on any trading market. If any of these transactions are commenced, they may be discontinued without notice at any time.

126

Offers Outside of the United States

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the Class A Ordinary Shares offered by this prospectus in any jurisdiction where action for that purpose is required. The Class A Ordinary Shares offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such shares be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any Class A Ordinary Shares offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Australia

This prospectus is not a disclosure document under Chapter 6D of the Australian Corporations Act, has not been lodged with the Australian Securities and Investments Commission and does not purport to include the information required of a disclosure document under Chapter 6D of the Australian Corporations Act. Accordingly, (i) the offer of the securities under this prospectus is only made to persons to whom it is lawful to offer the securities without disclosure under Chapter 6D of the Australian Corporations Act under one or more exemptions set out in section 708 of the Australian Corporations Act; (ii) this prospectus is made available in Australia only to those persons as set forth in clause (i) above; and (iii) the offeree must be sent a notice stating in substance that, by accepting this offer, the offeree represents that the offeree is such a person as set forth in clause (i) above, and, unless permitted under the Australian Corporations Act, agrees not to sell or offer for sale within Australia any of the securities sold to the offeree within 12 months after its transfer to the offeree under this prospectus.

Canada

The securities may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

China

The information in this document does not constitute a public offer of the securities, whether by way of sale or subscription, in the People’s Republic of China (“PRC”) (excluding, for purposes of this paragraph, Hong Kong Special Administrative Region, Macau Special Administrative Region and Taiwan). The securities may not be offered or sold directly or indirectly in the PRC to legal or natural persons other than directly to “qualified domestic institutional investors.”

127

European Economic Area — Belgium, Germany, Luxembourg and Netherlands

In relation to each Member State of the European Economic Area that has implemented the Prospectus Regulation (each, a “Relevant Member State”), an offer to the public of our securities may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of our securities may be made at any time under the following exemptions under the Prospectus Regulation:

(a)	to any legal entity which is a qualified investor as defined in the Prospectus Regulation;

(b)	to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Regulation), subject to obtaining the prior consent of the representative for any such offer; or

(c)

in any other circumstances falling within Article 1(4) of the Prospectus Regulation, provided that no such offer of our securities shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Regulation.

For the purposes of this provision, the expression an “offer to the public” in relation to our securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and our securities to be offered so as to enable an investor to decide to purchase our securities, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129 (as amended).

This European Economic Area selling restriction is in addition to any other applicable selling restrictions set out below.

France

This document is not being distributed in the context of a public offering of financial securities (offre au public de titres financiers) in France within the meaning of Article L.411-1 of the French Monetary and Financial Code (Code Monétaire et Financier) and Articles 211-1 et seq. of the General Regulation of the French Autorité des Marchés Financiers (“AMF”). The securities have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France.

This document and any other offering material relating to the securities have not been, and will not be, submitted to the AMF for approval in France and, accordingly, may not be distributed or caused to distributed, directly or indirectly, to the public in France.

Such offers, sales and distributions have been and shall only be made in France to (i) qualified investors (investisseurs qualifiés) acting for their own account, as defined in and in accordance with Articles L.411-2-II-2° and D.411-1 to D.411-3, D. 744-1, D.754-1 and D.764-1 of the French Monetary and Financial Code and any implementing regulation; and/or (ii) a restricted number of non-qualified investors (cercle restreint d’investisseurs) acting for their own account, as defined in and in accordance with Articles L.411-2-II-2 and D.411-4, D.744-1, D.754-1 and D.764-1 of the French Monetary and Financial Code and any implementing regulation.

Pursuant to Article 211-3 of the General Regulation of the AMF, investors in France are informed that the securities cannot be distributed (directly or indirectly) to the public by the investors otherwise than in accordance with Articles L.411-1, L.411-2, L.412-1 and L.621-8 to L.621-8-3 of the French Monetary and Financial Code.

Ireland

The information in this document does not constitute a prospectus under any Irish laws or regulations, and this document has not been filed with or approved by any Irish regulatory authority, as the information has not been prepared in the context of a public offering of securities in Ireland within the meaning of the Irish Prospectus (Directive 2003/71/EC) Regulations 2005 (the “Prospectus Regulations”). The securities have not been offered or sold, and will not be offered, sold or delivered directly or indirectly in Ireland by way of a public offering, except to (i) qualified investors as defined in Regulation 2(l) of the Prospectus Regulations; and (ii) fewer than 100 natural or legal persons who are not qualified investors.

128

Hong Kong

The securities may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong) (“Companies (Winding Up and Miscellaneous Provisions) Ordinance”) or which do not constitute an invitation to the public within the meaning of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (“Securities and Futures Ordinance”); (ii) to “professional investors” as defined in the Securities and Futures Ordinance and any rules made thereunder; or (iii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance, and no advertisement, invitation or document relating to our securities may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to our securities that are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” in Hong Kong as defined in the Securities and Futures Ordinance and any rules made thereunder.

Israel

The securities offered by this prospectus have not been approved or disapproved by the Israeli Securities Authority (the ISA), nor have such securities been registered for sale in Israel. The shares may not be offered or sold, directly or indirectly, to the public in Israel, absent the publication of a prospectus. The ISA has not issued permits, approvals or licenses in connection with the offering or publishing of the prospectus; nor has it authenticated the details included herein, confirmed their reliability or completeness, or rendered an opinion as to the quality of the securities being offered. Any resale in Israel, directly or indirectly, to the public of the securities offered by this prospectus is subject to restrictions on transferability and must be effected only in compliance with the Israeli securities laws and regulations.

Italy

The offering of the securities in the Republic of Italy has not been authorized by the Italian Securities and Exchange Commission (Commissione Nazionale per le Societ - $$ - Aga e la Borsa, “CONSOB”) pursuant to Italian securities legislation, and, accordingly, no offering material relating to the securities may be distributed in Italy, and such securities may not be offered or sold in Italy in a public offer within the meaning of Article 1.1(t) of Legislative Decree No. 58 of 24 February 1998 (“Decree No. 58”), other than:

●

to Italian qualified investors, as defined in Article 100 of Decree no. 58 by reference to Article 34-ter of

CONSOB Regulation no. 11971 of 14 May 1999 (“Regulation no. 1197l”) as amended (“Qualified Investors”); and

●	in other circumstances that are exempt from the rules on public offer pursuant to Article 100 of Decree No. 58 and Article 34-ter of Regulation No. 11971 as amended.

Any offer, sale or delivery of the securities or distribution of any offer document relating to the securities in Italy (excluding placements where a Qualified Investor solicits an offer from the issuer) under the paragraphs above must be:

●

made by investment firms, banks or financial intermediaries permitted to conduct such activities in Italy in accordance with Legislative Decree No. 385 of 1 September 1993 (as amended), Decree No. 58, CONSOB Regulation No. 16190 of 29 October 2007 and any other applicable laws; and

●	in compliance with all relevant Italian securities, tax and exchange controls and any other applicable laws.

Any subsequent distribution of the securities in Italy must be made in compliance with the public offer and prospectus requirement rules provided under Decree No. 58 and Regulation No. 11971, as amended, unless an exception from those rules applies. Failure to comply with such rules may result in the sale of such securities being declared null and void and in the liability of the entity transferring the securities for any damages suffered by the investors.

129

Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended), or the FIEA. The securities may not be offered or sold, directly or indirectly, in Japan or to or for the benefit of any resident of Japan (including any person resident in Japan or any corporation or other entity organized under the laws of Japan) or to others for reoffering or resale, directly or indirectly, in Japan or to or for the benefit of any resident of Japan, except pursuant to an exemption from the registration requirements of the FIEA and otherwise in compliance with any relevant laws and regulations of Japan.

Portugal

This document is not being distributed in the context of a public offer of financial securities (oferta pública de valores mobiliários) in Portugal, within the meaning of Article 109 of the Portuguese Securities Code (Código dos Valores Mobiliários). The securities have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in Portugal. This document and any other offering material relating to the securities have not been, and will not be, submitted to the Portuguese Securities Market Commission (Comissão do Mercado de Valores Mobiliários) for approval in Portugal and, accordingly, may not be distributed or caused to distributed, directly or indirectly, to the public in Portugal, other than under circumstances that are deemed not to qualify as a public offer under the Portuguese Securities Code. Such offers, sales and distributions of securities in Portugal are limited to persons who are “qualified investors” (as defined in the Portuguese Securities Code). Only such investors may receive this document, and they may not distribute it or the information contained in it to any other person.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of our securities may not be circulated or distributed, nor may our securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor (as defined under Section 4A of the Securities and Futures Act, 2001 of Singapore (“SFA”)) under Section 274 of the SFA; (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA and (where applicable) Regulation 3 of the Securities and Futures (Classes of Investors) Regulations 2018; or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to conditions set forth in the SFA.

Where our securities are subscribed or purchased under Section 275 of the SFA by a relevant person which is a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, the securities or securities-based derivatives contracts of that corporation shall not be transferable within six months after that corporation has acquired the securities or securities-based derivatives contracts under Section 275 of the SFA except: (1) to an institutional investor or to a relevant person, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(c)(ii) of the SFA, (2) where no consideration is or will be given for the transfer, (3) where the transfer is by operation of law, (4) as specified in Section 276(7) of the SFA, or (5) as specified in Regulation 37A of the Securities and Futures (Offers of Investments) (Securities and Securities-based Derivatives Contracts) Regulations 2018.

Where our securities are subscribed or purchased under Section 275 of the SFA by a relevant person which is a trust (where the trustee is not an accredited investor (as defined in Section 4A of the SFA)) whose sole purpose is to hold investments and each beneficiary of the trust is an accredited investor, the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable within six months after that trust has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor or to a relevant person, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(c)(ii) of the SFA, (2) where no consideration is or will be given for the transfer, (3) where the transfer is by operation of law, (4) as specified in Section 276(7) of the SFA, or (5) as specified in Regulation 37A of the Securities and Futures (Offers of Investments) (Securities and Securities-based Derivatives Contracts) Regulations 2018.

130

Malaysia

The securities have not been and may not be approved by the Securities Commission Malaysia, or SC, and this document has not been and will not be registered as a prospectus with the SC under the Malaysian capital markets and services act of 2007, or CMSA. Accordingly, no securities or offer for subscription or purchase of securities or invitation to subscribe for or purchase securities are being made to any person in or from within Malaysia under this document except to persons falling within any of paragraphs 2(g)(i) to (xi) of schedule 5 of the CMSA and distributed only by a holder of a capital markets services license who carries on the business of dealing in securities and subject to the issuer having lodged this prospectus with the SC within seven days from the date of the distribution of this prospectus in Malaysia. The distribution in Malaysia of this document is subject to Malaysian laws. Save as aforementioned, no action has been taken in Malaysia under its securities laws in respect of this document. This document does not constitute and may not be used for the purpose of a public offering or an issue, offer for subscription or purchase, invitation to subscribe for or purchase any securities requiring the approval of the SC or the registration of a prospectus with the SC under the CMSA.

Sweden

This document has not been, and will not be, registered with or approved by Finansinspektionen (the Swedish Financial Supervisory Authority). Accordingly, this document may not be made available, nor may the securities be offered for sale in Sweden, other than under circumstances that are deemed not to require a prospectus under the Swedish Financial Instruments Trading Act (1991:980) (Sw. lag (1991:980) om handel med finansiella instrument). Any offering of securities in Sweden is limited to persons who are “qualified investors” (as defined in the Financial Instruments Trading Act). Only such investors may receive this document, and they may not distribute it or the information contained in it to any other person.

Switzerland

The securities may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering material relating to the securities may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering material relating to the securities has been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of securities will not be supervised by, the Swiss Financial Market Supervisory Authority (FINMA). This document is personal to the recipient only and not for general circulation in Switzerland.

United Arab Emirates

Neither this document nor the securities have been approved, disapproved or passed on in any way by the Central Bank of the United Arab Emirates or any other governmental authority in the United Arab Emirates, nor has the Company received authorization or licensing from the Central Bank of the United Arab Emirates or any other governmental authority in the United Arab Emirates to market or sell the securities within the United Arab Emirates. This document does not constitute and may not be used for the purpose of an offer or invitation. No services relating to the securities, including the receipt of applications and/or the allotment or redemption of such shares, may be rendered within the United Arab Emirates by the Company.

No offer or invitation to subscribe for securities is valid or permitted in the Dubai International Financial Centre.

United Kingdom

Neither the information in this document nor any other document relating to the offer has been delivered for approval to the Financial Services Authority in the United Kingdom, and no prospectus (within the meaning of section 85 of the Financial Services and Markets Act 2000, as amended (“FSMA”)) has been published or is intended to be published in respect of the securities. This document is issued on a confidential basis to “qualified investors” (within the meaning of section 86(7) of FSMA) in the United Kingdom, and the securities may not be offered or sold in the United Kingdom by means of this document, any accompanying letter or any other document, except in circumstances which do not require the publication of a prospectus pursuant to section 86(1) FSMA. This document should not be distributed, published or reproduced, in whole or in part, nor may its contents be disclosed by recipients to any other person in the United Kingdom.

131

Expenses Related To This Offering

Set forth below is an itemization of the total expenses, excluding underwriting discounts and commissions, which are expected to be incurred in connection with the offer and sale of the Class A Ordinary Shares by us. With the exception of the SEC registration fee, the Nasdaq Capital Market listing fee and the Financial Industry Regulatory Authority (“FINRA”) filing fee, all amounts are estimates.

SEC registration fee	US$
NASDAQ listing fee
FINRA filing fee
Printing and engraving expenses
Legal fees and expenses
Accounting fees and expenses
Miscellaneous
Total	US$

Note: The expenses above are to be completed in amendment.

These expenses will be borne by us.

132

Legal Matters

We are being represented by Sidley Austin LLP with respect to certain legal matters as to United States federal securities law. The underwriter is being represented by Loeb & Loeb LLP with respect to certain legal matters as to United States federal securities law. The validity of the Class A Ordinary Shares offered in this offering will be passed upon for us by Harney Westwood & Riegels Singapore LLP. Certain legal matters as to Singapore law will be passed upon for us by Rajah & Tann Singapore LLP. Sidley Austin LLP may rely upon Harney Westwood & Riegels Singapore LLP with respect to matters governed by Cayman Islands law and Rajah & Tann Singapore LLP with respect to matters governed by Singapore law.

133

Experts

The financial statements as of and for the years ended June 30, 2021 and 2022, and the related financial statement schedule included in this prospectus have been audited by Simon & Edward, LLP, an independent registered public accounting firm, as stated in their report appearing herein (which expresses an unqualified opinion on the financial statements and includes an explanatory paragraph referring to the translation of SGD amounts to United States dollar amounts). Such financial statements and financial statement schedule are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The office of Simon & Edward, LLP is located at 17506 Colima Road Suite #101, Rowland Heights, CA 91748.

134

Where You Can Find Additional Information

We have filed a registration statement, including relevant exhibits and schedules, with the SEC on Form F-1 under the Securities Act with respect to the Class A Ordinary Shares to be sold in this offering. This prospectus, which constitutes a part of the registration statement on Form F-1, does not contain all of the information contained in the registration statement. You should read our registration statement and its exhibits and schedules thereto for further information with respect to us and the Class A Ordinary Shares.

Immediately upon the effectiveness of the registration statement on Form F-1 of which this prospectus forms a part, we will become subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. All information filed with the SEC can be obtained over the internet at the SEC’s website at www.sec.gov or inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of documents, upon payment of a duplicating fee, by writing to the SEC.

135

Mobile-health Network Solutions

F-1

MOBILE-HEALTH NETWORK SOLUTIONS

F-2

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and Board of Directors

Mobile-health Network Solutions

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Mobile-health Network Solutions and subsidiary (the “Company”) as of June 30, 2022 and 2021, the related consolidated statements of operation and comprehensive income (loss), changes in stockholders’ equity, and cash flows for each of the two years in the period ended June 30, 2022, and the related notes to the consolidated financial statements. In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2022 and 2021, and the results of its operations and its cash flows for each of the two years in the period ended June 30, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing separate opinions on the critical audit matter or on the accounts or disclosures to which it relates.

Revenue recognition – Determination of principal versus agent

As discussed in Notes 2 to the consolidated financial statements, revenue is recognized on a gross or net basis based on whether the Company acts as a principal by controlling the service provided to the consumer, or whether it acts as an agent by arranging for third parties to provide the service to the consumer. During the years ended June 30, 2022 and 2021, telemedicine service was resulted in deliveries revenue of $6 million from contractual agreements in which the Company is responsible for arranging telemedicine consultation service provided to patients by in-house doctors and/or external contractual doctors and the Company is therefore acting as a principal.

We identified the determination of principal versus agent for revenue recognition for the telemedicine service arrangements as a critical audit matter. Specifically, subjective auditor judgment was required to evaluate whether the Company acted as either a principal or an agent with respect to whether the Company controls the promised service.

The primary procedures we performed to address this critical audit matter included:

Obtained understanding the legal requirements and operating environment of medical practice at Singapore.

Obtained and understood the service contracts between the Company, Manadr APP users (i.e. patients) and service provider (i.e. doctors) for telemedine advises subscribed and medical advises and medicine prescription provided;

Performed testing walkthroughs of sales and purchase transactions to confirm the working flow of the key business cycles;

Obtained revenue recognition memo including analysis of principal versus agent along with the management’s conclusion;

Assessed management’s determination of revenue recognition for the telemedicine service arrangements by analyzing whether the Company controls the promised service pursuant to the terms and conditions with Manadr APP users and service providers.

Leveraged the testing result of substantive testing to further verify with the management’s conclusion.

/s/ Simon & Edward, LLP

We have served as the Company’s auditor since 2023.

Rowland Heights, California

September 5, 2023

F-3

MOBILE-HEALTH NETWORK SOLUTIONS

CONSOLIDATED BALANCE SHEETS

	As of June, 30
	2022	2021
	US$	US$
ASSETS
Current assets
Cash and cash equivalents	10,243,088	163,180
Accounts receivable, net	112,526	231,886
Inventories, net	71,655	93,720
Other current assets	33,556	26,083
Amount due from related parties	77,329	93,606
Amount due from officers	3,449	3,570
Income tax receivables	-	5,186
Total current assets	10,541,603	617,231

Non-current assets
Property and equipment, net	34,350	53,843
Intangible assets, net	122,225	178,761
Operating leases right-of-use assets	57,445	82,388
Investment in joint venture	1	1
Deferred tax assets	-	549
Total non-current assets	214,021	315,542

TOTAL ASSETS	10,755,624	932,773

LIABILITIES
Current liabilities
Accounts payable	560,730	262,143
Accruals and other payables	372,350	153,076
Amount due to officers	158,344	172,622
Amount due to related parties	4,303	32,469
Operating lease liabilities, current	39,163	33,107
Income taxes payable	134,362	-
Total current liabilities	1,269,252	653,417

Non-current liabilities
Amount due to officers	958,440	6,181,459
Other liabilities	71,849	74,383
Operating lease liabilities	19,954	48,610
Total non-current liabilities	1,050,243	6,304,452

TOTAL LIABILITIES	2,319,495	6,957,869

COMMITMENTS AND CONTINGENCIES (Note 13)

SHAREHOLDERS’ EQUITY (DEFICIT)
Ordinary shares, Class A, $0.001 par value, 25,000,000 shares authorized, 67,494 and 32,208 shares issued and outstanding as of June 30, 2022 and 2021, respectively	67	32
Ordinary shares, Class B, $0.001 par value, 25,000,000 shares authorized, 48,313 shares issued and outstanding as of June 30, 2022 and 2021, respectively	49	49
Additional paid-in capital	14,482,926	-
Accumulated deficit	(5,939,641)	(6,032,338)
Accumulated other comprehensive (loss) income	(107,272)	7,161
Total shareholders’ equity (deficit)	8,436,129	(6,025,096)
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	10,755,624	932,773

The accompanying notes are an integral part of these consolidated financial statements.

F-4

MOBILE-HEALTH NETWORK SOLUTIONS

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

	For the years ended June 30
	2022	2021
	US$	US$

Revenue	6,988,849	2,583,189
- Third parties	6,439,164	2,176,449
- Related parties	549,685	406,740
Cost	(5,053,743)	(2,034,051)
- Third parties	(4,096,651)	(1,779,556)
- Related parties	(957,092)	(254,495)
Gross profit	1,935,106	549,138

Operating expenses:
Salaries and benefits	1,038,877	777,316
Depreciation and amortization	87,094	41,761
Selling, general and administrative expenses	615,473	369,549
Total operating expenses	1,741,444	1,188,626

Other income (loss):
Government incentives	2,357	51,972
Other income (loss), net	62,453	(32,222)
Interest expenses	-	(14)
Total other income, net	64,810	19,736

Income (Loss) before income tax expense	258,472	(619,752)

Income tax (expense) benefit	(165,775)	67
Net income (loss)	92,697	(619,685)

Other comprehensive income:
Foreign currency translation, net of income tax	(114,433)	1,346
Comprehensive loss	(21,736)	(618,339)

Net income (loss) per share
Basic and diluted	1.07	(7.70)

Weighted average number of ordinary shares
Basic and diluted	86,402	80,521

The accompanying notes are an integral part of these consolidated financial statements.

F-5

MOBILE-HEALTH NETWORK SOLUTIONS

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Ordinary shares, Class A		Ordinary shares, Class B
	Shares Outstanding	Par value	Shares Outstanding	Par value	Additional paid-in capital	Accumulated losses	Accumulated other comprehensive income (loss)	Total
		US$		US$	US$	US$	US$	US$
Balance as of July 1, 2020	32,208	32	48,313	49	-	(5,412,653)	5,815	(5,406,757)
Net loss	-	-	-	-	-	(619,685)	-	(619,685)
Foreign currency translation adjustment	-	-	-	-	-	-	1,346	1,346

Balance as of June 30, 2021	32,208	32	48,313	49	-	(6,032,338)	7,161	(6,025,096)
Issuance of ordinary shares (Note 9)	35,286	35	-	-	14,482,926	-	-	14,482,961
Net income	-	-	-	-	-	92,697	-	92,697
Foreign currency translation adjustment	-	-	-	-	-	-	(114,433)	(114,433)

Balance as of June 30, 2022	67,494	67	48,313	49	14,482,926	(5,939,641)	(107,272)	8,436,129

The accompanying notes are an integral part of these consolidated financial statements.

F-6

MOBILE-HEALTH NETWORK SOLUTIONS

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the years ended June 30
	2022	2021
	US$	US$
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	92,697	(619,685)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	87,094	41,761
Non cash lease expenses	49,696	48,190
Intangible assets written off	(8,958)	-
Deferred tax benefit provision (reversal)	549	(67)
Change in operating assets and liabilities:
Accounts receivable	119,360	(99,491)
Other current assets	(7,473)	37,513
Inventories	22,065	(7,262)
Income tax receivables	5,186	(5,186)
Accounts payable	298,587	40,007
Accruals and other current liabilities	229,844	(18,555)
Operating lease assets and liabilities, net	(47,353)	(53,793)
Income taxes payable	134,362	(3,182)

Net cash provided by (used in) operating activities	975,656	(639,750)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(15,211)	(5,096)

Net cash used in investing activities	(15,211)	(5,096)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of ordinary shares	9,709,166	-
Repayment of other payables to related parties	(11,889)	(18,539)
Advance from directors	-	670,366
Repayment to directors	(463,381)	(129,866)

Net cash provided by financial activities	9,233,896	521,961

Effect of exchange rate changes on cash and cash equivalents	(114,433)	1,346

Net change in cash and cash equivalents	10,079,908	(121,539)
Cash and cash equivalents - beginning of year	163,180	284,719

Cash and cash equivalents - end of year	10,243,088	163,180

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for interest	-	14
Cash paid for income taxes	-	3,032

SUPPLEMENTAL SCHEDULE OF NON-CASH FINANCING ACTIVITIES:
Shares issued via the capitalization of amount due to director	4,773,795	-

The accompanying notes form an integral part of these financial statements.

F-7

MOBILE-HEALTH NETWORK SOLUTIONS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1	Organization and business overview

Mobile-health Network Solutions. is an investment holding company incorporated on 28 July 2016 under the laws of the Cayman Islands. The Company through its subsidiaries provides telehealth solutions through our MaNaDr platform, which is accessible via our mobile application and website to offer users with a range of seamless and hassle-free telehealth solutions. The platform seeks to offer users the ability to teleconsult with doctors and be prescribed and delivered with the medication at their doorsteps. We also sell prescription drugs, non-prescription drugs and healthcare products directly on our platform and indirectly through the Company’s retail pharmacy network. Mobile-health Network Solutions and its subsidiaries are collectively referred to as the “Company”.

The Company is headquartered in Singapore.

The consolidated financial statements of the Company include the following entities:

Name	Date of incorporation	Percentage of direct or indirect interests	Place of incorporation	Principal activities
Mobile-health Network Solutions	28 July 2016		Cayman Islands	Investment holding
Manadr Pte. Ltd.	28 September 2016	70% (1)	Singapore	Providing healthcare services through mobile application and web portals
Mobile Health Pte. Ltd.	2 July 2009	100%	Singapore	Developing IT systems on mobile phone
Songline Analytics Pvt Ltd.	4 August 2015	99.99%(3)	India	Developing IT systems on mobile phone
1 Healthservice Pte. Ltd.	28 September 2016	100%	Singapore	Pharmacies, drug stores and other health services
Manahome care Pte. Ltd.	September 23, 2017	100%	Singapore	Dormant
Manacollege Pte. Ltd.	October 11, 2017	100%	Singapore	Dormant
Mana Aesthetics Pte. Ltd.	October 11, 2017	100%	Singapore	Beauty and other personal care services
Managourmet Pte. Ltd.	December 28, 2017	51%	Singapore	Dormant
Nano Mana Pte. Ltd.	August 2, 2018	50%(2)	Singapore	Dormant
Manaheart Pte. Ltd.	May 29, 2019	51%	Singapore	Dormant
Manapharma Pte. Ltd.	March 17, 2019	100%	Singapore	Dormant

F-8

MOBILE-HEALTH NETWORK SOLUTIONS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1	Organization and business overview (continued)

(1)	The Company entered into a trust deed with Teoh Pui Pui to hold 30% legal ownership of Manadr Pte. Ltd. on behalf of the Company with effective from April 8, 2021 in connection with the restructuring exercise to rationalize the Group structure. The Company had 100% beneficial ownership of Manadr Pte. Ltd. pursuant to the trust deed. On March 31, 2023, the 30% ownership was transferred back from Teoh Pui Pui to the Company in the same consideration to streamline the capital structure of the Company prior to the Nasdaq listing application. Manadr Pte. Ltd is consolidated in the accompanying consolidated financial statements as a wholly owned subsidiary during the period.

(2)	The Company has a 50% interest in Nano Mana Pte. Ltd., a dormant joint venture company. The joint venture company was struck off in May 2023.application.

(3)	In December 2022, the Company completed the disposal of the subsidiary, Songline Analytics Pvt Ltd. to an independent third party, for a consideration of approximately $8,000. The disposal of Songline Analytics Pvt Ltd. did not represent a strategic shift that has a major effect on the Company’s operations and financial results. Therefore, the disposal of the subsidiary is not reported in discontinued operations.

2	Summary of significant accounting policies

This summary of significant accounting policies is presented to assist in understanding the Company’s consolidated financial statements and has been consistently applied in the preparation of the financial statements.

Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) and pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”).

Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries. Significant inter-company balances, inter-company transactions, investment and capital, if any, have been eliminated upon consolidation.

Non-controlling interest represents the portion of the net assets of a subsidiary attributable to interests that are not owned by the Company. The non-controlling interest is presented in the consolidated balance sheets, separately from equity attributable to the shareholders of the Company. Non-controlling interest’s operating result is presented on the face of the consolidated statements of income and comprehensive income/(loss) as an allocation of the total income/(loss) for the year between non-controlling shareholders and the shareholders of the Company.

Use of estimates

The preparation of consolidated financial statements in conformity with US GAAP requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Significant accounting estimates reflected in the Company’s consolidated financial statements include, but are not limited to, inventory valuation, impairment of long-lived assets, estimated useful life of property and equipment and intangible assets, and allowance for credit losses on receivables, and realisation of deferred tax assets. Actual results may differ from these estimates.

Foreign currency and translation

The functional currency of Mobile-health Network Solutions and its Singapore subsidiaries is the Singapore dollar (“S$”) The functional currency of the Company’s Indian subsidiary is the Indian Rupee (INR). The reporting currency of the Company is the United States dollar (the “US$”).

F-9

MOBILE-HEALTH NETWORK SOLUTIONS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2	Summary of significant accounting policies (continued)

Foreign currency and translation (continued)

The financial statements of the Company is translated from the functional currency to the reporting currency, the US$. Transactions denominated in foreign currencies are re-measured into the functional currency at the exchange rates prevailing on the transaction dates.

Monetary assets and liabilities denominated in foreign currencies are re-measured at the exchange rates prevailing at the balance sheet date. Non-monetary items that are measured in terms of historical costs in foreign currency. Exchange gains and losses are included in the consolidated statements of income and comprehensive income.

The Company uses the average exchange rate for the year and the exchange rate at the balance sheet date to translate the operating results and financial position, respectively. Equity accounts other than earnings generated in current year are translated into US$ at the appropriate historical rates. Translation differences are recorded in accumulated other comprehensive income, a component of shareholders’ equity (deficit).

Cash and cash equivalents

Cash and cash equivalents primarily consist of bank deposits with original maturities of three months or less, which are unrestricted as to withdrawal and use. The Company maintains most of its bank accounts in Singapore. Cash and cash equivalents represent cash in bank and are unrestricted as to withdrawal or use.

Accounts receivable, net

Accounts receivable mainly represent amounts due from customers that meet the revenue recognition criteria. These accounts receivables are recorded net of any allowance for credit losses and specific customer credit allowances. The Company maintains an allowance for estimated credit losses inherent in its accounts receivable portfolio. In establishing the required allowance, management considers historical losses adjusted to take into account current market conditions and the Company’s customers’ financial condition, the receivable amount in dispute, and the current receivables aging and current payment patterns, over the contractual life of the receivable. The Company writes off the receivable when it is determined to be uncollectible.

Other current assets

Other current assets, including deposits and prepayments, are classified based on the terms of the respective agreements. These advances are unsecured and are reviewed periodically to determine whether their carrying value has become impaired. As of June 30, 2022 and 2021, management believes that the Company’s prepayments and deposits are not impaired.

Inventory, net

Inventories are measured at the lower of cost or net realizable value. The cost of inventories is based on the first-in, first-out principle, and includes expenditure incurred in acquiring the inventories and other costs incurred in bringing them to their existing location and condition.

We review inventory quarterly for salability and obsolescence based on expiration dates. A statistical allowance is provided for inventory considered unlikely to be sold. The statistical allowance is based on an analysis of the expiration dates, historical disposal activity, historical customer shipments, as well as estimated future sales. We write off inventory in the period in which disposal occurs.

F-10

MOBILE-HEALTH NETWORK SOLUTIONS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2	Summary of significant accounting policies (continued)

Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation and impairment if applicable. The Company computes depreciation using the straight-line method over the estimated useful lives of the assets as follows:

Categories	Useful life
Computer and software	3 years
Furniture & fittings	5 years
Office equipment	5 years
Leasehold improvement	Shorter of the remaining lease term or 3 years

The cost and related accumulated depreciation of assets sold or otherwise retired are eliminated from the accounts and any gain or loss is included in the consolidated statement of operations and comprehensive income. Expenditures for maintenance and repairs are charged to expense as incurred, while additions renewals and betterments, which are expected to extend the useful life of assets, are capitalized. The Company also re-evaluates the periods of depreciation to determine whether subsequent events and circumstances warrant revised estimates of useful lives.

Intangible assets, net

Intangible assets represent the Manadr platform, patents and trademarks. These intangible assets arise primarily from the determination of their respective fair market values at the date of acquisition. The useful life of the intangible assets is assessed to be finite and amortization is computed using the straight-line method over the estimated useful lives or 3 to 10 years based upon the future cash flows attributable to the asset.

Impairment of long-lived assets

The Company evaluates the recoverability of its long-lived assets (asset groups), including property and equipment, definite-lived intangible assets and operating lease right-of-use assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of its asset (asset group) may not be fully recoverable. When these events occur, the Company measures impairment by comparing the carrying amount of the assets to the estimated undiscounted future cash flows expected to result from the use of the asset (asset group) and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the asset (asset group), the Company recognizes an impairment loss based on the excess of the carrying amount of the asset (asset group) over their fair value. Fair value is generally determined by discounting the cash flows expected to be generated by the asset (asset group), when the market prices are not readily available. The adjusted carrying amount of the asset is the new cost basis and is depreciated over the asset’s remaining useful life. Long-lived assets are grouped with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. For the years ended June 30, 2022 and 2021, no impairment of long-lived assets was recognized.

Leases

The Company is a lessee of non-cancellable operating leases for its corporate office premise. The Company determines if an arrangement is a lease at inception. Lease assets and liabilities are recognized at the present value of the future lease payments at the lease commencement date. The interest rate used to determine the present value of the future lease payments is the Company’s incremental borrowing rate based on the information available at the lease commencement date. The Company generally uses the base, non-cancellable lease term in calculating the right-of-use assets and liabilities.

The Company has elected not to recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less. The Company recognizes the lease payments associated with its short-term leases as an expense on a straight-line basis over the lease term.

F-11

MOBILE-HEALTH NETWORK SOLUTIONS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2	Summary of significant accounting policies (continued)

Leases (continued)

The Company evaluates the impairment of its right-of-use assets consistent with the approach applied for its other long-lived assets. The assessment of possible impairment is based on its ability to recover the carrying value of the asset from the expected undiscounted future pre-tax cash flows of the related operations. The Company has elected to include the carrying amount of finance and operating lease liabilities in any tested asset group and include the associated lease payments in the undiscounted future pre-tax cash flows. For the years ended June 31, 2022 and 2021, the Company did not have any impairment loss against its operating lease right-of-use assets.

Fair value measurements

The Company determines fair value based on assumptions that market participants would use in pricing an asset or liability in the principal or most advantageous market. ASC 820 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1	- observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2	- other inputs that are directly or indirectly observable in the marketplace.
Level 3	- unobservable inputs which are supported by little or no market activity.

The carrying amounts of cash and cash equivalents, accounts receivable, other current assets, accounts payable, and accruals and other payables approximate their fair values because of their generally short maturities. Other non-current liabilities are stated at amortized cost, which approximates fair value. The carrying amounts of operating lease liabilities and the amount due to officers approximate their fair values since they bear an interest rate which approximates market interest rates.

Revenue recognition

The Company follows the revenue requirements of Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers (Topic 606) (“Accounting Standards Codification (“ASC”) 606”). The core principle underlying the revenue recognition of this ASC allows the Company to recognize revenue that represents the transfer of goods and services to customers in an amount that reflects the consideration to which the Company expect to be entitled in such exchange. This will require the Company to identify contractual performance obligations and determine whether revenue should be recognized at a point in time or over time, based on when control of goods and services transfers to a customer.

To achieve that core principle, the Company applies five-step model to recognize revenue from customer contracts. The five-step model requires that the Company (i) identify the contract with the customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, including variable consideration to the extent that it is probable that a significant future reversal will not occur, (iv) allocate the transaction price to the respective performance obligations in the contract, and (v) recognize revenue when (or as) the Company satisfies the performance obligation.

The Company derives revenue from two main segments: (1) telemedicine services; and (2) sale of medicine and medical devices.

Telemedicine services

Telemedicine services are provided to both private sector and public sector. The Company earns telemedicine services revenue from private sector by providing teleconsultation services to patients who have subscribed to Manadr APP by contractual service providers and sale of prescribed medicine. Telemedicine revenue derived from public sector represents revenue generated from contracts with the relevant authorities and departments of the Singapore government by providing teleconsultation services to patients identified by the authorities and departments of the Singapore government. Telemedicine services with prescribed medicine are two distinct performance obligations with standalone prices that are fixed and paid post rendering of teleconsultation service with patients. Prescribed medicine will be delivered to the customer on the same day. The amount paid by the patient is then allocated to each performance obligation in a contract based on its relative standalone selling price (“SSP”). The SSP is the observable price at which we sell the product or service separately.

F-12

MOBILE-HEALTH NETWORK SOLUTIONS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2	Summary of significant accounting policies (continued)

Revenue recognition (continued)

Telemedicine services (continued)

Revenue from teleconsultation services and sale of prescribed medicine are recognized at a point in time when the services are rendered and the products are delivered to the customers respectively.

The Company considers the following indicators amongst others when determining whether it is acting as a principal in the contract where revenue would be recorded on a gross basis:

(i)	the Company is primarily responsible for fulfilling the promise to provide the specified products or services;
(ii)	the Company has control over services provided in which the prescription issued by our service providers is under the clinic name of the Company; and
(iii)	the Company has discretion in establishing the price for the specified products or services.

The services are rendered by the Company’s in-house doctors and external service providers who are registered and credentialed to deliver care on MaNaDr platform. The company contracts with the external service providers who are paid based on the consultation fee set by the Company. Patient contracts with the Company and make payment on the MaNadr platform. In these arrangements, as the Company assumes a principal role in the transaction, revenue is recognized gross. The Company has the right to determine the service price to patients and is responsible for the holding and fulfilment of prescribed medicine to the patients, the Company assumes the credit risk and rewards of ownership of the inventory. Accordingly, the Company accounts for the telemedicine service contracts on a gross basis.

Sale of medicine and medical devices

The Company sells prescription drugs, non-prescription drugs and healthcare products to clinics and end customers offline and online. The online transactions are performed through MaNaShop/MaNaStore. These products are purchased by the Company as inventory for onward sale to customers. Revenue from sale of these products under direct sales model is recognized on a gross basis upon delivery of the medicines or products to the customers. For products that are not purchased by the Company as inventory for onward sale to customers through online marketplace model, the Company facilitates setting product prices with vendors. The Company is not responsible for fulfilling the contracts being provided to the customers nor does the Company have inventory risk related to the contracts. Revenue from sale of these products is recognised on a net basis upon delivery of the medicines or products to the customers.

Deferred revenue

Deferred revenue includes amounts collected or billed in excess of revenue recognized. Deferred revenue is recognized as revenue as the related performance obligations are satisfied. Deferred revenue balances are generally expected to be recognised within 12 months.

Cost of revenue

Cost of revenue primarily consists of fees paid to the service providers, medicine costs and delivery fees.

Related party transactions

Parties, which can be a corporation or individual, are considered to be related if the Company has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Companies are also considered to be related if they are subject to common control or common significant influence, such as a family member or relative, shareholder, or a related corporation.

Segment Reporting

In accordance with ASC 280, Segment Reporting, operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”), or decision making group, in deciding how to allocate resources and in assessing performance. The Company uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s CODM for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. Management, including the CODM maker, reviews operation results by the revenue of different services. Based on management’s assessment, the Company has determined that it has two operating segments as follows:

1. Telemedicine services

2. Sale of medicine and medical devices

F-13

MOBILE-HEALTH NETWORK SOLUTIONS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2	Summary of significant accounting policies (continued)

Concentrations and credit risk

The Company maintains cash with banks in Singapore (“SGN”). Should any bank holding cash become insolvent, or if the Company is otherwise unable to withdraw funds, the Company would lose the cash with that bank; however, the Company has not experienced any losses in such accounts and believes it is not exposed to any significant risks on its cash in bank accounts. In Singapore, a depositor has up to S$75,000 insured by Singapore Deposit Insurance Corporation (“SDIC”).

As of June 30, 2022 and 2021, $13,915,831 and $68,152 of the company’s cash held by financial institutions were uninsured respectively.

Financial instruments that potentially expose the Company to concentration of credit risk consist primarily of cash and cash equivalent and accounts receivable. The Company has designed its credit policies with an objective to minimize their exposure to credit risk. The Company’s accounts receivable are short term in nature and the associated risk is minimal. The Company conducts credit evaluations on its clients and generally does not require collateral or other security. The Company periodically evaluates the creditworthiness of the existing clients in determining the allowance for doubtful accounts primarily based upon the age of the receivables and factors surrounding the credit risk of specific clients.

None of the customers consisted of more than 10% of account receivables as of June 30, 2022. As of June 30, 2021, customer A accounted 94.97% of the account receivables.

For the year ended June 30, 2022, customer A accounted for 66.04% of the Company’s total sales. For the year ended June 30, 2021, customer A accounted for 43.05% of the Company’s total sales.

As of June 30, 2022, supplier A and B, accounted for 14.21% and 15.77% of the account payable respectively. As of June 30, 2021, supplier C and D accounted for 13.81% and 14.05% of the account payables respectively.

For the year ended June 30, 2022, supplier F, accounted for 19.33% of the Company’s total purchases. For the year ended June 30, 2021, supplier C accounted for 18.71% of the Company’s total purchases.

Employee benefits

Employee benefits are recognized as an expense, unless the cost qualifies to be capitalized as an asset.

i)	Defined contribution plans

Defined contribution plans are post-employment benefit plans under which the Company pays fixed contributions into separate entities such as the Central Provident Fund on a mandatory, contractual or voluntary basis. The Company has no further payment obligations once the contributions have been paid.

ii)	Short-term compensated absences

Employee entitlements to annual leave are recognized when they accrue to employees. A provision is made for the estimated liability for annual leave as a result of services rendered by employees up to the balance sheet date.

Income taxes

The Company accounts for income taxes under FASB ASC 740. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets are also provided for net operating loss carryforwards that can be utilized to offset future taxable income.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. A valuation allowance is established, when necessary, to reduce net deferred tax assets to the amount expected to be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

F-14

MOBILE-HEALTH NETWORK SOLUTIONS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2	Summary of significant accounting policies (continued)

Income taxes (continued)

The provisions of FASB ASC 740-10-25, “Accounting for Uncertainty in Income Taxes,” prescribe a more-likely-than-not threshold for consolidated financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This interpretation also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and related disclosures.

The Company did not accrue any liability, interest or penalties related to uncertain tax positions in its provision for income taxes for the years ended June 30, 2022 and 2021. The Company does not expect that its assessment regarding unrecognized tax positions will materially change over the next 12 months.

Comprehensive Income (Loss)

Comprehensive income (loss) is comprised of net income (loss) and other comprehensive income (loss). Other comprehensive income (loss) consists of foreign currency translation that have been excluded from the determination of net income (loss).

Earnings (loss) per share

Basic earnings (loss) per share is computed by dividing net earnings (loss) attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the year. Diluted earnings per share is computed in the same manner as basic EPS, except the number of shares include additional ordinary shares that would have been outstanding if potential ordinary shares with a dilutive effect had been issued. When the Company has a loss, diluted shares are not included as their effect would be anti-dilutive. The Company has no dilutive securities or debt for each of the years end June 30, 2022 and 2021.

Recent Accounting Pronouncements

The Company is an “ emerging growth company “ (“EGC “) as defined in the Jumpstart Our Business Startups Act of 2012 (the “ JOBS Act “). Under the JOBS Act, EGC can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. The Company made the election to delay the adoption of new or revised accounting standards.

In October 2020, the FASB issued ASU 2020-10, “Codification Improvements to Subtopic 205-10, presentation of financial statements”. The amendments in this Update improve the codification by ensuring that all guidance that requires or provides an option for an entity to provide information in the notes to financial statements is codified in the disclosure section of the codification that reduce the likelihood that the disclosure requirements would be missed. The amendments also clarify guidance so that an entity can apply the guidance more consistently. Early application of the amendments is permitted for any annual or interim period which financial statements are available to be issued. The amendments in this Update should be applied retrospectively. An entity should apply the amendments at the beginning of the period that includes the adoption date. The adoption of this standard is not expected to have a significant impact on the Company.

Except as mentioned above, the Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s consolidated balance sheets, statements of operations and cash flows.

F-15

MOBILE-HEALTH NETWORK SOLUTIONS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3	Accounts receivable, net

	As of June, 30
	2022	2021
	US$	US$

Accounts receivable	127,066	241,830
Less: allowance for doubtful accounts	(14,540)	(9,944)

Total accounts receivable	112,526	231,886

Movements of allowance for doubtful accounts are as follows:

	June 30, 2022	June 30, 2021
	US$	US$

Allowance for doubtful accounts, beginning balance	9,944	-
Addition	5,044	9,944
Exchange rate impact	(448)	(4)
Allowance for doubtful accounts, ending balance	14,540	9,944

For the years ended June 30, 2022 and 2021, the Company recognized $5,044 and $9,948 respectively of bad debts expense.

4	Inventories, net

	As of June, 30
	2022	2021
	US$	US$

Medicines	73,426	90,668
Medical devices	1,898	4,802

Finished goods	75,324	95,470
Less: Allowance for stock obsolesces	(3,669)	(1,750)

Total inventories, net	71,655	93,720

Movements of allowance for stock obsolesces are as follows:

	June 30, 2022	June 30, 2021
	US$	US$

Allowance for stock obsolesces, beginning balance	1,750	1,689
Addition	2,022	-
Exchange difference	(103)	61
Allowance for stock obsolesces, ending balance	3,669	1,750

There are no inventories pledged as security for liabilities.

F-16

MOBILE-HEALTH NETWORK SOLUTIONS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5	Property and equipment, net

	As of June, 30
	2022	2021
	US$	US$

Computer and software	34,789	38,885
Furniture & fittings	12,742	18,407
Office equipment	30,152	38,049
Leasehold improvement	96,317	95,399

Total	174,000	190,740
Less: accumulated depreciation	(139,650)	(136,897)

Net book value	34,350	53,843

Depreciation expenses for the years ended June 30, 2022 and 2021 were $34,704 and $24,830 respectively.

6	Intangible assets, net

	As of June, 30
	2022	2021
	US$	US$

Patent	15,209	14,912
MaNadr APP Software	587,532	608,246
Trademarks	66,346	68,685

Total	669,087	691,843
Less: accumulated amortization	(546,862)	(513,082)

Net book value	122,225	178,761

Amortization expenses for the years ended June 30, 2022 and 2021 were $52,390 and $16,931 respectively.

Based on the carrying value of definite-lived intangible assets as of June 30, 2022, the Company estimates its amortization expense for following years will be as follows:

Amortization expense
US$
Years Ended June 30,
2023	50,731
2024	50,731
2025	6,635
2026	6,635
2027	5,149
Thereafter	2,344
Total amortization expense	122,225

F-17

MOBILE-HEALTH NETWORK SOLUTIONS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7	Lease

The Company determines if a contract contains a lease at inception. US GAAP requires that the Company’s leases be evaluated and classified as operating or finance leases for financial reporting purposes. The classification evaluation begins at the commencement date and the lease term used in the evaluation includes the non-cancellable period for which the Company has the right to use the underlying asset, together with renewal option periods when the exercise of the renewal option is reasonably certain and failure to exercise such option which results in an economic penalty.

The Company has two office premises lease agreement with lease terms ranging from 1 to 3 years, respectively. The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants. Upon adoption of ASU 2016-02, no right-of-use (“ROU”) assets nor lease liability was recorded for the lease with a lease term with one year.

Incremental rate applied to ROU and lease liabilities calculation refer to the central bank of Singapore.

As of June 30, 2022, the Company subsisted of the following non-cancellable lease contracts.

Description of lease	Lease term

Office premises, Vision exchange #07-06/07	3 years
Office premises, Icon 4 Tower #243A	2 years
Pharmacy retail unit, Block 356 Hougang Ave 7 #01-799	1 year

(a) Amount recognized in the consolidated balance sheet:

	As of June, 30
	2022	2021
	US$	US$

Right-of-use assets	57,445	82,388

Lease liabilities
Current	39,163	33,107
Non-current	19,954	48,610
	59,117	81,717

(b) A summary of lease cost recognized in the Company’s consolidated statements of operations is as follows:

	As of June, 30
	2022	2021
	US$	US$

Operating lease cost	53,952	53,186

F-18

MOBILE-HEALTH NETWORK SOLUTIONS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7	Lease (continued)

Other information related to leases in as follows:

	As of June, 30
	2022	2021
	US$	US$

Weighted average remaining lease term (in years)	1.08	1.42

Weighted average discount rate	5.25%	5.25%

As of June 30, 2022, the maturities of the Company’s operating lease liabilities (excluding short-term leases) are as following:

Years ending June 30,	US$
2023	40,904
2024	20,564

Total future minimum lease payments	61,468
Less imputed interest	(1,041)

Present value of operating lease liabilities	60,427
Less: current portion	(39,163)
Less: exchange rate	(1,310)

Long-term portion	19,954

8	Accrual and other payables

	As of June, 30
	2022	2021
	US$	US$

Accruals
Staff salaries	50,070	18,096
Director	21,555	-
Professional and consultancy fee	143,595	99,661
Others	17,956	7,556
GST payables	139,174	27,763
	372,350	153,076

GST payable represents goods and services tax imposed by the Singapore authorities, collected from customers and patient, to be remitted to the local tax authorities. The Company’s policy is to record the GST collected as a liability on the books and then remove the liability when the sales tax is remitted. There is no impact on the statement of operations as revenue is recorded net of GST.

The accruals of director refers to the directors’ fee payable amounted $7,185 each to 3 company’s directors named Nam Min Fern, Teo Kian Huat and Tsang Bih Shiou.

F-19

MOBILE-HEALTH NETWORK SOLUTIONS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9	Equity

The Company was incorporated under the laws of the Cayman Islands on 28 July 2016. The authorized share capital of the Company is US$50,000 divided into 25,000,000 Class A Ordinary Shares and 25,000,000 Class B Ordinary Shares, with par value US$0.001 per share. Holders of Class A Ordinary Shares and Class B Ordinary Shares have the same rights except for voting and conversion rights. Each holder of our Class A Ordinary Share is entitled to one vote per share. Each holder of our Class B Ordinary Share is entitled to 10 votes per share.

In connection with our fund raising, the Company entered into a series of agreements with investors since 2016. The Company issued 32,208 Class A Ordinary Shares and 48,313 Class B Ordinary Shares as of 30 June 2021.

On 8 May 2022, the Company issue an aggregate of 35,286 Class A Ordinary Shares, comprising (i) 11,631 Class A Ordinary Shares issued to three persons pursuant to the capitalization of a shareholder loan of S$6,500,000, and (ii) 23,655 Class A Ordinary Shares issued to four investors for a total consideration of S$13,200,000 pursuant to a share subscription agreement.

10	Related party transactions and balances

The table below sets forth the major related parties and their relationships with the Company as of June 30, 2022 and 2021:

Name of related parties	Relationship with the Company
Manadr Medical Holdings Pte. Ltd. (dba. Healthlight Family Medicine Clinic)	Related company under common control of directors, Dr. Siaw Tung Yeng and Dr. Rachel Teoh Pui Pui
Kim JL Healthcare Pte. Ltd. (dba. Punggol Ripples Family Clinic)	Related company under common control of the same directors, Dr. Siaw Tung Yeng and Dr. Rachel Teoh Pui Pui
EC Family Clinic Pte. Ltd.	50% owned by Dr. Rachel Teoh Pui Pui
Manadr Malaysia Sdn. Bhd.	76% owned by Dr. Siaw Tung Yeng
Rachel Teoh Pui Pui	Director
Siaw Tung Yeng	Director
Nam Min Fern	Director
Teo Kian Huat	Director
Tsang Bih Shiou	Director

The Company provided services to Manadr Medical Holdings Pte. Ltd. amounting to $544,594 and $340,536 for the year ended June 30, 2022 and 2021, respectively. At the same time, the Company received goods and services from Manadr Medical Holdings Pte. Ltd. amounting to $913,140 and $193,335 for the year ended June 30, 2022 and 2021, respectively. The receivables balance due from Manadr Medical Holdings Pte. Ltd. were $53,168 and $93,724 as of June 30, 2022 and 2021, respectively. The payable balance due to Manadr Medical Holdings Pte. Ltd. were $23,964 and $61,596 as of June 30, 2022 and 2021, respectively. The credit term is 30 days.

The Company provided services to Kim JL Healthcare Pte. Ltd. amounting to $3,332 and $64,332 for the year ended June 30, 2022 and 2021, respectively. At the same time, the Company received goods and services from Kim JL Healthcare Pte. Ltd. amounting to $1,695 and $26,789 for the year ended June 30, 2022 and 2021, respectively. The receivables balance due from Kim JL Healthcare Pte. Ltd. were $9,006 and $12,035 as of June 30, 2022 and 2021, respectively. The payable balance due to Kim JL Healthcare Pte. Ltd. were $210 and $nil as of June 30, 2022 and 2021, respectively. The credit term is 30 days.

The Company provided services to EC Family Clinic Pte. Ltd. amounting to $1,759 and $1,872 for the year ended June 30, 2022 and 2021, respectively. At the same time, the Company received goods and services from Kim JL Healthcare Pte. Ltd. amounting to $15 and $290 for the year ended June 30, 2022 and 2021, respectively. The receivables balance due from EC Family Clinic Pte. Ltd. were $1,508 and $2,002 as of June 30, 2022 and 2021, respectively. The payable balance due to EC Family clinic Pte. Ltd. were $nil and $228 as of June 30, 2022 and 2021, respectively. The credit term is 30 days.

The receivables balance due from Manadr Malaysia Sdn. Bhd. were $37,051 and $46,872 as of June 30, 2022 and 2021, respectively. Such balance is interest free, unsecured, and due on demand

The Company received goods and services from Rachel Teoh Pui Pui amounting to $14,455 and $22,380 for the year ended June 30, 2022 and 2021, respectively. The payable balance from Rachel Teoh Pui Pui were $13,618 and $14,170 as of June 30, 2022 and 2021, respectively. Such balance is interest free, unsecured, and due on demand.

F-20

MOBILE-HEALTH NETWORK SOLUTIONS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10	Related party transactions and balances (continued)

The Company received goods and services from Siaw Tung Yeng amounting to $27,787 and $11,701 for the year ended June 30, 2022 and 2021, respectively. The payable balance to Siaw Tung Yeng were $963,543 and $6,181,459 as of June 30, 2022 and 2021, respectively. Such balance is interest free, unsecured, and due on demand. As of the date the financial statements were available to be issued, the Company did not make any payment. On 21 April 2022, the payable balance to Siaw Tung Yeng amounted $4,773,795 being capitalized into ordinary shares capital.

The Company accrued the annual directors’ fee payable to Nam Min Fern, Teo Kian Huat and Tsang Bih Shiou amounted $7,185 each.

11	Segment Reporting

Based on management’s assessment, the Company has determined that it has two operating segments as follows:

1)	Telemedicine services
2)	Sale of medicine and medical devices

	As of June, 30
	2022	2021
	US$	US$

Telemedicine services	6,125,438	1,655,607
Sale of medicine and medical devices	863,411	927,582

Total revenue	6,988,849	2,583,189

Telemedicine services	4,283,480	1,217,137
Sale of medicine and medical devices	770,263	816,914

Total cost of revenue	5,053,743	2,034,051

The following tables present summary information by segment for the years ended June 30, 2022 and 2021, respectively:

	Years Ended June 30, 2022
	Telemedicine services	Sale of medicine and medical devices	Consolidated totals
	US$	US$	US$

Revenue	6,125,438	863,411	6,988,849
Gross profit	1,841,958	93,148	1,935,106
Income (Loss) before income tax expense	329,827	(71,355)	258,472
Net income (loss)	164,052	(71,355)	92,697

Total reportable assets	10,529,651	225,973	10,755,624

F-21

MOBILE-HEALTH NETWORK SOLUTIONS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11	Segment reporting (continued)

	Years Ended June 30, 2021
	Telemedicine services	Sale of medicine and medical devices	Consolidated totals
	US$	US$	US$

Revenue	1,655,607	927,582	2,583,189
Gross profit	438,470	110,668	549,138
Loss before income tax expense	(575,468)	(44,284)	(619,752)
Net loss	(575,401)	(44,284)	(619,685)

Total reportable assets	711,775	220,998	932,773

The Company sells at one geographical location which is Singapore.

12	Taxes

Income Taxes

Caymans

The Company is domiciled in the Cayman Island. The locality currently enjoys permanent income tax holidays; accordingly, the Company does not accrue for income taxes.

Singapore

The Singapore subsidiaries are incorporated in Singapore and are subject to Singapore Corporate Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Singapore tax laws. The applicable tax rate is 17% in Singapore, with 75% of the first S$10,000 taxable income and 50% of the next S$190,000 taxable income exempted from income tax.

Significant components of the provision for income taxes are as follows:

	Years Ended June 30,
	2022	2021
	US$	US$
Income tax expense is comprised of the following:
Current	165,226	-
Deferred	549	(67)

Total income tax expense/ (credit)	165,775	(67)

F-22

MOBILE-HEALTH NETWORK SOLUTIONS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12	Taxes (continued)

A reconciliation between the Company’s actual provision for income tax and the provision at the Singapore statutory rate was as follows:

	Years Ended June 30,
	2022	2021
	US$	US$
Income (Loss) before tax	258,472	(619,752)

Income (Loss) tax expense computed at statutory rate	17.0%	(17.0%)
Reconciling items:
Non-deductible expenses	22.8%	4.4%
Income not subject to tax	(6.5%)	(0.3%)
Underprovision in respect of prior years	8.8%	-
Utilization of previously unrecognized tax losses	(17.5)%	(3.1%)
Deferred tax assets not recognised	39.3%	16.0%
Others	0.2%	(0.01%)

Effective tax rate	64.1%	(0.01%)

Deferred tax assets

Significant components of deferred tax were as follows:

	Years Ended June 30,
	2022	2021
	US$	US$

Deferred tax, beginning balance	549	482
Tax credit/(expenses)	(549)	67

Deferred tax, ending balance	-	549

The deferred tax assets not recognized as of June 30, 2022 and 2021 was $597,000 and $582,000 respectively. The deferred tax assets not recognized was primarily related to the Company’s net loss (tax losses) carryforwards, in the judgment of management, are not more likely than not to be realized. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that all or some portion of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible.

13	Contingencies and commitment

Operating lease:

The company entered into lease agreements to rent the office premises for its own use. The office lease agreements included Vision exchange office unit #07-05, #07-06 in Singapore and Icon 4 Tower office #234A in Vietnam. The monthly lease fee for all these office premises is approximately equivalent to $4,500, and the tenancy periods range about 2 -3 years. The company accounted for the lease arrangements under operating leases.

The lease commitments are disclosed in note 7.

F-23

MOBILE-HEALTH NETWORK SOLUTIONS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13	Contingencies and commitment (continued)

Legal proceeding:

From time-to-time, the Company might be involved in legal proceedings. The Company records a liability for those legal proceedings when it determines it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. The Company also discloses when it is reasonably possible that a material loss may be incurred. From time to time, the Company may enter into discussions regarding settlement of these matters, and may enter into settlement agreements, if it believes settlement is in the best interest of the Company and its shareholders.

14	Subsequent events

The Company has assessed all events of transactions that occurred after June 30, 2022 through the date that these consolidated financial statements are available to be issued and other than the following, there are no further material subsequent events that require disclosure in these consolidated financial statements.

Disposal of a subsidiary

In December 2022, the Company completed the disposal of a subsidiary, Songline Analytics Pvt Ltd. to an independent third party, for a consideration of approximately $8,000.

Shares buyback

On January 18, 2023, the Company purchased 16,104 Class A Ordinary Shares of at $425.25 (S$558.86) per share price at an aggregate purchase price of $6,848,273 (S$9,000,000) from an investor (the “Ex-investor”) and cancelled and are available for re-issue. The purchase price was agreed mutually between the Company and the Ex-investor on the same date the legal settlement entered, which is considered at its fair value given the share issuance price of the new Class A Ordinary Shares issued subsequently on April 18, 2023.

On April 18, 2023, the Company had subsequently issued 2,225 Class A Ordinary Shares of US$0.001 each at S$561.80 per share to two investors for a total consideration of $937,031 (S$1,250,000).

During July and August 2023, the Company entered share subscription agreements to issue 935 Class A Ordinary Shares at $440.96 (S$588.24) per share for a total consideration of $412,294 (S$550,000) to three investors.

Legal settlement

On November 8, 2022, a shareholder filed a claim against the Company in the High Court of the Republic of Singapore, in connection with a dispute arising from a subscription agreement entered into by the Company and the Ex-investor on April 21, 2022. As of June 30, 2022, no liability has been accrued for this claim as the suit was settled on January 18, 2023 with the Company purchasing 16,104 Class A Ordinary Shares back from the Ex-investor at an aggregate purchase price of $6,848,273 (S$9,000,000) as detailed in “Shares buyback” section in the same note.

F-24

MOBILE-HEALTH NETWORK SOLUTIONS

F-25

MOBILE-HEALTH NETWORK SOLUTIONS

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2022 (UNAUDITED) AND JUNE 30, 2022

	As of December 31, 2022	As of June 30, 2022
	US$ (Unaudited)	US$
ASSETS
Current assets
Cash and cash equivalents	9,788,652	10,243,088
Accounts receivable, net	61,450	112,526
Inventories, net	161,471	71,655
Other current assets	164,806	33,556
Amount due from related parties	56,659	77,329
Amount due from officers	-	3,449
Income tax receivables	53,038	-
Total current assets	10,286,076	10,541,603

Non-current assets
Property and equipment, net	136,640	34,350
Intangible assets, net	100,405	122,225
Operating leases right-of-use assets	177,907	57,445
Investment in joint venture	1	1
Total non-current assets	414,953	214,021

TOTAL ASSETS	10,701,029	10,755,624

LIABILITIES
Current liabilities
Accounts payable	1,342,260	560,730
Accruals and other payables	338,808	372,350
Amount due to officers	155,643	158,344
Amount due to related parties	828	4,303
Deferred revenue	148,743	-
Operating lease liabilities, current	84,764	39,163
Income taxes payable	-	134,362
Total current liabilities	2,071,046	1,269,252

Non-current liabilities
Amount due to officers	1,063,925	958,440
Other liabilities	74,372	71,849
Operating lease liabilities, non-current	95,135	19,954
Total non-current liabilities	1,233,432	1,050,243

TOTAL LIABILITIES	3,304,478	2,319,495

COMMITMENTS AND CONTINGENCIES (Note 14)	-	-

SHAREHOLDERS’ EQUITY
Ordinary shares, Class A, $0.001 par value, 25,000,000 shares authorized, 67,494 shares issued and outstanding as of December 31, 2022 and June 30, 2022	67	67
Ordinary shares, Class B, $0.001 par value, 25,000,000 shares authorized, 48,313 shares issued and outstanding as of December 31, 2022 and June 30, 2022	49	49
Additional paid in capital	14,482,926	14,482,926
Accumulated deficit	(7,229,706)	(5,939,641)
Accumulated other comprehensive income (loss)	143,215	(107,272)
Total shareholders’ equity	7,396,551	8,436,129
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	10,701,029	10,755,624

The accompanying notes are an integral part of these consolidated financial statements.

F-26

MOBILE-HEALTH NETWORK SOLUTIONS

UNAUDTED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

FOR THE SIX MONTHS ENDED DECEMBER 31, 2022 AND 2021

	For the six months ended December 31
	2022	2021
	US$ (Unaudited)	US$ (Unaudited)

Revenue	2,988,188	2,777,817
-Third parties	2,801,304	2,309,363
-Related parties	186,884	468,454
Cost	(2,608,565)	(2,004,683)
-Third parties	(2,509,230)	(1,437,875)
-Related parties	(99,335)	(566,808)
Gross profit	379,623	773,134

Operating expenses:
Salaries and benefits	1,048,824	430,943
Depreciation and amortization	44,793	38,487
Selling, general and administrative expenses	606,923	222,395
Total operating expenses	1,700,540	691,825

Other income:
Other income, net	30,852	49,280
Total other income, net	30,852	49,280

(Loss) Income before income tax expense	(1,290,065)	130,589

Income tax expense	-	(549)
Net (loss) income	(1,290,065)	130,040

Other comprehensive income:
Foreign currency translation adjustment, net of income tax	250,487	81,419
Comprehensive (loss) income	(1,039,578)	211,459

Net (loss) income per share
Basic and diluted	(11.14)	1.61

Weighted average number of ordinary
Basic and diluted	115,807	80,521

The accompanying notes are an integral part of these consolidated financial statements.

F-27

MOBILE-HEALTH NETWORK SOLUTIONS

UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE SIX MONTHS ENDED DECEMBER 31, 2022

	Ordinary shares, Class A		Ordinary shares, Class B		Additional		Accumulated other
	Shares Outstanding	Par value	Shares Outstanding	Par value	paid-in capital	Accumulated losses	comprehensive income (loss)	Total
		US$		US$	US$	US$	US$	US$
Balance as of July 1, 2022	67,494	67	48,313	49	14,482,926	(5,939,641)	(107,272)	8,436,129
Net loss	-	-	-	-	-	(1,290,065)	-	(1,290,065)
Foreign currency translation adjustment	-	-	-	-	-	-	250,487	250,487
Balance as of December 31, 2022 (Unaudited)	67,494	67	48,313	49	14,482,926	(7,229,706)	143,215	7,396,551

FOR THE SIX MONTHS ENDED DECEMBER 31, 2021

	Ordinary shares, Class A		Ordinary shares, Class B		Additional		Accumulated other
	Shares Outstanding	Par value	Shares Outstanding	Par value	paid-in capital	Accumulated losses	comprehensive income	Total
		US$		US$	US$	US$	US$	US$
Balance as of July 1, 2021	32,208	32	48,313	49	-	(6,032,338)	7,161	(6,025,096)
Net income	-	-	-	-	-	130,040	-	130,040
Foreign currency translation adjustment	-	-	-	-	-	-	81,419	81,419
Balance as of December 31, 2021 (Unaudited)	32,208	32	48,313	49	-	(5,902,298)	88,580	(5,813,637)

The accompanying notes are an integral part of these consolidated financial statements.

F-28

MOBILE-HEALTH NETWORK SOLUTIONS

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED DECEMBER 31,2022 AND 2021

	For the six months ended December 31
	2022	2021
	US$ (Unaudited)	US$ (Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net (loss) income	(1,290,065)	130,040
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	44,793	38,487
Non cash lease expenses	44,717	3,269
Deferred tax benefit provision	-	549
Change in operating assets and liabilities:
Accounts receivable	51,076	20,919
Other current assets	(131,250)	359
Inventories	(89,816)	21,728
Income tax receivable	(53,038)	(17,345)
Accounts payable	781,530	192,518
Accruals and other current liabilities	(31,019)	(838,295)
Deferred revenue	148,743	-
Operating lease assets and liabilities, net	(44,396)	(13,820)
Income taxes payable	(134,362)	-
Net cash used in operating activities	(703,087)	(461,591)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of plant and equipment	(121,814)	(7,877)
Additions in intangible assets	(3,450)	(17,427)
Net cash used in investing activities	(125,264)	(25,304)

CASH FLOWS FROM FINANCING ACTIVITIES:
Advance from other payables to related parties	17,195	9,360
Advance from directors	106,233	324,409
Repayment to directors	-	(15,237)

Net cash provided by financial activities	123,428	318,532

Effect of exchange rate changes on cash and cash equivalents	250,487	81,419

Net change in cash and cash equivalents	(704,923)	(168,363)
Cash, cash equivalents and restricted cash - beginning of year	10,243,088	163,180

Cash, cash equivalents and restricted cash - end of year	9,788,652	76,236

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for income taxes	213,272	-

The accompanying notes form an integral part of these consolidated financial statements.

F-29

MOBILE-HEALTH NETWORK SOLUTIONS

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

1	Organization and business overview

Mobile-health Network Solutions. is an investment holding company incorporated on 28 July 2016 under the laws of the Cayman Islands. The Company through its subsidiaries provide telehealth solutions through our MaNaDr platform, which is accessible via our mobile application and website to offer users with a range of seamless and hassle-free telehealth solutions. The platform seeks to offer users the ability to teleconsult with doctors and be prescribed and delivered with the medication at their doorsteps. We also sell [prescription drugs], non-prescription drugs and healthcare products directly on our platform and indirectly through the Company’s retail pharmacy network. Mobile-health Network Solutions and its subsidiaries are collectively referred to as the “Company”.

The Company is headquartered in Singapore.

The consolidated financial statements of the Company include the following entities:

Name	Date of incorporation	Percentage of direct or indirect interests	Place of incorporation	Principal activities
Mobile-health Network Solutions	28 July 2016		Cayman Islands	Investment holding
MaNaDr Pte. Ltd.	28 September 2016	70%(1)	Singapore	Providing healthcare services through mobile application and web portals
Mobile Health Pte. Ltd.	2 July 2009	100%	Singapore	Developing IT systems on mobile phone
Songline Analytics Pvt Ltd.	4 August 2015	99.99%(3)	India	Developing IT systems on mobile phone
1 Healthservice Pte. Ltd.	28 September 2016	100%	Singapore	Pharmacies, drug stores and other health services
Manahome care Pte. Ltd.	September 23, 2017	100%	Singapore	Dormant
Manacollege Pte. Ltd.	October 11, 2017	100%	Singapore	Dormant
Mana Aesthetics Pte. Ltd.	October 11, 2017	100%	Singapore	Beauty and other personal care services
Managourmet Pte. Ltd.	December 28, 2017	51%	Singapore	Dormant
Nano Mana Pte. Ltd.	August 2, 2018	50%(2)	Singapore	Dormant
Manaheart Pte. Ltd.	May 29, 2019	51%	Singapore	Dormant
Manapharma Pte. Ltd.	March 17, 2019	100%	Singapore	Dormant

F-30

MOBILE-HEALTH NETWORK SOLUTIONS

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

1	Organization and business overview (continued)

(1)	The Company entered into a trust deed with Teoh Pui Pui to hold 30% legal ownership of Manadr Pte. Ltd. on behalf of the Company with effective from April 8, 2021 in connection with the restructuring exercise to rationalize the Group structure. The Company had 100% beneficial ownership of Manadr Pte. Ltd. pursuant to the trust deed. On March 31, 2023, the 30% ownership was transferred back from Teoh Pui Pui to the Company in the same consideration to streamline the capital structure of the Company prior to the Nasdaq listing application. Manadr Pte. Ltd is consolidated in the accompanying consolidated financial statements as a wholly owned subsidiary during the period.

(2)	The Company has a 50% interest in Nano Mana Pte. Ltd., a dormant joint venture company. The joint venture company was struck off in May 2023.

(3)	In December 2022, the Company completed the disposal of the subsidiary, Songline Analytics Pvt Ltd. to an independent third party, for a consideration of approximately $8,000. The disposal of Songline Analytics Pvt Ltd. did not represent a strategic shift that has a major effect on the Company’s operations and financial results. Therefore, the disposal of the subsidiary is not reported in discontinued operations.

2	Summary of significant accounting policies

This summary of significant accounting policies is presented to assist in understanding the Company’s consolidated financial statements and have been consistently applied in the preparation of the financial statements.

Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) and pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”).

Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries. Significant inter-company balances, inter-company transactions, investment and capital, if any, have been eliminated upon consolidation.

Non-controlling interest represents the portion of the net assets of a subsidiary attributable to interests that are not owned by the Company. The non-controlling interest is presented in the consolidated balance sheets, separately from equity attributable to the shareholders of the Company. Non-controlling interest’s operating result is presented on the face of the consolidated statements of income and comprehensive income/(loss) as an allocation of the total income/(loss) for the year between non-controlling shareholders and the shareholders of the Company.

Use of estimates

The preparation of consolidated financial statements in conformity with US GAAP requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Significant accounting estimates reflected in the Company’s consolidated financial statements include, but are not limited to, inventory valuation, impairment of long-lived assets, estimated useful life of property and equipment and intangible assets, and allowance for credit losses on receivables, and realisation of deferred tax assets. Actual results may differ from these estimates.

F-31

MOBILE-HEALTH NETWORK SOLUTIONS

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

2	Summary of significant accounting policies (continued)

Foreign currency and transaction

The functional currency of Mobile-health Network Solutions and its Singapore subsidiaries is the Singapore dollar (“S$”). The functional currency of the Company’s Indian subsidiary is the Indian Rupee (INR). The reporting currency of the Company is the United States dollar (the “US$”).

The financial statements of the Company are translated from the functional currency to the reporting currency, the US$. Transactions denominated in foreign currencies are re-measured into the functional currency at the exchange rates prevailing on the transaction dates.

Monetary assets and liabilities denominated in foreign currencies are re-measured at the exchange rates prevailing at the balance sheet date. Non-monetary items that are measured in terms of historical costs in foreign currency. Exchange gains and losses are included in the consolidated statements of income and comprehensive income.

The Company uses the average exchange rate for the year and the exchange rate at the balance sheet date to translate the operating results and financial position, respectively. Equity accounts other than earnings generated in the current year are translated into US$ at the appropriate historical rates. Translation differences are recorded in accumulated other comprehensive income, a component of shareholders’ equity (deficit).

Cash and cash equivalents

Cash and cash equivalents primarily consist of bank deposits with original maturities of three months or less, which are unrestricted as to withdrawal and use. The Company maintains most of its bank accounts in Singapore. Cash and cash equivalents represent cash in bank and are unrestricted as to withdrawal or use.

Accounts receivable, net

Accounts receivable mainly represent amounts due from customers that meet the revenue recognition criteria. These accounts receivables are recorded net of any allowance for credit losses and specific customer credit allowances. The Company maintains an allowance for estimated credit losses inherent in its accounts receivable portfolio. In establishing the required allowance, management considers historical losses adjusted to take into account current market conditions and the Company’s customers’ financial condition, the receivable amount in dispute, and the current receivables aging and current payment patterns, over the contractual life of the receivable. The Company writes off the receivable when it is determined to be uncollectible.

Other current assets

Other current assets, including deposits and prepayments, are classified based on the terms of the respective agreements. These advances are unsecured and are reviewed periodically to determine whether their carrying value has become impaired. As of December 31, 2022 and June 30, 2022, management believes that the Company’s prepayments and deposits are not impaired.

Inventory, net

Inventories are measured at the lower of cost or net realizable value. The cost of inventories is based on the first-in, first-out principle, and includes expenditure incurred in acquiring the inventories and other costs incurred in bringing them to their existing location and condition.

We review inventory quarterly for salability and obsolescence based on expiration dates. A statistical allowance is provided for inventory considered unlikely to be sold. The statistical allowance is based on an analysis of the expiration dates, historical disposal activity, historical customer shipments, as well as estimated future sales. We write off inventory in the period in which disposal occurs.

F-32

MOBILE-HEALTH NETWORK SOLUTIONS

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

2	Summary of significant accounting policies (continued)

Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation and impairment if applicable. The Company computes depreciation using the straight-line method over the estimated useful lives of the assets as follows:

Categories	Useful life
Computer and software	3 years
Furniture & fittings	5 years
Office equipment	5 years
Leasehold improvement	Shorter of the remaining lease term or 3 years

The cost and related accumulated depreciation of assets sold or otherwise retired are eliminated from the accounts and any gain or loss is included in the consolidated statement of operations and comprehensive income. Expenditures for maintenance and repairs are charged to expense as incurred, while additions renewals and betterments, which are expected to extend the useful life of assets, are capitalized. The Company also re-evaluates the periods of depreciation to determine whether subsequent events and circumstances warrant revised estimates of useful lives.

Intangible assets, net

Intangible assets represent the MaNaDr platform, patents and trademarks. These intangible assets arise primarily from the determination of their respective fair market values at the date of acquisition. The useful life of the intangible assets is assessed to be finite and amortization is computed using the straight-line method over the estimated useful lives or 3 to 10 years based upon the future cash flows attributable to the asset.

Impairment of long-lived assets

The Company evaluates the recoverability of its long-lived assets (asset groups), including property and equipment, definite-lived intangible assets and operating lease right-of-use assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of its asset (asset group) may not be fully recoverable. When these events occur, the Company measures impairment by comparing the carrying amount of the assets to the estimated undiscounted future cash flows expected to result from the use of the asset (asset group) and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the asset (asset group), the Company recognizes an impairment loss based on the excess of the carrying amount of the asset (asset group) over their fair value. Fair value is generally determined by discounting the cash flows expected to be generated by the asset (asset group), when the market prices are not readily available. The adjusted carrying amount of the asset is the new cost basis and is depreciated over the asset’s remaining useful life. Long-lived assets are grouped with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. For the years ended December 31, 2022 and June 30, 2022, no impairment of long-lived assets was recognized.

Leases

The Company is a lessee of non-cancellable operating leases for its corporate office premise. The Company determines if an arrangement is a lease at inception. Lease assets and liabilities are recognized at the present value of the future lease payments at the lease commencement date. The interest rate used to determine the present value of the future lease payments is the Company’s incremental borrowing rate based on the information available at the lease commencement date. The Company generally uses the base, non-cancellable lease term in calculating the right-of-use assets and liabilities.

The Company has elected not to recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less. The Company recognizes the lease payments associated with its short-term leases as an expense on a straight-line basis over the lease term.

F-33

MOBILE-HEALTH NETWORK SOLUTIONS

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

2	Summary of significant accounting policies (continued)

Leases (continued)

The Company evaluates the impairment of its right-of-use assets consistent with the approach applied for its other long-lived assets. The assessment of possible impairment is based on its ability to recover the carrying value of the asset from the expected undiscounted future pre-tax cash flows of the related operations. The Company has elected to include the carrying amount of finance and operating lease liabilities in any tested asset group and include the associated lease payments in the undiscounted future pre-tax cash flows. For the years ended December 31, 2022 and June 30, 2022, the Company did not have any impairment loss against its operating lease right-of-use assets.

Fair value measurements

The Company determines fair value based on assumptions that market participants would use in pricing an asset or liability in the principal or most advantageous market. ASC 820 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1	-	observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2	-	other inputs that are directly or indirectly observable in the marketplace.
Level 3	-	unobservable inputs which are supported by little or no market activity.

The carrying amounts of cash and cash equivalents, accounts receivable, other current assets, accounts payable, and accruals and other payables approximate their fair values because of their generally short maturities. Other non-current liabilities are stated at amortized cost, which approximates fair value. The carrying amounts of operating lease liabilities and the amount due to officers approximate their fair values since they bear an interest rate which approximates market interest rates.

F-34

MOBILE-HEALTH NETWORK SOLUTIONS

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

2	Summary of significant accounting policies (continued)

Revenue recognition

The Company follows the revenue requirements of Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers (Topic 606) (“Accounting Standards Codification (“ASC”) 606”). The core principle underlying the revenue recognition of this ASC allows the Company to recognize revenue that represents the transfer of goods and services to customers in an amount that reflects the consideration to which the Company expect to be entitled in such exchange. This will require the Company to identify contractual performance obligations and determine whether revenue should be recognized at a point in time or over time, based on when control of goods and services transfers to a customer.

To achieve that core principle, the Company applies five-step model to recognize revenue from customer contracts. The five-step model requires that the Company (i) identify the contract with the customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, including variable consideration to the extent that it is probable that a significant future reversal will not occur, (iv) allocate the transaction price to the respective performance obligations in the contract, and (v) recognize revenue when (or as) the Company satisfies the performance obligation.

The Company derives revenue from two main segments: (1) telemedicine services; and (2) sale of medicine and medical devices.

Telemedicine services

Telemedicine services are provided to both private sector and public sector. The Company earns telemedicine services revenue from private sector by providing teleconsultation services to patients who have subscribed to MaNaDr APP by contractual service providers and sale of prescribed medicine. Telemedicine revenue derived from public sector represents revenue generated from contracts with the relevant authorities and departments of the Singapore government by providing teleconsultation services to patients identified by the authorities and departments of the Singapore government. Telemedicine services with prescribed medicine are two distinct performance obligations with standalone prices that are fixed and paid post rendering of teleconsultation service with patients. Prescribed medicine will be delivered to the customer on the same day. The amount paid by the patient is then allocated to each performance obligation in a contract based on its relative standalone selling price (“SSP”). The SSP is the observable price at which we sell the product or service separately.

Revenue from teleconsultation services and sale of prescribed medicine are recognized at a point in time when the services are rendered and the products are delivered to the customers respectively.

The Company considers the following indicators amongst others when determining whether it is acting as a principal in the contract where revenue would be recorded on a gross basis:

(i)	the Company is primarily responsible for fulfilling the promise to provide the specified products or services;
(ii)	the Company has control over services provided in which the prescription issued by our service providers is under the clinic name of the Company; and
(iii)	the Company has discretion in establishing the price for the specified products or services.

The services are rendered by the Company’s in-house doctors and external service providers who are registered and credentialed to deliver care on MaNaDr platform. The company contracts with the external service providers who are paid based on the consultation fee set by the Company. Patient contracts with the Company and make payment on the MaNaDr platform. In these arrangements, as the Company assumes a principal role in the transaction, revenue is recognized gross. The Company has the right to determine the service price to patients and is responsible for the holding and fulfilment of prescribed medicine to the patients, the Company assumes the credit risk and rewards of ownership of the inventory. Accordingly, the Company accounts for the telemedicine service contracts on a gross basis.

Sale of medicine and medical devices

The Company sells prescription drugs, non-prescription drugs and healthcare products to clinics and end customers offline and online. The online transactions are performed through MaNaShop/MaNaStore. These products are purchased by the Company as inventory for onward sale to customers. Revenue from sale of these products under direct sales model is recognized on a gross basis upon delivery of the medicines or products to the customers. For products that are not purchased by the Company as inventory for onward sale to customers through the online marketplace model, the Company facilitate setting product prices with vendors. The Company is not responsible for fulfilling the contracts being provided to the customers nor does the Company have inventory risk related to the contracts. Revenue from sale of these products is recognised on a net basis upon delivery of the medicines or products to the customers.

F-35

MOBILE-HEALTH NETWORK SOLUTIONS

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

2	Summary of significant accounting policies (continued)

Deferred revenue

Deferred revenue includes amounts collected or billed in excess of revenue recognized. Deferred revenue is recognized as revenue as the related performance obligations are satisfied. Deferred revenue balances are generally expected to be recognised within 12 months.

Cost of revenue

Cost of revenue primarily consists of fees paid to the service providers, medicine costs and delivery fees.

Related party transactions

Parties, which can be a corporation or individual, are considered to be related if the Company has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Companies are also considered to be related if they are subject to common control or common significant influence, such as a family member or relative, shareholder, or a related corporation.

Segment Reporting

In accordance with ASC 280, Segment Reporting, operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”), or decision making group, in deciding how to allocate resources and in assessing performance. The Company uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s CODM for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. Management, including the CODM maker, reviews operation results by the revenue of different services. Based on management’s assessment, the Company has determined that it has two operating segments as follows:

1. Telemedicine services

2. Sale of medicine and medical devices

Concentrations and credit risk

The Company maintains cash with banks in Singapore (“SGN”). Should any bank holding cash become insolvent, or if the Company is otherwise unable to withdraw funds, the Company would lose the cash with that bank; however, the Company has not experienced any losses in such accounts and believes it is not exposed to any significant risks on its cash in bank accounts. In Singapore, a depositor has up to S$75,000 insured by Singapore Deposit Insurance Corporation (“SDIC”).

As of December 31, 2022 and June 30, 2022, $9,561,252 and $13,915,831 of the company’s cash held by financial institutions were uninsured respectively.

Financial instruments that potentially expose the Company to the concentration of credit risk consist primarily of cash and cash equivalent and accounts receivable. The Company has designed its credit policies with an objective to minimize their exposure to credit risk. The Company’s accounts receivables are short term in nature and the associated risk is minimal. The Company conducts credit evaluations on its clients and generally does not require collateral or other security. The Company periodically evaluates the creditworthiness of the existing clients in determining the allowance for doubtful accounts primarily based upon the age of the receivables and factors surrounding the credit risk of specific clients.

As of December 31, 2022, customer B, accounted for 17.10% of the account receivables. For the six-month ended December 31, 2022, none of the customers contributed more than 10% of the Company’s total revenue.

As of December 31, 20221 customer A and customer B, accounted for 14.16% and 24.96% of the account receivables respectively. For the six-month ended December 31, 2021, customer A, contributed 67.76% of revenue.

As of December 31, 2022, supplier A and supplier F, accounted for 12.15% and 12.34% of the account payable respectively. As of December 31, 2021, supplier F accounted for 11.70% of the account payables respectively.

For the six-month ended December 31, 2022, supplier E, accounted for 10.01% of the Company’s total purchases. For the six-month ended December 31, 2021, none of any supplier contributed more than 10% of the Company’s total purchases.

F-36

MOBILE-HEALTH NETWORK SOLUTIONS

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

2	Summary of significant accounting policies (continued)

Employee benefits

Employee benefits are recognized as an expense, unless the cost qualifies to be capitalized as an asset.

i)	Defined contribution plans

Defined contribution plans are post-employment benefit plans under which the Company pays fixed contributions into separate entities such as the Central Provident Fund on a mandatory, contractual or voluntary basis. The Company has no further payment obligations once the contributions have been paid.

ii)	Short-term compensated absences

Employee entitlements to annual leave are recognized when they accrue to employees. A provision is made for the estimated liability for annual leave as a result of services rendered by employees up to the balance sheet date.

Income taxes

The Company accounts for income taxes under FASB ASC 740. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets are also provided for net operating loss carryforwards that can be utilized to offset future taxable income.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. A valuation allowance is established, when necessary, to reduce net deferred tax assets to the amount expected to be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

The provisions of FASB ASC 740-10-25, “Accounting for Uncertainty in Income Taxes,” prescribe a more-likely-than-not threshold for consolidated financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This interpretation also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and related disclosures.

The Company did not accrue any liability, interest or penalties related to uncertain tax positions in its provision for income taxes for the years ended December 31, 2022 and 2021. The Company does not expect that its assessment regarding unrecognized tax positions will materially change over the next 12 months.

Comprehensive Income (Loss)

Comprehensive income (loss) is comprised of net income (loss) and other comprehensive income (loss). Other comprehensive income (loss) consists of foreign currency translation that have been excluded from the determination of net income (loss).

Earnings (loss) per share

Basic earnings (loss) per share is computed by dividing net earnings (loss) attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the year. Diluted earnings per share is computed in the same manner as basic EPS, except the number of shares include additional ordinary shares that would have been outstanding if potential ordinary shares with a dilutive effect had been issued. When the Company has a loss, diluted shares are not included as their effect would be anti-dilutive. The Company has no dilutive securities or debt for each of the six-month periods ended December 31, 2022 and 2022.

F-37

MOBILE-HEALTH NETWORK SOLUTIONS

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

2	Summary of significant accounting policies (continued)

Recent Accounting Pronouncements

The Company is an “ emerging growth company “ (“EGC “) as defined in the Jumpstart Our Business Startups Act of 2012 (the “ JOBS Act “). Under the JOBS Act, EGC can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. The Company made the election to delay the adoption of new or revised accounting standards.

In October 2020, the FASB issued ASU 2020-10, “Codification Improvements to Subtopic 205-10, presentation of financial statements”. The amendments in this Update improve the codification by ensuring that all guidance that requires or provides an option for an entity to provide information in the notes to financial statements is codified in the disclosure section of the codification that reduce the likelihood that the disclosure requirements would be missed. The amendments also clarify guidance so that an entity can apply the guidance more consistently. Early application of the amendments is permitted for any annual or interim period which financial statements are available to be issued. The amendments in this Update should be applied retrospectively. An entity should apply the amendments at the beginning of the period that includes the adoption date. The adoption of this standard is not expected to have a significant impact on the Company.

Except as mentioned above, the Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s consolidated balance sheets, statements of operations and cash flows.

3	Accounts receivable, net

	As of December 31, 2022	As of June 30, 2022
	US$ (Unaudited)	US$

Accounts receivable	176,120	127,066
Less: allowance for doubtful accounts	(114,670)	(14,540)
Total accounts receivable	61,450	112,526

Movements of allowance for doubtful accounts are as follows:

	As of December 31, 2022	As of June 30, 2022
	US$ (Unaudited)	US$

Allowance for doubtful accounts, beginning balance	14,540	9,944
Addition	104,583	5,044
Reversal	(8,169)	-
Exchange rate impact	3,716	(448)
Allowance for doubtful accounts, ending balance	114,670	14,540

F-38

MOBILE-HEALTH NETWORK SOLUTIONS

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

4	Other current assets

	As of December 31, 2022	As of June 30, 2022
	US$ (Unaudited)	US$

Deposits	30,440	21,229
Prepayments	3,248	8,333
Other receivables	131,118	3,994
	164,806	33,556

5	Inventories, net

	As of December 31, 2022	As of June 30, 2022
	US$ (Unaudited)	US$

Medicines	161,758	73,426
Medical device	3,511	1,898
Finished goods	165,269	75,324
Less: Allowance for stock obsolesces	(3,798)	(3,669)
Total Inventories, net	161,471	71,655

Movements of allowance for stock obsolesces are as follows:

	December 31, 2022	June 30, 2022
	US$ (Unaudited)	US$

Allowance for stock obsolesces, beginning balance	3,669	1,750
Addition	-	2,022
Exchange difference	129	(103)
Allowance for stock obsolesces, ending balance	3,798	3,669

There are no inventories pledged as security for liabilities.

F-39

MOBILE-HEALTH NETWORK SOLUTIONS

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

6	Plant and equipment, net

	As of December 31, 2022	As of June 30, 2022
	US$ (Unaudited)	US$

Computer and software	56,242	34,789
Furniture & fittings	19,852	12,742
Office equipment	40,496	30,152
Renovation	190,107	96,317
Total	306,697	174,000
Less: accumulated depreciation	(170,057)	(139,650)
Net book value	136,640	34,350

Depreciation expenses for the six months ended December 31, 2022 and 2021 were $19,524 and $12,328, respectively.

7	Intangible assets, net

	As of December 31, 2022	As of June 30, 2022
	US$ (Unaudited)	US$

Patent	15,742	15,209
MaNaDr APP Software	608,156	587,532
Trademarks	68,675	66,346
Total	692,573	669,087
Less: accumulated amortization	(592,168)	(546,862)
Net book value	100,405	122,225

Amortization expenses for the six months ended December 31, 2022 and 2021 were $25,270 and $26,159 respectively.

Based on the carrying value of definite-lived intangible assets as of December 31, 2022, the Company estimates its amortization expense for following years will be as follows:

Amortization expense
US$
Years Ended December 31,
2023	52,219
2024	29,397
2025	6,575
2026	6,575
2027	5,639
Total amortization expense	100,405

F-40

MOBILE-HEALTH NETWORK SOLUTIONS

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

8	Lease

The Company determines if a contract contains a lease at inception. US GAAP requires that the Company’s leases be evaluated and classified as operating or finance leases for financial reporting purposes. The classification evaluation begins at the commencement date and the lease term used in the evaluation includes the non-cancellable period for which the Company has the right to use the underlying asset, together with renewal option periods when the exercise of the renewal option is reasonably certain and failure to exercise such option which results in an economic penalty.

The Company has two office premises lease agreement with lease terms ranging from 1 to 3 years, respectively. The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants. Upon adoption of ASU 2016-02, no right-of-use (“ROU”) assets nor lease liability was recorded for the lease with a lease term with one year.

Incremental rate applied to ROU and lease liabilities calculation refer to the central bank of Singapore.

As of December 31, 2022, the Company subsisted of the following non-cancellable lease contracts.

Description of lease	Lease term
Office premises, Vision exchange #07-06/07	3 years
Office premises, Vision exchange #07-04	3 years
Office premises, Icon 4 Tower #243A	2 years
City Gate, Clinic #02-52	3 years
Pharmacy retail unit, Block 356 Hougang Ave 7 #01-799	1 year

(a) Amount recognized the following operating leases in the consolidated balance sheet:

	As of December 31, 2022	As of June 30, 2022
	US$ (Unaudited)	US$

Right-of-use assets	177,907	57,445
Lease liabilities
Current	84,764	39,163
Non-current	95,135	19,954
	179,899	59,117

(b) A summary of lease cost recognized in the Company’s consolidated statements of operations is as follows:

	For the six months ended December 31
	2022	2021
	US$ (Unaudited)	US$ (Unaudited)

Operating lease cost	46,499	5,730

F-41

MOBILE-HEALTH NETWORK SOLUTIONS

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

8	Lease (continued)

Other information related to leases in as follows:

	As of December 31, 2022	As of June 30, 2022
	US$	US$

Weighted average remaining lease term (in years)	2.14	1.08

Weighted average discount rate	5.25%	5.25%

As of December 31, 2022, the maturities of the Company’s operating lease liabilities (excluding short-term leases) are as follows

Twelve months ending December 31,	US$
2023	85,856
2024	60,664
2025	33,729
Total future minimum lease payments	180,249
Less imputed interest	(5,997)
Present value of operating lease liabilities	174,252
Less: current portion	(84,764)
Less: exchange rate	5,647
Long-term portion	95,135

9	Accrual and other payables

	As of December 31, 2022	As of June 30, 2022
	US$ (Unaudited)	US$

Accruals
Staff salaries	97,460	50,070
Director	33,467	21,555
Professional fee	83,557	143,596
Others	19,373	17,956
GST payables	104,951	139,174
	338,808	372,350

GST payable represents goods and services tax imposed by the Singapore authorities, collected from customers and patient, to be remitted to the local tax authorities. The Company’s policy is to record the GST collected as a liability on the books and then remove the liability when the sales tax is remitted. There is no impact on the statement of operations as revenue is recorded net of GST.

The accrual of director refers to the annual directors’ fee payable to 3 company’s directors named Nam Min Fern, Teo Kian Huat and Tsang Bih Shiou, total amounted $33,467 and $21,555 as of December 31, 2022 and June 30, 2022 respectively.

F-42

MOBILE-HEALTH NETWORK SOLUTIONS

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

10	Equity

The Company was incorporated under the laws of the Cayman Islands on 28 July 2016. The authorized share capital of the Company is US$50,000 divided into 25,000,000 Class A Ordinary Shares and 25,000,000 Class B Ordinary Shares, with par value US$0.001 per share. Holders of Class A Ordinary Shares and Class B Ordinary Shares have the same rights except for voting and conversion rights. Each holder of our Class A Ordinary Share is entitled to one vote per share. Each holder of our Class B Ordinary Share is entitled to 10 votes per share.

In connection with our fund raising, the Company entered into a series of agreements with investors since 2016. The Company issued 32,208 Class A Ordinary Shares and 48,313 Class B Ordinary Shares as of 30 June 2021.

On 8 May 2022, the Company issue an aggregate of 35,286 Class A Ordinary Shares, comprising (i) 11,631 Class A Ordinary Shares issued to three persons pursuant to the capitalization of a shareholder loan of S$6,500,000, and (ii) 23,655 Class A Ordinary Shares issued to four investors for a total consideration of S$13,200,000 pursuant to a share subscription agreement.

11	Related party transactions and balances

The table below sets forth the major related parties and their relationships with the Company as of December 31, 2022 and June 30, 2022:

Name of related parties	Relationship with the Company
MaNaDr Medical Holdings Pte. Ltd. (dba: Healthlight Family Medicine Clinic)	Related company under common control of directors, Dr. Siaw Tung Yeng and Dr. Rachel Teoh Pui Pui
Kim JL Healthcare Pte. Ltd. (dba: Punggol Ripples Family Clinic)	Related company under common control of the same directors, Dr. Siaw Tung Yeng and Dr. Rachel Teoh Pui Pui
EC Family Clinic Pte. Ltd.	50% owned by Dr. Rachel Teoh Pui Pui
Manadr Malaysia Sdn. Bhd.	76% owned by Dr. Siaw Tung Yeng
Rachel Teoh Pui Pui	Director
Siaw Tung Yeng	Director
Nam Min Fern	Director
Teo Kian Huat	Director
Tsang Bih Shiou	Director

The Company provided services to MaNaDr Medical Holdings Pte. Ltd. amounting to $175,472 and $544,594 for the year ended December 31, 2022 and June 30, 2022, respectively. At the same time, the Company received goods and services from MaNaDr Medical Holdings Pte. Ltd. amounting to $65,949 and $913,140 for the year ended December 31, 2022 and June 30, 2022, respectively. The receivables balance due from MaNaDr Medical Holdings Pte. Ltd. were $30,268 and $53,168 as of December 31, 2022 and June 30, 2022, respectively. The payable balance due to MaNaDr Medical Holdings Pte. Ltd. were $30,505 and $23,964 as of December 31, 2022 and June 30, 2022, respectively. The credit term is 30 days.

The Company provided services to Kim JL Healthcare Pte. Ltd. amounting to $7,887 and $3,332 for the year ended December 31, 2022 and June 30, 2022, respectively. At the same time, the Company received goods and services from Kim JL Healthcare Pte. Ltd. amounting to $90 and $1,695 for the year ended December 31, 2022 and June 30, 2022, respectively. The receivables balance due from Kim JL Healthcare Pte. Ltd. were $17,623 and $9,006 as of December 31, 2022 and June 30, 2022, respectively. The payable balance due to Kim JL Healthcare Pte. Ltd. were $nil and $210 as of December 31, 2022 and June 30, 2022, respectively. The credit term is 30 days.

The Company provided services to EC Family Clinic Pte. Ltd. amounting to $374 and $1,759 for the year ended December 31, 2022 and June 30, 2022, respectively. At the same time, the Company received goods and services from Kim JL Healthcare Pte. Ltd. amounting to $nil and $15 for the year ended December 31, 2022 and June 30, 2022, respectively. The receivables balance due from EC Family Clinic Pte. Ltd. were $nil and $1,508 as of December 31, 2022 and June 30, 2022, respectively. The credit term is 30 days.

The receivables balance due from Manadr Malaysia Sdn. Bhd. were $38,476 and $37,051 as of December 31, 2022 and June 30, 2022, respectively. Such balance is interest free, unsecured, and due on demand.

F-43

MOBILE-HEALTH NETWORK SOLUTIONS

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

11	Related party transactions and balances (continued)

The Company received goods and services from Rachel Teoh Pui Pui amounting to $2,649 and $14,455 for the year ended December 31, 2022 and June 30, 2022, respectively. The payable balance from Rachel Teoh Pui Pui were $1,158 and $13,618 as of December 31, 2022 and June 30, 2022, respectively. Such balance is interest free, unsecured, and due on demand.

The Company received goods and services from Siaw Tung Yeng amounting to $13,823 and $27,787 for the year ended December 31, 2022 and June 30, 2022, respectively. The payable balance to Siaw Tung Yeng were $1,069,926 and $963,543 as of December 31, 2022 and June 30, 2022, respectively. Such balance is interest free, unsecured, and due on demand.

The Company accrued the annual directors’ fee payable to Nam Min Fern, Teo Kian Huat and Tsang Bih Shiou amounted $3,719 for 6 months each.

12	Segment Reporting

Based on management’s assessment, the Company has determined that it has two operating segments as follows:

1) Telemedicine services

2) Sale of medicine and medical devices

	For the six months ended December 31
	2022	2021
	US$ (Unaudited)	US$ (Unaudited)

Telemedicine services	2,482,606	2,347,632
Sale of medicine and medical devices	505,582	430,185
Total revenue	2,988,188	2,777,817

Telemedicine services	2,198,982	1,625,645
Sale of medicine and medical devices	409,583	379,038
Total cost of revenue	2,608,565	2,004,683

The following tables present summary information by segment for the six months ended December 31, 2022 and 2021, respectively:

	For the six months ended December 31, 2022
	Telemedicine services	Sale of medicine and medical devices	Consolidated totals
	US$ (Unaudited)	US$ (Unaudited)	US$ (Unaudited)

Revenue	2,482,606	505,582	2,988,188
Gross profit	283,624	95,999	379,623
Loss before income tax expense	(1,163,849)	(126,216)	(1,290,065)
Net loss	(1,163,849)	(126,216)	(1,290,065)
Total reportable assets	10,466,127	234,902	10,701,029

F-44

MOBILE-HEALTH NETWORK SOLUTIONS

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

12	Segment Reporting (continued)

	For the six months ended December 31, 2021
	Telemedicine services	Sale of medicine and medical devices	Consolidated totals
	US$ (Unaudited)	US$ (Unaudited)	US$ (Unaudited)

Revenue	2,347,632	430,185	2,777,817
Gross profit	721,987	51,147	773,134
Net income (loss) before income taxes	165,167	(34,578)	130,589
Net income (loss)	164,618	(34,578)	130,040
Total reportable assets	605,576	179,555	785,131

The Company sells to one geographical location which is Singapore.

13	Income taxes

Caymans

The Company is domiciled in the Cayman Island. The locality currently enjoys permanent income tax holidays; accordingly, the Company does not accrue for income taxes.

Singapore

The Singapore subsidiaries are incorporated in Singapore and are subject to Singapore Corporate Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Singapore tax laws. The applicable tax rate is 17% in Singapore, with 75% of the first S$10,000 taxable income and 50% of the next S$190,000 taxable income exempted from income tax.

Significant components of the provision for income taxes are as follows:

	For the six months ended December 31
	2022	2021
	US$	US$
Income tax expense is comprised of the following:
Current	-	-
Deferred	-	(549)
Total income tax expense/ (credit)	-	(549)

F-45

MOBILE-HEALTH NETWORK SOLUTIONS

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

13	Income taxes (continued)

A reconciliation between the Company’s actual provision for income tax and the provision at the Singapore statutory rate was as follows:

	For the six months ended December 31
	2022	2021
	US$ (Unaudited)	US$ (Unaudited)
(Loss) Income before tax	(1,290,065)	130,040

(Loss) Income computed at statutory rate	(17.0)%	17.0%
Reconciling items:
Non-deductible expenses	1.2%	22.7%
Income not subject to tax	-	(12.9)%
Utilization of previously unrecognized tax losses	-	(35.0)%
Deferred tax assets not recognized	15.8%	8.2%
Others	-	(0.4)%
Tax charge	-	(0.4)%

The deferred tax assets not recognized as of December 31, 2022 and 2021 was $1,201,000 and $63,000 respectively. The deferred tax assets not recognized was primarily related to the Company’s net loss (tax losses) carryforwards, in the judgment of management, are not more likely than not to be realized. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that all or some portion of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible.

14	Contingencies and commitment

Operating lease:

The company entered into lease agreements to rent the office premises for its own use. The office lease agreements included Vision exchange office unit #07-05, #07-06, City Gate, Clinic $02-52, Pharmacy retails unit, Block 356 Hougang Ave 7 $01-799 all located in Singapore, and Icon 4 Tower office #234A in Vietnam. The monthly lease fee for all these office premises are approximately equivalent to $13,500, and the tenancy periods range about 1 -3 years. The company accounted for the lease arrangements under operating leases.

The lease commitments are disclosed in note 8.

Legal proceeding:

From time-to-time, the Company might be involved in legal proceedings. The Company records a liability for those legal proceedings when it determines it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. The Company also discloses when it is reasonably possible that a material loss may be incurred. From time to time, the Company may enter into discussions regarding settlement of these matters, and may enter into settlement agreements, if it believes settlement is in the best interest of the Company and its shareholders.

F-46

MOBILE-HEALTH NETWORK SOLUTIONS

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

15	Subsequent events

The Company has assessed all events of transactions that occurred after December 31, 2022 through the date that these consolidated financial statements are available to be issued and other than the following, there are no further material subsequent events that require disclosure in these consolidated financial statements.

Disposal of a subsidiary

In December 2022, the Company completed the disposal of a subsidiary, Songline Analytics Pvt Ltd. to an independent third party, for a consideration of approximately $8,000.

Shares buyback

On 18 January 2023, the Company purchased 16,104 Class A Ordinary Shares at $425.25 (S$558.86) per share price at an aggregate purchase price of $6,848,273 (S$9,000,000) from an investor (the “Ex-investor”) and cancelled and are available for re-issue. The purchase price was agreed mutually between the Company and the Ex-investor on the same date the legal settlement entered, which is considered at its fair value given the share issuance price of the new Class A Ordinary Shares issued subsequently on April 18, 2023.

On 18 April 2023, the Company had subsequently issued 2,225 Class A Ordinary Shares of US$0.001 each at S$561.80 per share to two investors for a total consideration of $937,031 (S$1,250,000).

During July and August 2023, the Company entered share subscription agreements to issue 935 Class A Ordinary Shares at $440.96 (S$588.24) per share for a total consideration of $412,294 (S$550,000) to three investors.

Legal settlement

On November 8, 2022, a shareholder filed a claim against the Company in the High Court of the Republic of Singapore, in connection with a dispute arising from a subscription agreement entered into by the Company and the Ex-investor on April 21, 2022. As of June 30, 2022, no liability has been accrued for this claim as the suit was settled on January 18, 2023 with the Company purchasing 16,104 Class A Ordinary Shares back from the Ex-investor at an aggregate purchase price of $6,848,273 (S$9,000,000) as detailed in “Shares buyback” section in the same note.

F-47

[Page intentionally left blank for graphics]

PART II

Information Not Required In Prospectus

ITEM 6. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Under our post-offering memorandum and articles of association, which will become effective immediately prior to the completion of this offering, to the fullest extent permissible under Cayman Islands law every director and officer of our company shall be indemnified against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by him, other than by reason of such person’s own dishonesty, willful default or fraud, in connection with the execution or discharge of his duties, powers, authorities or discretions as a director or officer of our company, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by him in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere.

Pursuant to the form of indemnification agreements to be filed as Exhibit 10.2 to this Registration Statement, we will agree to indemnify our directors and officers against certain liabilities and expenses that they incur in connection with claims made by reason of their being a director or officer of our company.

The Underwriting Agreement, the form of which is filed as Exhibit 1.1 to this Registration Statement, will also provide for indemnification of the underwriter and its affiliates against liabilities relating to the offering arising under the Securities Act and the Exchange Act and to contribute to payments that the underwriters may be required to make for these liabilities.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ITEM 7. RECENT SALES OF UNREGISTERED SECURITIES.

During the past three years, we have issued an aggregate of 38,446 Class A Ordinary Shares, comprising (i) a total of 935 Class A Ordinary Share issued to three investors in July and August 2023 for a total consideration of S$550,0004; (ii) 2,225 Class A Ordinary Shares issued to two investors on April 18, 2023 for a total consideration of S$1,250,000 pursuant to share subscription agreements, (iii) 11,631 Class A Ordinary Shares issued to three persons on May 8, 2022 pursuant to the capitalization of a shareholder loan of S$6,500,000, and (iv) 23,655 Class A Ordinary Shares issued to four investors on May 8, 2022 for a total consideration of S$13,220,000 pursuant to a share subscription agreement, among which 16,104 Class A Ordinary Shares held by one of the investors were subsequently repurchased by the Company in January 2023 for a consideration of S$9,000,000.

We believe that each of the issuances was exempt from registration pursuant to Section 4(2) of the Securities Act, regarding transactions not involving a public offering, or in reliance on Regulation S under the Securities Act regarding sales by an issuer in offshore transactions. None of the transactions involved an underwriter.

4. The registered office provider of the Company is in the process of updating the register of members of the Company to reflect the 935 Class A Ordinary Shares issued to the three investors in July and August 2023.

II-1

ITEM 8. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a) Exhibits

See Exhibit Index beginning on page II-3 of this registration statement.

(b) Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the Combined and Consolidated Financial Statements or the Notes thereto.

ITEM 9. UNDERTAKINGS.

The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 6, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant under Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

II-2

Mobile-health Network Solutions
Exhibit Index

Exhibit Number	Description of Document
1.1*	Form of Underwriting Agreement

3.1	Amended and Restated Memorandum and Articles of Association of the Registrant, as currently in effect

4.1*	Registrant’s Specimen Certificate for Class A Ordinary Shares

4.2*	Form of Underwriter Warrant

4.3*	Form of Subscription Agreement by the Registrant and its investors

5.1*	Opinion of Harney Westwood & Riegels Singapore LLP regarding the validity of the Class A Ordinary Shares being registered

8.1*	Opinion of Harney Westwood & Riegels Singapore LLP regarding certain Cayman Islands tax matters (included in Exhibit 5.1)

10.1	2023 Employee Incentive Plan, dated as of March 27, 2023, as currently in effect

10.2*	Form of Indemnification Agreement between the Registrant and its directors and executive officers

10.3*	Form of Employment Agreement between the Registrant and its executive officers

10.4	Partnership Agreement between Manadr Pte Ltd and five other clinics

10.5#	Medical Service Agreement, dated April 5, 2023

14.1*	Code of Business Conduct and Ethics of the Registrant

19.1*	Insider Trading Policy of the Registrant

21.1	List of Subsidiaries of Mobile-health Network Solutions

23.1*	Consent of Simon & Edward, LLP, Independent Registered Public Accounting Firm

23.2*	Consent of Harney Westwood & Riegels Singapore LLP (included in Exhibit 5.1/Exhibit 99.1)

23.3*	Consent of Rajah & Tann Singapore LLP (included in Exhibit 8.2)

23.4*	Consent of Frost & Sullivan

24.1*	Power of Attorney (included on signature page)

99.1*	Opinion of Harney Westwood & Riegels Singapore LLP regarding certain Cayman Islands law matters

99.2*	Consent of Directors whose appointment will take effect upon the SEC’s declaration of effectiveness of our registration statement on Form F-1

107*	Filing Fee Table

*	To be filed by amendment.
#	Portions of this exhibit have been omitted pursuant to Item 601(b)(10)(iv) of Regulation S-K on the basis that the Company customarily and actually treats that information as private or confidential and the omitted information is not material.

II-3

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in             , Singapore, on             , 2023.

Mobile-health Network Solutions

By:
Name:	Siaw Tung Yeng
Title:	Co-Chief Chief Executive Officer and Director

II-4

Power of Attorney

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints each of Siaw Tung Yeng and Peng Chee Yong as an attorney-in-fact with full power of substitution, for him or her in any and all capacities, to do any and all acts and all things and to execute any and all instruments which said attorney and agent may deem necessary or desirable to enable the registrant to comply with the Securities Act of 1933, as amended (the “Securities Act”), and any rules, regulations and requirements of the Securities and Exchange Commission thereunder, in connection with the registration under the Securities Act of Class A Ordinary Shares of the registrant (the “Shares”), including, without limitation, the power and authority to sign the name of each of the undersigned in the capacities indicated below to the Registration Statement on Form F-1 (the “Registration Statement”) to be filed with the Securities and Exchange Commission with respect to such Shares, to any and all amendments or supplements to such Registration Statement, whether such amendments or supplements are filed before or after the effective date of such Registration Statement, to any related Registration Statement filed pursuant to Rule 462(b) under the Securities Act, and to any and all instruments or documents filed as part of or in connection with such Registration Statement or any and all amendments thereto, whether such amendments are filed before or after the effective date of such Registration Statement; and each of the undersigned hereby ratifies and confirms all that such attorney and agent shall do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

Co-Chief Executive Officer and Director
Name: Siaw Tung Yeng	(principal executive officer)

Chief Financial Officer
Name: Peng Chee Yong	(principal financial and principal accounting officer)

II-5

Signature of Authorized Representative in the United States

Pursuant to the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of             , has signed this registration statement or amendment thereto in New York, New York, United States on             , 2023.

Authorized U.S. Representative

By:
Name:
Title:

II-6